As filed with the Securities and Exchange Commission on June 3, 2009
Registration No. 333-143819

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-2
☒          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐               PRE-EFFECTIVE AMENDMENT NO.
☒          POST-EFFECTIVE AMENDMENT NO. 14
PROSPECT CAPITAL CORPORATION
(Exact Name of Registrant as Specified in Charter)
10 East 40th Street, 44th Floor
New York, NY 10016
(Address of Principal Executive Offices)
Registrant’s Telephone Number, including Area Code: (212) 448-0702
John F. Barry III
Brian H. Oswald
c/o Prospect Capital Management LLC
10 East 40th Street, 44th Floor
New York, NY 10016
(212) 448-0702
(Name and Address of Agent for Service)
Copies of information to:
Richard T. Prins
Skadden Arps Slate Meagher & Flom LLP
4 Times Square
New York, NY 10036
(212) 735-3000
     Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.
     If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a distribution reinvestment plan, check the following box. ☒
     It is proposed that this filing will become effective (check appropriate box):
     ☒     when declared effective pursuant to section 8(c).
     If appropriate, check the following box:
     ☐     This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.
     ☐     This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is           .

SUBJECT TO COMPLETION, DATED JUNE 3, 2009
The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated ___, 2009)
                     Shares
Common Stock
$                     per share
     Prospect Capital Corporation is a financial services company that lends to and invests in middle market, privately-held companies. We are organized as an externally-managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. Prospect Capital Management LLC manages our investments, and Prospect Administration LLC provides the administrative services necessary for us to operate.
     We are offering                     shares of our common stock. See “Plan of Distribution” beginning on page S-30 of this prospectus supplement for more information regarding this offering. These shares are being offered at a discount from our most recently determined net asset value per share pursuant to authority granted by our stockholders at the annual meeting of stockholders held on February 12, 2009. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. See “Risk Factors” beginning on page S-4 and “Sales of Common Stock Below Net Asset Value” beginning on page S-25 of this prospectus supplement and on page 76 of the accompanying prospectus.
     Our common stock is traded on the NASDAQ Global Select Market under the symbol “PSEC.” The last reported closing sales price for our common stock on                     , 2009 was $                     per share and our most recently determined net asset value per share was $14.19 as of March 31, 2009.
     This prospectus supplement and the accompanying prospectus contain important information you should know before investing in our securities. Please read it before you invest and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or the SEC. This information is available free of charge by contacting us at 10 East 40th Street, 44th Floor, New York, NY 10016 or by telephone at (212) 448-0702. The SEC maintains a website at www.sec.gov where such information is available without charge upon written or oral request. Our Internet website address is www.prospectstreet.com. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and you should not consider information contained on our website to be part of this prospectus.
     Investing in our common stock involves risks. See “Risk Factors” beginning on page S-4 of this prospectus supplement and on page 10 of the accompanying prospectus.
     Neither the SEC nor any state securities commission, nor any other regulatory body, has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Sales Load (underwriting discounts and commissions)	$	$
Proceeds to Prospect Capital Corporation, before expenses(1)	$	$

(1)	Before deducting estimated offering expenses payable by us of approximately $ .
     The underwriters have the option to purchase up to an additional                     shares of common stock at the public offering price, less the sales load (underwriting discount and commissions), within 30 days from the date of this prospectus supplement solely to cover over-allotments. If the over-allotment option is exercised in full, the total public offering price will be $                    , and the total sales load (underwriting discount and commissions) will be $                    . The proceeds to us would be $                    , before deducting estimated offering expenses payable by us of approximately $                    .

Preliminary Prospectus Supplement dated ________, 2009
     You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with information that is different from that contained in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition and results of operations may have changed since those dates. This prospectus supplement supersedes the accompanying prospectus to the extent it contains information that is different from or in addition to the information in that prospectus.

PROSPECTUS SUPPLEMENT

S-i

PROSPECTUS SUMMARY
     This summary highlights some information from this prospectus supplement and the accompanying prospectus, and it may not contain all of the information that is important to you. To understand the terms of the common stock offered hereby, you should read this prospectus supplement and the accompanying prospectus carefully. Together, these documents describe the specific terms of the shares we are offering. You should carefully read the sections titled “Risk Factors” in this prospectus supplement and in the accompanying prospectus and the documents identified in the section “Available Information.”
     The terms “we,” “us,” “our,” “Company,” refer to Prospect Capital Corporation; “Prospect Capital Management” and “Investment Advisor” refer to Prospect Capital Management LLC; “Prospect Administration” and the “Administrator” refers to Prospect Administration LLC.
The Company
     Prospect Capital Corporation is a financial services company that primarily lends to and invests in middle market privately-held companies. We are a closed-end investment company that has filed an election to be treated as a business development company under the Investment Company Act of 1940, or the 1940 Act. We invest primarily in senior and subordinated debt and equity of companies in need of capital for acquisitions, divestitures, growth, development, project financing and recapitalization. We work with the management teams or financial sponsors to seek investments with historical cash flows, asset collateral or contracted pro-forma cash flows.
     Typically, we concentrate on making investments in companies with annual revenues of less than $500 million and enterprise values of less than $250 million. Our typical investment involves a secured loan of less than $50 million with some form of equity participation. From time to time, we acquire controlling interests in companies in conjunction with making secured debt investments in such companies. In most cases, companies in which we invest are privately held at the time we invest in them. We refer to these companies as “target” or “middle market” companies and these investments as “middle market investments.”
     We seek to maximize total returns to our investors, including both current yield and equity upside, by applying rigorous credit analysis and asset-based and cash-flow based lending techniques to make and monitor our investments. A majority of our investments to date have been in energy-related industries. We have made no investments to date in the real estate or mortgage industries, and we do not intend currently to focus on such investments.
     As of March 31, 2009, we held investments in 31 portfolio companies. The aggregate fair value as of March 31, 2009 of investments in these portfolio companies held on that date is approximately $594.3 million. Our portfolio across all our long-term debt and certain equity investments had an annualized current yield of 15.1% as of March 31, 2009. The yield includes interest as well as dividends.
Recent Developments
     The revolving period for our credit facility with Rabobank Nederland was previously scheduled to terminate June 6, 2009. On June 1, 2009, Rabobank Nederland and we agreed to extend this date to June 30, 2009. We are currently in negotiations with Rabobank Nederland and certain other banks to further extend the revolving period termination date until June, 2010, and we have received draft commitment letters toward such extension. If the revolving period terminates, we will not be able to make further borrowings under the facility after that date and the outstanding principal balance on that date will mature one year later. At June 1, 2009 we had $129.0 million drawn under the facility and $4.6 million of availability based on our current borrowing base. While we are optimistic that we can successfully reach an agreement, we cannot provide assurances that we will be able to obtain an extension or as to any other terms. See “Risk Factors — Failure to extend our existing credit facility, which is currently scheduled to expire on June 30, 2009, could have a material adverse effect on our results of operations and financial position and our ability to pay expenses and make distributions.”
     On April 20, 2009, we issued 214,456 shares of our common stock in connection with our dividend reinvestment plan.
     On April 27, 2009, we issued 3.68 million shares of our common stock in an underwritten equity offering at $7.75 per share, raising $28.5 million in gross proceeds and $27.2 million of net proceeds after recognizing $1.1 million of underwriting discounts and commissions and $210,000 of estimated offering costs.
     On May 26, 2009, we issued 7.76 million shares of our common stock in an underwritten equity offering at $8.25 per share, raising $64.0 million in gross proceeds and $60.5 million of net proceeds after recognizing $3.20 million of underwriting discounts and commissions and $300,000 of estimated offering costs.

The Offering

Common stock offered by us, excluding the underwriters’ over-allotment option	shares.

Common stock outstanding prior to this offering	shares.

Common stock outstanding after this offering, excluding the underwriters’ over-allotment option	shares.

Use of proceeds	We expect to use the net proceeds of this offering initially to maintain balance sheet liquidity, involving repayment of a portion of the amounts outstanding under our credit facility, investment in high quality short-term debt instruments or a combination thereof, and thereafter to make long-term investments in accordance with our investment objective. See “Use of Proceeds” in this prospectus supplement.

The NASDAQ Global Select Market symbol	PSEC

Risk factors	See “Risk Factors” in this prospectus supplement and the accompanying prospectus and other information in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before you decide whether to make an investment in shares of our common stock.

Current distribution rate	For our third fiscal quarter of 2009, our Board of Directors declared a quarterly dividend of $0.405 per share, representing our 18th consecutive quarterly dividend increase and an annualized dividend yield of approximately % based on our , 2009 closing stock price of $ per share. Such dividend was payable out of earnings. Our dividend is subject to change or discontinuance at any time in the discretion of our Board of Directors. Our future earnings and operating cash flow may not be sufficient to support a dividend.
Fees and Expenses
     The following tables are intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. In these tables, we assume that we have borrowed $200 million under our credit facility, which is the maximum amount available under the credit facility. Except where the context suggests otherwise, whenever this prospectus supplement contains a reference to fees or expenses paid by “you,” “us” or “Prospect Capital,” or that “we” will pay fees or expenses, the Company will pay such fees and expenses out of our net assets and, consequently, you will indirectly bear such fees or expenses as an investor in the Company. However, you will not be required to deliver any money or otherwise bear personal liability or responsibility for such fees or expenses.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)	%(1)
Offering expenses borne by us (as a percentage of offering price)(2)%
Dividend reinvestment plan expenses(3)	None
Total stockholder transaction expenses (as a percentage of offering price)%
Annual expenses (as a percentage of net assets attributable to common stock)(4):
Combined base management fee (____%)(5) and incentive fees payable under Investment Advisory Agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income) (____%)(6)%
Interest payments on borrowed funds	%(7)
Other expenses	%(8)
Total annual expenses	%(6)(8)

Example
     The following table demonstrates the projected dollar amount of cumulative expenses we would pay out of net assets and that you would indirectly bear over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above and that we pay the stockholder transaction costs shown in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$	$	$	$
     While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The income incentive fee under our Investment Advisory Agreement with Prospect Capital Management would be zero at the 5% annual return assumption required by the SEC for this table, since no incentive fee is paid until the annual return exceeds 7%. This illustration assumes that we will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors after such expenses, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at NAV per share, participants in our dividend reinvestment plan will receive a number of shares of our common stock determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” in the accompanying prospectus for additional information regarding our dividend reinvestment plan.
     This example and the expenses in the table above should not be considered a representation of our future expenses. Actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

(1)	The sales load (underwriting discounts and commissions) with respect to our common stock sold in this offering, which is a one time fee, is the only sales load paid in connection with this offering.

(2)	The offering expenses of this offering are estimated to be approximately $ .

(3)	The expenses of the dividend reinvestment plan are included in “other expenses.”

(4)	Net assets attributable to our common stock equal net assets (i.e., total assets less liabilities other than liabilities for money borrowed for investment purposes) at March 31, 2009. See “Capitalization” in this prospectus supplement.

(5)	Our base management fee is 2% of our gross assets (which include any amount borrowed, i.e., total assets without deduction for any liabilities). Assuming that we have borrowed $200 million (the size of our credit facility), the 2% management fee of gross assets equals % of net assets. See “Management — Management Services — Investment Advisory Agreement” in the accompanying prospectus and footnote 7 below.

(6)	Based on an annualized level of incentive fee paid during our quarter ended March 31, 2009, all of which consisted of an income incentive fee. For a more detailed discussion of the calculation of the two-part incentive fee, see “Management — Management Services — Investment Advisory Agreement” in the accompanying prospectus.

(7)	We may borrow additional money before and after the proceeds of this offering are substantially invested. After this offering, we will have an increased amount available for us under our $200 million credit facility. For more information, see “Risk Factors — Risks Relating To Our Business — Changes in interest rates may affect our cost of capital and net investment income” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Operating Expenses — Financial Condition, Liquidity and Capital Resources” in the accompanying prospectus. The table above assumes that we have borrowed $200 million under our credit facility, which is the maximum amount available under the credit facility. If we do not borrow amounts following this offering, our base management fee, as a percentage of net assets attributable to common stock, will decrease from the percentage shown in the table above, as borrowings will not represent a portion of our overall assets.

(8)	“Other expense” is based on our annualized expenses during our quarter ended March 31, 2009. See “Management — Management Services — Administration Agreement” in the accompanying prospectus.

RISK FACTORS
     Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and in the accompanying prospectus, together with all of the other information included in this prospectus supplement and in the accompanying prospectus, before you decide whether to make an investment in our common stock. The risks set forth below and in the accompanying prospectus are not the only risks we face. If any of the adverse events or conditions described below or in the accompanying prospectus occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our NAV and the trading price of our common stock could decline, we could reduce or eliminate our dividend and you could lose all or part of your investment.
Failure to extend our existing credit facility, which is currently scheduled to expire on June 30, 2009, could have a material adverse effect on our results of operations and financial position and our ability to pay expenses and make distributions.
     The revolving period for our credit facility with Rabobank Nederland was previously scheduled to terminate June 6, 2009. On June 1, 2009, Rabobank Nederland and we agreed to extend this date to June 30, 2009. We are currently in negotiations with Rabobank Nederland and certain other banks to further extend the revolving period termination date until June, 2010, and we have received draft commitment letters toward such extension. If the revolving period terminates, we will not be able to make further borrowings under the facility after that date and the outstanding principal balance on that date will mature one year later. At June 1, 2009 we had $129.0 million drawn under the facility. While we are optimistic that we can successfully reach an agreement, we cannot provide assurances that we will be able to obtain an extension and currently expect that the interest rate we pay is likely to increase and that certain other terms may be less favorable than those currently in effect. If we are unable to extend our facility or find a new source of borrowing on acceptable terms, we will be required to pay down the amounts outstanding under the facility during the one-year term-out period through one or more of the following: (1) cash collections on our securities pledged under the facility, (2) at our option, cash collections on our securities not pledged under the facility, or (3) possible liquidation of some or all of our loans and other assets, any of which could have a material adverse effect on our results of operations and financial position and may force us to decrease or stop paying certain expenses and making distributions until the facility is repaid. In addition, our stock price could decline significantly, we would be restricted in our ability to acquire new investments and, in connection with our year-end audit, our independent registered accounting firm could raise an issue as to our ability to continue as a going concern.
Recent developments may increase the risks associated with our business and an investment in us.
     The U.S. financial markets have been experiencing a high level of volatility, disruption and distress, which was exacerbated by the failure of several major financial institutions in the last few months of 2008. In addition, the U.S. economy has entered a recession, which is likely to be severe and prolonged. Similar conditions have occurred in the financial markets and economies of numerous other countries and could worsen, both in the U.S. and globally. These conditions have raised the level of many of the risks described in the accompanying prospectus and could have an adverse effect on our portfolio companies as well as on our business, financial condition, results of operations, dividend payments, credit facility, access to capital, valuation of our assets and our stock price.
If we sell common stock at a discount to our NAV per share, stockholders who do not participate in such sale will experience immediate dilution in an amount that may be material.
     We have obtained approval from our stockholders for us to be able to sell an unlimited number of shares of our common stock at any level of discount from NAV per share in certain circumstances during the one-year period ending February 12, 2010 as described in the accompanying prospectus. The issuance or sale by us of shares of our common stock at a discount to net asset value poses a risk of dilution to our stockholders. In particular, stockholders who do not purchase additional shares at or below the discounted price in proportion to their current ownership will experience an immediate decrease in NAV per share (as well as in the aggregate NAV of their shares if they do not participate at all). These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we experience in our assets, potential earning power and voting interests from such issuance or sale. In addition, such sales may adversely affect the price at which our common stock trades. For additional information and hypothetical examples of these risks, see “Sales of Common Stock Below Net Asset Value” in this prospectus supplement and in the accompanying prospectus.

USE OF PROCEEDS
     The net proceeds from the sale of                     shares of our common stock in this offering will be $                     after deducting estimated offering expenses of approximately $                     payable by us.
     We expect to use the net proceeds of this offering initially to maintain balance sheet liquidity, involving repayment of a portion of the amounts outstanding under our credit facility, investment in high quality short-term debt instruments or a combination thereof, and thereafter to make long-term investments in accordance with our investment objective. The revolving period for our credit facility with Rabobank Nederland continues until June 30, 2009, with a term-out maturity to June 30, 2010. As of June 1, 2009 we had $129.0 million outstanding under our credit facility. Interest under our credit facility is charged at LIBOR plus 250 basis points. Additionally, Rabobank charges a fee on the unused portion of the facility equal to 37.5 basis points per annum, or 50.0 basis points per annum if that unused portion is greater than 50% of the total amount of the facility. After June 30, 2009, pricing for outstanding borrowings under our existing facility will increase by 100 basis points.
CAPITALIZATION
     The following table sets forth our capitalization as of March 31, 2009:
•	on an actual basis; and

•	on an as adjusted basis giving effect to the distribution of shares in connection with our dividend reinvestment plan on April 20, 2009, our sale of 3,680,000 shares of our common stock on April 22, 2009, at a net price of $7.32 per share after deducting offering expenses of $210,000 payable by us and our sale of 7,762,500 shares of our common stock on May 26, 2009, at a net price of $8.21 per share after deducting offering expenses of $300,000 payable by us, and to reductions of borrowings under our credit facility; and

•	on an as further adjusted basis giving effect to the transactions noted in the prior column, to the sale of shares in this offering, at a net price of $ per share after deducting estimated offering expenses of approximately $ payable by us, and our receipt of the estimated net proceeds from this offering and to reductions of borrowings under our credit facility.
     This table should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2009
		As Adjusted
		for the	As Further
		April 22, 2009 and	Adjusted
		May 26, 2009	for this
	Actual	Offerings	Offering(2)
	(In 000s, except shares and per share data)
	(Unaudited)
Long-term debt, including current maturities:
Borrowings under senior credit facility	$137,567	$(1)	$
Amount owed to affiliates	6,555

Total long-term debt	144,122

Stockholders’ equity:
Common stock, par value $0.001 per share (100,000,000 common shares authorized; 31,286,128 shares outstanding actual, 42,943,084(3) shares outstanding as adjusted and $ shares outstanding as further adjusted	31
Paid-in capital in excess of par value	456,398
Undistributed net investment income	12,171
Accumulated realized losses on investments	(12,311)
Net unrealized depreciation on investments	(12,265)

Total stockholders’ equity	444,024

Total capitalization	$588,146	$	$

(1)	As of June 1, 2009, we had approximately $129.0 million outstanding under our credit facility, representing a $8.6 million reduction of borrowings subsequent to March 31, 2009.

(2)	The net proceeds from the sale of our common stock in this offering may be used to repay in part amounts outstanding under the credit facility.

(3)	Includes 214,456 shares of our common stock issued on April 20, 2009 in connection with our dividend reinvestment plan, 3,680,000 shares in connection with our sale of our common stock on April 22, 2009 and 7,762,500 shares in connection with our sale of common stock on May 26, 2009.

DISTRIBUTIONS AND PRICE RANGE OF COMMON STOCK
     We have paid and intend to continue to distribute quarterly dividends to our stockholders out of assets legally available for distribution. Our dividends, if any, will be determined by our Board of Directors. Certain amounts of the quarterly distributions may from time to time be paid out of our capital rather than from earnings for the quarter as a result of our deliberate planning or by accounting reclassifications although we intend that our cumulative distributions over the course of the year will not exceed our taxable income by more than an insignificant amount.
     In order to maintain RIC tax treatment, we must distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, out of the assets legally available for distribution. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of:
•	98% of our ordinary income for the calendar year;

•	98% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year; and

•	any ordinary income and net capital gains for preceding years that were not distributed during such years.
     In December 2008, our Board of Directors elected to retain a portion of our profits generated in the quarter ended September 30, 2008 and pay a 4% excise tax on such retained earnings. The tax of $532,479 was paid during the quarter ended March 31, 2009.
     In addition, although we currently intend to distribute realized net capital gains (which we define as net long-term capital gains in excess of short-term capital losses), if any, at least annually, out of the assets legally available for such distributions, we may decide in the future to retain such capital gains for investment. In such event, the consequences of our retention of net capital gains are as described under “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.
     We maintain an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a dividend then each stockholder’s dividend will be automatically reinvested in additional shares of our common stock, unless the stockholder has specifically “opted out” of the dividend reinvestment plan so as to receive cash dividends. Stockholders who receive distributions in the form of stock are subject to the same U.S. Federal, state and local tax consequences as are stockholders who elect to receive their distributions in cash. See “Dividend Reinvestment Plan” in the accompanying prospectus. The tax consequences of distributions to stockholders are described in the accompanying prospectus under the label “Material U.S. Federal Income Tax Consequences.” To the extent prudent and practicable, we intend to declare and pay dividends on a quarterly basis.
     With respect to the dividends paid to stockholders, income from origination, structuring, closing, commitment and other upfront fees associated with investments in portfolio companies were treated as taxable income and distributed to stockholders. For the fiscal year ended June 30, 2008, we paid total dividends of approximately $39.5 million. For the first three quarters of the fiscal year ending June 30, 2009, we paid total dividends of approximately $36.5 million.

     Tax characteristics of all distributions will be reported to stockholders, as appropriate, on Form 1099-DIV after the end of the calendar year. Our ability to pay distributions could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and loan covenants.
     Our common stock is quoted on the NASDAQ Global Select Market under the symbol “PSEC.” The following table sets forth, for the periods indicated, our NAV per share of common stock and the high and low closing prices per share of our common stock as reported on the NASDAQ Global Select Market. Our common stock historically trades at prices both above and below its NAV. There can be no assurance, however, that such premium or discount, as applicable, to NAV will be maintained. Common stock of business development companies, like that of closed-end investment companies, frequently trades at a discount to current NAV. Recently, our common stock has traded at a discount to our NAV, adversely affecting our ability to raise capital. The risk that our common stock may continue to trade at a discount to our NAV is separate and distinct from the risk that our NAV per share may decline.

					Premium	Premium
			Stock Price		(Discount) of	(Discount) of	Dividend
	NAV(1)		High(2)	Low(2)	High to NAV	Low to NAV	Declared
Twelve Months Ending June 30, 2005
First quarter	$13.67		$15.45	$14.42	13.0%	5.5%	—
Second quarter	13.74		15.15	11.63	10.3%	(15.4)%	$0.100
Third quarter	13.74		13.72	10.61	(0.1)%	(22.8)%	0.125
Fourth quarter	14.59		13.47	12.27	(7.7)%	(15.9)%	0.150
Twelve Months Ending June 30, 2006
First quarter	$14.60		$13.60	$11.06	(6.8)%	(24.2)%	$0.200
Second quarter	14.69		15.46	12.84	5.2%	(12.6)%	0.280
Third quarter	14.81		16.64	15.00	12.4%	1.3%	0.300
Fourth quarter	15.31		17.07	15.83	11.5%	3.4%	0.340
Twelve Months Ending June 30, 2007
First quarter	$14.86		$16.77	$15.30	12.9%	3.0%	$0.380
Second quarter	15.24		18.79	15.60	23.3%	2.4%	0.385
Third quarter	15.18		17.78	16.40	17.1%	8.0%	0.3875
Fourth quarter	15.04		18.68	16.91	24.2%	12.4%	0.390
Twelve Months Ending June 30, 2008
First quarter	$15.08		$18.68	$14.16	23.9%	(6.1)%	$0.3925
Second quarter	14.58		17.17	11.22	17.8%	(23.0)%	0.395
Third quarter	14.15		16.00	13.55	13.1%	(4.2)%	0.400
Fourth quarter	14.55		16.12	13.18	10.8%	(9.4)%	0.40125
Twelve Months Ending June 30, 2009
First quarter	$14.63		$14.24	$11.12	(2.7)%	(24.0)%	$0.4025
Second quarter	14.43		13.08	6.29	(9.4)%	(56.4)%	0.40375
Third quarter	14.19		12.89	6.38	(9.2)%	(55.0)%	0.405
Fourth Quarter (to 6/2/09)	—	(3)	10.48	7.95	— (3)	— (3)	— (4)

(1)	NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high or low sales price. The NAVs shown are based on outstanding shares at the end of each period.

(2)	The High/Low Stock Price is calculated as of the last reported sales price on a given day in the applicable quarter.

(3)	NAV has not yet been finally determined for any day after March 31, 2009.

(4)	The dividend for the fourth quarter of 2009 will be declared in June 2009.

     On                     , 2009, the last reported sales price of our common stock was $           per share, and our most recently determined NAV per share was $14.19 as of March 31, 2009. As of March 31, 2009, we had approximately 46 stockholders of record.
     The below table sets forth each class of our outstanding securities as of March 31, 2009.

		(3)	(4)
(1)	(2)	Amount Held by	Amount Outstanding
Title	Amount	Registrant or for	Exclusive of Amount
of Class	Authorized	its Account	Shown Under(3)
Common Stock	100,000,000	0	31,286,128

SELECTED CONDENSED FINANCIAL DATA
     You should read the condensed financial information below with the Financial Statements and Notes thereto included in this prospectus. Financial information for the twelve months ended June 30, 2008, 2007, 2006 and 2005 and for the period from April 13, 2004 (inception) through June 30, 2004 has been derived from the audited financial statements for that period. Quarterly financial information is derived from unaudited financial data, but in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) that are necessary to present fairly the results of such interim periods. Interim results for the three and nine months ended March 31, 2009 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” starting on page S-10 for more information.

	For the Year/Period Ended June 30,
	2008	2007	2006	2005	2004(1)
	(In thousands except data relating to shares, per share and number of portfolio companies)
Performance Data:
Interest income	$59,033	$30,084	$13,268	$4,586	$—
Dividend income	12,033	6,153	3,601	3,435	—
Other income	8,336	4,444	—	72	—

Total investment income	79,402	40,681	16,869	8,093	—

Interest and credit facility expenses	(6,318)	(1,903)	(642)	—	—
Investment advisory expense	(20,199)	(11,226)	(3,868)	(1,808)	—
Other expenses	(7,772)	(4,421)	(3,801)	(3,874)	(100)

Total expenses	(34,289)	(17,550)	(8,311)	(5,682)	(100)

Net investment income	45,113	23,131	8,558	2,411	(100)

Realized and unrealized gains (losses)	(17,522)	(6,403)	4,338	6,340	—

Net increase in net assets from operations	$27,591	$16,728	$12,896	$8,751	$(100)

Per Share Data(2):
Net increase in net assets from operations	$1.17	$1.06	$1.83	$1.24	na
Distributions declared per share	$(1.59)	$(1.54)	$(1.12)	$(0.38)	na
Average weighted shares outstanding for the period	23,626,642	15,724,095	7,056,846	7,055,100	100
Assets and Liabilities Data:
Investments	$497,530	$328,222	$133,969	$55,030	$—
Other assets	44,248	48,280	4,511	48,879	1

Total assets	541,778	376,502	138,480	103,909	1

Amount drawn on credit facility	91,167	—	28,500	—	—
Amount owed to related parties	6,641	4,838	745	77	100
Other liabilities	14,347	71,616	965	865	—

Total liabilities	112,155	76,454	30,210	942	100

Net assets	$429,623	$300,048	$108,270	102,967	$99

Investment Activity Data:
No. of portfolio companies at period end	29 (3)	24 (3)	15	6	—
Acquisitions	$311,947	$167,255	$83,625	$79,018	$—
Sales, repayments, and other disposals	$127,212	$38,407	$9,954	$32,083	$—

(1)	For the period April 13, 2004 (inception) through June 30, 2004.

(2)	Per share data is based on average weighted shares for the period.

(3)	Includes a net profits interest in Charlevoix Energy Trading LLC (“Charlevoix”), remaining after loan was paid. These net profits interests were settled in May 2009.

	For the Three Months		For the Nine Months
	Ended March 31,		Ended March 31,
	2009	2008	2009	2008
	(In thousands except data relating to shares, per share and number of portfolio companies)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Performance Data:
Interest income	$16,065	$14,890	$50,862	$42,538
Dividend income	4,445	3,423	13,833	7,507
Other income	159	3,687	13,986	5,909

Total investment income	20,669	22,000	78,681	55,954

Interest and credit facility expenses	(1,345)	(1,863)	(4,828)	(4,719)
Investment advisory expense	(5,907)	(5,618)	(20,535)	(14,227)
Other expenses	(1,697)	(1,600)	(6,136)	(5,564)

Total expenses	(8,949)	(9,081)	(31,499)	(24,510)

Net investment income	11,720	12,919	47,182	31,444

Realized and unrealized gains (losses)	3,611	(14,178)	(11,329)	(27,839)

Net increase (decrease) in net assets from operations	$15,331	$(1,259)	$35,853	$3,864

Per Share Data(1):
Net increase (decrease) in net assets from operations	$0.51	$(0.05)	$1.21	$0.16
Distributions declared per share	$(0.41)	$(0.40)	$(1.21)	$(1.18)
Average weighted shares outstanding for the period	29,971,508	23,858,492	29,708,458	22,349,987
Assets and Liabilities Data:
Investments	$555,041	$429,156	$555,041	$429,156
Other assets	47,765	50,851	47,765	50,851

Total assets	602,806	480,007	602,806	480,007

Amount drawn on credit facility	137,567	90,667	137,567	90,667
Amount owed to related parties	6,555	6,493	6,555	6,493
Other liabilities	14,660	11,129	14,660	11,129

Total liabilities	158,782	108,289	158,782	108,289

Net assets	$444,024	$371,718	$444,024	$371,718

Investment Activity Data:
No. of portfolio companies at period end	31 (2)	31 (2)	31 (2)	31 (2)
Acquisitions	$6,356	$31,794	$90,376	$193,034
Sales, repayments, and other disposals	$10,782	$28,891	$23,859	$66,063

(1)	Per share data is based on average weighted shares for the period.

(2)	Includes a net profits interest in Charlevoix, remaining after loan was paid. These net profits interests were settled in May 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

(All figures in this item are in thousands except per share and other data)

References herein to “we,” “us” or “our” refer to Prospect Capital Corporation and its subsidiary unless the context specifically requires otherwise.

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus supplement. Historical results set forth are not necessarily indicative of our future financial position and results of operations.

Note on Forward Looking Statements

Some of the statements in this discussion constitute forward-looking statements, which relate to future events or our future performance or financial condition. The forward-looking statements contained herein involve risks and uncertainties, including statements as to:

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	the impact of investments that we expect to make;

•	our contractual arrangements and relationships with third parties;

•	the dependence of our future success on the general economy and its impact on the industries in which we invest;

•	the ability of our portfolio companies to achieve their objectives;

•	our expected financings and investments;

•	the adequacy of our cash resources and working capital; and

•	the timing of cash flows, if any, from the operations of our portfolio companies.

We generally use words such as “anticipates,” “believes,” “expects,” “intends” and similar expressions to identify forward-looking statements. Our actual results could differ materially from those projected in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus supplement.

We have based the forward-looking statements included in this discussion on information available to us on the date of this report, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the Securities and Exchange Commission (“SEC”), including any annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Market Conditions

In 2008 and early 2009, the financial services industry has been negatively affected by turmoil in the global capital markets. What began in 2007 as a deterioration of credit quality in subprime residential mortgages has spread rapidly to other credit markets. Market liquidity and credit quality conditions are significantly weaker today than two years ago.

We believe that Prospect Capital is well positioned to navigate through these adverse market conditions. As a BDC, we are limited to a maximum 1 to 1 debt to equity ratio, and as of March 31, 2009, our debt to equity ratio was 0.31 to 1. As of March 31, 2009, we have borrowed $137,567 against our credit facility with Rabobank Nederland. The revolving period for this facility continues until June 30, 2009, with a term out maturity on June 30, 2010, and we expect to enter into a new extended facility prior to this date. While we are optimistic, we cannot guarantee the completion of such extension. See “Risk Factors — Failure to extend our existing credit facility could harm our results of operations and ability to pay expenses and make distributions” in this prospectus supplement.

We also continue to generate liquidity through public stock offerings and the realization of portfolio investments. On March 19, 2009 and April 27, 2009, we completed public stock offerings for 1.5 million and 3.68 million shares of our common stock at $8.20 per share and $7.75 per share, raising $12,300 and $28,520 of gross proceeds, respectively. Our loan to Diamondback Operating L.P. was repaid in January 2009. As is typical for our portfolio, we currently have investments in various stages in the exit process that continue to draw interest from prospective buyers.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ materially. In addition to the discussion below, our critical accounting policies are further described in the notes to the financial statements.

  Basis of Consolidation

Under the 1940 Act rules, the regulations pursuant to Article 6 of Regulation S-X, and the American Institute of Certified Public Accountants’ Audit and Accounting Guide for Investment Companies, we are precluded from consolidating any entity other than another investment company or an operating company which provides substantially all of its services and benefits to us. Our March 31, 2009, June 30, 2008, and March 31, 2008 financial statements include our accounts and the accounts of Prospect Capital Funding, LLC, our only wholly-owned, closely-managed subsidiary that is also an investment company. All intercompany balances and transactions have been eliminated in consolidation.

  Investment Classification

We are a non-diversified company within the meaning of the 1940 Act. We classify our investments by level of control. As defined in the 1940 Act, control investments are those where there is the ability or power to exercise a controlling influence over the management or policies of a company. Control is generally deemed to exist when a company or individual possesses or has the right to acquire within 60 days or less, a beneficial ownership of 25% or more of the voting securities of an investee company. Affiliated investments and affiliated companies are defined by a lesser degree of influence and are deemed to exist through the possession outright or via the right to acquire within 60 days or less, beneficial ownership of 5% or more of the outstanding voting securities of another person.

Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains or losses related to that instrument. Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument. Specifically, we record all security transactions on a trade date basis. Investments in other, non-security financial instruments are recorded on the basis of subscription date or redemption date, as applicable. Amounts for investments recognized or derecognized but not yet settled are reported as Receivables for investments sold and Payables for investments purchased, respectively, in the Consolidated Statements of Assets and Liabilities.

  Investment Valuation

Our Board of Directors has established procedures for the valuation of our investment portfolio. These procedures are detailed below.

Investments for which market quotations are readily available are valued at such market quotations.

For most of our investments, market quotations are not available. With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Board of Directors has approved a multi-step valuation process each quarter, as described below:

1) Each portfolio company or investment is reviewed by our investment professionals with the independent valuation firm;

2) the independent valuation firm engaged by our Board of Directors conducts independent appraisals and makes their own independent assessment;

3) the audit committee of our Board of Directors reviews and discusses the preliminary valuation of our Investment Adviser and that of the independent valuation firm; and

4) the Board of Directors discusses the valuations and determines the fair value of each investment in our portfolio in good faith based on the input of our Investment Adviser, the independent valuation firm and the audit committee.

Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present value amount (discounted) calculated based on an appropriate discount rate. The measurement is based on the net present value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, the principal market and enterprise values, among other factors.

In September, 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. We adopted this statement on a prospective basis beginning in the quarter ended September 30, 2008. Adoption of this statement did not have a material effect on our financial.

FAS 157 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1:  Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level 2:  Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3:  Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

The changes to generally accepted accounting principles from the application of FAS 157 relate to the definition of fair value, framework for measuring fair value, and the expanded disclosures about fair value measurements. FAS 157 applies to fair value measurements already required or permitted by other standards.

In accordance with FAS 157, the fair value of our investments is defined as the price that we would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market in which that investment is transacted.

  Revenue Recognition

Realized gains or losses on the sale of investments are calculated using the specific identification method.

Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Origination, closing and/or commitment fees associated with investments in portfolio companies are accreted into interest income over the respective terms of the applicable loans. Upon the prepayment of a loan or debt security, any prepayment penalties and unamortized loan origination, closing and commitment fees are recorded as interest income.

Dividend income is recorded on the ex-dividend date.

Structuring fees and similar fees are recognized as income as earned, usually when paid. Structuring fees, excess deal deposits, net profits interests and overriding royalty interests are included in other income.

Loans are placed on non-accrual status when principal or interest payments are past due 90 days or more or when there is reasonable doubt that principal or interest will be collected. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are restored to accrual status when past due principal and interest is paid and in management’s judgment, are likely to remain current. At March 31, 2009, four loan investments were on non-accrual status: Appalachian Energy Holdings LLC (“AEH”), Integrated Contract Services, Inc. (“Integrated” or “ICS”), Wind River Resources Corp. and Wind River II Corp. (“Wind River”), and Change Clean Energy, Inc. f/k/a Worcester Energy Partners, Inc., Worcester Energy Co., Inc., (“WECO”) and Biochips LLC (collectively “Biomass”). The loan principal of these loans amounted to $69,491 at March 31, 2009.

Introduction

We are a financial services company that primarily lends and invests in middle market, privately-held companies. We are a closed-end investment company that has filed an election to be treated as a business development company under the 1940 Act. We invest primarily in senior and subordinated debt and equity of companies in need of capital for acquisitions, divestitures, growth, development, project financing and recapitalization. We work with the management teams or financial sponsors to seek investments with historical cash flows, asset collateral or contracted pro-forma cash flows.

We seek to be a long-term investor with our portfolio companies. Prior to the fiscal year ended June 30, 2007, we have invested primarily in industries related to the industrial/energy economy. Since then, we have widened our strategy to focus in other sectors of the economy and continue to diversify our portfolio holdings.

Statement of Assets and Liabilities Overview

During the nine months ended March 31, 2009, net assets have increased by $14,401 from $429,623 as of June 30, 2008 to $444,024 as of March 31, 2009. This net increase in assets resulted from a $35,853 increase from operations and $15,067 from capital share transactions, offset by $36,519 in dividends declared to our stockholders. During this nine-month period we recognized net investment income of $47,182, net realized gains on investments of $1,661 and a decrease in net assets due to changes in unrealized appreciation/depreciation of investments of $12,990. The result was the $35,853 increase in net assets resulting from operations.

The aggregate fair value of our portfolio investments was $555,041 and $497,530 as of March 31, 2009 and June 30, 2008, respectively. During the nine months ended March 31, 2009, our net cost of investments increased by $70,501, or 14.2%, as we invested in three new investments and follow-on investments while we sold one investment, received repayment on another two investments, and settled the net profit interests on a third investment. This increased level of investment was financed primarily by increased borrowings on our credit facility. At March 31, 2009, we were invested in 31 long-term portfolio investments (including a net profits interest remaining in Charlevoix).

Investment Activity

During the nine months ended March 31, 2009, we completed three new investments and several follow-on investments in existing portfolio companies, totaling approximately $89,052. The more significant of these investments are described briefly in the following:

On August 1, 2008, we provided $7,400 in debt financing to Castro Cheese Company, Inc. (“Castro”), based in Houston, Texas. Castro is a leading manufacturer, marketer and distributor of Hispanic cheeses and creams.

On August 4, 2008, we provided $15,000 in debt financing to support the take-private acquisition of the TriZetto Group (“TriZetto”). TriZetto is a leading healthcare information technology company.

On August 21, 2008, we provided a $26,000 senior secured debt financing and co-invested $2,300 in equity alongside Great Point Partners, LLC in its growth recapitalization of BNN Holdings Corp. d/b/a Biotronic NeuroNetwork (“Biotronic”), based in Ann Arbor, Michigan. Biotronic is the largest independent national provider of intra-operative neurophysiological monitoring services.

On July 23, 2008, September 8, 2008, and November 7, 2008, and January 21, 2009,we made follow-on secured debt investments of $400, $2,700, and $2,900, and $1,500, respectively in Iron Horse Coiled Tubing, Inc. (“Iron Horse”) in support of the build-out of additional equipment.

On December 10, 2008 we made a follow-on investment of $5,000 in Gas Solutions Holdings, Inc. (“GSHI” or “Gas Solutions”) for the repayment of third-party bank senior credit facility.

During the nine months ended March 31, 2009, we closed out three positions which are briefly described below.

On July 3, 2008, we exercised our warrant for 4,960,585 shares of common stock in Deep Down, Inc. As permitted by the terms of the warrant, we elected to make this exercise on a cashless basis entitling us to 2,618,129 common shares. On August 1, 2008, we sold all the shares acquired receiving $1,649 of net proceeds.

On August 27, 2008, R-V Industries, Inc. (“R-V”) repaid the $7,526 debt outstanding to us.

On January 21, 2009, Diamondback repaid the $9,200 debt outstanding to us. We continue to hold net profit interests on this investment.

On September 30, 2008, we settled our net profits interests (“NPIs”) in IEC Systems LP (“IEC”) and Advanced Rig Services LLC (“ARS”) with the companies for a combined $12,576. IEC and ARS originally issued the NPIs to us when we loaned a combined $25,600 to IEC and ARS on November 20, 2007. In conjunction with the NPI realization, we simultaneously reinvested the $12,576 as incremental senior secured debt in IEC and ARS. The incremental debt will amortize over the period ending November 20, 2010.

The following is a quarter-by-quarter summary of our investment activity:

Quarter-End	Acquisitions(1)	Dispositions(2)

March 31, 2009	$6,356	$10,782
December 31, 2008	13,564	2,128
September 30, 2008	70,456	10,949
June 30, 2008	118,913	61,148
March 31, 2008	31,794	28,891
December 31, 2007	120,846	19,223
September 30, 2007	40,394	17,949
June 30, 2007	130,345	9,857
March 31, 2007	19,701	7,731
December 31, 2006	62,679	17,796
September 30, 2006	24,677	2,781
June 30, 2006	42,783	5,752
March 31, 2006	15,732	901
December 31, 2005	—	3,523
September 30, 2005	25,342	—
June 30, 2005	17,544	—
March 31, 2005	7,332	—
December 31, 2004	23,771	32,083
September 30, 2004	30,371	—

Since inception	$802,600	$231,494

(1)	Includes new deals, additional fundings, refinancings and PIK interest.

(2)	Includes scheduled principal payments, prepayments and refinancings.

Investment Holdings

As of March 31, 2009, we continue to pursue our investment strategy. Despite our name change to “Prospect Capital Corporation” and the termination of our policy to invest at least 80% of our net assets in energy companies in May 2007, we currently have a concentration of investments in companies in the energy and energy related industries. Some of the companies in which we invest have relatively short or no operating histories. These companies are and will be subject to all of the business risk and uncertainties associated with any new business enterprise, including the risk that these companies may not reach their business objective or the value of our investment in them may decline substantially or fall to zero.

Our portfolio had an annualized current yield of 15.1% and 16.8% across all our long-term debt and certain equity investments as of March 31, 2009 and March 31, 2008, respectively. This yield includes interest from all of our long-term investments as well as dividends from GSHI and NRG Manufacturing, Inc. (“NRG”). The 1.7% decrease is primarily due to non-accrual loans. For the three months ended March 31, 2009, total foregone interest related to loans on non-accrual status was $3,940. As of March 31, 2009, we reversed $322 of interest income recognized in prior periods related to AEH and Wind River. We expect the current yield to continue to decline over time as we increase the size of the portfolio. Monetization of other equity positions that we hold is not included in this yield calculation. In each of our portfolio companies, we hold equity positions, ranging from minority interests to majority stakes, which we expect over time to contribute to our investment returns. Some of these equity positions include features such as contractual minimum internal rates of returns, preferred distributions, flip structures and other features expected to generate additional investment returns, as well as contractual protections and preferences over junior equity, in addition to the yield and security offered by our cash flow and collateral debt protections.

As of March 31, 2009, we own controlling interests in Ajax Rolled Ring & Machine (“Ajax”), C&J Cladding, LLC (“C&J”), GSHI, Integrated, Iron Horse, NRG, R-V, CCEI, and Yatesville. We also own affiliated interests in Appalachian Energy Holdings, LLC (“AEH”) and Biotronic.

The following is a summary of our investment portfolio by level of control:

	March 31, 2009		June 30, 2008
	Fair	Percent	Fair	Percent
Level of Control	Value	of Portfolio	Value	of Portfolio

Control	$220,263	37.1%	$205,827	38.8%
Affiliate	30,819	5.2%	6,043	1.2%
Non-control/Non-affiliate	303,959	51.1%	285,660	53.8%
Money Market Funds	39,254	6.6%	33,000	6.2%

Total Portfolio	$594,295	100.0%	$530,530	100.0%

The following is our investment portfolio presented by type of investment at March 31, 2009 and June 30, 2008, respectively:

	March 31, 2009		June 30, 2008
	Fair	Percent	Fair	Percent
Type of Investment	Value	of Portfolio	Value	of Portfolio

Money Market Funds	$39,254	6.6%	$33,000	6.2%
Senior Secured Debt	231,782	39.0%	199,946	37.7%
Subordinated Secured Debt	199,072	33.5%	219,623	41.4%
Subordinated Unsecured Debt	15,095	2.5%	—	0.0%
Preferred Stock	4,705	0.8%	7,707	1.4%
Common Stock	88,341	14.9%	58,312	11.0%
Membership Interests	7,576	1.3%	3,000	0.6%
Net Profit Interests	456	0.1%	—	0.0%
Warrants	8,014	1.3%	8,942	1.7%

Total Portfolio	$594,295	100.0%	$530,530	100.0%

The following is our investment portfolio presented by geographic location of the investment at March 31, 2009 and June 30, 2008, respectively:

	March 31, 2009		June 30, 2008
	Fair	Percent	Fair	Percent
Geographic Exposure	Value	of Portfolio	Value	of Portfolio

Canada	$16,765	2.8%	$11,182	2.1%
Midwest US	81,271	13.7%	47,869	9.0%
Northeast US	41,194	6.9%	68,468	12.9%
Southeast US	115,750	19.5%	128,512	24.2%
Southwest US	254,023	42.7%	211,177	39.9%
Western US	46,038	7.8%	30,322	5.7%
Money Market Funds	39,254	6.6%	33,000	6.2%

Total Portfolio	$594,295	100.0%	$530,530	100.0%

The following is our investment portfolio presented by industry sector of the investment at March 31, 2009 and June 30, 2008, respectively:

	March 31, 2009		June 30, 2008
	Fair	Percent	Fair	Percent
Industry Sector	Value	of Portfolio	Value	of Portfolio

Biomass Power	$6,000	1.0%	$15,580	2.9%
Construction Services	2,483	0.4%	6,043	1.1%
Contracting	5,000	0.8%	5,000	0.9%
Financial Services	21,839	3.7%	23,699	4.5%
Food Products	29,385	5.0%	19,351	3.7%
Gas Gathering and Processing	85,186	14.3%	61,542	11.6%
Healthcare	57,587	9.7%	13,752	2.6%
Manufacturing	100,684	16.9%	109,542	20.7%
Metal Services	9,472	1.6%	6,829	1.3%
Mining and Coal Production	25,848	4.4%	25,726	4.9%
Oil and Gas Production	105,471	17.8%	112,850	21.3%
Oilfield Fabrication	36,515	6.2%	24,854	4.7%
Pharmaceuticals	10,250	1.7%	11,523	2.2%
Production Services	16,765	2.8%	14,038	2.6%
Retail	5,466	0.9%	13,428	2.5%
Shipping Vessels	7,151	1.2%	6,804	1.3%
Specialty Minerals	18,439	3.1%	15,632	2.9%
Technical Services	11,500	1.9%	11,337	2.1%
Money Market Funds	39,254	6.6%	33,000	6.2%

Total Portfolio	$594,295	100.0%	$530,530	100.0%

Investment Valuation

In determining the fair value of our portfolio investments at March 31, 2009, the Audit Committee considered valuations from the independent valuation firm and from management having an aggregate range of $512,598 to $583,857, excluding money market investments.

In determining the range of value for debt instruments, management and the independent valuation firm generally shadow rated the investment and then based upon the range of ratings, determined appropriate yields to maturity for a loan rated as such. A discounted cash flow analysis was then prepared using the appropriate yield to maturity as the discount rate, yielding the ranges. For equity investments, the enterprise value was determined by applying EBITDA multiples for similar recent investment sales. For stressed equity investments, a liquidation analysis was prepared.

The Board of Directors looked at several factors in determining where within the range to value the asset including: recent operating and financial trends for the asset, independent ratings obtained from third parties and comparable multiples for recent sales of companies within the industry. The composite of all these analysis, applied to each investment, was a total valuation of $555,041, excluding money market investments.

Our investments are generally lower middle market companies, outside of the financial sector, with less than $30,000 of annual EBITDA. We believe our market has experienced less volatility than others because we believe there are more buy and hold investors who own these less liquid investments. In addition, the middle market relies on less leverage than the large capitalization marketplace, which we believe will result in less financial distress.

During the fiscal year ended June 30, 2008 and continuing through March 31, 2009, several general economic factors have occurred which have affected the valuation of our investment portfolio.

Generally, interest rates offered on loans similar to those that we have originated have changed since our investments were consummated. While we do not believe that there has been any diminution of credit quality, general changes in current interest rates would affect the price for which we could sell these assets and we have adjusted our fair value of these assets to reflect such changes. During the nine months ended March 31, 2009, we have adjusted the value of twelve debt investments based upon such general changes in market interest rates including: Biotronic, C&J, Castro, Freedom Marine Services LLC, H&M Oil & Gas, LLC, Maverick Healthcare, LLC, Qualitest Pharmaceuticals, Inc. (“Qualitest”), Regional Management Corp. (“RMC”), Resco Products, Inc. (“Resco”), Shearer’s Foods, Inc., Stryker Energy, LLC, and TriZetto.

Five debt investments were made to companies that are not performing in line with budget expectations as of March 31, 2009. For these investments (AEH, Conquest Cherokee, LLC, Deb Shops, Inc. (“Deb Shops”), Iron Horse, and Wind River Resources Corp. and Wind River II Corp.) we expect full recovery. We used higher market interest rates to take into account the increased credit risk and general changes in current interest rates for similar assets to determine their fair value.

Control investments offer increased risk and reward over straight debt investments. Operating results and changes in market multiples can result in dramatic changes in values from quarter to quarter. Significant downturns in operations can further result in our looking to recoveries on sales of assets rather than the enterprise value of the investment. Several control assets in our portfolio are under enhanced scrutiny by our senior management and our Board of Directors and are discussed below.

Gas Solutions Holdings, Inc.

GSHI is an investment that we made in September 2004 and own 100% of the equity. GSHI is a midstream gathering and processing business located in East Texas. GSHI has improved its operations and we have experienced an increase in revenue, gross margin, and EBITDA (the latter two metrics on both an absolute and a percentage of revenues basis) over the past four years.

During the past year, we have been in discussions with multiple interested purchasers for Gas Solutions. While we wish to unlock the value in Gas Solutions, we do not wish to enter into any agreement at any time that does not recognize the long term value we see in Gas Solutions. As a well hedged midstream asset, which will generate predictable and consistent cash flows to us, Gas Solutions is a valuable asset that we wish to sell at a value-maximizing price, or not at all. We continue discussions with interested parties, but have a patient approach toward the process. In addition, a sale of the assets, rather than the stock of GSHI, might result in a significant tax liability at the GSHI level which will need to be paid prior to any distribution to us.

In late March 2008, Royal Bank of Canada provided a $38,000 term loan to Gas Solutions II Ltd, a wholly owned subsidiary of GSHI, the proceeds of which were used to refinance all of Citibank’s approximately $8,000 of outstanding senior secured debt as well as to make a $30,000 cash distribution to GSHI. We had non-recourse access to this cash at GSHI. In December 2008, we lent an additional $5,000 to GSHI which enabled Gas Solutions II Ltd to repay the loan to the Royal Bank of Canada. Upon repayment, we now hold a first lien position in GSHI, improving our leverage position with our lender.

In early May 2008, Gas Solutions II Ltd purchased a series of propane puts at $0.10 out of the money and at prices of $1.53 per gallon and $1.394 per gallon covering the periods May 1, 2008 through April 30, 2009 and May 1, 2009 through April 30, 2010, respectively. These hedges have been executed at close to the highest historical market propane prices ever achieved. Such hedges preserve the upside of Gas Solutions II Ltd to benefit from potential future changes in commodity prices. GSHI generated approximately $26,172 of EBITDA for the fiscal year ending December 31, 2008, an increase of 67.1% from the 2007 results.

In determining the value of GSHI, we have utilized several valuation techniques to determine the value of the investment. These techniques offer a wide range of values. Our Board of Directors has determined the value to be $85,186 for our debt and equity positions at March 31, 2009 based upon a combination of a discounted cash flow analysis, a public comparables analysis and review of recent indications of interest. At

March 31, 2009, GSHI is valued $55,164 above its amortized cost at March 31, 2009, compared to the $36,321 unrealized gain recorded at June 30, 2008.

Integrated Contract Services, Inc.

Our investment in ICS is under enhanced review by our senior management team due to existing payment and covenant defaults under the contracts governing these investments. Prior to January 2009, ICS owned the assets of ESA Environmental Specialists, Inc. (“ESA”), and 100% of the stock of The Healing Staff (“THS”). ESA originally defaulted under our contract governing our investment in ESA, prompting us to commence foreclosure actions with respect to certain ESA assets in respect of which we have a priority lien. In response to our actions, ESA filed voluntarily for reorganization under the bankruptcy code on August 1, 2007. On September 20, 2007 the U.S. Bankruptcy Court approved a Section 363 Asset Sale from ESA to us. To complete this transaction, we contributed our ESA debt to a newly-formed entity, ICS, and provided funds for working capital on October 9, 2007. In return for the ESA debt, we received senior secured debt in ICS of equal amount to our ESA debt, preferred stock of ICS, and 49% of the ICS common stock. ICS subsequently ceased operations and assigned the collateral back to us. ICS is in default of both payment and financial covenants. During September and October 2007, we provided $1,170 to THS for working capital.

In January 2009, we foreclosed on the real and personal property of ICS. Through this foreclosure process, we gained 100% ownership of THS and certain ESA assets. Based upon an analysis of the liquidation value of the ESA assets and the enterprise value of THS, our Board of Directors reaffirmed the fair value of our investment in ICS at $5,000 at March 31, 2009, a reduction of $11,690 from its amortized cost at March 31, 2009, compared to the $11,464 unrealized loss recorded at June 30, 2008.

Change Clean Energy Holdings Inc. (“CCEHI”) and Change Clean Energy, Inc. (“CCEI”), f/k/a Worcester Energy Partners, Inc.

CCEI is under enhanced review by our senior management team due to poor operating results since investment. We have installed a new manager at CCEI. CCEI ceased operations temporarily in the first quarter of 2009. During the quarter, we determined that it was appropriate to institute foreclosure proceedings against the co-borrowers of our debt to take full control of the assets. In anticipation of such proceedings CCEHI was established and on March 11, 2009, the foreclosure was completed and the assets were assigned to a wholly owned subsidiary of CCEHI. CCEI ceased operations temporarily in the first quarter of 2009. During the nine months ended March 31, 2009, we provided additional funding of $4,211 to Biomass to fund ongoing operations. Our Board of Directors, upon recommendation from senior management, has set the value of the CCEI investment based upon an enterprise valuation at $6,000 at March 31, 2009, a reduction of $37,134 from its amortized cost at March 31, 2009, compared to the $22,141 unrealized loss recorded at June 30, 2008.

Yatesville Coal Holdings, Inc.

As we previously discussed, all of our coal holdings are now held in one consolidated entity, Yatesville. Yatesville had begun to show improvement since the consolidation of the coal holdings in one entity under common management, but this came to a halt at the end of December 2008 when the company exhausted its permitted reserves. During the nine months ended March 31, 2009, we provided additional funding of $7,570 to Yatesville to fund ongoing operations. We will continue to value Yatesville on an asset basis. Our Board of Directors, upon recommendation from senior management, has set the value of the Yatesville investment at $25,848 at March 31, 2009, a reduction of $21,465 from its amortized cost at March 31, 2009, compared to the $14,694 unrealized loss recorded at June 30, 2008.

Capitalization

Our investment activities are capital intensive and the availability and cost of capital is a critical component of our business. We capitalize our business with a combination of debt and equity. Our debt is currently consists of a revolving credit facility availing us of the ability to borrow up to $200,000 of debt subject to borrowing base determinations and our equity capital is currently comprised entirely of common equity.

We had $137,567 and $91,167 of borrowings at March 31, 2009 and June 30, 2008, respectively. These borrowings were made against a credit facility in place at Rabobank Nederland. The maintenance of this facility requires us to pay a fee for the amount not drawn upon. Through November 30, 2007, this fee is assessed at the rate of 37.5 basis points per annum of the amount of that unused portion; after that date, this rate increased to 50.0 basis points per annum if that unused portion was greater than 50% of the total amount of the facility. The following table shows the facility amounts and outstanding borrowings at March 31, 2009 and June 30, 2008:

	As of March 31, 2009		As of June 30, 2008
	Facility	Amount	Facility	Amount
	Amount	Outstanding	Amount	Outstanding

Revolving Credit Facility	$200,000	$137,567	$200,000	$91,167

The following table shows the contractual maturity of our revolving credit facility at March 31, 2009:

	Payments Due By Period
	Less Than		More Than
	1 Year	1 - 3 Years	3 Years

Credit Facility Payable	$137,567	$—	$—

During the quarter ended March 31, 2009, we completed a public offering and raised $12,300 of additional equity by issuing 1.5 million shares of our common stock below net asset value diluting shareholder value by $0.32 per share. The following table shows the calculation of net asset value per share as of March 31, 2009 and June 30, 2008:

	As of March 31, 2009	As of June 30, 2008

Net Assets	$444,024	$429,623
Shares of common stock outstanding	31,286,128	29,520,379

Net asset value per share	$14.19	$14.55

At March 31, 2009, we had 31,286,128 shares of our common stock issued and outstanding.

Results of Operations

For the three months ended March 31, 2009 and March 31, 2008, the net increase (decrease) in net assets resulting from operations was $15,331 and ($1,259), respectively, representing $0.51 and ($0.05) per share, respectively. We experienced a net realized and unrealized gain of $3,611 or approximately $0.12 per share in the three months ended March 31, 2009. This compares with the net realized and unrealized loss of $14,178 during the three months ended March 31, 2008 or approximately $0.59 per share.

For the nine months ended March 31, 2009 and March 31, 2008 (or for the periods since the beginning of our fiscal years) the net increase in net assets resulting from operations was $35,853 and $3,605, respectively, representing $1.21 and $0.16 per share, respectively. We experienced a net realized and unrealized loss of $11,329 or approximately $0.38 per share in the nine months ended March 31, 2009. This compares with the net realized and unrealized loss of $27,839 during the nine months ended March 31, 2008 or approximately $1.24 per share.

While we seek to maximize gains and minimize losses, our investments in portfolio companies can expose our capital to risks greater than those we may anticipate as these companies are typically not issuing securities rated investment grade, have limited resources, have limited operating history, are generally private companies with limited operating information available and are likely to depend on a small core of management talents. Changes in any of these factors can have a significant impact on the value of the portfolio company.

Investment Income

We generate revenue in the form of interest income on the debt securities that we own, dividend income on any common or preferred stock that we own, and amortized loan origination fees on the structuring of new deals. Our investments, if in the form of debt securities, will typically have a term of one to ten years and bear interest at a fixed or floating rate. To the extent achievable, we will seek to collateralize our investments by obtaining security interests in our portfolio companies’ assets. We also may acquire minority or majority equity interests in our portfolio companies, which may pay cash or in-kind dividends on a recurring or otherwise negotiated basis. In addition, we may generate revenue in other forms including prepayment penalties and possibly consulting fees. Any such fees generated in connection with our investments are recognized as earned.

Investment income consists of interest income, including accretion of loan origination fees and prepayment penalty fees, dividend income and other income, including net profits interest, overriding royalties interest and structuring fees. The following table details the various components of investment income and the related levels of debt investments for the three and nine months ended March 31, 2009 and March 31, 2008:

	For the		For the
	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2009	2008	2009	2008

Interest income	$16,065	$14,890	$50,862	$42,538
Dividend income	4,445	3,423	13,833	7,507
Other income	159	3,687	13,986	5,909

Total investment income	$20,669	$22,000	$78,681	$55,954

Average debt principal of investments	$537,277	$422,474	$523,363	$381,566

Weighted-average interest rate earned	11.96%	14.10%	12.77%	14.65%

Total investment income has decreased for the three months ended March 31, 2009 from the amount reported for the three months ended March 31, 2008 primarily due to a decrease in other income.

Income from other sources decreased from $3,687 for the three months ended March 31, 2008 to $159 for the three months ended March 31, 2009. This $3,528 decrease was due primarily to the decrease in overriding royalty interests from Ken-Tex Energy Corp (“Ken-Tex”).

While average principal balances of debt investments have increased from $422,474 for the three months ended March 31, 2008 to $537,277 for the three months ended March 31, 2009, the weighted-average interest rate earned decreased from 14.10% to 11.96%. During the three month period ended March 31, 2009, interest of $3,940 was forgone on non-accrual debt investments compared to $748 of forgone interest for the three months ended March 31, 2008. Without these adjustments, the weighted average interest rates earned on debt investments would have been 14.89% and 14.81% for the three months ended March 31, 2009 and 2008, respectively.

Dividend income has grown significantly from $3,423 to $4,445 for the three months ended March 31, 2008 and March 31, 2009, respectively. The increase in dividend income is attributable to dividends received from our investment in GSHI. We received dividends of $3,000 and $4,000 during the three months ended March 31, 2008 and March 31, 2009, respectively

Total investment income has increased for the nine months ended March 31, 2009 from the amount reported for the nine months ended March 31, 2008 primarily due to an increase in interest and other income.

Interest income has increased from $42,538 for the nine months ended March 31, 2008 to $50,862 for the nine months ended March 31, 2009. While principal balances of debt investments have increased from $381,566 for the nine months ended March 31, 2008 to $523,363 for the nine months ended March 31, 2009, the weighted-average interest rate earned decreased from 14.65% to 12.77%. During the nine month period ended March 31, 2009, interest of $11,270 was forgone on non-accrual debt investments compared to $1,431 of forgone interest for the nine months ended March 31, 2008. We had previously accrued default interest on these assets of $3,448 and $433 for the nine months ended March 31, 2009 and 2008, respectively. Also, we recognized $784 of prepayment penalty income from Ken-Tex and Arctic Acquisition Corp. during the nine months ending March 31, 2008. No prepayment penalties were received for the nine months ended March 31, 2009. With these adjustments, the weighted average interest rates earned on debt investments would have been 14.73% and 14.67% for the nine months ended March 31, 2009 and 2008.

Income from other sources increased from $5,909 for the nine months ended March 31, 2008 to $13,986 for the nine months ended March 31, 2009. This $8,077 increase is primarily due to the settlement of our net profit interests in IEC/ARS for $12,576. This $12,576 increase from settlement of our net profit interests was partially offset by the decrease in overriding royalty interests related to Ken-Tex Energy Corp and the decrease in structuring fees.

Dividend income has grown significantly from $7,507 to $13,833 for the nine months ended March 31, 2008 and March 31, 2009, respectively. The increase in dividend income is attributable to dividends received from our investment in GSHI. We received dividends of $5,450 and $12,000 during the nine months ended March 31, 2008 and March 31, 2009, respectively. Dividends were also received from our investments in Ajax and NRG during the nine months ended March 31, 2009.

Operating Expenses

Our primary operating expenses consist of investment advisory fees (base management and income incentive fees), credit facility costs, legal and professional fees and other operating and overhead-related expenses. These expenses include our allocable portion of overhead under the Administration Agreement with Prospect Administration under which Prospect Administration provides administrative services and facilities for us. Our investment advisory fees compensate our Investment Adviser for its work in identifying, evaluating, negotiating, closing and monitoring our investments. We bear all other costs and expenses of our operations and transactions in accordance with our Administration Agreement with Prospect Administration. Operating expenses were $8,949 and $9,081 for the three months ended March 31, 2009 and March 31, 2008, respectively. For the nine months ended March 31, 2009 and March 31, 2008, operating expenses were $31,499 and $24,510, respectively.

The base management fee was $2,977 and $2,388 for the three months ended March 31, 2009 and March 31, 2008, respectively. It was $8,740 and $6,366 for the nine months ended March 31, 2009 and March 31, 2008, respectively. The increase in this expense for the nine months ended March 31, 2009 is directly related to our growth in total assets. For the three months ended March 31, 2009 and March 31, 2008, we incurred $2,930 and $3,230, respectively, of income incentive fees. For the nine months ended March 31, 2009 and March 31, 2008, we incurred $11,795 and $7,861, respectively, of income incentive fees. The $300 decrease in the income incentive fee for the respective three-month periods is driven by a slight decrease in pre-management fee net investment income from $18,537 for the three months ended March 31, 2008 to $17,627 for the three months ended March 31, 2009. Income incentive fee increased by $3,934 on a nine-month basis as pre-management fee net investment income increased from $45,671 for the nine months ended March 31, 2008 and to $67,717 for the nine months ended March 31, 2009. No capital gains incentive fee has yet been incurred pursuant to the Investment Advisory Agreement.

During the three and nine months ended March 31, 2009, we incurred $1,345 and $4,828, respectively of expenses related to our credit facility. This compares with expenses of $1,863 and $4,719 incurred during the three and nine months ended March 31, 2008. These expenses are related directly to the leveraging capacity put into place for each of those periods and the levels of indebtedness actually undertaken during those quarters. The table below describes the various credit facility expenses and the related indicators of leveraging capacity and indebtedness during these periods.

	For the		For the
	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2009	2008	2009	2008

Interest expense	$1,101	$1,584	$4,043	$3,781
Amortization of deferred financing costs	180	180	540	547
Commitment and other fees	64	99	245	391

Total	$1,345	$1,863	$4,828	$4,719

Weighted-average debt outstanding	$144,887	$110,792	$132,099	$80,009

Weighted-average interest rate incurred	3.08%	5.74%	4.08%	6.27%

Facility amount at beginning of period	$200,000	$200,000	$200,000	$200,000

The decrease in our interest rate incurred is primarily due to a decrease in average LIBOR of approximately 2.8% for the three and nine months ended March 31, 2009 in comparison to the same periods ending March 31, 2008. This decrease is partially offset by an increase of 125 basis points in our current borrowing rate effective November 14, 2008.

As our asset base has grown and we have added complexity to our capital raising activities, due, in part, to our securitization credit facility initiated in June 2007, we have commensurately increased the size of our administrative and financial staff, accounting for a significant increase in the overhead allocation from Prospect Administration. Over the last year, Prospect Administration has added several additional staff members, including a senior finance professional, a treasurer, a corporate counsel and other finance professionals. As our portfolio continues to grow, we expect to continue to increase the size of our administrative and financial staff on a basis that provides increasing returns to scale. However, initial investments in administrative and financial staff may not provide returns to scale immediately, perhaps not until the portfolio increases to a greater size. Other allocated expenses from Prospect Administration have, as expected, increased alongside with the increase in staffing and asset base.

Legal costs decreased significantly from $2,224 for the nine months ended March 31, 2008 to $590 for the nine months ended March 31, 2009 as there were reduced costs for litigation.

Net Realized Gain (Loss)

Net realized gains were $0 and $208 for the three months ended March 31, 2009 and March 31, 2008, respectively. For the nine months ended March 31, 2009 and March 31, 2008, net realized gains (losses) were $1,661 and $(18,413), respectively. The net realized gain of $1,661 for the nine months ended March 31, 2009 was due primarily to the sale of the warrant related to Deep Down, Inc. The net realized loss of $18,413 for the nine months ended March 31, 2008 was attributable primarily to our disposition of our investments in Central Illinois Energy, LLC and Advantage Oilfield Group, Ltd. (“AOG”).

Increase (Decrease) in Net Assets from Net Changes in Unrealized Appreciation/Depreciation

Increase (decrease) in net assets from changes in unrealized appreciation/depreciation was $3,611 and $(14,386) for the three months ended March 31, 2009 and March 31, 2008, respectively. For the three months ended March 31, 2009, the $3,611 increase in net assets from the net change in unrealized appreciation/depreciation was driven primarily by write-ups of our investments in GSHI, H&M, and NRG which were partially offset by unrealized depreciation of our investments in Ajax, Deb Shops CCEI, and Yatesville. For the three months ended March 31, 2008, the $14,386 decrease in net assets from such changes is attributable to write-downs of our investments in NRG and CCEI offset by a write-up of our investment in GSHI.

For the nine months ended March 31, 2009 and March 31, 2008, net assets decreased by $12,990 and $9,426, respectively from changes in unrealized appreciation/depreciation. The $12,990 decrease occurring during the nine months ended March 31, 2009 was attributable to unrealized depreciation recognized for our investments in Ajax, AEH, R-V Industries, Deb Shops, CCEI, and Yatesville partially offset by write-ups of our investments in GSHI and NRG. The $9,426 decrease from changes in unrealized appreciation/depreciation for the nine months ended March 31, 2008 was the net result of write-downs of our investments in Integrated and CCEI offset by the write-up of our investment in ESA Environmental Specialists, Inc. and by the disposition of AOG (which had been previously valued below cost).

Financial Condition, Liquidity and Capital Resources

For the three months ended March 31, 2009 and March 31, 2008, our operating activities (used) provided ($2,426) and $4,863 of cash, respectively. Financing activities provided $437 and $10,371 of cash during the three months ended March 31, 2009 and March 31, 2008, respectively which included the payments of dividends of $10,192 and $9,369, during the three months ended March 31, 2009 and March 31, 2008, respectively.

For the nine months ended March 31, 2009 and March 31, 2008, our operating activities used $25,552 and $150,705 of cash, respectively. Financing activities provided $25,446 and $167,275 of cash during the nine months ended March 31, 2009 and March 31, 2008, respectively which included the payments of dividends of $32,413 and $15,956, during the nine months ended March 31, 2009 and March 31, 2008, respectively.

Our primary uses of funds have been to add to our investments in our portfolio companies, to add new companies to our investment portfolio, and to make cash distributions to holders of our common stock.

We have funded and may continue to fund a portion of our cash needs through borrowings from banks, issuances of senior securities or secondary offerings. We may also securitize a portion of our investments in mezzanine or senior secured loans or other assets. Our objective is to put in place such borrowings in order to enable us to expand our portfolio. At March 31, 2009, we had a $200,000 revolving credit facility on which $137,567 was outstanding. This facility matures on June 6, 2009, and we are currently negotiating for an extension and expansion of the facility. See “Risk Factors — Failure to extend our existing credit facility could harm our results of operations and ability to pay expenses and make distributions” in this prospectus supplement.

On September 6, 2007, our Registration Statement on Form N-2 was declared effective by the SEC. At March 31, 2009, under the Registration Statement, we had remaining availability to issue up to approximately $341,000 of our equity securities over the next 17 months. In April 2009, we issued an additional $28,520 in common stock, reducing the remaining availability to approximately $313,000.

Off-Balance Sheet Arrangements

At March 31, 2009, we did not have any off-balance sheet liabilities or other contractual obligations that are reasonably likely to have a current or future material effect on our financial condition, other than those which originate from 1) the investment advisory and management agreement and the administration agreement and 2) the portfolio companies.

Developments Since the End of the Fiscal Quarter

On April 20, 2009, we issued 214,456 shares of our common stock in connection with the dividend reinvestment plan.

On April 27, 2009, we issued 3.68 million shares of our common stock in an underwritten equity offering at $7.75 per share, raising $28,520 in gross proceeds and $27,166 of net proceeds after recognizing $1,114 of underwriting discounts and commissions and $210 of estimated offering costs.

SALES OF COMMON STOCK BELOW NET ASSET VALUE

At our annual meeting of stockholders held on February 12, 2009, our stockholders approved our ability to sell an unlimited number of shares of our common stock at any level of discount NAV per share during the twelve month period following such approval. In order to sell shares pursuant to this authorization a majority of our directors who have no financial interest in the sale and a majority of our independent directors must (a) find that the sale is in our best interests and in the best interests of our stockholders, and (b) in consultation with any underwriter or underwriters of the offering, make a good faith determination as of a time either immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares, or immediately prior to the issuance of such shares, that the price at which such shares are to be sold is not less than a price which closely approximates the market value of such shares, less any distributing commission or discount. We are also permitted to sell shares of common stock below NAV per share in rights offerings, although we will not do so under this prospectus supplement.

The offering being made pursuant to this prospectus supplement is at a price below our most recently determined NAV per share. In making a determination that this offering is in our and our stockholders’ best interests, our Board of Directors considered a variety of factors including matters such as:

•	the effect that the offering will have on our stockholders, including the potential dilution they may experience as a result of the offering;

•	the amount per share by which the offering price per share and the net proceeds per share are less than the most recently determined NAV per share;

•	the relationship of recent market prices of our common stock, which were lower than the price at which shares are being offered, to NAV per share and the potential impact of the offering on the market price per share of our common stock;

•	whether the estimated offering price would closely approximate the market value of our shares;

•	the potential market impact of being able to raise capital during the current financial market difficulties;

•	the nature of any new investors anticipated to acquire shares in the offering;

•	the anticipated rate of return on and quality, type and availability of investments; and

•	the leverage available to us.

Our Board of Directors considered the fact that sales of common stock at a discount will benefit our Investment Advisor as the Investment Advisor will earn additional investment management fees on the proceeds of such offerings, as it would from the offering of any other securities of the Company or from the offering of common stock at premium to NAV per share.

We will not sell shares under a prospectus supplement to the post-effective amendment to the registration statement of which this prospectus forms a part (the “current amendment”) if the cumulative dilution to our NAV per share from offerings under the current amendment exceeds 15%. The declaration of effectiveness of this registration statement would reset the 15% cumulative dilution limit. This limit would be measured separately for each offering pursuant to the current amendment by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the percentage from each offering. For example, if our most recently determined NAV at the time of the first offering is $12.42 and we have 43 million shares outstanding, sale of 12 million shares at net proceeds to us of $6.21 per share (a 50% discount) would produce dilution of 10.91%. If we subsequently determined that our NAV per share increased to $13.00 on the then 55 million shares outstanding and then made an additional offering, we could, for example, sell approximately an additional 4.9 million shares at net proceeds to us of $6.50 per share, which would produce dilution of 4.09%, before we would reach the aggregate 15% limit. If we file a new post-effective amendment, the threshold would reset.

On March 19, 2009, we sold 1,500,000 shares of our common stock directly to certain institutional investors at a price of $8.20 per share. While NAV had not been finally determined for any day after December 31, 2008, the sale of 1,500,000 shares at a price of $8.20 per share was estimated to have resulted in 2.20% of dilution immediately after that offering to our most recently determined NAV per share ($14.43 as of December 31, 2008).

On April 22, 2009, we sold 3,680,000 shares of our common stock in an underwritten public offering at a price of $7.75 per share. The sale of 3,680,000 shares at a price of $7.75 per share resulted in approximately 5.05% dilution immediately after that offering to our most recently determined NAV per share ($14.15 as of March 31, 2009 after adjustment for shares issued in connection with the dividend reinvestment plan on April 20, 2009).

On May 26, 2009, we sold 7,762,500 shares of our common stock in an underwritten public offering at a price of $8.25 per share. The sale of 7,762,500 shares at a price of $8.25 per share resulted in approximately 7.59% dilution immediately after that offering to our most recently determined NAV per share ($13.44 as of March 31, 2009 after adjustment for shares issued in connection with the dividend reinvestment plan on April 20, 2009 and the offering on April 22, 2009). When taken together, it is estimated that our sale on March 19, 2009, April 22, 2009 and May 26, 2009 resulted in cumulative dilution of 14.84% to our NAV. The declaration of effectiveness of this filing will reset the 15% limit.

Sales by us of our common stock at a discount from NAV pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering.

The following three headings and accompanying tables will explain and provide hypothetical examples on the impact of an offering at a price less than NAV per share on three different set of investors:

•	existing stockholders who do not purchase any shares in the offering;

•	existing stockholders who purchase a relatively small amount of shares in the offering or a relatively large amount of shares in the offering; and

•	new investors who become stockholders by purchasing shares in the offering.

Impact On Existing Stockholders Who Do Not Participate in the Offering

Our existing stockholders who do not participate in an offering below NAV per share or who do not buy additional shares in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential risks. These stockholders will experience an immediate decrease (often called dilution) in the NAV of the shares they hold and their NAV per share. These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we will experience in our assets, potential earning power and voting interests due to the offering. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increase.

The following chart illustrates the level of NAV dilution that would be experienced by a stockholder who does not participate in the offering. It is not possible to predict the level of market price decline that may occur. NAV has not been finally determined for any day after March 31, 2009. The table below is shown based upon the pro-forma NAV calculated by us taking into account the dilutive effects on our NAV per share of our issuance of shares in connection with out dividend reinvestment plan on April 20, 2009 and our April 22, 2009 and May 26, 2009 sales noted above. For purposes of illustration, the table below assumes that our March 31, 2009 NAV per share has been reduced by 12.47% to $12.42 per share as a result of the foregoing transactions. The following example assumes a sale of 4,000,000 shares at a sales price to the public of $10.00 with a 5% underwriting discount and commissions and $200,000 of expenses ($9.45 per share net).

	Prior to Sale	Following	%
	Below NAV	Sale	Change

Offering Price
Price per Share to Public		$10.00
Net Proceeds per Share to Issuer		$9.45
Decrease to NAV
Total Shares Outstanding	42,943,084	46,943,084	9.31%
NAV per Share	$12.42	$12.17	(2.04)%
Dilution to Nonparticipating Stockholder
Shares Held by Stockholder A	42,943	42,943	0.00%
Percentage Held by Stockholder A	0.10%	0.09%	(8.52)%
Total NAV Held by Stockholder A	$533,344	$522,477	(2.04)%
Total Investment by Stockholder A (Assumed to be $12.42 per Share)		$533,344
Total Dilution to Stockholder A (Total NAV Less Total Investment)		$(10,867)
NAV per Share Held by Stockholder A after offering		$12.17
Investment per Share Held by Stockholder A (Assumed to be $12.42 on Shares Held Prior to Sale)	$12.42	$12.42
Dilution per Share Held by Stockholder A (NAV per Share Less Investment per Share)		$(0.25)
Percentage Dilution to Stockholder A (Dilution per Share Divided by Investment per Share)			(2.04)%

Impact On Existing Stockholders Who Do Participate in the Offering

Our existing stockholders who participate in the offering or who buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of NAV dilution as the nonparticipating stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our shares immediately prior to the offering. The level of NAV dilution will decrease as the number of shares such stockholders purchase increases. Existing stockholders who buy more than such percentage will experience NAV dilution but will, in contrast to existing stockholders who purchase less than their proportionate share of the offering, experience an increase (often called accretion) in NAV per share over their investment per share and will also experience a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering. The level of accretion will increase as the excess number of shares such stockholder purchases increases. Even a stockholder who overparticipates will, however, be subject to the risk that we may make additional discounted offerings in which such stockholder does not participate, in which case such a stockholder will experience NAV dilution as described above in such subsequent offerings. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of dilution and accretion in the offering for a stockholder that acquires shares equal to (1) 50% of its proportionate share of the offering (i.e., 3,375 shares, which is 0.05% of the offering 6,750,000 shares rather than its 0.10% proportionate share) and (2) 150% of such percentage (i.e., 10,125 shares, which is 0.15% of the offering rather than its 0.10% proportionate share). NAV has not been finally determined for any day after March 31, 2009. The table below is shown based upon the pro-forma NAV calculated by us taking into account the dilutive effects on our NAV per share of our issuance of shares in connection with out dividend reinvestment plan on April 20, 2009 and our April 22, 2009 and May 26, 2009 sales noted above. For purposes of illustration, the table below assumes that our March 31, 2009 NAV per share has been reduced by 12.47% to $12.42 per share as a result of the foregoing transactions. The following example assumes a sale of 4,000,000 shares at a sales price to the public of $10.00 with a 5% underwriting discount and commissions and $200,000 of expenses ($9.45 per share net).

		50%		150%
		Participation		Participation
	Prior to Sale	Following	%	Following	%
	Below NAV	Sale	Change	Sale	Change

Offering Price
Price per Share to Public		$10.00		$10.00
Net Proceeds per Share to Issuer		$9.45		$9.45
Decrease/Increase to NAV
Total Shares Outstanding	42,943,084	46,943,084	9.31%	46,943,084	9.31%
NAV per Share	$12.42	$12.17	(2.04)%	$12.17	(2.04)%
Dilution/Accretion to Participating Stockholder
Shares Held by Stockholder A	42,943	44,943	4.66%	48,943	13.97%
Percentage Held by Stockholder A	0.10%	0.10%	(4.26)%	0.10%	4.26%
Total NAV Held by Stockholder A	$533,344	$546,811	2.52%	$595,478	11.65%
Total Investment by Stockholder A (Assumed to be $13.44 per Share on Shares held Prior to Sale)		$553,344		$593,344
Total Dilution/Accretion to Stockholder A (Total NAV Less Total Investment)		$(6,533)		$2,134
NAV per Share Held by Stockholder A		$12.17		$12.17
Investment per Share Held by Stockholder A (Assumed to Be $13.44 on Shares Held Prior to Sale)	$12.42	$12.32		$12.13
Dilution/Accretion per Share Held by Stockholder A (NAV per Share Less Investment per Share)		$(0.15)		$0.04
Percentage Dilution/Accretion to Stockholder A (Dilution/Accretion per Share Divided by Investment per Share)			(1.18)%		0.36%

Impact On New Investors

Investors who are not currently stockholders and who participate in an offering below NAV but whose investment per share is greater than the resulting NAV per share due to selling compensation and expenses paid by the issuer will experience an immediate decrease, albeit small, in the NAV of their shares and their NAV per share compared to the price they pay for their shares. Investors who are not currently stockholders and who participate in an offering below NAV per share and whose investment per share is also less than the resulting NAV per share due to selling compensation and expenses paid by the issuer being significantly less than the discount per share will experience an immediate increase in the NAV of their shares and their NAV per share compared to the price they pay for their shares. These investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests. These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new stockholder does not participate, in which case such new stockholder will experience dilution as described above in such subsequent offerings. These investors may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of dilution or accretion for new investors that will be experienced by a new investor who purchases the same percentage (0.10%) of the shares in the offering as the stockholder in the prior examples held immediately prior to the offering. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increases. It is not possible to predict the level of market price decline that may occur. NAV has not been finally determined for any day after March 31, 2009. The table below is shown based upon the pro-forma NAV calculated by us taking into account the dilutive effects on our NAV per share of our issuance of shares in connection with our dividend reinvestment plan on April 20, 2009 and our April 22, 2009 and May 26, 2009 sales noted above. For purposes of illustration, the table below assumes that our March 31, 2009 NAV per share has been reduced by 12.47% to $12.42 per share as a result of the foregoing transactions. The following example assumes a sale of 4,000,000 shares at a sales price to the public of $10.00 with a 5% underwriting discount and commissions and $200,000 of expenses ($9.45 per share net).

	Prior to Sale	Following	%
	Below NAV	Sale	Change

Offering Price
Price per Share to Public		$10.00
Net Proceeds per Share to Issuer		$9.45
Decrease/Increase to NAV
Total Shares Outstanding	42,943,084	46,943,084	9.31%
NAV per Share	$12.42	$12.17	(2.04)%
Dilution/Accretion to New Investor A
Shares Held by Investor A	0	4,000
Percentage Held by Investor A	0.00%	0.01%
Total NAV Held by Investor A	$0	$48,667
Total Investment by Investor A (At Price to Public)		$40,000
Total Dilution/Accretion to Investor A (Total NAV Less Total Investment)		$8,667
NAV per Share Held by Investor A		$12.17
Investment per Share Held by Investor A	$0.00	$10.00
Dilution/Accretion per Share Held by Investor A (NAV per Share Less Investment per Share)		$2.17
Percentage Dilution/Accretion to Investor A (Dilution/Accretion per Share Divided by Investment per Share)			21.67%

PLAN OF DISTRIBUTION
We are selling the shares of our common stock under this prospectus supplement ______. Subject to the terms of ______, we have agreed to sell ______ shares of our common stock at a price of $______ per share in cash.
We expect to have our transfer agent deliver the shares of our common stock after we receive the payment of the total purchase price therefor in immediately available funds.
Our common stock is listed on the NASDAQ Global Select Market under the symbol “PSEC.”
We will bear all of the expenses that we incur in connection with the offering of our shares of common stock under this prospectus supplement. We estimate the total expenses payable by us in connection with the offering will be approximately $______.
LEGAL MATTERS

Certain legal matters regarding the common stock offered hereby have been passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and Venable LLP as special Maryland counsel.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BDO Seidman LLP is the independent registered public accounting firm for the Company.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act of 1933, with respect to our common stock offered by this prospectus supplement. The registration statement contains additional information about us and the common stock being registered by this prospectus supplement. We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. This information and the information specifically regarding how we voted proxies relating to portfolio securities for the period ended June 30, 2008, are available free of charge by contacting us at 10 East 40th Street, 44th floor, New York, NY 10016 or by telephone at toll-free (888) 748-0702. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC which are available on the SEC’s Internet site at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

No dealer, salesperson or other individual has been authorized to give any information or to make any representation other than those contained in this prospectus supplement and, if given or made, such information or representations must not be relied upon as having been authorized by us or the underwriters. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus supplement nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES
March 31, 2009 and June 30, 2008

	March 31,	June 30,
	2009	2008
	(Unaudited)	(Audited)
	(In thousands, except share and per share data)

ASSETS
Investments at fair value (cost of $567,306 and $496,805, respectively, Note 3)
Control investments (cost of $221,744 and $203,661, respectively)	$220,263	$205,827
Affiliate investments (cost of $33,546 and $5,609, respectively)	30,819	6,043
Non-control/Non-affiliate investments (cost of $312,016 and $287,535, respectively)	303,959	285,660

Total investments at fair value	555,041	497,530

Investments in money market funds	39,254	33,000
Cash	449	555
Receivables for:
Interest, net	5,929	4,094
Dividends	16	4,248
Loan principal	—	71
Managerial assistance	473	380
Prepaid prospective deal expenses	86	—
Other	109	187
Prepaid expenses	221	273
Deferred financing costs	1,228	1,440

Total Assets	602,806	541,778

LIABILITIES
Credit facility payable	137,567	91,167
Dividends payable	12,671	11,845
Due to Prospect Administration (Note 7)	742	695
Due to Prospect Capital Management (Note 7)	5,813	5,946
Accrued expenses	1,324	1,104
Other liabilities	665	1,398

Total Liabilities	158,782	112,155

Net Assets	$444,024	$429,623

Components of Net Assets
Common stock, par value $0.001 per share (100,000,000 and 100,000,000 common shares authorized, respectively; 31,286,128 and 29,520,379 issued and outstanding, respectively)	$31	$30
Paid-in capital in excess of par	456,398	441,332
Undistributed net investment income	12,171	1,508
Accumulated realized losses on investments	(12,311)	(13,972)
Unrealized (depreciation) appreciation on investments	(12,265)	725

Net Assets	$444,024	$429,623

Net Asset Value Per Share	$14.19	$14.55

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Nine Months Ended March 31, 2009 and 2008

	For the Three Months		For the Nine Months
	Ended March 31,		Ended March 31,
	2009	2008	2009	2008
	(In thousands, except share and per share data)
	(Unaudited)

Investment Income
Interest Income
Control investments (Net of foreign withholding tax of $28, $35, $137, and $193, respectively)	$5,503	$4,556	$17,300	$15,111
Affiliate investments (Net of foreign withholding tax of $0, $0, $0, and $70, respectively)	730	290	2,365	1,612
Non-control/Non-affiliate investments	9,832	10,044	31,197	25,815

Total interest income	16,065	14,890	50,862	42,538

Dividend income
Control investments	4,400	3,300	13,568	6,950
Money market funds	45	123	265	557

Total dividend income	4,445	3,423	13,833	7,507

Other income: (Note 4)
Control/Affiliate investments	—	200	831	210
Non-control/Non-affiliate investments	159	3,487	13,155	5,699

Total other income	159	3,687	13,986	5,909

Total Investment Income	20,669	22,000	78,681	55,954

Operating Expenses
Investment advisory fees:
Base management fee (Note 7)	2,977	2,388	8,740	6,366
Income incentive fee (Note 7)	2,930	3,230	11,795	7,861

Total investment advisory fees	5,907	5,618	20,535	14,227
Interest and credit facility expenses	1,345	1,863	4,828	4,719
Sub-administration fees (including former Chief Financial Officer and Chief Compliance Officer)	177	228	644	620
Legal fees	107	449	590	2,224
Valuation services	139	198	561	431
Audit, compliance and tax related fees	219	45	848	348
Allocation of overhead from Prospect Administration (Note 7)	588	588	1,764	1,108
Insurance expense	61	64	185	192
Directors’ fees	61	55	204	165
Other general and administrative expenses	345	(27)	807	476
Excise taxes	—	—	533	—

Total Operating Expenses	8,949	9,081	31,499	24,510

Net Investment Income	11,720	12,919	47,182	31,444

Net realized gain (loss) on investments	—	208	1,661	(18,413)
Net change in unrealized appreciation/depreciation on investments	3,611	(14,386)	(12,990)	(9,426)

Net Increase (Decrease) in Net Assets Resulting from Operations	$15,331	$(1,259)	$35,853	$3,605

Net increase (decrease) in net assets resulting from operations per share: (Note 6)	$0.51	$(0.05)	$1.21	$0.16

Dividends declared per share:	$0.41	$0.40	$1.21	$1.18

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
For the Nine Months Ended March 31, 2009 and 2008

	For the Nine Months Ended March 31,
	2009	2008
	(In thousands, except share data)
	(Unaudited)

Increase in Net Assets from Operations:
Net investment income	$47,182	$31,444
Net realized gain (loss) on investments	1,661	(18,413)
Net change in unrealized appreciation/depreciation on investments	(12,990)	(9,426)

Net Increase in Net Assets Resulting from Operations	35,853	3,605

Dividends to Shareholders:	(36,519)	(27,667)

Capital Share Transactions:
Net proceeds from capital shares sold	12,300	94,230
Less: Offering costs of public share offerings	(513)	(1,251)
Reinvestment of dividends	3,280	2,753

Net Increase in Net Assets Resulting from Capital Share Transactions	15,067	95,732

Total Increase in Net Assets:	14,401	71,670
Net assets at beginning of period	429,623	300,048

Net Assets at End of Period	$444,024	$371,718

Capital Share Activity:
Shares sold	1,500,000	6,150,000
Shares issued through reinvestment of dividends	265,749	171,314

Net increase in capital share activity	1,765,749	6,321,314
Shares outstanding at beginning of period	29,520,379	19,949,065

Shares Outstanding at End of Period	31,286,128	26,270,379

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended March 31, 2009 and 2008

	For the Nine Months Ended March 31,
	2009	2008
	(In thousands, except
	share data)
	(Unaudited)

Cash Flows from Operating Activities:
Net increase in net assets resulting from operations	$35,853	$3,605
Net realized (gain) loss on investments	(1,661)	18,413
Net change in unrealized appreciation/depreciation on investments	12,990	9,426
Accretion of original issue discount on investments	(2,323)	(1,785)
Amortization of deferred financing costs	540	547
Gain on settlement of net profits interest	(12,576)	—
Change in operating assets and liabilities:
Payments for purchases of investments	(89,052)	(192,311)
Payment-In-Kind interest	(1,324)	(722)
Proceeds from sale of investments and collection of investment principal	36,435	66,063
Purchases of cash equivalents	(29,999)	(229,955)
Sales of cash equivalents	29,999	229,938
Net (increase) decrease investments in money market funds	(6,254)	14,511
Increase in interest receivable, net	(1,835)	(1,900)
Decrease in dividends receivable	4,232	218
Decrease (increase) in loan principal receivable	71	(107)
Increase in receivable for securities sold	—	(506)
Decrease in receivable for structuring fees	—	1,625
Increase in receivable for managerial assistance	(93)	—
Increase in receivable for potential deal expenses	(86)	—
Decrease (increase) in other receivables	78	(148)
Decrease in prepaid expenses	52	173
Decrease in payables for securities purchased	—	(70,000)
Increase in due to Prospect Administration	47	601
(Decrease) increase in due to Prospect Capital Management	(133)	1,054
Increase (decrease) in accrued expenses	220	(85)
(Decrease) increase in other liabilities	(733)	640

Net Cash Used In Operating Activities:	(25,552)	(150,705)

Cash Flows from Financing Activities:
Borrowings under credit facility	54,500	184,992
Payments under credit facility	(8,100)	(94,325)
Financing costs paid and deferred	(328)	(415)
Net proceeds from issuance of common stock	12,300	94,230
Offering costs from issuance of common stock	(513)	(1,251)
Dividends paid	(32,413)	(15,956)

Net Cash Provided By Financing Activities:	25,446	167,275

Total (Decrease) Increase in Cash	(106)	16,570
Cash balance at beginning of period	555	—

Cash Balance at End of Period	$449	$16,570

Cash Paid For Interest	$4,015	$1,825

Non-Cash Financing Activity:
Amount of shares issued in connection with dividend reinvestment plan	$3,280	$2,753

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS
March 31, 2009 and June 30, 2008

			March 31, 2009 (unaudited)
		Par Value/			% of
		Shares		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Control Investments (25.00% or greater of voting control)
Ajax Rolled Ring & Machine	South Carolina/ Manufacturing
Unrestricted common shares (7 total unrestricted common shares issued and outstanding and 681.85 restricted common shares issued and outstanding)		6	$—	$—	0.0%
Series A convertible preferred shares (7,222.6 total preferred shares issued and outstanding)		6,142.6	6,057	1,100	0.2%
Senior secured note — Tranche A, 10.50%, 4/01/2013(4),(28)		$21,597	21,597	21,597	4.9%
Subordinated secured note — Tranche B, 11.50% plus 6.00% PIK, 4/01/2013(4),(29)		$11,500	11,500	11,500	2.6%

			39,154	34,197	7.7%

C&J Cladding LLC(4)	Texas/Metal Services
Warrant, common units, expiring 3/30/2014 (1,000 total company units outstanding)		400	580	5,279	1.2%
Senior secured note, 14.00%, 3/30/2012(12)		$3,900	3,434	4,193	0.9%

			4,014	9,472	2.1%

Change Clean Energy Holdings, Inc. (“CCEHI”), Worcester Energy Co, Inc. (“WECO”), and Worcester Energy Holdings, Inc. (“WEHI”) (together “Biomass”)(9)	Maine/Biomass Power
CCEHI common shares (1,000 total common shares issued and outstanding)		1,000	6,000	6,000	1.4%
WECO common shares (552 total common shares issued and outstanding)		282	1,625	—	0.0%
WEHI common shares (100 total common shares issued and outstanding)		100	—	—	0.0%
Senior secured note, stated rate 12.50% plus 5.00% default interest, in non-accrual status effective 7/01/2008, matures 12/31/2012		$35,599	35,509	—	0.0%

			43,134	6,000	1.4%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
March 31, 2009 and June 30, 2008

			March 31, 2009 (unaudited)
		Par Value/			% of
		Shares		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Control Investments (25.00% or greater of voting control)
Gas Solutions Holdings, Inc.(3)	Texas/Gas Gathering and Processing
Common shares (100 total common shares outstanding)		100	$5,022	$60,186	13.6%
Senior secured note, 18.00%, 12/22/2018(4)		$25,000	25,000	25,000	5.6%

			30,022	85,186	19.2%

Integrated Contract Services, Inc.(5)	North Carolina/ Contracting
Common stock (100 total common shares outstanding)		49	717	—	0.0%
Series A preferred shares (10 total Series A preferred shares outstanding)		10	—	—	0.0%
Junior secured note, stated rate 7.00% plus 7.00% PIK plus 6.00% default interest, in non-accrual status effective 10/09/2007, past due		$14,003	14,003	3,030	0.7%
Senior secured note, stated rate 7.00% plus 7.00% PIK plus 6.00% default Interest, in non-accrual status effective 10/09/2007, past due		$800	800	800	0.2%
Senior demand note, 15.00%, 6/30/2009(6)		$1,170	1,170	1,170	0.2%

			16,690	5,000	1.1%

Iron Horse Coiled Tubing, Inc.	Alberta, Canada/ Production Services
Common shares (2,231 total class A common shares outstanding)		1,781	268	—	0.0%
Senior secured note, 15.00%, 4/30/2009		$9,250	9,234	7,163	1.6%
Bridge Loan, 15.00% plus 3.00% PIK, 4/30/2009		$9,752	9,752	9,602	2.2%

			19,254	16,765	3.8%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
March 31, 2009 and June 30, 2008

			March 31, 2009 (unaudited)
		Par Value/			% of
		Shares		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Control Investments (25.00% or greater of voting control)
NRG Manufacturing, Inc.	Texas/ Manufacturing
Common shares (1,000 total common shares issued and outstanding)		800	$2,317	$15,179	3.4%
Senior secured note, 16.50%, 8/31/2011(4)(8)		$13,080	13,080	13,080	3.0%

			15,397	28,259	6.4%

R-V Industries, Inc.	Pennsylvania/ Manufacturing
Common shares (750,000 total common shares issued and outstanding)		545,107	5,084	6,976	1.5%
Warrants, common shares, expiring 6/30/2017 (200,000 total common shares outstanding)		200,000	1,682	2,560	0.6%

			6,766	9,536	2.1%

Yatesville Coal Holdings, Inc.(23)	Kentucky/ Mining and Coal Production
Common stock (1,000 total common shares outstanding)		1,000	422	—	0.0%
Junior secured note, 15.66%, 12/31/2010		$36,891	36,891	15,848	3.6%
Senior secured note, 15.66%, 12/31/2010		$10,000	10,000	10,000	2.2%

			47,313	25,848	5.8%

Total Control Investments			221,744	220,263	49.6%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
March 31, 2009 and June 30, 2008

			March 31, 2009 (unaudited)
		Par Value/			% of
		Shares		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Affiliate Investments (5.00% to 24.99% of voting control)
Appalachian Energy Holdings LLC (10)(4)	West Virginia/ Construction Services
Warrants — Class A common units, expiring 2/13/2016 (64,968 total fully-diluted class A common units outstanding)		6,065	$176	$—	0.0%
Warrants — Class A common units, expiring 6/17/2018 (64,968 total fully-diluted class A common units outstanding)		6,025	172	—	0.0%
Warrants — Class A common units, expiring 11/30/2018 (64,968 total fully-diluted class A common units outstanding)		18,750	—	—	0.0%
Series A preferred equity (1,075 total series A preferred equity units outstanding)		200	97	—	0.0%
Series B preferred equity (794 total series B preferred equity units outstanding)		241	241	—	0.0%
Series C preferred equity (375 total series C preferred equity units outstanding)		375	375	—	0.0%
Senior Secured Debt Tranche A, 14.00% plus 3.00% PIK plus 3.00% default interest, non-accrual status effective 11/01/2008, matures 1/31/2011		$2,080	2,080	1,925	0.4%
Senior Secured Debt Tranche B, 14.00% plus 3.00% PIK plus 3.00% default interest, non-accrual status effective 11/01/2008, matures 5/01/2009		$2,009	2,009	558	0.1%

			5,150	2,483	0.5%

Biotronic NeuroNetwork	Michigan/ Healthcare
Preferred shares (85,000 total preferred shares outstanding)(26)		9,925.455	2,300	2,272	0.5%
Senior secured note, 11.50% plus 1.00% PIK, 2/21/2013(4),(27)		$26,095	26,096	26,064	5.9%

			28,396	28,336	6.4%

Total Affiliate Investments			33,546	30,819	6.9%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
March 31, 2009 and June 30, 2008

			March 31, 2009 (unaudited)
		Par Value/			% of
		Shares		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Non-Control/Non-Affiliate Investments (less than 5.00% of voting control)
American Gilsonite Company	Utah/Specialty Minerals
Membership interest units in AGC/PEP, LLC(11)		99.9999%	$1,031	$3,366	0.8%
Senior subordinated note, 12.00% plus 3.00% PIK, 3/14/2013(4)		$14,783	14,783	15,073	3.4%

			15,814	18,439	4.2%

Castro Cheese Company, Inc.(4)	Texas/Food Products
Junior secured note, 11.00% plus 2.00% PIK, 2/28/2013		$7,500	7,370	7,175	1.6%

Conquest Cherokee, LLC (13)(4)	Tennessee/Oil and Gas Production
Senior secured note, 13.00%, 5/05/2009(14)		$10,200	10,191	8,807	2.0%

Deb Shops, Inc.(4)	Pennsylvania/ Retail
Second lien debt, 9.26%, 10/23/2014(25)		$15,000	14,611	5,466	1.2%

Diamondback Operating, LP(4)	Oklahoma/ Oil and Gas Production
Net profit interests, 15% payable on equity distributions(33)		—	—	456	0.1%

Freedom Marine Services LLC (15),(4)	Louisiana/ Shipping Vessels
Subordinated secured note, 12.00% plus 4.00% PIK, 12/31/2011(17)		$7,162	7,081	7,151	1.6%

H&M Oil & Gas, LLC (15),(4)	Texas/Oil and Gas Production
Senior secured note, 13.00%, 6/30/2010(16)		$50,500	50,500	52,804	11.9%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
March 31, 2009 and June 30, 2008

			March 31, 2009 (unaudited)
		Par Value/			% of
		Shares		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Non-Control/Non-Affiliate Investments (less than 5.00% of voting control)
IEC Systems LP (“IEC”)/ Advanced Rig Services LLC (“ARS”)(4)	Texas/ Oilfield Fabrication
IEC senior secured note, 12.00% plus 3.00% PIK, 11/20/2012(30)		$22,011	$22,011	$22,890	5.1%
ARS senior secured note, 12.00% plus 3.00% PIK, 11/20/2012(30)		$13,189	13,189	13,625	3.1%

			35,200	36,515	8.2%

Maverick Healthcare, LLC(4)	Arizona/ Healthcare
Common units (79,000,000 total class A common units outstanding)		1,250,000	—	—	0.0%
Preferred units (79,000,000 total preferred units outstanding)		1,250,000	1,252	1,333	0.3%
Second lien debt, 12.00% plus 1.50% PIK, 4/30/2014		$12,643	12,643	12,823	2.9%

			13,895	14,156	3.2%

Miller Petroleum, Inc.	Tennessee/ Oil and Gas Production
Warrants, common shares, expiring 5/04/2010 to 3/31/2014 (15,616,856 total common shares outstanding)(32)		1,844,440	150	175	0.0%

Peerless Manufacturing Co.(4)	Texas/ Manufacturing
Subordinated secured note, 11.50% plus 3.50% PIK, 4/29/2013		$20,000	20,000	20,000	4.5%

Qualitest Pharmaceuticals, Inc.(4)	Alabama/ Pharmaceuticals
Second lien debt, 8.96%, 4/30/2015(18)		$12,000	11,948	10,250	2.3%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
March 31, 2009 and June 30, 2008

			March 31, 2009 (unaudited)
		Par Value/			% of
		Shares		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Non-Control/Non-Affiliate Investments (less than 5.00% of voting control)
Regional Management Corp.(4)	South Carolina/ Financial Services
Second lien debt, 12.00% plus 2.00% PIK, 6/29/2012		$25,296	$25,296	$21,839	4.9%

Resco Products, Inc.(4)	Pennsylvania/ Manufacturing
Second lien debt, 10.20%, 6/22/2014(19)		$9,750	9,588	8,692	2.0%

Shearer’s Foods, Inc.	Ohio/ Food Products
Membership interest units in Mistral Chip Holdings, LLC (45,300 total membership units outstanding)(24)		2,000	2,000	4,210	0.9%
Second lien debt, 14.00%, 10/31/2013(4)		$18,000	18,000	18,000	4.1%

			20,000	22,210	5.0%

Stryker Energy, LLC (20)(4)	Ohio/ Oil and Gas Production
Subordinated secured revolving credit facility, 12.00%, 12/01/2011(21)		$29,500	29,124	30,725	6.9%

TriZetto Group	California/ Healthcare
Subordinated unsecured note, 12.00% plus 1.50% PIK, 10/01/2016(4)		$15,036	14,893	15,095	3.4%

Unitek(4)	Pennsylvania/ Technical Services
Second lien debt, 13.08%, 12/31/2013(22)		$11,500	11,355	11,500	2.6%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
March 31, 2009 and June 30, 2008

			March 31, 2009 (unaudited)
		Par Value/			% of
		Shares		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Non-Control/Non-Affiliate Investments (less than 5.00% of voting control)
Wind River Resources Corp. and Wind River II Corp.(4)(15)	Utah/ Oil and Gas Production
Senior secured note, stated rate 13.00% plus 3.00% default interest, in non-accrual status effective 12/01/2008, matures 7/31/2010(31)		$15,000	$15,000	$12,504	2.9%

Total Non-Control/Non-Affiliate Investments			312,016	303,959	68.5%

Total Portfolio Investments			567,306	555,041	125.0%

Money Market Funds
Fidelity Institutional Money Market Funds — Government Portfolio (Class I)		36,875,316	36,876	36,876	8.3%
Fidelity Institutional Money Market Funds — Government Portfolio (Class I)(4)		2,378,260	2,378	2,378	0.5%

Total Money Market Funds			39,254	39,254	8.8%

Total Investments			$606,560	$594,295	133.8%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
March 31, 2009 and June 30, 2008

			June 30, 2008 (audited)
		Par Value/			% of
		Shares		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Control Investments (25.00% or greater of voting control)
Ajax Rolled Ring & Machine	South Carolina/ Manufacturing
Unrestricted common shares (7 total unrestricted common shares issued and outstanding and 803.18 restricted common shares issued and outstanding)		6	$—	$—	0.0%
Series A convertible preferred shares (7,222.6 total preferred shares issued and outstanding)		6,142.6	6,293	6,293	1.5%
Senior secured note — Tranche A, 10.50%, 4/01/2013(4)		$21,890	21,890	21,890	5.1%
Subordinated secured note — Tranche B, 11.50% plus 6.00% PIK, 4/01/2013(4)		$11,500	11,500	11,500	2.6%

			39,683	39,683	9.2%

C&J Cladding LLC(4)	Texas/ Metal Services
Warrants, common units, expiring 3/30/2014 (600 total company units outstanding)		400	580	2,222	0.5%
Senior secured note, 14.00%, 3/30/2012(12)		$4,800	4,085	4,607	1.1%

			4,665	6,829	1.6%

Gas Solutions Holdings, Inc.(3)	Texas/ Gas Gathering and Processing
Common shares (100 total common shares outstanding)		100	5,221	41,542	9.7%
Subordinated secured note, 18.00%, 12/22/2009(4)		$20,000	20,000	20,000	4.7%

			25,221	61,542	14.4%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
March 31, 2009 and June 30, 2008

			June 30, 2008 (audited)
		Par Value/			% of
		Shares		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Control Investments (25.00% or greater of voting control)
Integrated Contract Services, Inc.(5)	North Carolina/ Contracting
Common stock (100 total common shares outstanding)		49	$491	$—	0.0%
Series A preferred shares (10 total Series A preferred shares outstanding)		10	—	—	0.0%
Junior secured note, stated rate 7.00% plus 7.00% PIK, in non-accrual status effective 10/09/2007, 9/30/2010		$14,003	14,003	3,030	0.7%
Senior secured note, stated rate 7.00% plus 7.00% PIK, in non-accrual status effective 10/09/2007,, 9/30/2010		$800	800	800	0.2%
Senior demand note, 15.00%, 6/30/2009(6)		$1,170	1,170	1,170	0.3%

			16,464	5,000	1.2%

Iron Horse Coiled Tubing, Inc.	Alberta, Canada/ Production Services
Common shares (1,093 total common shares outstanding)		643	268	49	0.0%
Warrants for common shares(7)		1,138	—	—	0.0%
Senior secured note, 15.00%, 4/19/2009		$9,250	9,094	9,073	2.1%
Bridge Loan, 15.00% plus 3.00% PIK, 12/11/2008		$2,103	2,103	2,060	0.5%

			11,465	11,182	2.6%

NRG Manufacturing, Inc.	Texas/ Manufacturing
Common shares (1,000 total common shares issued and outstanding)		800	2,317	8,656	2.0%
Senior secured note, 16.50%, 8/31/2011(4)(8)		$13,080	13,080	13,080	3.0%

			15,397	21,736	5.0%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
March 31, 2009 and June 30, 2008

			June 30, 2008 (audited)
		Par Value/			% of
		Shares		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Control Investments (25.00% or greater of voting control)
R-V Industries, Inc.	Pennsylvania/ Manufacturing
Common shares (800,000 total common shares issued and outstanding)		545,107	$5,031	$8,064	1.9%
Warrants, common shares, expiring 6/30/2017		200,000	1,682	2,959	0.7%
Senior secured note, 15.00%, 6/30/2017(4)		$7,526	5,912	7,526	1.8%

			12,625	18,549	4.4%

Worcester Energy Partners, Inc.(9)	Maine/ Biomass Power
Equity ownership		—	457	1	0.0%
Senior secured note, 12.50%, 12/31/2012		$37,388	37,264	15,579	3.6%

			37,721	15,580	3.6%

Yatesville Coal Holdings, Inc.(23)	Kentucky/ Mining and Coal Production
Common stock (1,000 total common shares outstanding)		1,000	284	—	0.0%
Junior secured note, 15.43%, 12/31/2010		$30,136	30,136	15,726	3.7%
Senior secured note, 15.43%, 12/31/2010		$10,000	10,000	10,000	2.3%

			40,420	25,726	6.0%

Total Control Investments			203,661	205,827	48.0%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
March 31, 2009 and June 30, 2008

			June 30, 2008 (audited)
		Par Value/			% of
		Shares		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Affiliate Investments (5.00% to 24.99% of voting control)
Appalachian Energy Holdings LLC (10)(4)	West Virginia/ Construction Services
Warrants — Class A common units, expiring 2/13/2016 (49,753 total class A common units outstanding)		12,090	$348	$794	0.2%
Series A preferred equity (16,125 total series A preferred equity units outstanding)		3,000	72	162	0.0%
Series B preferred equity (794 total series B preferred equity units outstanding)		241	241	—	0.0%
Senior Secured Debt Tranche A, 14.00% plus 3.00% PIK, 1/31/2011		$3,003	3,003	3,003	0.7%
Senior Secured Debt Tranche B,
14.00% plus 3.00% PIK, 5/01/2009		$1,945	1,945	2,084	0.5%

			5,609	6,043	1.4%

Total Affiliate Investments			5,609	6,043	1.4%

Non-Control/Non-Affiliate Investments (less than 5.00% of voting control)
American Gilsonite Company	Utah/ Specialty Minerals
Membership interest in AGC/PEP, LLC(11)		99.9999%	1,000	1,000	0.2%
Subordinated secured note, 12.00% plus 3.00% PIK, 3/14/2013(4)		$14,632	14,632	14,632	3.4%

			15,632	15,632	3.6%

Conquest Cherokee, LLC (13),(4)	Tennessee/Oil and Gas Production
Senior secured note, 13.00%, 5/05/2009(14)		$10,200	10,125	9,923	2.3%

Deb Shops, Inc.(4)	Pennsylvania/ Retail
Second lien debt, 10.69%, 10/23/2014(25)		$15,000	14,577	13,428	3.1%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
March 31, 2009 and June 30, 2008

			June 30, 2008 (audited)
		Par Value/			% of
		Shares		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Non-Control/Non-Affiliate Investments (less than 5.00% of voting control)
Deep Down, Inc.(4)	Texas/ Production Services
Warrant, common shares, expiring 8/06/2012 (174,732,501 total common shares outstanding)		4,960,585	$—	$2,856	0.7%

Diamondback Operating, LP (15)(4)	Oklahoma/ Oil and Gas Production
Senior secured note, 12.00% plus 2.00% PIK, 8/28/2011		$9,200	9,200	9,108	2.1%

Freedom Marine Services LLC (15)(4)	Louisiana/ Shipping Vessels
Subordinated secured note, 12.00% plus 4.00% PIK, 12/31/2011(17)		$6,948	6,850	6,805	1.6%

H&M Oil & Gas, LLC (15)(4)	Texas/ Oil and Gas Production
Senior secured note, 13.00%, 6/30/2010(16)		$50,500	50,500	50,500	11.8%

IEC Systems LP (“IEC”)/Advanced Rig Services LLC (“ARS”)(4)	Texas/ Oilfield Fabrication
IEC senior secured note, 12.00% plus 3.00% PIK, 11/20/2012		$19,028	19,028	19,028	4.4%
ARS senior secured note, 12.00% plus 3.00% PIK, 11/20/2012		$5,825	5,825	5,825	1.4%

			24,853	24,853	5.8%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
March 31, 2009 and June 30, 2008

			June 30, 2008 (audited)
		Par Value/			% of
		Shares		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Non-Control/Non-Affiliate Investments (less than 5.00% of voting control)
Maverick Healthcare, LLC(4)	Arizona/ Healthcare
Common units (78,100,000 total common units outstanding)		1,250,000	$—	$—	0.0%
Preferred units (78,100,000 total preferred units outstanding)		1,250,000	1,252	1,252	0.3%
Second lien debt, 12.00% plus 1.50% PIK, 4/30/2014		$12,500	12,500	12,500	2.9%

			13,752	13,752	3.2%

Miller Petroleum, Inc.	Tennessee/ Oil and Gas Production
Warrants, common shares, expiring 5/04/2010 to 3/31/2013 (14,566,856 total common shares outstanding)		1,571,191	150	111	0.0%

Peerless Manufacturing Co.(4)	Texas/ Manufacturing
Subordinated secured note, 11.50% plus 3.50% PIK, 4/29/2013		$20,000	20,000	20,000	4.7%

Qualitest Pharmaceuticals, Inc.(4)	Alabama/ Pharmaceuticals
Second lien debt, 12.45% (18), 4/30/2015		$12,000	11,944	11,523	2.7%

Regional Management Corp.(4)	South Carolina/ Financial Services
Subordinated secured note, 12.00% plus 2.00% PIK, 6/29/2012		$25,000	25,000	23,699	5.5%

Resco Products, Inc.(4)	Pennsylvania/ Manufacturing
Second lien debt, 11.06%(19), 6/24/2014		$9,750	9,574	9,574	2.2%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
March 31, 2009 and June 30, 2008

			June 30, 2008 (audited)
		Par Value/			% of
		Shares		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Non-Control/Non-Affiliate Investments (less than 5.00% of voting control)
Shearer’s Foods, Inc.	Ohio/ Food Products
Membership interest units Mistral Chip Holdings, LLC (45,300 total membership units outstanding)(24)		2,000	$2,000	$2,000	0.5%
Second lien debt, 14.00%, 10/31/2013(4)		$18,000	18,000	17,351	4.0%

			20,000	19,351	4.5%

Stryker Energy, LLC(20)(4)	Ohio/ Oil and Gas Production
Subordinated secured revolving credit facility, 12.00%, 11/30/2011(21)		$29,500	$29,041	$28,518	6.6%

Unitek(4)	Pennsylvania/ Technical Services
Second lien debt, 12.75%(22), 12/27/2012		$11,500	11,337	11,337	2.6%

Wind River Resources Corp. and Wind River II Corp.(4)	Utah/Oil and Gas Production
Senior secured note, 13.00%, 7/31/2010		$15,000	15,000	14,690	3.4%

Total Non-Control/Non-Affiliate Investments			287,535	285,660	66.4%

Total Portfolio Investments			496,805	497,530	115.8%

Money Market Funds
Fidelity Institutional Money Market Funds — Government Portfolio (Class I)		25,954,531	25,954	25,954	6.0%
First American Funds, Inc. — Prime Obligations Fund (Class A)(4)		7,045,610	7,046	7,046	1.6%

Total Money Market Funds			33,000	33,000	7.6%

Total Investments			$529,805	$530,530	123.4%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
March 31, 2009 and June 30, 2008

Endnote Explanations for the Consolidated Schedule of Investments as of March 31, 2009 and June 30, 2008

(1)	The securities in which Prospect Capital Corporation (“we”, “us” or “our”) has invested were acquired in transactions that were exempt from registration under the Securities Act of 1933, as amended, or the “Securities Act.” These securities may be resold only in transactions that are exempt from registration under the Securities Act.

(2)	Fair value is determined by or under the direction of our Board of Directors (see Note 2).

(3)	Gas Solutions Holdings, Inc. is a wholly-owned investment of us.

(4)	Security, or portion thereof, is held as collateral for the credit facility with Rabobank Nederland (see Note 11). The market values of these investments at March 31, 2009 and June 30, 2008 were $405,404 and $369,418, respectively; they represent 73.0% and 74.3% of total investments at fair value, respectively.

(5)	Entity was formed as a result of the debt restructuring of ESA Environmental Specialist, Inc. In early 2009, we foreclosed on the two loans on non-accrual status and purchased the underlying personal and real property. We own 1,000 shares of common stock in The Healing Staff (“THS”), f/k/a Lisamarie Fallon, Inc. representing 100% ownership. We own 1,500 shares of Vets Securing America, Inc. (“VSA”), representing 100% ownership. VSA is a holding company for the real property of ICS purchased during the foreclosure process.

(6)	Loan is with The Healing Staff (f/k/a Lisamarie Fallon, Inc) and affiliate of Integrated Contract Services, Inc.

(7)	The number of these warrants which are exercisable is contingent upon the length of time that passes before the bridge loan is repaid, 224 shares on August 11, 2008, 340 additional shares on October 11, 2008 and 574 additional shares on December 11, 2008.

(8)	Interest rate is the greater of 16.5% or 12-Month LIBOR plus 11.0%; rate reflected is as of the reporting date — March 31, 2009 or June 30, 2008, as applicable.

(9)	There are several entities involved in the Biomass investment. We own 100 shares of common stock in Worcester Energy Holdings, Inc. (“WEHI”), representing 100% of the issued and outstanding common stock. WEHI, in turn, owns 51 membership certificates in Biochips LLC, which represents a 51% ownership stake.

We own 282 shares of common stock in Worcester Energy Co., Inc. (“WECO”), which represents 51% of the issued and outstanding common stock. We own directly 1,665 shares of common stock in Change Clean Energy Inc. (“CCEI”), f/k/a Worcester Energy Partners, Inc., which represents 51% of the issued and outstanding common stock and the remaining 49% is owned by WECO. CCEI owns 100 shares of common stock in Precision Logging and Landclearing, Inc. (“Precision”), which represents 100% of the issued and outstanding common stock.

During the quarter ended March 31, 2009, we created two new entities in anticipation of the foreclosure proceedings against the co-borrowers (WECO, CCEI and Biochips). Change Clean Energy Holdings, Inc. (“CCEH”) and DownEast Power Company, LLC (“DEPC”). We own 1,000 shares of CCEH, representing 100% of the issued and outstanding stock, which in turn, owns a 100% of the membership interests in DEPC.

On March 11, 2009, we foreclosed on the assets formerly held by CCEI and Biochips with a successful credit bid of $6,000 to acquire the assets. The assets were subsequently assigned to DEPC.

WECO, CCEI and Biochips LLC are joint borrowers on the term note issued to Prospect Capital. Effective July 1, 2008, this loan was placed on non-accrual status.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
March 31, 2009 and June 30, 2008

Biochips LLC, WECO, CCEI, Precision, WEHI and CCEH currently have no material operations. As of March 31, 2009, our Board of Directors assessed a fair value of $0 for all of these equity positions and the loan position.

(10)	There are several entities involved in the Appalachian Energy Holdings LLC (“AEH”) investment. We own warrants, the exercise of which will permit us to purchase 15,215 units of Class A common units of AEH at a nominal cost and in near-immediate fashion. We own 200 units of Series A preferred equity, 241 units of Series B preferred equity, and 62.5 units of Series C preferred equity of AEH. The senior secured notes are with C&S Operating LLC and East Cumberland L.L.C., both operating companies owned by AEH.

(11)	We own 99.9999% of AGC/PEP, LLC. AGC/PEP, LLC owns 2,038 out of a total of 65,232 shares of American Gilsonite Holding Company which owns 100% of American Gilsonite Company.

(12)	Interest rate is the greater of 14.0% or 12-Month LIBOR plus 7.5%; rate reflected is as of the reporting date — March 31, 2009 or June 30, 2008, as applicable.

(13)	In addition to the stated returns, we also hold overriding royalty interests on which we receive payment based upon operations of the borrower and net profit interests which will be realized upon sale of the borrower or a sale of the interests.

(14)	Interest rate is the greater of 13.0% or 12-Month LIBOR plus 7.5% not to exceed 14.50%; rate reflected is as of the reporting date — March 31, 2009 or June 30, 2008, as applicable.

(15)	In addition to the stated returns, we also hold net profit interests which will be realized upon sale of the borrower or a sale of the interests.

(16)	Interest rate is the greater of 13.0% or 12-Month LIBOR plus 7.5%; rate reflected is as of the reporting date — March 31, 2009 or June 30, 2008, as applicable.

(17)	Interest rate is the greater of 12.0% or 3-Month LIBOR plus 6.11%; rate reflected is as of the reporting date — March 31, 2009 or June 30, 2008, as applicable.

(18)	Interest rate is 3-Month LIBOR plus 7.5%; rate reflected is as of the reporting date - March 31, 2009 or June 30, 2008, as applicable.

(19)	Interest rate is 3-Month LIBOR plus 8.0%; rate reflected is as of the reporting date - March 31, 2009 or June 30, 2008, as applicable.

(20)	In addition to the stated returns, we also hold overriding royalty interests on which we receive payment based upon operations of the borrower.

(21)	Interest rate is the greater of 12.0% or 12-Month LIBOR plus 7.0%; rate reflected is as of the reporting date — March 31, 2009 or June 30, 2008, as applicable.

(22)	As of March 31, 2009 and June 30, 2008, interest rate is the greater of 13.08% and 12.75%, respectively, or 3-Month LIBOR plus 7.25%; rate reflected is as of the reporting date — March 31, 2009 or June 30, 2008, as applicable.

(23)	On June 30, 2008, we consolidated our holdings in four coal companies into Yatesville Coal Holdings, Inc. (“Yatesville”), and consolidated the operations under one management team. In the transaction, the debt that we held of C&A Construction, Inc. (“C&A”), Genesis Coal Corp. (“Genesis”), North Fork Collieries LLC (“North Fork”) and Unity Virginia Holdings LLC (“Unity”) were exchanged for newly issued debt from Yatesville, and our ownership interests in C&A, E&L Construction, Inc. (“E&L”), Whymore Coal Company Inc. (“Whymore”), Genesis and North Fork were exchanged for 100% of the equity of Yatesville. This reorganization allows for a better utilization of the assets in the consolidated group.

At March 31, 2009 and at June 30, 2008, Yatesville owned 100% of the membership interest of North Fork. In addition, Yatesville held a $5,984 and $5,721, respectively, note receivable from North Fork as of those two respective dates.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
March 31, 2009 and June 30, 2008

At March 31, 2009 and at June 30, 2008, Yatesville owned 81% and 75%, respectively, of the common stock of Genesis and held a note receivable of $19,802 and $17,692, respectively, as of those two respective dates.

Yatesville held a note receivable of $4,078 and $3,902, respectively, from Unity at March 31, 2009 and at June 30, 2008.

There are several entities involved in Yatesville’s investment in Whymore at March 31, 2009 and at June 30, 2008. As of those two respective dates, Yatesville owned 10,000 shares of common stock or 100% of the equity and held a $13,805 and $12,822, respectively, senior secured debt receivable from C&A, which owns the equipment. Yatesville owned 10,000 shares of common stock or 100% of the equity of E&L, which leases the equipment from C&A, employs the workers, is listed as the operator with the Commonwealth of Kentucky, mines the coal, receives revenues and pays all operating expenses. Yatesville owns 4,900 shares of common stock or 49% of the equity of Whymore, which applies for and holds permits on behalf of E&L. Yatesville also owned 4,285 Series A convertible preferred shares in each of C&A, E&L and Whymore. Additionally, Yatesville retains an option to purchase the remaining 51% of Whymore. Whymore and E&L are guarantors under the C&A credit agreement with Yatesville.

(24)	Mistral Chip Holdings, LLC owns 45,300 shares out of 50,500 total shares outstanding of Chip Holdings, Inc., the parent company of Shearer’s Foods, Inc.

(25)	Interest rate is 3-Month LIBOR plus 8.0%; rate reflected is as of the reporting date - March 31, 2009 or June 30, 2008, as applicable.

(26)	On a fully diluted basis represents, 11.677% of voting common shares.

(27)	Interest rate is the greater of 11.5% or 6-month LIBOR plus 7.0%; rate reflected is as of the reporting date — March 31, 2009 or June 30, 2008, as applicable.

(28)	Interest rate is the greater of 10.5% or 3-month LIBOR plus 7.5%; rate reflected is as of the reporting date — March 31, 2009 or June 30, 2008, as applicable.

(29)	Interest rate is the greater of 11.5% or 3-month LIBOR plus 8.5%; rate reflected is as of the reporting date — March 31, 2009 or June 30, 2008, as applicable.

(30)	Interest rate is the greater of 12.0% or 12-month LIBOR plus 6.0%; rate reflected is as of the reporting date — March 31, 2009 or June 30, 2008, as applicable.

(31)	Interest rate is the greater of 13.0% or 12-month LIBOR plus 7.5% not to exceed 14.0%; rate reflected is as of the reporting date — March 31, 2009 or June 30, 2008, as applicable.

(32)	Total common shares outstanding of 15,616,856 as of January 31, 2009 from Miller Petroleum, Inc.’s Quarterly Report on Form 10-Q filed on March 16, 2009.

(33)	In January 2009, our loan was repaid in full and we retained a 15% net profits interest payable on equity distributions.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Unaudited)
(In thousands, except share and per share data)

Note 1.	Organization

References herein to “we”, “us” or “our” refer to Prospect Capital Corporation and its subsidiary unless the context specifically requires otherwise.

We were formerly known as Prospect Energy Corporation, a Maryland corporation. We were organized on April 13, 2004 and were funded in an initial public offering (“IPO”), completed on July 27, 2004. We are a closed-end investment company that has filed an election to be treated as a Business Development Company (“BDC”), under the Investment Company Act of 1940 (the “1940 Act”). As a BDC, we have qualified and have elected to be treated as a regulated investment company (“RIC”), under Subchapter M of the Internal Revenue Code. We invest primarily in senior and subordinated debt and equity of companies in need of capital for acquisitions, divestitures, growth, development, project financings, recapitalizations, and other purposes.

On May 15, 2007, we formed a wholly-owned subsidiary, Prospect Capital Funding, LLC, a Delaware limited liability company, for the purpose of holding certain of our loan investments in the portfolio which are used as collateral for our credit facility.

Note 2.	Significant Accounting Policies

The following are significant accounting policies consistently applied by us:

Basis of Presentation

These interim financial statements, which are not audited, have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Article 6 or 10 of Regulation S-X, as appropriate.

Use of Estimates

The preparation of GAAP financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period. Changes in the economic environment, financial markets, creditworthiness of our portfolio companies and any other parameters used in determining these estimates could cause actual results to differ, and these differences could be material.

Basis of Consolidation

Under the 1940 Act rules, the regulations pursuant to Article 6 of Regulation S-X and the American Institute of Certified Public Accountants’ Audit and Accounting Guide for Investment Companies, we are precluded from consolidating any entity other than another investment company or an operating company which provides substantially all of its services and benefits to us. Our financial statements include our accounts and the accounts of Prospect Capital Funding, LLC, our only wholly-owned, closely-managed subsidiary that is also an investment company. All intercompany balances and transactions have been eliminated in consolidation.

Investment Classification

We are a non-diversified company within the meaning of the 1940 Act. We classify our investments by level of control. As defined in the 1940 Act, control investments are those where there is the ability or power

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
March 31, 2009
(Unaudited)
(In thousands, except share and per share data)

to exercise a controlling influence over the management or policies of a company. Control is generally deemed to exist when a company or individual possesses or has the right to acquire within 60 days or less, a beneficial ownership of 25% or more of the voting securities of an investee company. Affiliated investments and affiliated companies are defined by a lesser degree of influence and are deemed to exist through the possession outright or via the right to acquire within 60 days or less, beneficial ownership of 5% or more of the outstanding voting securities of another person.

Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains or losses related to that instrument. Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument. Specifically, we record all security transactions on a trade date basis. Investments in other, non-security financial instruments are recorded on the basis of subscription date or redemption date, as applicable. Amounts for investments recognized or derecognized but not yet settled are reported as receivables for investments sold and payables for investments purchased, respectively, in the Consolidated Statements of Assets and Liabilities.

Investment Valuation

Our Board of Directors has established procedures for the valuation of our investment portfolio. These procedures are detailed below.

Investments for which market quotations are readily available are valued at such market quotations.

For most of our investments, market quotations are not available. With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Board of Directors has approved a multi-step valuation process each quarter, as described below:

1) Each portfolio company or investment is reviewed by our investment professionals with the independent valuation firm;

2) the independent valuation firm engaged by our Board of Directors conducts independent appraisals and makes their own independent assessment;

3) the audit committee of our Board of Directors reviews and discusses the preliminary valuation of our Investment Adviser and that of the independent valuation firm; and

4) the Board of Directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on the input of our Investment Adviser, the respective independent valuation firm and the audit committee.

Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present value amount (discounted) calculated based on an appropriate discount rate. The measurement is based on the net present value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
March 31, 2009
(Unaudited)
(In thousands, except share and per share data)

of financial ratios of peer companies that are public, M&A comparables, the principal market and enterprise values, among other factors.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. We have adopted this statement on a prospective basis beginning in the quarter ended September 30, 2008. Adoption of this statement did not have a material effect on our financial statements for the quarters ended September 30, 2008, and December 31, 2008, or for the current quarter ended March 31, 2009.

FAS 157 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1:  Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2:  Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3:  Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. The changes to GAAP from the application of FAS 157 relate to the definition of fair value, framework for measuring fair value, and the expanded disclosures about fair value measurements. FAS 157 applies to fair value measurements already required or permitted by other standards. In accordance with FAS 157, the fair value of our investments is defined as the price that we would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market in which that investment is transacted.

In April 2009, FASB issued Staff Position No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“157-4”). 157-4 provides further clarification for the application of FAS 157 in markets that are not active and provides additional guidance for determining when the volume of trading level of activity for an asset or liability has significantly decreased and for identifying circumstances that indicate a transaction is not orderly. 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. Since 157-4 does not change the fair value measurement principles set forth in FAS 157, we are considering its adoption and estimate that it will not affect the our financial position or results of operations.

Valuation of Other Financial Assets and Financial Liabilities

In February 2007, FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (“FAS 159”). FAS 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. We have

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
March 31, 2009
(Unaudited)
(In thousands, except share and per share data)

adopted this statement on July 1, 2008 and have elected not to value some assets and liabilities at fair value as would be permitted by FAS 159.

Revenue Recognition

Realized gains or losses on the sale of investments are calculated using the specific identification method.

Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Origination, closing and/or commitment fees associated with investments in portfolio companies are accreted into interest income over the respective terms of the applicable loans. Upon the prepayment of a loan or debt security, any prepayment penalties and unamortized loan origination, closing and commitment fees are recorded as interest income.

Dividend income is recorded on the ex-dividend date.

Structuring fees and similar fees are recognized as income as earned, usually when paid. Structuring fees, excess deal deposits, net profits interests and overriding royalty interests are included in other income.

Loans are placed on non-accrual status when principal or interest payments are past due 90 days or more or when there is reasonable doubt that principal or interest will be collected. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are restored to accrual status when past due principal and interest is paid and in management’s judgment, are likely to remain current.

Federal and State Income Taxes

We have elected to be treated as a regulated investment company and intend to continue to comply with the requirements of the Internal Revenue Code of 1986 (the “Code”), applicable to regulated investment companies. We are required to distribute at least 90% of our investment company taxable income and intend to distribute (or retain through a deemed distribution) all of our investment company taxable income and net capital gain to stockholders; therefore, we have made no provision for income taxes. The character of income and gains that we will distribute is determined in accordance with income tax regulations that may differ from GAAP. Book and tax basis differences relating to stockholder dividends and distributions and other permanent book and tax differences are reclassified to paid-in capital.

If we do not distribute (or are not deemed to have distributed) at least 98% of our annual taxable income in the calendar year earned, we will generally be required to pay an excise tax equal to 4% of the amount by which 98% of our annual taxable income exceeds the distributions from such taxable income for the year. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such taxable income, we accrue excise taxes, if any, on estimated excess taxable income as taxable income is earned using an annual effective excise tax rate. The annual effective excise tax rate is determined by dividing the estimated annual excise tax by the estimated annual taxable income. During the quarter ended December 31, 2008, we elected to retain a portion of our annual taxable income and paid $533 for the excise tax with the filing of the return in March 2009.

We adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
March 31, 2009
(Unaudited)
(In thousands, except share and per share data)

are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. Adoption of FIN 48 was applied to all open tax years as of July 1, 2007. The adoption of FIN 48 did not have an effect on our net asset value, financial condition or results of operations as there was no liability for unrecognized tax benefits and no change to our beginning net asset value. As of March 31, 2009 and for the three and nine months then ended, we did not have a liability for any unrecognized tax benefits. Management’s determinations regarding FIN 48 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof.

Dividends and Distributions

Dividends and distributions to common stockholders are recorded on the ex-dividend date. The amount, if any, to be paid as a dividend is approved by our Board of Directors each quarter and is generally based upon our management’s estimate of our earnings for the quarter. Net realized capital gains, if any, are distributed at least annually.

Financing Costs

We record origination expenses related to our credit facility as deferred financing costs. These expenses are deferred and amortized as part of interest expense using the straight-line method over the stated life of the facility.

We record registration expenses related to shelf filings as prepaid assets. These expenses consist principally of Securities and Exchange Commission (“SEC”) registration, legal and accounting fees incurred through March 31, 2009 that are related to the shelf filings that will be charged to capital upon the receipt of the capital or charged to expense if not completed.

Guarantees and Indemnification Agreements

We follow FASB Interpretation Number 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the disclosure requirements of a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, for those guarantees that are covered by FIN 45, the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 did not have a material effect on the financial statements. Refer to Note 7 and Note 10 for further discussion of guarantees and indemnification agreements.

Per Share Information

Net increase in net assets resulting from operations per common share are calculated using the weighted average number of common shares outstanding for the period presented. Diluted net increase in net assets resulting from operations per share are not presented as there are no potentially dilutive securities outstanding.

Reclassifications

Certain reclassifications have been made in the presentation of prior consolidated financial statements to conform to the presentation as of and for the three and nine months ended March 31, 2009.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
March 31, 2009
(Unaudited)
(In thousands, except share and per share data)

Recent Accounting Pronouncements

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“FAS 161”). FAS 161 is intended to improve financial reporting for derivative instruments by requiring enhanced disclosure that enables investors to understand how and why the entity uses derivatives, how derivatives are accounted for, and how derivatives affect an entity’s results of operations, financial position, and cash flows. FAS 161 becomes effective for fiscal years beginning after November 15, 2008; therefore, is applicable for our fiscal year beginning July 1, 2009. Our management does not believe that the adoption of FAS 161 will have a material impact on our financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“FAS 162”). FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. Our management does not believe that the adoption of FAS 162 will have a material impact on our financial statements.

Note 3.	Portfolio Investments

At March 31, 2009, we had $555,041 invested in 31 long-term portfolio investments (including a net profits interest in Charlevoix Energy Trading LLC) and at June 30, 2008, we had $497,530 invested in 29 long-term portfolio investments (including a net profits interest in Charlevoix Energy Trading LLC).

As of March 31, 2009, we own controlling interests in Ajax Rolled Ring & Machine (“Ajax”), C&J Cladding, LLC (“C&J”), Change Clean Energy Holdings, Inc. (“CCEHI”), Worcester Energy Co, Inc. (“WECO”), and Worcester Energy Holdings, Inc. (“WEHI”) (collectively “Biomass”), Gas Solutions Holdings, Inc. (“GSHI”), Integrated Contract Services, Inc. (“Integrated”), Iron Horse Coiled Tubing, Inc. (“Iron Horse”), NRG Manufacturing, Inc. (“NRG”), R-V Industries, Inc. (“R-V”) and Yatesville Coal Holdings, Inc. (“Yatesville”). As of March 31, 2009, we also own affiliated interests in Appalachian Energy Holdings, LLC (“AEH”) and Biotronic NeuroNetwork (“Biotronic”). As of June 30, 2008, we owned controlling interests in Ajax, C&J, Worcester Energy Partners, Inc., GSHI, Integrated, Iron Horse, NRG, R-V, and Yatesville. As of June 30, 2008, we also owned an affiliated interest in AEH.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
March 31, 2009
(Unaudited)
(In thousands, except share and per share data)

The fair values of our portfolio investments as of March 31, 2009 disaggregated into the three levels of the FAS 157 valuation hierarchy are as follows:

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Securities	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Investments at fair value
Control investments	$—	$—	$220,263	$220,263
Affiliate investments	—	—	30,819	30,819
Non-control/Non-affiliate investments	—	—	303,959	303,959

	—	—	555,041	555,041
Investments in money market funds	39,254	—	—	39,254

Total assets reported at fair value	$39,254	$—	$555,041	$594,295

The aggregate values of Level 3 portfolio investments changed during the three and nine months ended March 31, 2009 as follows:

	For the Periods
	Ended
	March 31, 2009
	Three Months	Nine Months

Change in Portfolio Valuations using Significant Unobservable Inputs (Level 3)
Fair value at beginning of period:
December 31, 2008 and June 30, 2008, respectively	$555,661	$497,530
Total gains (losses) reported in the Consolidated Statement of Operations:
Included in net investment income
Interest income — accretion of original issue discount on investments	195	2,323
Included in realized gain/loss on investments	—	1,661
Included in net change in unrealized appreciation/depreciation on investments	3,611	(12,990)
Payments for purchases of investments, payment-in-kind interest, and net profits interests	6,356	90,376
Proceeds from sale of investments and collection of investment principal	(10,782)	(23,859)

Fair value at March 31, 2009	$555,041	$555,041

The amount of net unrealized gain (loss) included in the results of operations attributable to Level 3 assets still held at March 31, 2009 and reported within the caption Net change in unrealized appreciation/depreciation in the Consolidated Statement of Operations:	$4,421	($8,612)

At March 31, 2009, four loan investments were on non-accrual status: Appalachian Energy Holdings LLC (“AEH”), Integrated Contract Services, Inc. (“Integrated” or “ICS”), Wind River Resources Corp. and Wind River II Corp. (“Wind River”), and Change Clean Energy, Inc. f/k/a Worcester Energy Partners, Inc., Worcester

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
March 31, 2009
(Unaudited)
(In thousands, except share and per share data)

Energy Co., Inc., (“WECO”) and Biochips LLC (collectively “Biomass”). At June 30, 2008, the loans extended to Integrated were on non-accrual status.

The loan principal of these loans amounted to $69,491 and $14,803 as of March 31, 2009, and June 30, 2008, respectively. The fair values of these investments represent approximately 15.7% and 3.4% of our net assets as of March 31, 2009 and June 30, 2008, respectively. For the three months ended March 31, 2009, and March 31, 2008, the income foregone as a result of not accruing interest on these debt investments amounted to $3,940 and $748, respectively. For the nine months ended March 31, 2009, and March 31, 2008, the income foregone as a result of not accruing interest on these debt investments amounted to $11,270 and $1,431, respectively.

GSHI has indemnified us against any legal action arising from its investment in Gas Solutions, LP. We have incurred approximately $2,677 from the inception of the investment in GSHI through March 31, 2009 for fees associated with a legal action, and GSHI has reimbursed us for the entire amount. Of the $2,677 reimbursement, $67 and $23 are reflected as dividend income: control investments in the Consolidated Statements of Operations for the three months ended March 31, 2009 and March 31, 2008, respectively; $249 and $44 are reflected as dividend income: control investments for the nine months ended March 31, 2009 and March 31, 2008, respectively. Additionally, certain other expenses incurred by us which are attributable to GSHI have been reimbursed by GSHI and are reflected as dividend income: control investments in the Consolidated Statements of Operations. For the three months ended March 31, 2009 and March 31, 2008, such reimbursements totaled as $1,878 and $1,276, respectively. For the nine months ended March 31, 2009 and March 31, 2008, reimbursements totaled $5,386 and $2,995, respectively.

The original cost basis of debt placements and equity securities acquired totaled to approximately $6,356 and $31,794 during the three months ended March 31, 2009 and March 31, 2008, respectively. These placements and acquisitions totaled to approximately $90,376 and $193,033 during the nine months ended March 31, 2009 and March 31, 2008, respectively. Debt repayments and sales of equity securities with a cost basis of approximately $10,782 and $28,680 were received during the three months ended March 31, 2009 and March 31, 2008, respectively. These repayments and sales amounted to $22,198 and $84,458 during the nine months ended March 31, 2009 and March 31, 2008, respectively.

Note 4.	Other Investment Income

Other investment income consists of structuring fees, overriding royalty interests, settlement of net profit interests, deal deposits, administrative agent fee, and other miscellaneous and sundry cash receipts. Income from such sources for the three and nine months ended March 31, 2009 and March 31, 2008 were as follows:

	For the		For the
	Three Months Ended		Nine Months Ended
	March 31,		March 31,
Income Source	2009	2008	2009	2008

Structuring fees	$—	$490	$774	$2,430
Overriding royalty interests	141	3,150	472	3,365
Settlement of net profits interests	—	—	12,576	—
Deal deposit	—	36	62	72
Administrative agent fee	18	11	53	32
Miscellaneous	—	—	49	10

Other Investment Income	$159	$3,687	$13,986	$5,909

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
March 31, 2009
(Unaudited)
(In thousands, except share and per share data)

Note 5.	Sale and Purchases of Common Stock

We issued 1,500,000 shares of our common stock in a public offering during the three months and the nine months ended March 31, 2009. We issued 2,450,000 shares of common stock during the three months ended March 31, 2008 through a direct offering and through a public offering. For the nine months ended March 31, 2008, the total number of common shares sold equaled 6,150,000. The proceeds raised, the related underwriting fees, the offering expenses and the prices at which these shares were issued are as follows:

	Number of	Gross
	Shares	Proceeds	Underwriting	Offering	Offering
Issuances of Common Stock	Issued	Raised	Fees	Expenses	Price

During the nine months ended March 31, 2009
March 19, 2009	1,500,000	$12,300	$—	$513	$8.200
During the nine months ended March 31, 2008
March 31, 2008	1,150,000	$17,768	$759	$350	$15.450
March 28, 2008	1,300,000	19,786	—	350	15.220
November 13, 2007 over-allotment	200,000	3,268	163	—	16.340
October 17, 2007	3,500,000	57,190	2,860	551	16.340

Our shareholders’ equity accounts at March 31, 2009 and June 30, 2008 reflect cumulative shares issued as of those respective dates. Our common stock has been issued through public offerings, a registered direct offering, the exercise of over-allotment options on the part of the underwriters and our dividend reinvestment plan. When our common stock is issued, the related offering expenses have been charged against paid-in capital in excess of par. All underwriting fees and offering expenses were borne by us.

On October 9, 2008, our Board of Directors approved a share repurchase plan under which we may repurchase up to $20,000 of our common stock at prices below our net asset value as reported in our financial statements published for the year ended June 30, 2008. We have not made any purchases of our common stock during the period from October 9, 2008 to March 31, 2009 pursuant to this plan.

Note 6.	Net Increase (Decrease) in Net Assets per Common Share

The following information sets forth the computation of net increase (decrease) in net assets resulting from operations per common share for the three and nine months ended March 31, 2009 and March 31, 2008, respectively.

	For the		For the
	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2009	2008	2009	2008

Net increase (decrease) in net assets resulting from operations	$15,331	$(1,259)	$35,853	$3,605
Weighted average common shares outstanding	29,971,508	23,858,492	29,708,458	22,349,987

Net increase (decrease) in net assets resulting from operations per common share	$0.51	$(0.05)	$1.21	$0.16

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
March 31, 2009
(Unaudited)
(In thousands, except share and per share data)

Note 7.	Related Party Agreements and Transactions

Investment Advisory Agreement

We have entered into an investment advisory and management agreement (the “Investment Advisory Agreement”) with Prospect Capital Management (the “Investment Adviser”) under which the Investment Adviser, subject to the overall supervision of our Board of Directors, manages the day-to-day operations of, and provides investment advisory services to, us. Under the terms of the Investment Advisory Agreement, our Investment Adviser: (i) determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes, (ii) identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and (iii) closes and monitors investments we make.

The Investment Adviser’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. For providing these services the Investment Adviser receives a fee from us, consisting of two components: a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 2.00% on our gross assets. For services currently rendered under the Investment Advisory Agreement, the base management fee is payable quarterly in arrears. The base management fee is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters and appropriately adjusted for any share issuances or repurchases during the current calendar quarter.

The total base management fees incurred to the favor of the Investment Adviser for the three months ended March 31, 2009 and March 31, 2008 were $2,977, and $2,388, respectively. The fees incurred for the nine months ended March 31, 2009 and March 31, 2008 were $8,740, and $6,366, respectively

The incentive fee has two parts. The first part, the income incentive fee, is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding calendar quarter. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees and other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement described below, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment in kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to a “hurdle rate” of 1.75% per quarter (7.00% annualized).

The net investment income used to calculate this part of the incentive fee is also included in the amount of the gross assets used to calculate the 2.00% base management fee. We pay the Investment Adviser an income incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate;

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
March 31, 2009
(Unaudited)
(In thousands, except share and per share data)

•	100.00% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 125.00% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming a 7.00% annualized hurdle rate); and

•	20.00% of the amount of our pre-incentive fee net investment income, if any, that exceeds 125.00% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming a 7.00% annualized hurdle rate).

These calculations are appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

The second part of the incentive fee, the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20.00% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year. In determining the capital gains incentive fee payable to the Investment Adviser, we calculate the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each investment that has been in its portfolio. For the purpose of this calculation, an “investment” is defined as the total of all rights and claims which maybe asserted against a portfolio company arising from our participation in the debt, equity, and other financial instruments issued by that company. Aggregate realized capital gains, if any, equals the sum of the differences between the aggregate net sales price of each investment and the aggregate cost basis of such investment when sold or otherwise disposed. Aggregate realized capital losses equal the sum of the amounts by which the aggregate net sales price of each investment is less than the aggregate cost basis of such investment when sold or otherwise disposed. Aggregate unrealized capital depreciation equals the sum of the differences, if negative, between the aggregate valuation of each investment and the aggregate cost basis of such investment as of the applicable calendar year-end. At the end of the applicable calendar year, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee involves netting aggregate realized capital gains against aggregate realized capital losses on a since-inception basis and then reducing this amount by the aggregate unrealized capital depreciation. If this number is positive, then the capital gains incentive fee payable is equal to 20.00% of such amount, less the aggregate amount of any capital gains incentive fees paid since inception.

For the three months ended March 31, 2009 and March 31, 2008, $2,930 and $3,230, respectively, of income incentive fees were incurred. For the nine months ended March 31, 2009 and March 31, 2008, $11,795 and $7,861, respectively, of income incentive fees were incurred. No capital gains incentive fees were incurred for the three or nine months ended March 31, 2009 and March 31, 2008.

Administration Agreement

We have also entered into an Administration Agreement with Prospect Administration, LLC (“Prospect Administration” or the “Administrator”) under which Prospect Administration, among other things, provides (or arranges for the provision of) administrative services and facilities for us. For providing these services, we reimburse Prospect Administration for our allocable portion of overhead incurred by Prospect Administration in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of our Chief Compliance Officer and Chief Financial Officer and their respective staffs. Under this agreement, Prospect Administration furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Prospect Administration also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
March 31, 2009
(Unaudited)
(In thousands, except share and per share data)

the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, Prospect Administration assists us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Under the Administration Agreement, Prospect Administration also provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance. The Administration Agreement may be terminated by either party without penalty upon 60 days written notice to the other party. Prospect Administration is a wholly owned subsidiary of our Investment Adviser.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration’s services under the Administration Agreement or otherwise as administrator for us.

Overhead expenses allocated to us by Prospect Administration amounted to $588 and $588 for the three months ended March 31, 2009 and March 31, 2008, respectively. These allocations totaled $1,764 and $1,108 for the nine months ended March 31, 2009 and March 31, 2008, respectively.

Prospect Administration, pursuant to the approval of our Board of Directors, has engaged Vastardis Fund Services LLC (“Vastardis”) to serve as our sub-administrator to perform certain services required of Prospect Administration. Under the sub-administration agreement, Vastardis provides us with office facilities, equipment, clerical, bookkeeping and record keeping services at such facilities. Vastardis also conducts relations with custodians, depositories, transfer agents, dividend disbursing agents, other stockholder servicing agents, accountants, attorneys, underwriters, brokers and dealers, corporate fiduciaries, insurers, banks and such other persons in any such other capacity deemed to be necessary or desirable. Vastardis provides reports to the Administrator and the Directors of its performance of obligations and furnishes advice and recommendations with respect to such other aspects of our business and affairs as it shall determine to be desirable. Under the revised and renewed sub-administration agreement, Vastardis also provided the service of William E. Vastardis as our Chief Financial Officer (“CFO”). We compensate Vastardis for providing us these services by the payment of an asset-based fee with a $400 annual minimum, payable monthly. Our service agreement was amended on September 24, 2008 so that Mr. Vastardis no longer served as our CFO effective as of November 11, 2008. At that time, Brian H. Oswald, a managing director at Prospect Administration, assumed the role of CFO.

Vastardis does not provide any advice or recommendation relating to the securities and other assets that we should purchase, retain or sell or any other investment advisory services to us. Vastardis is responsible for the financial and other records that either the Administrator on our behalf or we are required to maintain and prepares reports to stockholders, and reports and other materials filed with the SEC. In addition, Vastardis assists us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns, and the printing and dissemination of reports to our stockholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

Under the sub-administration agreement, Vastardis and its officers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with Vastardis, are not liable to the

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
March 31, 2009
(Unaudited)
(In thousands, except share and per share data)

Administrator or us for any action taken or omitted to be taken by Vastardis in connection with the performance of any of its duties or obligations or otherwise as sub-administrator for the Administrator on our behalf. The agreement also provides that, absent willful misfeasance, bad faith or negligence in the performance of Vastardis’ duties or by reason of the reckless disregard of Vastardis’ duties and obligations, Vastardis and its officers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with Vastardis are entitled to indemnification from the Administrator and us. All damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Administrator or us or our security holders) arising out of or otherwise based upon the performance of any of Vastardis’ duties or obligations under the agreement or otherwise as sub-administrator for the Administrator on our behalf are subject to such indemnification.

On April 30, 2009 we gave a 60-day notice to Vastardis of termination of our agreement to provide sub-administration services effective June 30, 2009. We anticipate entering into a new consulting services agreement for the period from July 1, 2009 until the filing our 10-K for the year ending on June 30, 2009. We anticipate paying Vastardis a total of $30 for services in conjunction with preparation of the Form 10-K under the new agreement.

Managerial Assistance

As a business development company, we offer, and must provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. For the three months ended March 31, 2009 and March 31, 2008, managerial assistance fees amounted to $215 and $245, respectively. For the nine months ended March 31, 2009 and March 31, 2008, managerial assistance fees amounted to $631 and $693, respectively. These fees are paid to the Administrator.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
March 31, 2009
(Unaudited)
(In thousands, except share and per share data)

Note 8.	Financial Highlights

	For the Three Months Ended		For the Nine Months Ended
	March 31,	March 31,	March 31,	March 31,
	2009	2008	2009	2008

Per Share Data(1):
Net asset value at beginning of period	$14.43	$14.58	$14.55	$15.04
Net investment income	0.39	0.54	1.59	1.41
Net realized gain (loss)	—	0.01	0.06	(0.82)
Net unrealized appreciation (depreciation)	0.12	(0.60)	(0.44)	(0.42)
Shares issued for dividend reinvestments	(0.01)	—	(0.02)	—
Net (decrease) increase in net assets as a result of public offering	(0.33)	0.02	(0.34)	0.12
Dividends declared	(0.41)	(0.40)	(1.21)	(1.18)

Net asset value at end of period	$14.19	$14.15	$14.19	$14.15

Per share market value at end of period	$8.52	$15.22	$8.52	$15.22
Total return based on market value(2)	(25.44)%	19.69%	(27.80)%	(5.76)%
Total return based on net asset value(2)	3.01%	(0.40)%	8.93%	1.78%
Shares outstanding at end of period	31,286,128	26,270,379	31,286,128	26,270,379
Average weighted shares outstanding for period	29,971,508	23,858,492	29,708,458	22,349,987
Ratio / Supplemental Data:
Net assets at end of period (in thousands)	$444,024	$371,718	$444,024	$371,718
Average net assets (in thousands)	$435,914	$358,771	$433,297	$329,900
Annualized ratio of operating expenses to average net assets	8.34%	10.17%	9.96%	9.89%
Annualized ratio of net operating income to average net assets	10.63%	14.36%	14.25%	12.72%

(1)	Financial highlights are based on weighted average shares.

(2)	Total return based on market value is based on the change in market price per share between the opening and ending market prices per share in each period and assumes that dividends are reinvested in accordance with our dividend reinvestment plan. Total return based on net asset value is based upon the change in net asset value per share between the opening and ending net asset values per share in each period and assumes that dividends are reinvested in accordance with our dividend reinvestment plan. The total returns are not annualized.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
March 31, 2009
(Unaudited)
(In thousands, except share and per share data)

	For the Year Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2008	2007	2006	2005	2004(3)

Per Share Data(1):
Net asset value at beginning of period	$15.04	$15.31	$14.59	$(0.01)	$—
Costs related to the initial public offering	—	—	0.01	(0.21)	—
Costs related to the secondary public offering	(0.07)	(0.06)	—	—	—
Net investment income	1.91	1.47	1.21	0.34	—
Realized (loss) gain	(0.69)	0.12	0.04	—	—
Net unrealized (depreciation) appreciation	(0.05)	(0.52)	0.58	0.90	—
Net increase in net assets as a result of public offering	—	0.26	—	13.95	—
Dividends declared and paid	(1.59)	(1.54)	(1.12)	(0.38)	—

Net asset value at end of period	$14.55	$15.04	$15.31	$14.59	$—

Per share market value at end of period	$13.18	$17.47	$16.99	$12.60	$—
Total return based on market value(2)	(15.90)%	12.65%	44.90%	(13.46)%	—
Total return based on net asset value(2)	7.84%	7.62%	12.76%	7.40%	—
Shares outstanding at end of period	29,520,379	19,949,065	7,069,873	7,055,100	—
Average weighted shares outstanding for period	23,626,642	15,724,095	7,056,846	7,055,100	—
Ratio / Supplemental Data:
Net assets at end of period (in thousands)	$429,623	$300,048	$108,270	$102,967	$—
Annualized ratio of operating expenses to average net assets	9.62%	7.36%	8.19%	5.52%	—
Annualized ratio of net operating income to average net assets	12.66%	9.71%	7.90%	8.50%	—

(1)	Financial highlights are based on weighted average shares.

(2)	Total return based on market value is based on the change in market price per share between the opening and ending market prices per share in each period and assumes that dividends are reinvested in accordance with our dividend reinvestment plan. Total return based on net asset value is based upon the change in net asset value per share between the opening and ending net asset values per share in each period and assumes that dividends are reinvested in accordance with our dividend reinvestment plan. The total returns are not annualized.

(3)	Financial Highlights as of June 30, 2004 are considered not applicable as the initial offering of common stock did not occur as of this date.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
March 31, 2009
(Unaudited)
(In thousands, except share and per share data)

Note 9.	Litigation

From time to time, we may become involved in various investigations, claims and legal proceedings that arise in the ordinary course of our business. These matters may relate to intellectual property, employment, tax, regulation, contract or other matters. The resolution of these matters as they arise will be subject to various uncertainties and, even if such claims are without merit, could result in the expenditure of significant financial and managerial resources.

On December 6, 2004, Dallas Gas Partners, L.P. (“DGP”) served us with a complaint filed November 30, 2004 in the U.S. District for the Southern District of Texas, Galveston Division. DGP alleges that DGP was defrauded and that we breached our fiduciary duty to DGP and tortiously interfered with DGP’s contract to purchase Gas Solutions, Ltd. (a subsidiary of our portfolio company, GSHI) in connection with our alleged agreement in September 2004 to loan DGP funds with which DGP intended to buy Gas Solutions, Ltd. for approximately $26,000. The complaint sought relief not limited to $100,000. On November 30, 2005, U.S. Magistrate Judge John R. Froeschner of the U.S. District Court for the Southern District of Texas, Galveston Division, issued a recommendation that the court grant our Motion for Summary Judgment dismissing all claims by DGP. On February 21, 2006, U.S. District Judge Samuel Kent of the U.S. District Court for the Southern District of Texas, Galveston Division issued an order granting our Motion for Summary Judgment dismissing all claims by DGP, against us. On May 16, 2007, the Court also granted us summary judgment on DGP’s liability to us on our counterclaim for DGP’s breach of a release and covenant not to sue. On January 4, 2008, the Court, Judge Melinda Harmon presiding, granted our motion to dismiss all DGP’s claims asserted against certain of our officers and affiliates. On August 20, 2008, Judge Harmon entered a Final Judgment dismissing all of DGP’s claims. Our damage claims against DGP remain pending.

In May 2006, based in part on unfavorable due diligence and the absence of investment committee approval, we declined to extend a loan for $10,000 to a potential borrower (“plaintiff”). Plaintiff was subsequently sued by its own attorney in a local Texas court for plaintiff’s failure to pay fees owed to its attorney. In December 2006, plaintiff filed a cross-action against us and certain affiliates (the “defendants”) in the same local Texas court, alleging, among other things, tortious interference with contract and fraud. We petitioned the United States District Court for the Southern District of New York (the “District Court”) to compel arbitration and to enjoin the Texas action. In February 2007, our motions were granted. Plaintiff appealed that decision. The arbitration commenced in July 2007 and concluded in late November 2007. Post-hearing briefings were completed in February 2008. On April 14, 2008, the arbitrator rendered an award in our favor, rejecting all of plaintiff’s claims. On April 18, 2008, we filed a petition before the District Court to confirm the award. On October 8, 2008, the District Court granted our petition to confirm the award, confirmed the awards and subsequently entered judgment thereon in our favor in the amount of $2,288. After filing a defective notice of appeal to the United States Court of Appeals for the Second Circuit on November 5, 2008, plaintiff’s counsel resubmitted a new notice of appeal on January 9, 2009. The plaintiff subsequently requested that we agree to stipulate to the withdrawal of plaintiff’s appeal to the Second Circuit. Such a stipulation was filed with the Second Circuit on or about April 14, 2009. Based on this stipulation, the Second Circuit issued a mandate terminating the appeal, which was transmitted to the District Court on April 23, 2009.

Note 10.	Commitments and Off-Balance Sheet Risks

From time to time, we provide guarantees for portfolio companies for payments to counterparties, usually as an alternative to investing additional capital. Currently, agreements for one guarantee and one contingent indemnification are outstanding which are related to two portfolio companies categorized as Control Investments — Whymore and North Fork; both of these companies have now been consolidated as part of

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
March 31, 2009
(Unaudited)
(In thousands, except share and per share data)

Yatesville. The guarantee is related to Whymore. As of March 31, 2009, this guarantee may amount to $4,300 for equipment leases. The contingent indemnification obligation arose from our acquisition of the assets of Traveler Coal, LLC (“Traveler”), through our subsidiary, North Fork. Specifically, as part of that acquisition, we have agreed to indemnify the seller of those assets for personal guarantees that seller had extended on behalf of Traveler. As of March 31, 2009, the amount of this contingency is $3,673.

We also provide indemnifications to Prospect Administration and to Vastardis in accordance with our respective agreements with those two service providers. These indemnifications are described in further detail in Note 7.

Note 11.	Revolving Credit Agreements

On June 6, 2007, we closed on a $200,000 three-year revolving credit facility (as amended on December 31, 2007) with Rabobank Nederland as administrative agent and sole lead arranger (the “Rabobank Facility”). Interest on the Rabobank Facility is charged at LIBOR plus 175 basis points. Additionally, Rabobank charges a fee on the unused portion of the facility. Through November 30, 2007, this fee is assessed at the rate of 37.5 basis points per annum of the amount of that unused portion; after that date, this rate increases to 50.0 basis points per annum if that unused portion is greater than 50% of the total amount of the facility. On November 14, 2008, we entered into a commitment letter with Rabobank to arrange and structure a new dual-rated credit facility. Under the terms of the letter, we agreed to an immediate increase in the current borrowing rate on the Rabobank Facility to LIBOR plus 250 basis points. At March 31, 2009 and June 30, 2008, the investments used as collateral for the Rabobank Facility had aggregate market values of $405,404 and $369,418, respectively. These values represent 73.0% and 74.3% of total investments at fair value, respectively.

We had drawn down $137,567 and $91,167 on the Rabobank Facility as of March 31, 2009 and June 30, 2008, respectively.

Note 12.	Selected Quarterly Financial Data (Unaudited)

							Net Increase
					Net Realized and		(Decrease)
					Unrealized Gains		in Net Assets
	Investment Income		Net Investment Income		(Losses)		from Operations
		Per		Per		Per		Per
Quarter Ended	Total	Share(1)	Total	Share(1)	Total	Share(1)	Total	Share(1)

September 30, 2006	$6,432	$0.65	$3,274	$0.33	$690	$0.07	$3,964	$0.40
December 31, 2006	8,171	0.60	4,493	0.33	(1,553)	(0.11)	2,940	0.22
March 31, 2007	12,069	0.61	7,015	0.36	(2,039)	(0.10)	4,976	0.26
June 30, 2007	14,009	0.70	8,349	0.42	(3,501)	(0.18)	4,848	0.24

September 30, 2007	15,391	0.77	7,865	0.39	685	0.04	8,550	0.43
December 31, 2007	18,563	0.80	10,660	0.46	(14,346)	(0.62)	(3,686)	(0.16)
March 31, 2008	22,000	0.92	12,919	0.54	(14,178)	(0.59)	(1,259)	(0.05)
June 30, 2008	23,448	0.85	13,669	0.50	10,317	0.38	23,986	0.88

September 30, 2008	35,799	1.21	23,502	0.80	(9,504)	(0.33)	13,998	0.47
December 31, 2008	22,213	0.75	11,960	0.40	(5,436)	(0.18)	6,524	0.22
March 31, 2009	20,669	0.69	11,720	0.39	3,611	0.12	15,331	0.51

1)	Per share amounts are calculated using weighted average shares during period.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
March 31, 2009
(Unaudited)
(In thousands, except share and per share data)

Note 13.	Subsequent Events

On April 20, 2009, we issued 214,456 shares of our common stock in connection with the dividend reinvestment plan.

On April 27, 2009, we issued 3.68 million shares of our common stock in an underwritten equity offering at $7.75 per share, raising $28,520 in gross proceeds and $27,166 of net proceeds after recognizing $1,144 of underwriting discounts and commissions and $210 of estimated offering costs.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

Subject to Completion
Preliminary Prospectus dated June 3, 2009

$500,000,000
PROSPECT CAPITAL CORPORATION
Common Stock
Preferred Stock
Debt Securities
Warrants

We may offer, from time to time, in one or more offerings or series, together or separately, up to $500,000,000 of our common stock, preferred stock, debt securities or rights to purchase shares of common stock, preferred stock or debt securities, collectively, the Securities, to provide us with additional capital. Securities may be offered at prices and on terms to be disclosed in one or more supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our Securities.

We may offer shares of common stock at a discount to net asset value per share in certain circumstances. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share.

Our Securities may be offered directly to one or more purchasers, or through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will identify any agents or underwriters involved in the sale of our Securities, and will disclose any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our Securities through agents, underwriters or dealers without delivery of the prospectus and a prospectus supplement describing the method and terms of the offering of such Securities. Our common stock is traded on The NASDAQ Global Select Market under the symbol “PSEC.” As of March 17, 2009, the last reported sales price for our common stock was $7.61.

Prospect Capital Corporation, or the Company, is a company that lends to and invests in middle market privately-held companies. Prospect Capital Corporation, a Maryland corporation, has been organized as a closed-end investment company since April 13, 2004 and has filed an election to be treated as a business development company under the Investment Company Act of 1940, as amended, or the 1940 Act, and is a non-diversified investment company within the meaning of the 1940 Act.

Prospect Capital Management LLC, our investment adviser, manages our investments and Prospect Administration LLC, our administrator, provides the administrative services necessary for us to operate.

Investing in our Securities involves a heightened risk of total loss of investment and is subject to risks. Before buying any Securities, you should read the discussion of the material risks of investing in our Securities in “Risk Factors” beginning on page 10 of this prospectus.

This prospectus contains important information about us that you should know before investing in our Securities. Please read it before making an investment decision and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or the SEC. This information will be available free of charge by writing to Prospect Capital Corporation at 10 East 40th Street, 44th Floor, New York, NY 10016, or by calling collect at 212-448-0702. Our Internet address is http://www.prospectstreet.com. You may also obtain information about us from the SEC’s website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The date of this Prospectus is          , 2009

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC, using the “shelf” registration process. Under the shelf registration process, we may offer, from time to time on a delayed basis, up to $500,000,000 of our common stock, preferred stock, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities on the terms to be determined at the time of the offering. The Securities may be offered at prices and on terms described in one or more supplements to this prospectus. This prospectus provides you with a general description of the Securities that we may offer. Each time we use this prospectus to offer Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and any prospectus supplement together with any exhibits and the additional information described under the heading “Available Information” and the section under the heading “Risk Factors” before you make an investment decision.

ii

PROSPECTUS SUMMARY

The following summary contains basic information about this offering. It does not contain all the information that may be important to an investor. For a more complete understanding of this offering, we encourage you to read this entire document and the documents to which we have referred.

Information contained or incorporated by reference in this prospectus may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which are statements about the future that may be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “plans,” “anticipate,” “estimate” or “continue” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act of 1933, as amended, or the Securities Act. The matters described in “Risk Factors” and certain other factors noted throughout this prospectus and in any exhibits to the registration statement of which this prospectus is a part, constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements. The Company reminds all investors that no forward-looking statement can be relied upon as an accurate or even mostly accurate forecast because humans cannot forecast the future.

The terms “we,” “us,” “our,” and “Company” refer to Prospect Capital Corporation; “Prospect Capital Management” or the “Investment Adviser” refers to Prospect Capital Management LLC, our investment adviser; “Prospect Administration” or the “Administrator” refers to Prospect Administration LLC, our administrator; and “Prospect” refers to Prospect Capital Management LLC, its affiliates and its predecessor companies.

The Company

We are a financial services company that lends to and invests in middle market privately-held companies.

We were originally organized under the name “Prospect Street Energy Corporation” and we changed our name to “Prospect Energy Corporation” in June 2004. We changed our name again to “Prospect Capital Corporation” in May 2007 and at the same time terminated our policy of investing at least 80% of our net assets in energy companies. While we expect to be less focused on the energy industry in the future, we will continue to have significant holdings in the energy and energy related industries. We have been organized as a closed-end investment company since April 13, 2004 and have filed an election to be treated as a business development company under the 1940 Act. We are a non-diversified company within the meaning of the 1940 Act. Our headquarters are located at 10 East 40th Street, 44th Floor, New York, NY 10016, and our telephone number is (212) 448-0702.

The Investment Adviser

Prospect Capital Management, an affiliate of the Company, manages our investment activities. Prospect Capital Management is an investment adviser that has been registered under the Investment Advisers Act of 1940, or the Advisers Act, since March 31, 2004. Under an investment advisory and management agreement between us and Prospect Capital Management, or the Investment Advisory Agreement, we have agreed to pay Prospect Capital Management investment advisory fees, which will consist of an annual base management fee based on our gross assets, which we define as total assets without deduction for any liabilities, as well as a two-part incentive fee based on our performance.

The Offering

We may offer, from time to time, in one or more offerings or series, together or separately, up to $500,000,000 of our Securities, which we expect to use initially to maintain balance sheet liquidity and thereafter to make long-term investments in accordance with our investment objectives.

Our Securities may be offered directly to one or more purchasers, through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to a particular offering will disclose the terms of that offering, including the name or names of any agents or underwriters involved in the sale of our Securities by us, the purchase price, and any fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters, or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our Securities through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of our Securities.

We may offer shares of common stock at a discount to net asset value per share at prices approximating market value less selling expenses upon approval of our directors, including a majority of our independent directors, in certain circumstances. See “Sales of Common Stock Below Net Asset Value” in this prospectus and in the prospectus supplement, if applicable. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. We will not offer shares of common stock at a discount to net asset value through a rights offering under this prospectus.

Set forth below is additional information regarding the offering of our Securities:

Use of proceeds	Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from selling Securities pursuant to this prospectus initially to maintain balance sheet liquidity, involving repayment of all or a portion of amounts outstanding under our credit facility, investments in high quality short-term debt instruments or a combination thereof, and thereafter to make long-term investments in accordance with our investment objective. See “Use of Proceeds.”

Distributions	We have paid quarterly distributions to the holders of our common stock and generally intend to continue to do so. The amount of the quarterly distributions is determined by our Board of Directors and is based on our estimate of our investment company taxable income and net short-term capital gains. Certain amounts of the quarterly distributions may from time to time be paid out of our capital rather than from earnings for the quarter as a result of our deliberate planning or accounting reclassifications. Distributions in excess of our current or accumulated earnings or profits constitute a return of capital and will reduce the stockholder’s adjusted tax basis in such stockholder’s common stock. After the adjusted basis is reduced to zero, these distributions will constitute capital gains to such stockholders. Certain additional amounts may be deemed as distributed to stockholders for income tax purposes. Other types of Securities will likely pay distributions in accordance with their terms. See “Price Range of Common Stock,” “Distributions” and “Material U.S. Federal Income Tax Considerations.”

Taxation	We have qualified and elected to be treated for U.S. Federal income tax purposes as a regulated investment company, or a RIC, under Subchapter M of the Internal Revenue Code of 1986, or the Code. As a RIC, we generally do not have to pay corporate-level U.S. Federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends. To maintain our qualification as a RIC and obtain RIC tax treatment, we must maintain specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Distributions” and “Material U.S. Federal Income Tax Considerations.”

Dividend reinvestment plan	We have a dividend reinvestment plan for our stockholders. This is an “opt out” dividend reinvestment plan. As a result, when we declare a dividend, the dividends are automatically reinvested in additional shares of our common stock, unless a stockholder specifically “opts out” of the dividend reinvestment plan so as to receive cash dividends. Stockholders who receive distributions in the form of stock are subject to the same U.S. Federal, state and local tax consequences as stockholders who elect to receive their distributions in cash. See “Dividend Reinvestment Plan.”

The NASDAQ Global Select Market Symbol	PSEC

Anti-takeover provisions	Our charter and bylaws, as well as certain statutory and regulatory requirements, contain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us. These anti-takeover provisions may inhibit a change in control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the market price of our common stock. See “Description Of Our Capital Stock.”

Management arrangements	Prospect Capital Management serves as our investment adviser. Prospect Administration serves as our administrator and has engaged Vastardis Fund Services, LLC, or Vastardis (formerly, EOS Fund Services LLC), as sub-administrator. For a description of Prospect Capital Management, Prospect Administration, Vastardis and our contractual arrangements with these companies, see “Management — Management Services — Investment Advisory Agreement,” and “Management — Management Services — Administration Agreement.”

Risk factors	Investment in our Securities involves certain risks relating to our structure and investment objective that should be considered by prospective purchasers of our Securities. In addition, investment in our Securities involves certain risks relating to investing in the energy sector, including but not limited to risks associated with commodity pricing, regulation, production, demand, depletion and expiration, weather, and valuation. We have a limited operating history upon which you can evaluate our business. In addition, as a business development company, our portfolio primarily includes securities issued by privately-held companies. These investments generally involve a high degree of business and financial risk, and are less liquid than public securities. We are required to mark the carrying value of our investments to fair value on a quarterly basis, and economic events, market conditions and events affecting individual portfolio companies can result in quarter-to-quarter mark-downs and mark-ups of the value of individual investments that collectively can materially affect our net asset value, or NAV. Also, our determinations of fair value of privately-held securities may differ materially from the values that would exist if there was a ready market for these investments. A large number of entities compete for the same kind of investment opportunities as we do.

Moreover, our business requires a substantial amount of capital to operate and to grow and we seek additional capital from external sources. In addition, the failure to qualify as a RIC eligible for pass-through tax treatment under the Code on income distributed to stockholders could have a materially adverse effect on the total return, if any, obtainable from an investment in our Securities. See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Securities.

Plan of distribution	We may offer, from time to time, up to $500,000,000 of our common stock, preferred stock, debt securities or rights to purchase shares of our common stock, preferred stock or debt securities on the terms to be determined at the time of the offering. Securities may be offered at prices and on terms described in one or more supplements to this prospectus directly to one or more purchasers, through agents designated from time to time by us, or to or through underwriters or dealers. The supplement to this prospectus relating to the offering will identify any agents or underwriters involved in the sale of our Securities, and will set forth any applicable purchase price, fee and commission or discount arrangement or the basis upon which such amount may be calculated. We may not sell Securities pursuant to this prospectus without delivering a prospectus supplement describing the method and terms of the offering of such Securities. For more information, see “Plan of Distribution.”

Fees and Expenses

The following tables are intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. In these tables, we assume that we have borrowed $200 million under our credit facility, which is the maximum amount available under the credit facility. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you” or “us” or that “we” will pay fees or expenses, the Company will pay such fees and expenses out of our net assets and, consequently, you will indirectly bear such fees or expenses as an investor in the Company. However, you will not be required to deliver any money or otherwise bear personal liability or responsibility for such fees or expenses.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)(1)	5.00%
Offering expenses borne by us (as a percentage of offering price)(2)	0.47%
Dividend reinvestment plan expenses(3)	None
Total stockholder transaction expenses (as a percentage of offering price)(4)	5.47%
Annual expenses (as a percentage of net assets attributable to common stock)*:
Combined base management fee (3.00%)(5) and incentive fees payable under Investment Advisory Agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income) (2.64%)(6)	5.64%
Interest payments on borrowed funds	1.35	%(7)
Other expenses	1.70	%(8)
Total annual expenses	8.69	%(6)(8)

Example

The following table demonstrates the projected dollar amount of cumulative expenses we would pay out of net assets and that you would indirectly bear over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have borrowed all $200 million available under our line of credit, that our annual operating expenses would remain at the levels set forth in the table above and that we would pay the stockholder costs shown in the table above.

	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$118.97	$244.08	$364.73	$647.85

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The income incentive fee under our Investment Advisory Agreement with Prospect Capital Management would be zero at the 5% annual return assumption, as required by the SEC for this table, since no incentive fee is paid until the annual return exceeds 7%. This illustration assumes that we will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors after such expenses, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at NAV, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses. Actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

*	Net assets attributable to our common stock equal net assets (i.e., total assets less liabilities other than liabilities for money borrowed for investment purposes) at December 31, 2008.

(1)	In the event that the Securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the estimated applicable sales load.

(2)	The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the estimated offering expenses borne by us as a percentage of the offering price.

(3)	The expenses of the dividend reinvestment plan are included in “other expenses.”

(4)	The related prospectus supplement will disclose the offering price and the total stockholder transaction expenses as a percentage of the offering price.

(5)	Our base management fee is 2% of our gross assets (which include any amount borrowed, i.e., total assets without deduction for any liabilities). Although no plans are in place to borrow the full amount under our line of credit, assuming that we borrowed $200 million, the 2% management fee of gross assets equals approximately 3.00% of net assets. See “Management — Management Services — Investment Advisory Agreement” and footnote 6 below.

(6)	The incentive fee payable to our Investment Adviser under the Investment Advisory Agreement is based on our performance and will not be paid unless we achieve certain goals. Under the assumption of a 5% return required in the example, no incentive fee would be payable. The incentive fee consists of two parts. The first part, the income incentive fee, which is payable quarterly in arrears, will equal 20% of the excess, if any, of our pre-incentive fee net investment income that exceeds a 1.75% quarterly (7% annualized) hurdle rate, subject to a “catch up” provision measured as of the end of each calendar quarter. In the three months ended March 31, 2009, we paid an incentive fee of $2.93 million (see calculation below). We expect the incentive fees we pay to increase to the extent we earn greater interest and dividend income through our investments in portfolio companies and, to a lesser extent, realize capital gains upon the sale of warrants or other equity investments in our portfolio companies and to decrease if our interest and dividend income and capital gains decrease. The “catch-up” provision requires us to pay 100% of our pre-incentive fee net investment income with respect to that portion of such income, if any, that exceeds the hurdle rate but is less than 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming an annualized hurdle rate of 7%). The catch-up provision is meant to provide Prospect Capital Management with 20% of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming an annualized hurdle rate of 7%). The income incentive fee will be computed and paid on income that may include interest that is accrued but not yet received in cash. If interest income is accrued but never paid, the Board of Directors would decide to write off the accrual in the quarter when the accrual is determined to be uncollectible. The write off would cause a decrease in interest income for the quarter equal to the amount of the prior accrual. The Investment Adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never receive as a result of a default by an entity on the obligation that resulted in the accrual of such income. Our pre-incentive fee net investment income used to calculate the income incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee (see footnote 5 above). The second part of the incentive fee, the capital gains incentive fee, will equal 20% of our realized capital gains, if any, during a particular year computed net of all realized capital losses and unrealized capital depreciation.

Examples of how the incentive fee is calculated are as follows:

Assuming pre-incentive fee net investment income of 0.55%, there would be no income incentive fee because such income would not exceed the hurdle rate of 1.75%.

Assuming pre-incentive fee net investment income of 2%, the income incentive fee would be as follows:

= 100% × (2%−1.75%)

= 0.25%

Assuming pre-incentive fee net investment income of 2.30%, the income incentive fee would be as follows:

= (100% × (“catch−up”: 2.1875%−1.75%)) + (20% × (2.30%−2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%) = 0.4375% + 0.0225% = 0.46%

Assuming net realized capital gains of 6% and realized capital losses and unrealized capital depreciation of 1%, the capital gains incentive fee would be as follows:

= 20% × (6%−1%)

= 20% × 5% = 1%

The following is a calculation of the most recently paid incentive fee paid in March 2009 (for the quarter ended March 31, 2009) (in thousands):

Prior Quarter Net Asset Value	$427,803
Quarterly Hurdle Rate	1.75%

Current Quarter Hurdle	$7,487

125% of the Quarterly Hurdle Rate	2.1875%
125% of the Current Quarter Hurdle	$9,358

Current Quarter Pre Incentive Fee Net Investment Income	$14,650

Incentive Fee — “Catch-Up”	$1,872
Incentive Fee — 20% in excess of 125% of the Current Quarter Hurdle	$1,058

Total Current Quarter Incentive Fee	$2,930

For a more detailed discussion of the calculation of the two-part incentive fee, see “Management — Management Services — Investment Advisory Agreement.”

(7)	The table above assumes that we have borrowed all $200 million available under our line of credit, although no plans are in place to borrow the full amount under our line of credit. The table below shows our estimated annual expenses as a percentage of net assets attributable to common stock, assuming that we did not incur any indebtedness.

Base management fee	2.10%
Incentive fees payable under Investment Advisory Agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income)	2.64%
Interest payments on borrowed funds	None
Other expenses	2.60%
Total annual expenses (estimated)	7.34%

(8)	“Other expenses” is based on our annualized expenses during our quarter ended March 31, 2009 representing all of our estimated recurring operating expenses (except fees and expenses reported in other items of this table) that are deducted from our operating income and reflected as expenses in our Statement of Operations. The estimate of our overhead expenses, including payments under an administration agreement with Prospect Administration, or the Administration Agreement, based on our projected allocable portion of overhead and other expenses incurred by Prospect Administration in performing its obligations under the Administration Agreement. “Other expenses” does not include non-recurring expenses. See “Management — Management Services — Administration Agreement.”

SELECTED CONDENSED FINANCIAL DATA

You should read the condensed financial information below with the Financial Statements and Notes thereto included in this prospectus. Financial information for the twelve months ended June 30, 2008, 2007, 2006 and 2005 and for the period from April 13, 2004 (inception) through June 30, 2004 has been derived from the audited financial statements for that period. Quarterly financial information is derived from unaudited financial data, but in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) that are necessary to present fairly the results of such interim periods. Interim results for the three and six months ended December 31, 2008 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” starting on page 26 for more information.

	For the Year/Period Ended June 30,
	2008	2007	2006	2005	2004(1)
	(In thousands except data relating to shares, per share and number of portfolio companies)

Performance Data:
Interest income	$59,033	$30,084	$13,268	$4,586	$—
Dividend income	12,033	6,153	3,601	3,435	—
Other income	8,336	4,444	—	72	—

Total investment income	79,402	40,681	16,869	8,093	—

Interest and credit facility expenses	(6,318)	(1,903)	(642)	—	—
Investment advisory expense	(20,199)	(11,226)	(3,868)	(1,808)	—
Other expenses	(7,772)	(4,421)	(3,801)	(3,874)	(100)

Total expenses	(34,289)	(17,550)	(8,311)	(5,682)	(100)

Net investment income	45,113	23,131	8,558	2,411	(100)

Realized and unrealized gains (losses)	(17,522)	(6,403)	4,338	6,340	—

Net increase in net assets from operations	$27,591	$16,728	$12,896	$8,751	$(100)

Per Share Data(2):
Net increase in net assets from operations	$1.17	$1.06	$1.83	$1.24	na
Distributions declared per share	$(1.59)	$(1.54)	$(1.12)	$(0.38)	na
Average weighted shares outstanding for
the period	23,626,642	15,724,095	7,056,846	7,055,100	100
Assets and Liabilities Data:
Investments	$497,530	$328,222	$133,969	$55,030	$—
Other assets	44,248	48,280	4,511	48,879	1

Total assets	541,778	376,502	138,480	103,909	1

Amount drawn on credit facility	91,167	—	28,500	—	—
Amount owed to related parties	6,641	4,838	745	77	100
Other liabilities	14,347	71,616	965	865	—

Total liabilities	112,155	76,454	30,210	942	100

Net assets	$429,623	$300,048	$108,270	102,967	$99

Investment Activity Data:
No. of portfolio companies at period end	29 (3)	24 (3)	15	6	—
Acquisitions	$311,947	$167,255	$83,625	$79,018	$—
Sales, repayments, and other disposals	$127,212	$38,407	$9,954	$32,083	$—
Weighted-Average Yield(4)	15.5%	17.1%	17.0%	21.3%	na

(1)	For the period April 13, 2004 (inception) through June 30, 2004.

(2)	Per share data is based on average weighted shares for the period.

(3)	Includes a net profits interest in Charlevoix Energy Trading LLC (“Charlevoix”), remaining after loan was paid.

(4)	Includes dividends from certain equity investments.

	For the Three Months		For the Six Months
	Ended December 31,		Ended December 31,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands except data relating to shares, per share and number of portfolio companies)

Performance Data:
Interest income	$17,241	$14,816	$34,707	$27,648
Dividend income	4,665	2,466	9,388	4,084
Other income	307	1,281	13,827	2,222

Total investment income	22,213	18,563	58,012	33,954

Interest and credit facility expenses	(1,965)	(1,618)	(3,483)	(2,856)
Investment advisory expense	(5,930)	(4,777)	(14,628)	(8,609)
Other expenses	(2,358)	(1,508)	(4,439)	(3,964)

Total expenses	(10,253)	(7,903)	(22,550)	(15,429)

Net investment income	11,960	10,660	35,462	18,525

Realized and unrealized gains (losses)	(5,436)	(14,346)	(14,940)	(13,661)

Net increase in net assets from operations	$6,524	$(3,686)	$20,522	$4,864

Per Share Data(1):
Net increase in net assets from operations	$0.22	$(0.16)	$0.69	$0.23
Distributions declared per share	$(0.40)	$(0.39)	$(0.80)	$(0.78)
Average weighted shares outstanding for the period	29,618,762	23,249,399	29,569,571	21,603,932
Assets and Liabilities Data:
Investments	$555,661	$440,085	$555,661	$440,085
Other assets	32,316	35,144	32,316	35,144

Total assets	587,977	475,229	587,977	475,229

Amount drawn on credit facility	138,667	107,042	138,667	107,042
Amount owed to related parties	6,312	4,842	6,312	4,842
Other liabilities	15,195	17,521	15,195	17,521

Total liabilities	160,174	129,405	160,174	129,405

Net assets	$427,803	$345,824	$427,803	$345,824

Investment Activity Data:
No. of portfolio companies at period end	31 (2)	32 (2)	31 (2)	32 (2)
Acquisitions	$13,564	$120,846	$84,020	$161,240
Sales, repayments, and other disposals	$2,128	$19,223	$13,077	$37,172
Weighted-Average Yield(3)	12.7%	14.9%	13.3%	15.0%

(1)	Per share data is based on average weighted shares for the period.

(2)	Includes a net profits interest in Charlevoix, remaining after loan was paid.

(3)	Includes dividends from certain equity investments.

RISK FACTORS

Investing in our Securities involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before you decide whether to make an investment in our Securities. The risks set forth below are not the only risks we face. If any of the adverse events or conditions described below occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our NAV, and the trading price of our common stock could decline, or the value of our preferred stock, debt securities, warrants may decline, and you may lose all or part of your investment.

Risks Relating To Our Business

Our financial condition and results of operations will depend on our ability to manage our future growth effectively.

Prospect Capital Management has been registered as an investment adviser since March 31, 2004, and we have been organized as a closed-end investment company since April 13, 2004. As such, each entity is subject to the business risks and uncertainties associated with any young business enterprise, including the limited experience in managing or operating a business development company under the 1940 Act. Our ability to achieve our investment objective depends on our ability to grow, which depends, in turn, on our Investment Adviser’s ability to continue to identify, analyze, invest in and monitor companies that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of our Investment Adviser’s structuring of investments, its ability to provide competent, attentive and efficient services to us and our access to financing on acceptable terms. As we grow, Prospect Capital Management will need to continue to hire, train, supervise and manage new employees. Failure to manage our future growth effectively could have a materially adverse effect on our business, financial condition and results of operations.

We are dependent upon Prospect Capital Management’s key management personnel for our future success.

We depend on the diligence, skill and network of business contacts of the senior management of our Investment Adviser. We also depend, to a significant extent, on our Investment Adviser’s access to the investment professionals and the information and deal flow generated by these investment professionals in the course of their investment and portfolio management activities. The senior management team of the Investment Adviser evaluates, negotiates, structures, closes, monitors and services our investments. Our success depends to a significant extent on the continued service of the senior management team, particularly John F. Barry III and M. Grier Eliasek. The departure of any of the senior management team could have a materially adverse effect on our ability to achieve our investment objective. In addition, we can offer no assurance that Prospect Capital Management will remain our investment adviser or that we will continue to have access to its investment professionals or its information and deal flow.

We are a relatively new company with limited operating history.

We were incorporated in April 2004 and have conducted investment operations since July 2004. We are subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that we may not fully achieve our investment objective or be able to obtain sufficient debt financing for our portfolio and that the value of your investment in us could decline substantially or fall to zero. Dividends that we pay prior to being fully invested may be substantially lower than the dividends that we expect to pay when our portfolio is fully invested and levered. If we do not realize yields in excess of our expenses, we may incur operating losses and the market price of our shares may decline.

We operate in a highly competitive market for investment opportunities.

A large number of entities compete with us to make the types of investments that we make in target companies. We compete with other business development companies, public and private funds, commercial and investment banks and commercial financing companies. Additionally, because competition for investment opportunities generally has increased among alternative investment vehicles, such as hedge funds, those entities have begun to invest in areas they have not traditionally invested in, including investments in middle-market companies. As a result of these new entrants, competition for investment opportunities at middle-market companies has intensified, a trend we expect to continue.

Many of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more or fuller relationships with borrowers and sponsors than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company. We cannot assure you that the competitive pressures we face will not have a materially adverse effect on our business, financial condition and results of operations. Also, as a result of existing and increasing competition and our competitors ability to provide a total package solution, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objective.

We do not seek to compete primarily based on the interest rates that we offer, and we believe that some of our competitors make loans with interest rates that are comparable to or lower than the rates we offer. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we match our competitors’ pricing, terms and structure, we may experience decreased net interest income and increased risk of credit loss.

Most of our portfolio investments are recorded at fair value as determined in good faith by our Board of Directors and, as a result, there is uncertainty as to the value of our portfolio investments.

A large percentage of our portfolio investments consist of securities of privately held companies. Hence, market quotations are generally not readily available for determining the fair values of such investments. The determination of fair value, and thus the amount of unrealized losses we may incur in any year, is to a degree subjective, and the Investment Adviser has a conflict of interest in making the determination. We value these securities quarterly at fair value as determined in good faith by our Board of Directors based on input from our Investment Adviser, a third party independent valuation firm and our audit committee. Our Board of Directors utilizes the services of an independent valuation firm to aid it in determining the fair value of any securities. The types of factors that may be considered in determining the fair values of our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow, current market interest rates and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, the valuations may fluctuate significantly over short periods of time due to changes in current market conditions. The determinations of fair value by our Board of Directors may differ materially from the values that would have been used if an active market and market quotations existed for these investments. Our net asset value could be adversely affected if the determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such securities.

Senior securities, including debt, expose us to additional risks, including the typical risks associated with leverage.

We currently use our revolving credit facility to leverage our portfolio and we expect in the future to borrow from and issue senior debt securities to banks and other lenders and may securitize certain of our portfolio investments.

With certain limited exceptions, as a BDC we are only allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, is at least 200% after such borrowing. The amount of leverage that we employ will depend on our Investment Adviser’s and our Board of Directors’ assessment of market conditions and other factors at the time of any proposed borrowing. There is no assurance that a leveraging strategy will be successful. Leverage involves risks and special considerations for stockholders, including:

•	A likelihood of greater volatility in the net asset value and market price of our common stock;

•	Diminished operating flexibility as a result of asset coverage or investment portfolio composition requirements that are more stringent than those imposed by the 1940 Act;

•	The possibility that investments will have to be liquidated at less than full value or at inopportune times to comply with debt covenants or to pay interest or dividends on the leverage;

•	Increased operating expenses due to the cost of leverage, including issuance and servicing costs;

•	Convertible or exchangeable securities issued in the future may have rights, preferences and privileges more favorable than those of our common stock; and

•	Subordination to lenders’ superior claims on our assets as a result of which lenders will be able to receive proceeds available in the case of our liquidation before any proceeds are distributed to our stockholders.

For example, the amount we may borrow under our revolving credit facility is determined, in part, by the fair value of our investments. If the fair value of our investments declines, we may be forced to sell investments at a loss to maintain compliance with our borrowing limits. Other debt facilities we may enter into in the future may contain similar provisions. Any such forced sales would reduce our net asset value and also make it difficult for the net asset value to recover.

Our Investment Adviser and our Board of Directors in their best judgment nevertheless may determine to use leverage if they expect that the benefits to our stockholders of maintaining the leveraged position will outweigh the risks.

Changes in interest rates may affect our cost of capital and net investment income.

A significant portion of the debt investments we make bears interest at fixed rates and the value of these investments could be negatively affected by increases in market interest rates. In addition, as the interest rate on our revolving credit facility is at a variable rate based on an index, an increase in interest rates would make it more expensive to use debt to finance our investments. As a result, a significant increase in market interest rates could both reduce the value of our portfolio investments and increase our cost of capital, which would reduce our net investment income.

We need to raise additional capital to grow because we must distribute most of our income.

We need additional capital to fund growth in our investments. A reduction in the availability of new capital could limit our ability to grow. We must distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to our stockholders to maintain our RIC status. As a result, such earnings are not available to fund investment originations. We have sought additional capital by borrowing from financial institutions and may issue debt securities or additional equity securities. If we fail to obtain funds from such sources or from other sources to fund our investments, we could be limited in our ability to grow, which may have an adverse effect on the value of our common stock. In addition, as a business development company, we are generally required to maintain a ratio of at least 200% of total assets to total borrowings, which may restrict our ability to borrow in certain circumstances.

The lack of liquidity in our investments may adversely affect our business.

We generally make investments in private companies. Substantially all of these securities are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. In addition, we may face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we or our Investment Adviser has material non-public information regarding such portfolio company.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including the interest or dividend rates payable on the debt or equity securities we acquire, the default rate on debt securities, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets, the seasonality of the energy industry, weather patterns, changes in energy prices and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Potential conflicts of interest could impact our investment returns.

Our executive officers and directors, and the executive officers of our Investment Adviser, Prospect Capital Management, may serve as officers, directors or principals of entities that operate in the same or related lines of business as we do or of investment funds managed by our affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in our best interests or those of our stockholders. Nevertheless, it is possible that new investment opportunities that meet our investment objective may come to the attention of one of these entities in connection with another investment advisory client or program, and, if so, such opportunity might not be offered, or otherwise made available, to us. However, as an investment adviser, Prospect Capital Management has a fiduciary obligation to act in the best interests of its clients, including us. To that end, if Prospect Capital Management or its affiliates manage any additional investment vehicles or client accounts in the future, Prospect Capital Management will endeavor to allocate investment opportunities in a fair and equitable manner over time so as not to discriminate unfairly against any client. If Prospect Capital Management chooses to establish another investment fund in the future, when the investment professionals of Prospect Capital Management identify an investment, they will have to choose which investment fund should make the investment.

In the course of our investing activities, under the Investment Advisory Agreement we pay base management and incentive fees to Prospect Capital Management, and reimburse Prospect Capital Management for certain expenses it incurs. As a result of the Investment Advisory Agreement, there may be times when the senior management team of Prospect Capital Management has interests that differ from those of our stockholders, giving rise to a conflict.

Prospect Capital Management receives a quarterly income incentive fee based, in part, on our pre-incentive fee net investment income, if any, for the immediately preceding calendar quarter. This income incentive fee is subject to a fixed quarterly hurdle rate before providing an income incentive fee return to the Investment Adviser. This fixed hurdle rate was determined when then current interest rates were relatively low on a historical basis. Thus, if interest rates rise, it would become easier for our investment income to exceed the hurdle rate and, as a result, more likely that our Investment Adviser will receive an income incentive fee than if interest rates on our investments remained constant or decreased. Subject to the receipt of any requisite stockholder approval under the 1940 Act, our Board of Directors may readjust the hurdle rate by amending the Investment Advisory Agreement.

The income incentive fee payable by us is computed and paid on income that may include interest that has been accrued but not yet received in cash. If a portfolio company defaults on a loan that has a deferred interest feature, it is possible that interest accrued under such loan that has previously been included in the calculation of the income incentive fee will become uncollectible. If this happens, our Investment Adviser is not required to reimburse us for any such income incentive fee payments. If we do not have sufficient liquid assets to pay this incentive fee or distributions to stockholders on such accrued income, we may be required to liquidate assets in order to do so. This fee structure could give rise to a conflict of interest for our Investment Adviser to the extent that it may encourage the Investment Adviser to favor debt financings that provide for deferred interest, rather than current cash payments of interest.

We have entered into a royalty-free license agreement with Prospect Capital Management. Under this agreement, Prospect Capital Management agrees to grant us a non-exclusive license to use the name “Prospect Capital.” Under the license agreement, we have the right to use the “Prospect Capital” name for so long as Prospect Capital Management or one of its affiliates remains our Investment Adviser. In addition, we rent office space from Prospect Administration, an affiliate of Prospect Capital Management, and pay Prospect Administration our allocable portion of overhead and other expenses incurred by Prospect Administration in performing its obligations as Administrator under the Administration Agreement, including rent and our allocable portion of the costs of our chief financial officer and chief compliance officer and their respective staffs. This may create conflicts of interest that our Board of Directors monitors.

Our incentive fee could induce Prospect Capital Management to make speculative investments.

The incentive fee payable by us to Prospect Capital Management may create an incentive for our Investment Adviser to make investments on our behalf that are more speculative or involve more risk than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable is determined (calculated as a percentage of the return on invested capital) may encourage the Investment Adviser to use leverage to increase the return on our investments. Increased use of leverage and this increased risk of replacement of that leverage at maturity, would increase the likelihood of default, which would disfavor holders of our common stock. Similarly, because the Investment Adviser will receive an incentive fee based, in part, upon net capital gains realized on our investments, the Investment Adviser may invest more than would otherwise be appropriate in companies whose securities are likely to yield capital gains, as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

The incentive fee payable by us to Prospect Capital Management could create an incentive for our Investment Adviser to invest on our behalf in instruments, such as zero coupon bonds, that have a deferred interest feature. Under these investments, we would accrue interest income over the life of the investment but would not receive payments in cash on the investment until the end of the term. Our net investment income used to calculate the income incentive fee, however, includes accrued interest. For example, accrued interest, if any, on our investments in zero coupon bonds will be included in the calculation of our incentive fee, even though we will not receive any cash interest payments in respect of payment on the bond until its maturity date. Thus, a portion of this incentive fee would be based on income that we may not have yet received in cash and in the event of default may never receive.

Changes in laws or regulations governing our operations may adversely affect our business.

We and our portfolio companies are subject to regulation by laws at the local, state and U.S. Federal levels. These laws and regulations, as well as their interpretation, may be changed from time to time. Accordingly, changes in these laws or regulations could have a materially adverse effect on our business. For additional information regarding the regulations we are subject to, see “Regulation.”

Risks Relating To Our Operation As A Business Development Company

Our Investment Adviser and its senior management team have limited experience managing a business development company under the 1940 Act.

The 1940 Act imposes numerous constraints on the operations of business development companies. For example, business development companies are, with narrow exceptions, required to invest at least 70% of their total assets in securities of certain privately held, thinly traded or distressed U.S. companies, cash, cash equivalents, U.S. government securities and other high quality debt investments that mature in one year or less. Our Investment Adviser’s and its senior management team’s limited experience in managing a portfolio of assets under such constraints may hinder their ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective. In addition, our investment strategies differ in some ways from those of other investment funds that have been managed in the past by the investment professionals.

A failure on our part to maintain our status as a business development company would significantly reduce our operating flexibility.

If we do not continue to qualify as a business development company, we might be regulated as a registered closed-end investment company under the 1940 Act; our failure to qualify as a BDC would make us subject to additional regulatory requirements, which may significantly decrease our operating flexibility by limiting our ability to employ leverage.

If we fail to qualify as a RIC, we will have to pay corporate-level taxes on our income, and our income available for distribution would be reduced.

To maintain our qualification for U.S. Federal income tax purposes as a RIC under Subchapter M of the Code, and obtain RIC tax treatment, we must meet certain source of income, asset diversification and annual distribution requirements.

The source of income requirement is satisfied if we derive at least 90% of our annual gross income from interest, dividends, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or options thereon or foreign currencies, or other income derived with respect to our business of investing in such stock, securities or currencies, and net income from interests in “qualified publicly traded partnerships,” as defined in the Code.

The annual distribution requirement for a RIC is satisfied if we distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to our stockholders on an annual basis. Because we use debt financing, we are subject to certain asset coverage ratio requirements under the 1940 Act and financial covenants that could, under certain circumstances, restrict us from making distributions necessary to qualify for RIC tax treatment. If we are unable to obtain cash from other sources, we may fail to qualify for RIC tax treatment and, thus, may be subject to corporate-level income tax.

To maintain our qualification as a RIC, we must also meet certain asset diversification requirements at the end of each calendar quarter. Failure to meet these tests may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments are in private companies, any such dispositions could be made at disadvantageous prices and may result in substantial losses.

If we fail to qualify as a RIC for any reason or become subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution, and the actual amount of our distributions. Such a failure would have a materially adverse effect on us and our stockholders. For additional information regarding asset coverage ratio and RIC requirements, see “Regulation — Senior Securities” and “Material U.S. Federal Income Tax Considerations”.

Regulations governing our operation as a business development company affect our ability to raise, and the way in which we raise, additional capital.

We have incurred indebtedness under our revolving credit facility and, in the future, may issue preferred stock and/or borrow additional money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we are permitted, as a BDC, to incur indebtedness or issue senior securities only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test, which could prohibit us from paying dividends and could prohibit us from qualifying as a RIC. If we cannot satisfy this test, we may be required to sell a portion of our investments or sell additional shares of common stock at a time when such sales may be disadvantageous in order to repay a portion of our indebtedness. In addition, issuance of additional common stock could dilute the percentage ownership of our current stockholders in us.

As a BDC regulated under provisions of the 1940 Act, we are not generally able to issue and sell our common stock at a price below the current net asset value per share. If our common stock trades at a discount to net asset value, this restriction could adversely affect our ability to raise capital. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current net asset value of our common stock in certain circumstances, including if (1) the holders of a majority of our shares (or, if less, at least 67% of a quorum consisting of a majority of our shares) and a similar majority of the holders of our shares who are not affiliated persons of us approve the sale of our common stock at a price that is less than the current net asset value, and (2) a majority of our Directors who have no financial interest in the transaction and a majority of our independent Directors (a) determine that such sale is in our and our stockholders’ best interests and (b) in consultation with any underwriter or underwriters of the offering, make a good faith determination as of a time either immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares, or immediately prior to the issuance of such shares, that the price at which such shares are to be sold is not less than a price which closely approximates the market value of such shares, less any distributing commission or discount.

To generate cash for funding new investments, we pledged a substantial portion of our portfolio investments under our revolving credit facility. These assets are not available to secure other sources of funding or for securitization. Our ability to obtain additional secured or unsecured financing on attractive terms in the future is uncertain.

Alternatively, we may securitize our future loans to generate cash for funding new investments. To securitize loans, we may create a wholly owned subsidiary and contribute a pool of loans to such subsidiary. This could include the sale of interests in the loans by the subsidiary on a non-recourse basis to purchasers who we would expect to be willing to accept a lower interest rate to invest in investment grade loan pools. We would retain a portion of the equity in the securitized pool of loans. An inability to successfully securitize our loan portfolio could limit our ability to grow our business and fully execute our business strategy, and could decrease our earnings, if any. Moreover, the successful securitization of our loan portfolio exposes us to a risk of loss for the equity we retain in the securitized pool of loans and might expose us to losses because the residual loans in which we do not sell interests may tend to be those that are riskier and more likely to generate losses. A successful securitization may also impose financial and operating covenants that restrict our business activities and may include limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC under Subchapter M of the Code. The 1940 Act may also impose restrictions on the structure of any securitizations.

Our common stock may trade at a discount to our net asset value per share.

Common stock of BDCs, like that of closed-end investment companies, frequently trades at a discount to current net asset value. Recently, our common stock has traded at a discount to our net asset value, adversely affecting our ability to raise capital. The risk that our common stock may continue to trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline.

If we sell common stock at a discount to our net asset value per share, stockholders who do not participate in such sale will experience immediate dilution in an amount that may be material.

At our annual meeting of stockholders held on February 12, 2009, our stockholders approved our ability to sell an unlimited number of shares of our common stock at any level of discount from net asset value per share during the 12 month period following such approval in accordance with the exception described above in “— Regulations governing our operation as a business development company affect our ability to raise, and the way in which we raise, additional capital.” The issuance or sale by us of shares of our common stock at a discount to net asset value poses a risk of dilution to our stockholders. In particular, stockholders who do not purchase additional shares at or below the discounted price in proportion to their current ownership will experience an immediate decrease in net asset value per share (as well as in the aggregate net asset value of their shares if they do not participate at all). These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we experience in our assets, potential earning power and voting interests from such issuance or sale. They may also experience a reduction in the market price of our common stock. For additional information and hypothetical examples of these risks, see “Sales of Common Stock Below Net Asset Value” and the prospectus supplement pursuant to which such sale is made.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. Federal income tax purposes, we include in income certain amounts that we have not yet received in cash, such as original issue discount, which may arise if we receive warrants in connection with the making of a loan or possibly in other circumstances, or payment-in-kind interest, which represents contractual interest added to the loan balance and due at the end of the loan term. Such original issue discount, which could be significant relative to our overall investment activities, or increases in loan balances as a result of payment-in-kind arrangements, are included in our taxable income before we receive any corresponding cash payments. We also may be required to include in taxable income certain other amounts that we do not receive in cash. While we focus primarily on investments that will generate a current cash return, our investment portfolio currently includes, and we may continue to invest in, securities that do not pay some or all of their return in periodic current cash distributions.

The income incentive fee payable by us is computed and paid on income that may include interest that has been accrued but not yet received in cash. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the income incentive fee will become uncollectible.

Since in some cases we may recognize taxable income before or without receiving cash representing such income, we may have difficulty meeting the tax requirement to distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to maintain RIC tax treatment. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If we are not able to obtain cash from other sources, we may fail to qualify for RIC treatment and thus become subject to corporate-level income tax. See “Regulation — Senior Securities” and “Material U.S. Federal Income Tax Considerations”.

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our independent directors. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities is our affiliate for purposes of the 1940 Act and we are generally prohibited from buying or selling any security or other property from or to such affiliate, absent the prior approval of our independent directors. The 1940 Act also prohibits “joint” transactions with an affiliate, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our independent directors. We are prohibited from buying or selling any security or other property from or to our Investment Adviser and its affiliates and persons with whom we are in a control relationship, or entering into joint transactions with any such person, absent the prior approval of the SEC.

Risks Relating To Our Investments

We may not realize gains or income from our investments.

We seek to generate both current income and capital appreciation. However, the securities we invest in may not appreciate and, in fact, may decline in value, and the issuers of debt securities we invest in may default on interest and/or principal payments. Accordingly, we may not be able to realize gains from our investments, and any gains that we do realize may not be sufficient to offset any losses we experience. See “Business — Our Investment Objective and Policies”.

Our portfolio is concentrated in a limited number of portfolio companies in the energy industry, which subject us to a risk of significant loss if any of these companies defaults on its obligations under any of the securities that we hold or if the energy industry experiences a downturn.

As of December 31, 2008, we had invested in a number of companies in the energy and energy related industries. A consequence of this lack of diversification is that the aggregate returns we realize may be significantly and adversely affected if a small number of such investments perform poorly or if we need to write down the value of any one investment. Beyond our income tax diversification requirements, we do not have fixed guidelines for diversification, and our investments are concentrated in relatively few portfolio companies. In addition, to date we have concentrated on making investments in the energy industry. While we expect to be less focused on the energy and energy related industries in the future, we anticipate that we will continue to have significant holdings in the energy and energy related industries. As a result, a downturn in the energy industry could materially and adversely affect us.

The energy industry is subject to many risks.

We have a significant concentration in the energy industry. Our definition of energy, as used in the context of the energy industry, is broad, and different sectors in the energy industry may be subject to variable risks and economic pressures. As a result, it is difficult to anticipate the impact of changing economic and political conditions on our portfolio companies and, as a result, our financial results. The revenues, income (or losses) and valuations of energy companies can fluctuate suddenly and dramatically due to any one or more of the following factors:

•	Commodity Pricing Risk. Energy companies in general are directly affected by energy commodity prices, such as the market prices of crude oil, natural gas and wholesale electricity, especially for those that own the underlying energy commodity. In addition, the volatility of commodity prices can affect other energy companies due to the impact of prices on the volume of commodities transported, processed, stored or distributed and on the cost of fuel for power generation companies. The volatility of commodity prices can also affect energy companies’ ability to access the capital markets in light of market perception that their performance may be directly tied to commodity prices. Historically, energy commodity prices have been cyclical and exhibited significant volatility. Although we generally prefer risk controls, including appropriate commodity and other hedges, by certain of our portfolio companies, if available, some of our portfolio companies may not engage in hedging transactions to minimize their exposure to commodity price risk. For those companies that engage in such hedging transactions, they remain subject to market risks, including market liquidity and counterparty creditworthiness. In addition, such companies may also still have exposure to market prices if such companies do not produce volumes or other contractual obligations in accordance with such hedging contracts.

•	Regulatory Risk. The profitability of energy companies could be adversely affected by changes in the regulatory environment. The businesses of energy companies are heavily regulated by U.S. Federal, state and local governments in diverse ways, such as the way in which energy assets are constructed, maintained and operated and the prices energy companies may charge for their products and services. Such regulation can change over time in scope and intensity. For example, a particular by-product of an energy process may be declared hazardous by a regulatory agency, which can unexpectedly increase production costs. Moreover, many state and U.S. Federal environmental laws provide for civil penalties as well as regulatory remediation, thus adding to the potential liability an energy company may face. In addition, the deregulation of energy markets and the unresolved regulatory issues related to some power markets such as California create uncertainty in the regulatory environment as rules and regulations may be adopted on a transitional basis. We cannot assure you that the deregulation of energy markets will continue and if it continues, whether its impact on energy companies’ profitability will be positive.

•	Production Risk. The profitability of energy companies may be materially impacted by the volume of crude oil, natural gas or other energy commodities available for transporting, processing, storing, distributing or power generation. A significant decrease in the production of natural gas, crude oil, coal or other energy commodities, due to the decline of production from existing facilities, import supply disruption, depressed commodity prices, political events, Organization of Petroleum Exporting Countries actions or otherwise, could reduce revenue and operating income or increase operating costs of energy companies and, therefore, their ability to pay debt or dividends.

•	Demand Risk. A sustained decline in demand for crude oil, natural gas, refined petroleum products and electricity could materially affect revenues and cash flows of energy companies. Factors that could lead to a decrease in market demand include a recession or other adverse economic conditions, an increase in the market price of the underlying commodity, higher taxes or other regulatory actions that increase costs, or a shift in consumer demand for such products.

•	Depletion and Exploration Risk. A portion of any one energy company’s assets may be dedicated to natural gas, crude oil and/or coal reserves and other commodities that naturally deplete over time. Depletion could have a materially adverse impact on such company’s ability to maintain its revenue. Further, estimates of energy reserves may not be accurate and, even if accurate, reserves may not be fully utilized at reasonable costs. Exploration of energy resources, especially of oil and gas, is inherently risky and requires large amounts of capital.

•	Weather Risk. Unseasonable extreme weather patterns could result in significant volatility in demand for energy and power. In addition, hurricanes, storms, tornados, floods, rain, and other significant weather events could disrupt supply and other operations at our portfolio companies as well as customers or suppliers to such companies. This volatility may create fluctuations in earnings of energy companies.

•	Operational Risk. Energy companies are subject to various operational risks, such as failed drilling or well development, unscheduled outages, underestimated cost projections, unanticipated operation and maintenance expenses, failure to obtain the necessary permits to operate and failure of third-party contractors (for example, energy producers and shippers) to perform their contractual obligations. In addition, energy companies employ a variety of means of increasing cash flow, including increasing utilization of existing facilities, expanding operations through new construction, expanding operations through acquisitions, or securing additional long-term contracts. Thus, some energy companies may be subject to construction risk, acquisition risk or other risk factors arising from their specific business strategies.

•	Competition Risk. The progress in deregulating energy markets has created more competition in the energy industry. This competition is reflected in risks associated with marketing and selling energy in the evolving energy market and a competitor’s development of a lower-cost energy or power source, or of a lower cost means of operations, and other risks arising from competition.

•	Valuation Risk. Since mid-2001, excess power generation capacity in certain regions of the United States has caused substantial decreases in the market capitalization of many energy companies. While such prices have recovered to some extent, we can offer no assurance that such decreases in market capitalization will not recur, or that any future decreases in energy company valuations will be insubstantial or temporary in nature.

•	Terrorism Risk. Since the September 11th attacks, the U.S. government has issued public warnings indicating that energy assets, specifically those related to pipeline infrastructure, production facilities and transmission and distribution facilities, might be specific targets of terrorist activity. The continued threat of terrorism and related military activity will likely increase volatility for prices of natural gas and oil and could affect the market for products and services of energy companies. In addition, any future terrorist attack or armed conflict in the United States or elsewhere may undermine economic conditions in the United States in general.

•	Financing Risk. Some of our portfolio companies rely on the capital markets to raise money to pay their existing obligations. Their ability to access the capital markets on attractive terms or at all may be affected by any of the risks associated with energy companies described above, by general economic and market conditions or by other factors. This may in turn affect their ability to satisfy their obligations with us.

Our investments in prospective portfolio companies may be risky and we could lose all or part of our investment.

Some of our portfolio companies have relatively short or no operating histories. These companies are and will be subject to all of the business risk and uncertainties associated with any new business enterprise, including the risk that these companies may not reach their investment objective and the value of our investment in them may decline substantially or fall to zero.

In addition, investment in the middle market companies that we are targeting involves a number of other significant risks, including:

•	these companies may have limited financial resources and may be unable to meet their obligations under their securities that we hold, which may be accompanied by a deterioration in the value of their securities or of any collateral with respect to any securities and a reduction in the likelihood of our realizing on any guarantees we may have obtained in connection with our investment;

•	they may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

•	because many of these companies are privately held companies, public information is generally not available about these companies. As a result, we will depend on the ability of our Investment Adviser to obtain adequate information to evaluate these companies in making investment decisions. If our Investment Adviser is unable to uncover all material information about these companies, it may not make a fully informed investment decision, and we may lose money on our investments;

•	they are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a materially adverse impact on our portfolio company and, in turn, on us;

•	they may have less predictable operating results, may from time to time be parties to litigation, may be engaged in changing businesses with products subject to a risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and

•	they may have difficulty accessing the capital markets to meet future capital needs.

In addition, our executive officers, directors and our Investment Adviser could, in the ordinary course of business, be named as defendants in litigation arising from proposed investments or from our investments in the portfolio companies.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

The U.S. and most other economies have entered a recessionary period, which may be prolonged and severe. Our portfolio companies will generally be affected by the conditions and overall strength of the national, regional and local economies, including interest rate fluctuations, changes in the capital markets and changes in the prices of their primary commodities and products. These factors also impact the amount of residential, industrial and commercial growth in the energy industry. Additionally, these factors could adversely impact the customer base and customer collections of our portfolio companies.

As a result, many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our loans or meet other obligations during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease, during these periods. Adverse economic conditions also may decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, if one of our portfolio companies were to go bankrupt, even though we may have structured our interest as senior debt or preferred equity, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might re-characterize our debt or equity holding and subordinate all or a portion of our claim to those of other creditors.

The lack of liquidity in our investments may adversely affect our business.

We make investments in private companies. A portion of these investments may be subject to legal and other restrictions on resale, transfer, pledge or other disposition or will otherwise be less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. In addition, we face other restrictions on our ability to liquidate an investment in a business entity to the extent that we or our investment adviser has or could be deemed to have material non-public information regarding such business entity.

We may have limited access to information about privately held companies in which we invest.

We invest primarily in privately-held companies. Generally, little public information exists about these companies, and we are required to rely on the ability of our Investment Adviser’s investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. These companies and their financial information are not subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investment.

We may not be in a position to control a portfolio investment when we are a debt or minority equity investor and its management may make decisions that could decrease the value of our investment.

We make both debt and minority equity investments in portfolio companies. As a result, we are subject to the risk that a portfolio company may make business decisions with which we disagree, and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

Our portfolio companies may incur debt or issue equity securities that rank equally with, or senior to, our investments in such companies.

We may invest in mezzanine debt and dividend-paying equity securities issued by our portfolio companies. Our portfolio companies usually have, or may be permitted to incur, other debt, or issue other equity securities, that rank equally with, or senior to, the securities in which we invest. By their terms, such instruments may provide that the holders are entitled to receive payment of dividends, interest or principal on or before the dates on which we are entitled to receive payments in respect of the securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of securities ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying the senior security holders, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of securities ranking equally with securities in which we invest, we would have to share on an equal basis any distributions with other security holders in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

We may not be able to fully realize the value of the collateral securing our debt investments.

Although a substantial amount of our debt investments are protected by holding security interests in the assets of the portfolio companies, we may not be able to fully realize the value of the collateral securing our investments due to one or more of the following factors:

•	our debt investments are primarily made in the form of mezzanine loans, therefore our liens on the collateral, if any, are subordinated to those of the senior secured debt of the portfolio companies, if any. As a result, we may not be able to control remedies with respect to the collateral;

•	the collateral may not be valuable enough to satisfy all of the obligations under our secured loan, particularly after giving effect to the repayment of secured debt of the portfolio company that ranks senior to our loan;

•	bankruptcy laws may limit our ability to realize value from the collateral and may delay the realization process;

•	our rights in the collateral may be adversely affected by the failure to perfect security interests in the collateral;

•	the need to obtain regulatory and contractual consents could impair or impede how effectively the collateral would be liquidated and could affect the value received; and

•	some or all of the collateral may be illiquid and may have no readily ascertainable market value. The liquidity and value of the collateral could be impaired as a result of changing economic conditions, competition, and other factors, including the availability of suitable buyers.

Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

Our investment strategy contemplates potential investments in securities of foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.

Although currently most of our investments are, and we expect that most of our investments will be, U.S. dollar-denominated, our investments that are denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments.

We may expose ourselves to risks if we engage in hedging transactions.

We may employ hedging techniques to minimize certain investment risks, such as fluctuations in interest and currency exchange rates, but we can offer no assurance that such strategies will be effective. If we engage in hedging transactions, we may expose ourselves to risks associated with such transactions. We may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the portfolio positions should increase.

Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

The success of our hedging transactions depends on our ability to correctly predict movements, currencies and interest rates. Therefore, while we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. The degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies.

Our Board of Directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse to us and could impair the value of our stockholders’ investment.

Our Board of Directors has the authority to modify or waive our current operating policies and our strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, financial condition, and value of our common stock. However, the effects might be adverse, which could negatively impact our ability to pay dividends and cause stockholders to lose all or part of their investment.

Risks Relating To Our Securities

Investing in our securities may involve a high degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be speculative and aggressive, and therefore, an investment in our shares may not be suitable for someone with low risk tolerance.

The market price of our securities may fluctuate significantly.

The market price and liquidity of the market for our securities may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•	significant volatility in the market price and trading volume of securities of business development companies or other companies in the energy industry, which are not necessarily related to the operating performance of these companies;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or business development companies;

•	loss of RIC qualification;

•	changes in earnings or variations in operating results;

•	changes in the value of our portfolio of investments;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

•	departure of one or more of Prospect Capital Management’s key personnel;

•	operating performance of companies comparable to us;

•	changes in prevailing interest rates;

•	litigation matters;

•	general economic trends and other external factors; and

•	loss of a major funding source.

Sales of substantial amounts of our securities in the public market may have an adverse effect on the market price of our securities.

As of March 17, 2009, we have 29,786,128 shares of common stock outstanding. Sales of substantial amounts of our securities or the availability of such securities for sale could adversely affect the prevailing market price for our securities. If this occurs and continues it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

There is a risk that you may not receive dividends or that our dividends may not grow over time.

We have made and intend to continue to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results or maintain a tax status that will allow or require any specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to us as a business development company, we may be limited in our ability to make distributions.

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

Our charter and bylaws and the Maryland General Corporation Law contain provisions that may have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for our stockholders or otherwise be in their best interest. These provisions may prevent you from being able to sell shares of our common stock at a premium over the current of prevailing market prices.

Our charter provides for the classification of our Board of Directors into three classes of directors, serving staggered three-year terms, which may render a change of control or removal of our incumbent management more difficult. Furthermore, any and all vacancies on our Board of Directors will be filled generally only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term until a successor is elected and qualifies.

Our Board of Directors is authorized to create and issue new series of shares, to classify or reclassify any unissued shares of stock into one or more classes or series, including preferred stock and, without stockholder approval, to amend our charter to increase or decrease the number of shares of common stock that we have authority to issue, which could have the effect of diluting a stockholder’s ownership interest. Prior to the issuance of shares of common stock of each class or series, including any reclassified series, our Board of Directors is required by our governing documents to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of shares of stock.

Our charter and bylaws also provide that our Board of Directors has the exclusive power to adopt, alter or repeal any provision of our bylaws, and to make new bylaws. The Maryland General Corporation Law also contains certain provisions that may limit the ability of a third party to acquire control of us, such as:

•	The Maryland Business Combination Act, which, subject to certain limitations, prohibits certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of the common stock or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder and, thereafter, imposes special minimum price provisions and special stockholder voting requirements on these combinations; and

•	The Maryland Control Share Acquisition Act, which provides that “control shares” of a Maryland corporation (defined as shares of common stock which, when aggregated with other shares of common stock controlled by the stockholder, entitles the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares of common stock.

The provisions of the Maryland Business Combination Act will not apply, however, if our Board of Directors adopts a resolution that any business combination between us and any other person will be exempt from the provisions of the Maryland Business Combination Act. Although our Board of Directors has adopted such a resolution, there can be no assurance that this resolution will not be altered or repealed in whole or in part at any time. If the resolution is altered or repealed, the provisions of the Maryland Business Combination Act may discourage others from trying to acquire control of us.

As permitted by Maryland law, our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions by any person of our common stock. Although our bylaws include such a provision, such a provision may also be amended or eliminated by our Board of Directors at any time in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

(All figures in this item are in thousands except per share and other data)

The following discussion should be read in conjunction with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under “Risk Factors” and “Forward-Looking Statements” appearing elsewhere herein.

Overview

Introduction

We are a financial services company that primarily lends and invests in middle market, privately-held companies. We are a closed-end investment company that has filed an election to be treated as a business development company under the 1940 Act. We invest primarily in senior and subordinated debt and equity of companies in need of capital for acquisitions, divestitures, growth, development, project financing and recapitalization. We work with the management teams or financial sponsors to seek investments with historical cash flows, asset collateral or contracted pro-forma cash flows.

We seek to be a long-term investor with our portfolio companies. To date we have invested primarily in industries related to the industrial/energy economy. However, we continue to widen our strategy focus in other sectors of the economy to diversify our portfolio holdings.

Market Conditions

After a robust global debt market during the earlier part of 2007, beginning in June 2007, signs of strain emerged as fears of increasing defaults in the subprime mortgage lending market caused a broader loss of investor confidence beyond the subprime mortgage lending market and into the corporate leveraged loan and high-yield debt markets. Collateralized Loan Obligations, or CLOs, and hedge funds, in particular, have been a driving force in the excess liquidity that existed in the debt capital markets. The loss of investor confidence in many of these highly-leveraged investment vehicles has significantly constrained the market for new CLO issuances, a consequence of limited relevance to our business historically.

Since June 2007, there has been a significant reduction in liquidity in the corporate debt capital markets and transactions in the high-yield and leveraged loan markets have recently been cancelled, postponed, or restructured, enhancing opportunities for us going forward. The extra supply and meaningfully less demand has shifted the dynamics between buyers and sellers and caused several hundred billion dollars of corporate loans and bridge loan commitments to remain on the balance sheets of financial institutions and remain undistributed. We believe that, as of today, this reduction in liquidity has caused increased market volatility in the secondary prices of existing leveraged loans and high yield bonds, driving many leveraged loan and bond market quotes to below the primary market offer price without necessarily reflecting a deterioration, if any, in underlying fundamental performance of many of these issuers. If we were to enter into these markets in a meaningful way, we would be able to lend money at higher rates of interest and would be able to purchase loans at greater discounts than prior to the occurrence of these events. We also expect that greater structural protection that lenders require for new loans, such as lower overall financial leverage and maintenance financial covenants, will increase the opportunities for us to invest since we have generally decided not to invest in highly leveraged or “covenant light” credit facilities. In turn, these events also could increase our cost or availability of financing.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ materially. In addition to the discussion below, our critical accounting policies are further described in the notes to the financial statements.

Basis of Consolidation

Under the 1940 Act rules, the regulations pursuant to Article 6 of Regulation S-X, and the American Institute of Certified Public Accountants’ Audit and Accounting Guide for Investment Companies, we are precluded from consolidating any entity other than another investment company or an operating company which provides substantially all of its services and benefits to us. Our June 30, 2008 and June 30, 2007 financial statements include our accounts and the accounts of Prospect Capital Funding, LLC, our only wholly-owned, closely-managed subsidiary that is also an investment company. All intercompany balances and transactions have been eliminated in consolidation.

Investment Classification

We are a non-diversified company within the meaning of the 1940 Act. We classify our investments by level of control. As defined in the 1940 Act, control investments are those where there is the ability or power to exercise a controlling influence over the management or policies of a company. Control is generally presumed to exist when a company or individual possesses beneficial ownership of 25% or more of the voting securities of an investee company. Affiliated investments and affiliated companies are defined by a lesser degree of influence and are deemed to exist through possession of beneficial ownership of 5% or more of the outstanding voting securities of another person.

Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains or losses related to that instrument. Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument. Specifically, we record all security transactions on a trade date basis. Investments in other, non-security financial instruments are recorded on the basis of subscription date or redemption date, as applicable. Amounts for investments recognized or derecognized but not yet settled are reported as Receivables for investments sold and Payables for investments purchased, respectively, in the Consolidated Statements of Assets and Liabilities.

Investment Valuation

Our Board of Directors has established procedures for the valuation of our investment portfolio. These procedures are detailed below.

Investments for which market quotations are readily available are valued at such market quotations.

Short-term investments that mature in 60 days or less and are viewed as creditworthy, such as U.S. Treasury Bills, are valued at amortized cost, which approximates fair value. The amortized cost method involves recording a security at its cost (i.e., principal amount plus any premium and less any discount) on the date of purchase and thereafter amortizing/ accreting that difference between the principal amount due at maturity and cost assuming a constant yield to maturity as determined at the time of purchase. Short-term securities that mature in more than 60 days are valued at current market quotations by an independent pricing service or at the mean between the bid and ask prices obtained from at least two brokers or dealers (if available, or otherwise by a principal market maker or a primary market dealer). Investments in money market mutual funds are valued at their net asset value as of the close of business on the day of valuation.

For most of our investments, market quotations are not available. With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Board of Directors has approved a multi-step valuation process each quarter, as described below:

1) Each portfolio company or investment is reviewed by our investment professionals with the independent valuation firm;

2) the independent valuation firm engaged by our Board of Directors conducts independent appraisals and makes their own independent assessment;

3) the audit committee of our Board of Directors reviews and discusses the preliminary valuation of our Investment Adviser and that of the independent valuation firm; and

4) the Board of Directors discusses the valuations and determines the fair value of each investment in our portfolio in good faith based on the input of our Investment Adviser, the independent valuation firm and the audit committee.

Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present value amount (discounted) calculated based on an appropriate discounts rate. The measurement is based on the net present value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, the principal market and enterprise values, among other factors.

In September, 2006, the Financial Accounting Standards Board, or FASB, issued a new pronouncement addressing fair value measurements. Statement of Financial Accounting Standards Number 157, “Fair Value Measurements”, or FAS 157. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 becomes effective for fiscal years beginning after November 15, 2007; therefore, its first applicability to the Company will be for the Company’s upcoming fiscal year beginning July 1, 2008. We do not believe that the adoption of FAS 157 will materially impact the amounts reported in our financial statements, however, additional disclosures will be required about the inputs used to develop the measurements and the effect of certain of the measurements reported to changes in net assets for a fiscal period.

Revenue Recognition

Realized gains or losses on the sale of investments are calculated using the specific identification method.

Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Origination, closing and/or commitment fees associated with investments in portfolio companies are accreted into interest income over the respective terms of the applicable loans. Upon the prepayment of a loan or debt security, any prepayment penalties and unamortized loan origination, closing and commitment fees are recorded as interest income.

Dividend income is recorded on the ex-dividend date.

Structuring fees and similar fees are recognized as income as earned, usually when paid. Structuring fees, excess deal deposits, net profits interests and overriding royalty interest are included in other income.

Loans are placed on non-accrual status when principal or interest payments are past due 90 days or more or when there is reasonable doubt that principal or interest will be collected. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are restored to accrual status when past due principal and interest is paid and in management’s judgment, are likely to remain current. As of June 30, 2008, approximately 0.9% of our net assets are in non-accrual status.

Statement of Assets and Liabilities Overview

During the fiscal year ended June 30, 2008, net assets increased by $129,575, from $300,048 to $429,623. This increase resulted from the issuance of new shares of our common stock (less offering costs) in the amount of $138,744, dividend reinvestments of $2,753, and another $27,591 from operations. These increases, in turn, were offset by $39,513 in dividend distributions to our stockholders. The $27,591 increase in net assets resulting from operations is net of the following: Net investment income of $45,113, realized loss on investments of $16,222, and a net decrease in net assets due to changes in unrealized appreciation/depreciation of investments of $1,300. The realized losses were mainly due to the sale of Central Illinois Energy, LLC, or CIE, and Advantage Oilfield Group Ltd., or AOG. The net unrealized depreciation was driven by significant write-downs in our investments in, Integrated, WEPI, and our coal holdings (Whymore, Genesis, North Fork Collieries LLC, or North Fork, and Unity Virginia Holdings LLC, or Unity — now consolidated into Yatesville), which, in turn, were almost offset by write-ups for our investments in GSHI, and by the disposition of previously written-down investments in AOG and in ESA.

The aggregate value of our portfolio investments was $497,530 and $328,222 as of June 30, 2008 and June 30, 2007, respectively. During the fiscal year ended June 30, 2008, our net cost of investments increased by $170,608, or 51.6%, as we invested in 15 new and follow-on investments while we sold three investments and we received repayment on five other investments.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ.

Investment Activity

During the year ended June 30, 2008, we completed 15 new investments and several follow-on investments in existing portfolio companies, totaling approximately $311,947. The more significant of these investments are described briefly in the following:

On July 31, 2007, we provided $15,000 growth financing to Wind River, a privately-held oil and gas production business based in Salt Lake City, Utah. The investment was in the form of senior secured notes with a net profits interest.

On August 8, 2007, we provided $6,000 growth and recapitalization financing to Deep Down, a deepwater drilling services and manufacturing provider based in Houston, Texas. The investment was in the form of senior secured notes and warrants.

On August 28, 2007, we provided $9,200 growth and recapitalization financing to Diamondback, an oil and gas production company based in Tulsa, Oklahoma. The investment was in the form of senior secured notes with a net profits interest.

On October 9, 2007, we made a second lien debt investment of $9,750 in Resco Products, Inc., a leading designer and manufacturer of refractory materials based in Pittsburgh, Pennsylvania.

On October 17, 2007, we made a $3,000 follow-on secured debt investment in NRG, in support of NRG’s acquisition of Dynafab Corporation, or Dynafab. Dynafab is a manufacturer of a range of metal structures and vessels for use in the oil and gas and transportation industries, including fuel tanks for on-road and off-road vehicles as well as various drilling rig components.

On October 19, 2007, we made a second lien debt investment of approximately $5,000 in a leading provider of outsourced technical services based in Pennsylvania. The Company’s investment is supporting the acquisition of this service provider by HM Capital Partners, L.P., or HM, a $1.6 billion private equity fund based in Dallas, Texas. HM’s investment professionals previously were principals with Hicks, Muse, Tate & Furst, Inc.

On November 1, 2007, we made a second lien secured debt investment, as well as a small equity co-investment, aggregating approximately $13,750 in Maverick Healthcare Group, L.L.C. (d/b/a Preferred Homecare) a leading comprehensive home healthcare services provider based in Mesa, Arizona.

On November 5, 2007, we invested approximately $18,000 in second lien secured financing in Shearer’s, a snack food manufacturer based in Brewster, Ohio, with Winston Partners as the private equity financial sponsor.

On November 9, 2007, we made a second lien debt investment of $12,000 in Qualitest, and its affiliates, a leading manufacturer and distributor of generic pharmaceuticals based in Huntsville, Alabama.

On November 14, 2007, we entered into an agreement to invest in a second lien secured debt from Deb Shops of $15,000. This transaction was consummated on December 10, 2007. Deb Shops is a leading specialty apparel retailer based in Philadelphia, Pennsylvania.

On November 21, 2007, we provided combined debt financing of $25,386 to IEC and ARS, two related oilfield service companies based in Houston, Texas. This investment took the form of two separate senior secured instruments with cross-collateralized guarantees and a NPI in each company.

On February 11, 2008, we made a $5,121 senior secured loan to North Fork, a Kentucky-based mining and coal production company. We also have a controlling equity interest in North Fork.

On March 5, 2008, we made an additional secured Term C debt investment of approximately $6,500 in Unitek Acquisition, Inc., or Unitek, a leading provider of outsourced technical services based in Blue Bell, Pennsylvania. We have now extended in the aggregate $11,500 of debt capital to Unitek.

On March 14, 2008, we provided debt financing of $14,500 to support the acquisition of American Gilsonite Company, or AGC by a private equity firm based in New York. AGC is a specialty mineral company with operations based in Bonanza, Utah. Furthermore, we made an additional $1,000 investment in the equity of AGC.

On April 3, 2008, we provided $39,800 of first and second lien debt and equity for the recapitalization of Ajax, a custom forger of seamless rolled steel rings located in York, South Carolina. Our debt is secured by a first lien on inventory, machinery, and certain other assets of Ajax. The equity interest purchased in Ajax is controlling in nature and was made alongside equity co-investments by Ajax’s senior managers.

On April 30, 2008, we provided debt financing of $20,000 to support the acquisition by Peerless, headquartered in Dallas, Texas, of Nitram. Peerless is a leading designer, manufacturer, and marketer of industrial environmental separation and filtration systems while Nitram focuses on separation, heat transfer, pulsation dampening, and industrial silencing products. Peerless and Nitram serve a diversified, global list of customers in industries such as oil and gas production, gas pipelines, chemical and petrochemical processing, and power generation.

For the year ended June 30, 2008, we closed-out seven positions which are briefly described below.

On August 16, 2007, Arctic completely paid its loan with an additional prepayment penalty of $461 for the loan. Including the prepayment premium, we realized a 20% cash internal rate of return on this investment, representing 1.25 times cash on cash (not including the equity investments that the Company continues to hold). On April 30, 2008, we fully exited out of our investment in Arctic through the sale of our equity interest in Arctic for approximately $3,400.

On December 5, 2007, we received $5,099 from the sale of our debt investment in CIE, an ethanol project.

On December 28, 2007 and December 31, 2007, we entered into two agreements which monetized our investment in AOG. These transactions generated aggregate proceeds of $3,939 for us.

On February 20, 2008, Ken-Tex Energy Corp., or Ken-Tex, repaid the $10,800 debt that it owed us. As part of the transaction, we also sold back our NPI and overriding royalty interest, ORRI, in Ken-Tex. In addition to the debt repayment, this transaction generated $3,300 in the form of a prepayment penalty and the sale of the NPI and ORRI.

On March 5, 2008, we closed out our position of common shares of Evolution Petroleum Corp. , or Evolution, at a gain of $486.

On March 31, 2008, TLOGH, L.P. repaid the $15,500 debt that it owed to us.

On June 6, 2008, Deep Down repaid the $12,000 debt that it owed us. We realized an approximately 29% cash-on-cash internal rate of return, or IRR on the Deep Down investment, representing a 1.2 times cash-on-cash multiple, from a prepayment premium of approximately $450, upfront fees, and interest. At June 30, 2008, we own a warrant to purchase approximately 5.0 million shares of Deep Down common stock at an exercise price of $0.507 per share. On July 3, 2008, we exercised our warrant on a cashless basis entitling us to 2,618,129 common shares. On August 1, 2008, we sold all the shares acquired receiving $1,649 of net proceeds.

The following is a quarter-by-quarter summary of our investment activity:

Quarter-End	Acquisitions(1)	Dispositions(2)

June 30, 2008	$118,913	$61,148
March 31, 2008	31,794	28,891
December 31, 2007	120,846	19,223
September 30, 2007	40,394	17,949
June 30, 2007	130,345	9,857
March 31, 2007	19,701	7,731
December 31, 2006	62,679	17,796
September 30, 2006	24,677	2,781
June 30, 2006	42,783	5,752
March 31, 2006	15,732	901
December 31, 2005	—	3,523
September 30, 2005	25,342	—
June 30, 2005	17,544	—
March 31, 2005	7,332	—
December 31, 2004	23,771	32,083
September 30, 2004	30,371	—

Since inception	$712,224	$207,635

(1)	Includes new deals, additional fundings, refinancings and PIK interest.

(2)	Includes scheduled principal payments, prepayments and refinancings.

Subsequent to June 30, 2008, we completed the following investment transactions:

On July 3, 2008, we exercised our warrant for 4,960,585 shares of common stock in Deep Down, Inc. As permitted by the terms of the warrant, we elected to make this exercise on a cashless basis entitling us to 2,618,129 common shares. On August 1, 2008, we sold all the shares acquired receiving $1,649 of net proceeds.

On August 1, 2008, we provided $7,400 in debt financing to Castro Cheese Company, Inc., or Castro, based in Houston, Texas. Castro is a leading manufacturer, marketer, and distributor of Hispanic cheeses and creams.

On August 4, 2008, we provided $15,000 in debt financing to support the take-private acquisition of the TriZetto Group, or TriZetto. TriZetto is a leading healthcare information technology company.

On August 26, 2008, we provided a $26,000 senior secured debt financing and co-invested $2,300 in equity alongside Great Point Partners, LLC in its growth recapitalization of BNN Holdings Corp. d/b/a Biotronic NeuroNetwork (“Biotronic”), based in Ann Arbor, Michigan. Biotronic is the largest independent national provider of intra-operative neurophysiological monitoring services.

On August 27, 2008, R-V Industries repaid the $7,526 debt that it owed us.

Investment Holdings

As of June 30, 2008, we continued to pursue our investment strategy. Despite our name change to “Prospect Capital Corporation” and the termination of our policy to invest at least 80% of our net assets in energy companies, we currently have a concentration of investments in companies in the energy and energy related industries. Some of the companies in which we invest have relatively short or no operating histories. These companies are and will be subject to all of the business risk and uncertainties associated with any new business enterprise, including the risk that these companies may not reach their investment objective or the value of our investment in them may decline substantially or fall to zero.

Our portfolio had an annualized current yield of 15.5% and 17.1% across all our long-term debt and certain equity investments as of June 30, 2008 and June 30, 2007, respectively. This yield includes interest from all of our long-term investments as well as dividends from GSHI, NRG and Ajax. We expect the current yield to decline over time as we increase the size of the portfolio. Monetization of other equity positions that we hold is not included in this yield calculation. In each of our portfolio companies, we hold equity positions, ranging from minority interests to majority stakes, which we expect over time to contribute to our investment returns. Some of these equity positions include features such as contractual minimum internal rates of returns, preferred distributions, flip structures and other features expected to generate additional investment returns, as well as contractual protections and preferences over junior equity, in addition to the yield and security offered by our cash flow and collateral debt protections.

We classify our investments by level of control. As defined in the 1940 Act, control investments are those where there is the ability or power to exercise a controlling influence over the management or policies of a company. Control is generally deemed to exist when a company or individual possesses or has the right to acquire within 60 days or less, a beneficial ownership of 25% or more of the voting securities of an investee company. Affiliated investments and affiliated companies are defined by a lesser degree of influence and are deemed to exist through the possession outright or via the right to acquire within 60 days or less, beneficial ownership of 5% or more of the outstanding voting securities of another person.

As of June 30, 2008, we own controlling interests in Ajax, C&J Cladding, LLC, or C&J, GSHI, ICS, Iron Horse Coiled Tubing, Inc., or Iron Horse, NRG, R-V Industries, Inc., or R-V, WEPI, and Yatesville. We also own an affiliated interests in Appalachian Energy Holdings, LLC, or AEH.

The following is a summary of our investment portfolio by level of control at June 30, 2008 and 2007:

	June 30, 2008		June 30, 2007
		Percent of		Percent of
Level of Control	Fair Value	Portfolio	Fair Value	Portfolio

Control	$205,827	38.8%	$145,121	39.5%
Affiliate	6,043	1.2%	14,625	4.0%
Non-Control/Non-Affiliate	285,660	53.8%	168,476	45.2%
Money Market Funds	33,000	6.2%	41,760	11.3%

Total Portfolio	$530,530	100.0%	$369,982	100.0%

The following is our investment portfolio presented by type of investment at June 30, 2008 and June 30, 2007, respectively:

	June 30, 2008		June 30, 2007
		Percent of		Percent of
Type of Investment	Fair Value	Portfolio	Fair Value	Portfolio

Money Market Funds	$33,000	6.2%	$41,760	11.3%
Senior Secured Debt	203,985	38.5%	202,243	54.7%
Subordinated Secured Debt	215,585	40.6%	78,905	21.3%
Preferred Stock	6,455	1.2%	106	0.0%
Common Stock	59,563	11.2%	43,517	11.8%
Membership Interests	3,000	0.6%	—	0.0%
Warrants	8,942	1.7%	3,451	0.9%

Total Portfolio	$530,530	100.0%	$369,982	100.0%

The following is our investment portfolio presented by geographic location of the investment at June 30, 2008 and June 30, 2007, respectively:

	June 30, 2008		June 30, 2007
		Percent of		Percent of
Geographic Exposure	Fair Value	Portfolio	Fair Value	Portfolio

Western US	$30,322	5.7%	$—	0.0%
Southeast US	128,512	24.2%	70,545	19.1%
Southwest US	211,177	39.9%	157,097	42.5%
Midwest US	47,869	9.0%	36,942	10.0%
Northeast US	68,468	12.9%	44,558	12.0%
Canada	11,182	2.1%	19,080	5.1%
Money Market Funds	33,000	6.2%	41,760	11.3%

Total Portfolio	$530,530	100.0%	$369,982	100.0%

The following is our investment portfolio presented by industry sector of the investment at June 30, 2008 and June 30, 2007, respectively:

	June 30, 2008		June 30, 2007
		Percent of		Percent of
Industry Sector	Fair Value	Portfolio	Fair Value	Portfolio

Biofuels/Ethanol	$—	0.0%	$8,000	2.1%
Biomass Power	15,580	2.9%	25,047	6.8%
Construction Services	6,043	1.1%	15,305	4.1%
Contracting	5,000	0.9%	5,000	1.3%
Financial Services	23,699	4.5%	25,000	6.8%
Food Products	19,351	3.7%	—	0.0%
Gas Gathering and Processing	61,542	11.6%	44,500	12.0%
Healthcare	13,752	2.6%	—	0.0%
Manufacturing	109,542	20.7%	41,376	11.2%
Metal Services	6,829	1.3%	5,829	1.6%
Mining and Coal Production	25,726	4.9%	18,499	5.0%
Oilfield Fabrication	24,854	4.7%	—	0.0%
Oil and Gas Production	112,850	21.3%	110,243	29.8%
Pharmaceuticals	11,523	2.2%	—	0.0%
Production Services	14,038	2.6%	22,870	6.2%
Retail	13,428	2.5%	—	0.0%
Shipping Vessels	6,804	1.3%	6,553	1.8%
Specialty Minerals	15,632	2.9%	—	0.0%
Technical Services	11,337	2.1%	—	0.0%
Money Market Funds	33,000	6.2%	41,760	11.3%

Total Portfolio	$530,530	100.0%	$369,982	100.0%

Investment Valuation

During the fiscal year ended June 30, 2008 several general economic factors have occurred which have affected the valuation of our investment portfolio.

Generally, interest rates offered on loans similar to those that we have originated have changed since our investments were consummated. While we do not believe that there has been any diminution of credit quality, general changes in current interest rates would affect the price for which we could sell these assets and we have adjusted our fair value of these assets to reflect such changes. We have adjusted the value of nine debt investments based upon such general changes in market interest rates including: AEH, C&J, Deb Shops, Inc. (“Deb Shops”), Diamondback, Jettco Maine Services LLC, Qualitest Pharmaceuticals, Inc. (“Qualitest”), Regional Management Corp. (“RMC”), Shearer’s Foods, Inc. and Stryker Energy, LLC.

Three debt investments were made to companies that are not performing in line with budget expectations. These investments (Conquest Cherokee, LLC, Iron Horse, and Wind River Resources Corp. and Wind River II Corp.) are well collateralized and we expect full recovery. For these assets, we have increased the market interest rates to take into account the increased credit risk and general changes in current interest rates for similar assets to determine their fair value.

Control investments offer increased risk and reward over straight debt investments. Operating results and changes in market multiples can result in dramatic changes in values from quarter to quarter. Significant downturns in operations can further result in our looking to recoveries on sales of assets rather than the enterprise value of the investment. Several control assets in our portfolio are under enhanced scrutiny by our senior management and our Board of Directors and are discussed below.

Gas Solutions Holdings, Inc.

GSHI is an investment that we made in September 2004 and own 100% of the equity. GSHI is a midstream gathering and processing business located in East Texas. GSHI has improved its operations and we have experienced an increase in revenue, gross margin, and EBITDA (the latter two metrics on both an absolute and a percentage of revenues basis) over the past four years. In late December 2007, we engaged RBC Capital Markets Corporation as a financial advisor to explore strategic alternatives, including a potential sale. This monetization process is ongoing, and discussions are occurring with interested parties. The interested parties have expressed interest in acquiring the assets of GSHI but progress towards a closing has been slow due to the turmoil in the credit markets for financing such assets. A sale of the assets, rather than the stock of GSHI, might result in a significant tax liability at the GSHI level which will need to be paid prior to any distribution to us.

In late March 2008, Royal Bank of Canada provided a $38,000 term loan to Gas Solutions II Ltd, a wholly owned subsidiary of GSHI, the proceeds of which were used to refinance all of Citibank’s approximately $8,000 of outstanding senior secured debt as well as to make a $30,000 cash distribution to GSHI. We have non-recourse access to this cash at GSHI.

In early May 2008, Gas Solutions II Ltd purchased a series of propane puts at $0.10 out of the money and at prices of $1.53 per gallon and $1.394 per gallon covering the periods May 1, 2008, through April 30, 2009, and May 1, 2009, through April 30, 2010, respectively. These hedges have been executed at close to the highest market propane prices ever achieved on an historical basis; such hedges preserve the upside of Gas Solutions II Ltd to benefit from potential future increases in commodity prices. GSHI has generated approximately $27,300 of unadjusted plant operating income based on annualizing the performance of the six months ending June 30, 2008, which is an increase of 55% from fiscal year end 2007. For calendar year 2008, GSHI estimates based on current commodity prices that it would achieve more than $30,000 of unadjusted plant operating income.

In determining the value of GSHI, we have utilized three methods to derive the enterprise value: the market approach, income approach, and the indicative value from several letters of interest. These methods offer a wide range of values and our Board of Directors has determined the value to be $61,542 (after tax) for our debt and equity positions at June 30, 2008. GSHI has been valued at $36,321 above its amortized cost, compared to the $21,222 unrealized gain recorded at June 30, 2007.

Integrated Contract Services, Inc.

Our investment in Integrated Contract Services, Inc., or ICS, is under enhanced review by our senior management team due to existing or potential payment and/or covenant defaults under the contracts governing these investments. ICS owns the assets of ESA Environmental Specialists, Inc., or ESA, and 100% of the stock of The Healing Staff, or THS. ESA originally defaulted under our contract governing our investment in ESA, prompting us to commence foreclosure actions with respect to certain ESA assets in respect of which we have a priority lien. In response to our actions, ESA filed voluntarily for reorganization under the bankruptcy code on August 1, 2007. On September 20, 2007 the U.S. Bankruptcy Court approved a Section 363 Asset Sale from ESA to us. To complete this transaction, we contributed our ESA debt to a newly-formed entity, ICS, and provided funds for working capital on October 9, 2007. In return for the ESA debt, we received senior secured debt in ICS of equal amount to our ESA debt, preferred stock of ICS, and 49% of the ICS common stock. ICS subsequently ceased operations and assigned the collateral back to us. ICS is in default of both payment and financial covenants. During September and October 2007, we provided $1,170 to THS for working capital.

We have a senior-secured, first-lien debt position with collateral in the form of receivables, real estate, other assets, guaranties, and the stock of THS. Based upon an analysis of the liquidation value of the ESA assets and the enterprise value of THS, our Board of Directors reduced the fair value of our investment in ICS to $5,000, a reduction of $11,464 from its amortized cost, compared to the $8,766 unrealized loss recorded at June 30, 2007.

R-V Industries, Inc.

R-V demonstrated strong performance in operations throughout 2008 with trailing twelve-month EBITDA increasing by over 50% since our closing in May 2007. R-V continues to pay down debt, repaying $7,000 of our debt during the fiscal year ended June 30, 2008. Our Board of Directors, upon recommendation from senior management, has set the value of the R-V investment at $18,549 at June 30, 2008, $5,924 above its amortized cost, compared to valuing the R-V investment at par at June 30, 2007.

Worcester Energy Partners, Inc.

WEPI is under enhanced review by our senior management team due to poor operating results since investment. We have installed a new manager at WEPI who is instituting new controls to reduce costs and improve efficiency. WEPI has negotiated an interim agreement with the buyer of its energy production and is now earning revenues sufficient to cover its debt service requirements. Our Board of Directors, upon recommendation from senior management, has set the value of the WEPI investment based upon an enterprise valuation at $15,580 at June 30, 2008, a reduction of $22,141 from its amortized cost, compared to the $1,686 unrealized loss recorded at June 30, 2007.

Yatesville Coal Holdings, Inc.

As we previously discussed, all of our coal holdings are now held in one consolidated entity, Yatesville. The consolidated group has seen an improvement in operating results primarily from increased prices in coal, improved production, reductions in operating expenses from the consolidation of the management and operations and the proper allocation of assets to their most efficient use. Until a longer track record is established or a viable sales process is in place, we will continue to value Yatesville on an asset basis. Our Board of Directors, upon recommendation from senior management, has set the value of the Yatesville investment at $25,726 at June 30, 2008, a reduction of $14,694 from its amortized cost, compared to the $10,969 unrealized loss recorded at June 30, 2007.

Capitalization

Our investment activities are capital intensive and the availability and cost of capital is a critical component of our business. We capitalize our business with a combination of debt and equity. Our debt is currently consists of a revolving credit facility availing us of the ability to borrow up to $200,000 of debt and our equity capital is currently comprised entirely of common equity.

We had $91,167 of borrowings at June 30, 2008. These borrowings were made against a credit facility in place at Rabobank Nederland. The maintenance of this facility requires us to pay a fee for the amount not drawn upon. Through November 30, 2007, this fee is assessed at the rate of 37.5 basis points per annum of the amount of that unused portion; after that date, this rate increased to 50.0 basis points per annum if that unused portion was greater than 50% of the total amount of the facility. The following table shows the facility amounts and outstanding borrowings at June 30, 2008 and June 30, 2007:

	June 30, 2008		June 30, 2007
	Facility	Amount	Facility	Amount
	Amount	Outstanding	Amount	Outstanding

Revolving Credit Facility	$200,000	$91,167	$200,000	$—

The following table shows the contractual maturity of our revolving credit facility at June 30, 2008:

	Less than		More than
	1 Year	1-3 Years	3 Years

Credit Facility Payable	$—	$91,167	$—

The following table shows the calculation of net asset value per share as of June 30, 2008 and June 30, 2007:

	June 30,	June 30,
	2008	2007

Net Assets	$429,623	$300,048
Shares of common stock outstanding	29,520,379	19,949,065
Net asset value per share	$14.55	$15.04

At June 30, 2008, we had 29,520,379 of our common stock issued and outstanding.

Results of Operations

Net increase in net assets resulting from operations for the years ended June 30, 2008, 2007 and 2006 was $27,591, $16,728 and $12,896, respectively, representing $1.17, $1.06 and $1.83 per share, respectively. We experienced realized and unrealized gains of $4,338 or approximately $0.61 per share in the year ended June 30, 2006, primarily from the unrealized gain recognized on our investment in GSHI. During the year ended June 30, 2007, we experienced unrealized and realized losses of $6,403 or approximately $0.41 per share primarily from the write-downs of our investments in AOG. During the year ended June 30, 2008, we experienced unrealized and realized losses of $17,522 or approximately $0.74 per share primarily from the sales of our investments in AOG and CIE at a loss.

While we seek to maximize gains and minimize losses, our investments in portfolio companies can expose our capital to risks greater than those we may anticipate as these companies are typically not issuing securities rated investment grade, have limited resources, have limited operating history, are generally private companies with limited operating information available and are likely to depend on a small core of management talents. Changes in any of these factors can have a significant impact on the value of the portfolio company.

Investment Income

We generate revenue in the form of interest income on the debt securities that we own, dividend income on any common or preferred stock that we own, and amortized loan origination fees on the structuring of new deals. Our investments, if in the form of debt securities, will typically have a term of one to ten years and bear interest at a fixed or floating rate. To the extent achievable, we will seek to collateralize our investments by obtaining security interests in our portfolio companies’ assets. We also may acquire minority or majority equity interests in our portfolio companies, which may pay cash or in-kind dividends on a recurring or otherwise negotiated basis. In addition, we may generate revenue in other forms including prepayment penalties and possibly consulting fees. Any such fees generated in connection with our investments are recognized as earned.

Investment income, which consists of interest income, including accretion of loan origination fees and prepayment penalty fees, dividend income and other income, including net profits interest, overriding royalties interest and structuring fees, was $79,402, $40,681, and $16,869 for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively. Drivers of these increases include increased assets generating increased interest income along with increased income from royalty, net profits, and restructuring fees. The following table describes the various components of investment income and the related levels of debt investments:

	Year Ended	Year Ended	Year Ended
	June 30, 2008	June 30, 2007	June 30, 2006

Interest income	$59,033	$30,084	$13,268
Dividend income	12,033	6,153	3,601
Other income	8,336	4,444	—

Total investment income	$79,402	$40,681	$16,869

Average debt principal of investments	$397,913	$172,605	$70,727

Other income — Restructuring fee income	$4,751	$2,574	$—

Total investment income has increased from $16,869 for the year ended June 30, 2006 to $40,681 for the year ended June 30, 2007 to $79,402 for the year ended June 30, 2008. Investment income has been increasing as we continue to deploy the additional capital, raised in both debt and equity offerings, in revenue-producing assets.

Average interest income producing assets have increased from $70,727 for the year ended June 30, 2006 to $172,605 for the year ended June 30, 2007 to $397,913 for the year ended June 30, 2008. While we have been able to increase the gross amount of interest income, average yields on interest bearing assets have decreased from 18.8% for the year ended June 30, 2006 to 17.4% for the year ended June 30, 2007 to 14.8% for the year ended June 30, 2008. These decreases are the result of our increasing our asset mix in financings with private equity sponsors. We believe that such financings offer less risk, and consequently lower yields, due, in part, to lesser risk to our capital resulting from larger equity at risk underneath our capital. Holding these types of investments has allowed us to more effectively utilize our credit facility to finance such assets at an average rate of 5.67% for the year ended June 30, 2008.

Investment income is also generated from dividends and other income. Dividend income has grown significantly from $3,601 for the year ended June 30, 2006 to $6,153 for the year ended June 30, 2007 to $12,033 for the year ended June 30, 2008. We have received dividends from our investments in GSHI, R-V, Ajax, C&J and NRG. Other income has come primarily from structuring fees, overriding royalty interests, and prepayment penalties on net profits interests.

Operating Expenses

Our primary operating expenses consist of investment advisory fees (base and incentive fees), credit facility costs, legal and professional fees and other operating and overhead-related expenses. These expenses include our allocable portion of overhead under the Administration Agreement with Prospect Administration under which Prospect Administration provides administrative services and facilities for us. Our investment advisory fees compensate our Investment Adviser for its work in identifying, evaluating, negotiating, closing and monitoring our investments. We bear all other costs and expenses of our operations and transactions in accordance with our Administration Agreement with Prospect Administration. Operating expenses were

$34,289, $17,550, and $8,311 for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.

The base investment advisory expenses were $8,921, $5,445, and $2,082 for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively. These increases are directly related to our growth in total assets. $11,278, $5,781, and $1,786 income incentive fees were earned for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively. The increases in the income incentive fees are driven by our stronger performance with respect to net investment income as evidenced by net operating income ratios of 12.66%, 9.71% and 7.90% for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively. No capital gains incentive fee has yet been incurred pursuant to the Investment Advisory Agreement.

During the years ended June 30, 2008, June 30, 2007 and June 30, 2006, we incurred $6,318, $1,903, and $642, respectively of expenses related to our credit facilities. The table below describes the various credit facility expenses and the related indicators of leveraging capacity and indebtedness.

	Year Ended	Year Ended	Year Ended
	June 30, 2008	June 30, 2007	June 30, 2006

Interest expense	$5,104	$357	$422
Amortization of deferred financing costs	726	1,264	220
Commitment and other fees	488	282	—

Total	$6,318	$1,903	$642

Weighted-average debt outstanding	$90,032	$4,282	$4,696

Weighted-average interest rate	5.67%	8.37%	9.01%

Facility amount at beginning of year	$200,000	$30,000	$—

As our asset base has grown and we have added complexity to our capital raising activities, due, in part, to our securitization credit facility initiated in June 2007, we have commensurately increased the size of our administrative and financial staff, accounting for a significant increase in the overhead allocation from Prospect Administration. Over the last year, Prospect Administration has added several additional staff members, including a senior finance professional, a treasurer, a corporate counsel and other finance professionals. As our portfolio continues to grow, we expect to continue to increase the size of our administrative and financial staff on a basis that provides increasing returns to scale. However, initial investments in administrative and financial staff may not provide returns to scale immediately, perhaps not until the portfolio increases to a greater size. Other allocated expenses from Prospect Administration have, as expected, increased alongside with the increase in staffing and asset base.

Asset-based fees from Vastardis Capital, the sub-administrator to Prospect Administration, have also grown as assets have grown. Additionally, legal costs for the year ended June 30, 2008 increased significantly from the year ended June 30, 2007 as we continue to vigorously defend certain legal actions against us.

Net Realized Gains (Loss)

Net realized gains (losses) were ($16,222), $1,949, and $303 for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively. The net realized loss of ($16,222) sustained in FY2008 was due mainly to the sale of CIE and AOG while the $1,949 realized gain registered for FY2007 is attributable to the sale of Evolution.

Increase (Decrease) in Net Assets from Net Changes in Unrealized Appreciation/Depreciation

Increase (decrease) in net assets from changes in unrealized appreciation/depreciation was ($1,300), ($8,352), and $4,035 for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively. For FY2008, the ($1,300) decrease in net assets from the net change in unrealized appreciation/depreciation was driven by significant write-downs in our investments in Integrated, Worcester Energy Co., Inc., or WECO, and Yatesville partially offset by the write-up for our investment in GSHI and by the disposition of previously written-down investments in AOG and ESA. FY2007’s ($8,352) decrease in net assets from such changes is attributable to significant write-downs of our investments in AOG, ESA, Unity and Whymore which, in turn, were slightly offset by a significant write-up in the value for GSHI. For FY2006, the $4,035 increase in net assets due to changes in unrealized appreciation/depreciation was mainly attributable to a write-up of the investment in GSHI.

Financial Condition, Liquidity and Capital Resources

Our cash flows provided by (used in) operating activities totaled ($204,025), ($143,890), ($29,919), for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively. Financing activities provided (used) cash flows of $204,580, $143,890, and $20,332, for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively. Dividends paid and declared were $24,915, $21,634, and $7,663, for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.

Our primary uses of funds will be investments in portfolio companies, and cash distributions to holders of our common stock. In the future, we may continue to fund a portion of our investments through borrowings from banks, issuances of senior securities or secondary offerings. We may also securitize a portion of our investments in mezzanine or senior secured loans or other assets. Our objective is to put in place such borrowings in order to expand our portfolio. At June 30, 2008, we had a $200,000 revolving credit facility on which $91,167 was outstanding. On September 6, 2007, our Registration Statement on Form N-2 was declared effective by the SEC. At June 30, 2008, under the Registration Statement, we had remaining availability to issue up to approximately $354,000 of our equity securities over the next three years.

Off-Balance Sheet Arrangements

At June 30, 2008, we did not have any off-balance sheet liabilities or other contractual obligations that are reasonably likely to have a current or future material effect on our financial condition, other than those which originate from 1) the investment advisory and management agreement and the administration agreement and 2) the portfolio companies.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of June 30, 2008. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2008 based upon criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our assessment, management determined that the Company’s internal control over financial reporting was effective as of June 30, 2008 based on the criteria on Internal Control — Integrated Framework issued by COSO.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of June 30, 2008 has been audited by BDO Seidman LLP, an independent registered public accounting firm, as stated in their report which appears in the 10-K.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from selling Securities pursuant to this prospectus initially to maintain balance sheet liquidity and thereafter to make long-term investments in accordance with our investment objective. A supplement to this prospectus relating to each offering will provide additional detail, to the extent known at the time, regarding the use of the proceeds from such offering including any intention to utilize proceeds to pay expenses in order to avoid sales of long-term assets.

We anticipate that substantially all of the net proceeds of an offering of Securities pursuant to this prospectus will be used for the above purposes within six months, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. In addition, we expect that there will be several offerings pursuant to this prospectus; we expect that substantially all of the proceeds from all offerings will be used within three years. Pending our new investments, we plan to invest a portion of net proceeds in cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the date of investment and other general corporate purposes. The management fee payable by us will not be reduced while our assets are invested in such securities. See “Regulation — Temporary Investments” for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

FORWARD-LOOKING STATEMENTS

Our annual report on Form l0-K for the year ended June 30, 2008, any of our quarterly reports on Form 10-Q or current reports on Form 8-K, or any other oral or written statements made in press releases or otherwise by or on behalf of Prospect Capital Corporation including this prospectus may contain forward looking statements within the meaning of the Section 21E of the Securities Exchange Act of 1934, as amended, which involve substantial risks and uncertainties. Forward looking statements predict or describe our future operations, business plans, business and investment strategies and portfolio management and the performance of our investments and our investment management business. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs, and our assumptions. Words such as “intends,” “intend,” “intended,” “goal,” “estimate,” “estimates,” “expects,” “expect,” “expected,” “project,” “projected,” “projections,” “plans,” “seeks,” “anticipates,” “anticipated,” “should,” “could,” “may,” “will,” “designed to,” “foreseeable future,” “believe,” “believes” and “scheduled” and variations of these words and similar expressions are intended to identify forward-looking statements. Our actual results or outcomes may differ materially from those anticipated. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statement was made. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. These forward-looking statements do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

•	our future operating results,

•	our business prospects and the prospects of our portfolio companies,

•	the impact of investments that we expect to make,

•	the dependence of our future success on the general economy and its impact on the industries in which we invest,

•	the ability of our portfolio companies to achieve their objectives,

•	difficulty in obtaining financing or raising capital, especially in the current credit and equity environment,

•	the level and volatility of prevailing interest rates and credit spreads, magnified by the current turmoil in the credit markets,

•	adverse developments in the availability of desirable loan and investment opportunities whether they are due to competition, regulation or otherwise,

•	a compression of the yield on our investments and the cost of our liabilities, as well as the level of leverage available to us,

•	our regulatory structure and tax treatment, including our ability to operate as a business development company and a regulated investment company;

•	the adequacy of our cash resources and working capital;

•	the timing of cash flows, if any, from the operations of our portfolio companies;

•	the ability of our investment adviser to locate suitable investments for us and to monitor and administer our investments,

•	authoritative generally accepted accounting principles or policy changes from such standard-setting bodies as the Financial Accounting Standards Board, the Securities and Exchange Commission, Internal

Revenue Service, the New York Stock Exchange, and other authorities that we are subject to, as well as their counterparts in any foreign jurisdictions where we might do business; and

•	the risks, uncertainties and other factors we identify in “Risk Factors” and elsewhere in this prospectus and in our filings with the SEC.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. Important assumptions include our ability to originate new loans and investments, certain margins and levels of profitability and the availability of additional capital. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include those described or identified in “Risk Factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

DISTRIBUTIONS

We have paid and intend to continue to distribute quarterly distributions to our stockholders out of assets legally available for distribution. Our distributions, if any, will be determined by our Board of Directors. Certain amounts of the quarterly distributions may from time to time be paid out of our capital rather than from earnings for the quarter as a result of our deliberate planning or by accounting reclassifications.

In order to maintain RIC tax treatment, we must distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, out of the assets legally available for distribution. In order to avoid certain excise taxes imposed on RICs, we are required to distribute with respect to each calendar year by January 31 of the following year an amount at least equal to the sum of

•	98% of our ordinary income for the calendar year,

•	98% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year, and

•	any ordinary income and net capital gains for preceding years that were not distributed during such years.

In December 2008, our Board of Directors elected to retain excess profits generated in the quarter ended September 30, 2008 and pay a 4% excise tax on such retained earnings. We anticipate that the tax to be paid in the quarter ending March 31, 2009 will be approximately $532,000.

In addition, although we currently intend to distribute realized net capital gains (which we define as net long-term capital gains in excess of short-term capital losses), if any, at least annually, out of the assets legally available for such distributions, we may decide in the future to retain such capital gains for investment. In such event, the consequences of our retention of net capital gains are as described under “Material U.S. Federal Income Tax Considerations.” We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we may be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

We maintain an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a dividend, then stockholders’ cash dividends will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash dividends. See “Dividend Reinvestment Plan.” To the extent prudent and practicable, we intend to declare and pay dividends on a quarterly basis.

With respect to the dividends paid to stockholders, income from origination, structuring, closing, commitment and other upfront fees associated with investments in portfolio companies were treated as taxable income and accordingly, distributed to stockholders. For the fiscal year ended June 30, 2008, we declared total dividends of approximately $39.5 million.

Tax characteristics of all distributions will be reported to stockholders, as appropriate, on Form 1099-DIV after the end of the year. Our ability to pay distributions could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and loan covenants.

The following table lists the quarterly distributions per share since shares of our common stock began being regularly quoted on The NASDAQ Global Select Market:

Date Declared	Record Date	Payment Date	Per Share	Amount

11/11/2004	12/10/2004	12/30/2004	$0.100	$705,510
2/9/2005	3/11/2005	3/30/2005	$0.125	$881,888
4/21/2005	6/10/2005	6/30/2005	$0.150	$1,058,265
9/15/2005	9/22/2005	9/29/2005	$0.200	$1,411,020
12/12/2005	12/22/2005	12/29/2005	$0.280	$1,975,428
3/15/2006	3/23/2006	3/30/2006	$0.300	$2,116,530
6/14/2006	6/23/2006	6/30/2006	$0.340	$2,401,060
7/31/2006	9/22/2006	9/29/2006	$0.380	$4,858,879
12/15/2006	12/29/2006	1/5/2007	$0.385	$7,263,926
3/14/2007	3/23/2007	3/30/2007	$0.3875	$7,666,837
6/14/2007	6/22/2007	6/29/2007	$0.390	$7,752,900
9/6/2007	9/19/2007	9/28/2007	$0.3925	$7,830,008
12/18/2007	12/28/2007	1/7/2008	$0.395	$9,369,850
3/6/2008	3/31/2008	4/16/2008	$0.400	$10,468,455
6/19/2008	6/30/2008	7/16/2008	$0.40125	$11,845,052
9/16/2008	9/30/2008	10/16/2008	$0.4025	11,881,953
12/19/2008	12/31/2008	1/20/2008	$0.40375	11,958,904
3/24/2009	3/31/2009	4/20/2009	$0.405	12,670,882

Total Declared				$114,117,347

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “PSEC.” The following table sets forth, for the periods indicated, our net asset value per share of common stock and the high and low sales prices per share of our common stock as reported on The NASDAQ Global Select Market. Our common stock historically trades at prices both above and below its NAV. There can be no assurance, however, that such premium or discount, as applicable, to NAV will be maintained.

				Premium	Premium
				(Discount)	(Discount)
	Stock Price			of High to	of Low to	Dividend
	NAV(1)	High(2)	Low(2)	NAV	NAV	Declared

Twelve Months Ending June 30, 2005
First quarter	$13.67	$15.45	$14.42	13.0%	5.5%	—
Second quarter	13.74	15.15	11.63	10.3%	(15.4)%	$0.100
Third quarter	13.74	13.72	10.61	(0.1)%	(22.8)%	0.125
Fourth quarter	14.59	13.47	12.27	(7.7)%	(15.9)%	0.150
Twelve Months Ending June 30, 2006
First quarter	$14.60	$13.60	$11.06	(6.8)%	(24.2)%	$0.200
Second quarter	14.69	15.46	12.84	5.2%	(12.6)%	0.280
Third quarter	14.81	16.64	15.00	12.4%	1.3%	0.300
Fourth quarter	15.31	17.07	15.83	11.5%	3.4%	0.340
Twelve Months Ending June 30, 2007
First quarter	$14.86	$16.77	$15.30	12.9%	3.0%	$0.380
Second quarter	15.24	18.79	15.60	23.3%	2.4%	0.385
Third quarter	15.18	17.78	16.40	17.1%	8.0%	0.3875
Fourth quarter	15.04	18.68	16.91	24.2%	12.4%	0.390
Twelve Months Ending June 30, 2008
First quarter	$15.08	$18.68	$14.16	23.9%	(6.1)%	$0.3925
Second quarter	14.58	17.17	11.22	17.8%	(23.0)%	0.395
Third quarter	14.15	16.00	13.55	13.1%	(4.2)%	0.400
Fourth quarter	14.55	16.12	13.18	10.8%	(9.4)%	0.40125
Twelve Months Ending June 30, 2009
First quarter	$14.63	$14.24	$11.12	(2.7)%	(24.0)	$0.4025
Second quarter	14.43	13.08	6.29	(9.4)%	(56.4)%	0.40375
Third quarter	14.19	12.89	6.38	(9.2)%	(55.0)%	0.405
Fourth quarter (to 6/2/09)	—(3)	10.48	7.95	—(3)	—(3)	—(4)

(1)	Net asset value per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high or low sales price. The net asset values shown are based on outstanding shares at the end of each period.

(2)	The High/Low Stock Price is calculated as of the closing price on a given day in the applicable quarter.

(3)	NAV has not yet been finally determined for any day after March 31, 2009.

(4)	The dividend for the fourth quarter of 2009 will be declared in June 2009.

On March 17, 2009, the last reported sales price of our common stock was $7.61 per share. As of December 31, 2008, we had approximately 47 stockholders of record.

BUSINESS

General

We are a financial services company that primarily lends and invests in middle market privately-held companies. We are a closed-end investment company that has filed an election to be treated as a business development company under the Investment Company Act of 1940 as amended, or the 1940 Act. We are a Maryland corporation that was organized on April 13, 2004 under the name “Prospect Street Energy Corporation”. We changed our name to “Prospect Energy Corporation” on June 23, 2004. We changed our name again to “Prospect Capital Corporation” in May 2007 and at the same time terminated our policy of investing at least 80% of our net assets in energy companies. While we expect to be less focused on the energy industry in the future, we will continue to have significant holdings in the energy and energy related industries.

Our headquarters are located at 10 East 40th Street, 44th Floor, New York, NY 10016, and our telephone number is (212) 448-0702. Our investment adviser is Prospect Capital Management LLC.

Our Investment Objective and Policies

Our investment objective is to generate both current income and long-term capital appreciation through debt and equity investments. We focus on making investments in private companies, and many of our investments are in energy companies. We are a non-diversified company within the meaning of the 1940 Act.

We concentrate on making investments in companies having annual revenues of less than $500 million and in transaction sizes of less than $250 million, which we refer to as “target” or “middle market” companies. In most cases, these middle market companies are privately-held companies at the time we invest in them.

We seek to maximize returns and protect risk for our investors by applying rigorous analysis to make and monitor our investments. While the structure of our investments varies, we can invest in senior secured debt, senior unsecured debt, subordinated secured debt, subordinated unsecured debt, mezzanine debt, convertible debt, convertible preferred equity, preferred equity, common equity, warrants and other instruments, many of which generate current yield. Our investments primarily range between approximately $5 million and $50 million each, although this investment size may vary as the size of our capital base changes.

While our primary focus is on seeking current income through investment in the debt and/or dividend-paying equity securities of eligible privately-held, thinly-traded or distressed companies and long-term capital appreciation by acquiring accompanying warrants, options or other equity securities of such companies, we may invest up to 30% of the portfolio in opportunistic investments in order to seek enhanced returns for stockholders. Such investments may include investments in the debt and equity instruments of broadly-traded public companies. We expect that these public companies generally will have debt securities that are non-investment grade. Within this 30% basket, we may also invest in debt and equity securities of companies located outside of the United States.

Our investments may include other equity investments, such as warrants, options to buy a minority interest in a portfolio company, or contractual payment rights or rights to receive a proportional interest in the operating cash flow or net income of such company. When determined by our Investment Adviser to be in our best interest, we may acquire a controlling interest in a portfolio company. Any warrants we receive with our debt securities may require only a nominal cost to exercise, and thus, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We have structured, and will continue to structure, some warrants to include provisions protecting our rights as a minority-interest or, if applicable, controlling-interest holder, as well as puts, or rights to sell such securities back to the company, upon the occurrence of specified events. In many cases, we obtain registration rights in connection with these equity interests, which may include demand and “piggyback” registration rights.

We plan to hold many of our investments to maturity or repayment, but will sell our investments earlier if a liquidity event takes place, such as the sale or recapitalization of a portfolio company, or if we determine a sale of one or more of our investments to be in our best interest.

We have qualified and elected to be treated for U.S. Federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, we generally do not have to pay corporate-level U.S. Federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends. To continue to qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, to qualify for RIC tax treatment we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our ordinary income plus the excess of our realized net short-term capital gains over our realized net long-term capital losses.

For a discussion of the risks inherent in our portfolio investments, see “Risk Factors — Risks Related to our Investments.”

Industry Sectors

We have invested significantly in industrial and energy related companies. However, we continue to widen our strategy focus in other sectors of the economy to diversify our portfolio holdings. The energy industry consists of companies in the direct energy value chain as well as companies that sell products and services to, or acquire products and services from, the direct energy value chain. In this prospectus, we refer to all of these companies as “energy companies” and assets in these companies as “energy assets.” The categories of energy companies in this chain are described below. The direct energy value chain broadly includes upstream businesses, midstream businesses and downstream businesses:

•	Upstream businesses find, develop and extract energy resources, including natural gas, crude oil and coal, which are typically from geological reservoirs found underground or offshore, and agricultural products.

•	Midstream businesses gather, process, refine, store and transmit energy resources and their byproducts in a form that is usable by wholesale power generation, utility, petrochemical, industrial and gasoline customers.

•	Downstream businesses include the power and electricity segment as well as businesses that process, refine, market or distribute hydrocarbons or other energy resources, such as customer-ready natural gas, propane and gasoline, to end-user customers.

Ongoing Relationships with Portfolio Companies

Monitoring

Prospect Capital Management monitors our portfolio companies on an ongoing basis. Prospect Capital Management will continue to monitor the financial trends of each portfolio company to determine if it is meeting its business plan and to assess the appropriate course of action for each company.

Prospect Capital Management employs several methods of evaluating and monitoring the performance and value of our investments, which may include, but are not limited to, the following:

•	Assessment of success in adhering to the portfolio company’s business plan and compliance with covenants;

•	Regular contact with portfolio company management and, if appropriate, another financial or strategic sponsor, to discuss financial position, requirements and accomplishments;

•	Attendance at and participation in board meetings of the portfolio company; and

•	Review of monthly and quarterly financial statements and financial projections for portfolio companies.

Valuation Process

Our Board of Directors has established procedures for the valuation of our investment portfolio. These procedures are detailed below.

Investments for which market quotations are readily available are valued at such market quotations.

Short-term investments that mature in 60 days or less and are viewed as creditworthy, such as U.S Treasury Bills, are valued at amortized cost, which approximates fair value. The amortized cost method involves recording a security at its cost (i.e., principal amount plus any premium and less any discount) on the date of purchase and thereafter amortizing/ accreting that difference between the principal amount due at maturity and cost assuming a constant yield to maturity as determined at the time of purchase. Short-term securities that mature in more than 60 days are valued at current market quotations by an independent pricing service or at the mean between the bid and ask prices obtained from at least two brokers or dealers (if available, or otherwise by a principal market maker or a primary market dealer). Investments in money market mutual funds are valued at their net asset value as of the close of business on the day of valuation.

For most of our investments, market quotations are not available. With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Board of Directors has approved a multi-step valuation process each quarter, as described below:

1) Each portfolio company or investment is reviewed by our investment professionals with the independent valuation firm;

2) the independent valuation firm engaged by our Board of Directors conducts independent appraisals and makes their own independent assessment;

3) the audit committee of our Board of Directors reviews and discusses the preliminary valuation of our Investment Adviser and that of the independent valuation firms; and

4) the Board of Directors discusses the valuations and determines the fair value of each investment in our portfolio in good faith based on the input of our Investment Adviser, the independent valuation firm and the audit committee.

Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present value amount (discounted) calculated based on an appropriate discounts rate. The measurement is based on the net present value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, the principal market and enterprise values, among other factors.

In September, 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”, or FAS 157. FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. We have adopted this statement on a prospective basis beginning in the quarter ended September 30, 2008. Adoption of this statement did not have a material effect on our financial statements for that quarter or for the current quarter ended December 31, 2008.

FAS 157 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1:  Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level 2:  Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3:  Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. The changes to generally accepted accounting principles from the application of FAS 157 relate to the definition of fair value, framework for measuring fair value, and the expanded disclosures about fair value measurements. FAS 157 applies to fair value measurements already required or permitted by other standards. In accordance with FAS 157, the fair value of our investments is defined as the price that we would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market in which that investment is transacted.

For a discussion of the risks inherent in determining the value of securities for which readily available market values do not exist, see “Risk Factors — Risks relating to our business — Most of our portfolio investments are recorded at fair value as determined in good faith by our Board of Directors and, as a result, there is uncertainty as to the value of our portfolio investments.”

Valuation of Other Financial Assets and Financial Liabilities

In February 2007, FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”. SFAS 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. We have adopted this statement on July 1, 2008 and have elected not to value some assets and liabilities at fair value as would be permitted by SFAS 159.

The Investment Adviser

Prospect Capital Management manages our investments as our investment adviser. Prospect Capital Management is a Delaware limited liability corporation that has been registered as an investment adviser under the Advisers Act since March 31, 2004. Prospect Capital Management is led by John F. Barry III and M. Grier Eliasek, two senior executives with significant investment advisory and business experience. Both Messrs. Barry and Eliasek spend a significant amount of their time in their roles at Prospect Capital Management working on the Company’s behalf. The principal executive offices of Prospect Capital Management are 10 East 40th Street, 44th Floor, New York, NY 10016. We depend on the diligence, skill and network of business contacts of the senior management of our Investment Adviser. We also depend, to a significant extent, on our Investment Adviser’s investment professionals and the information and deal flow generated by those investment professionals in the course of their investment and portfolio management activities. The Investment Adviser’s senior management team evaluates, negotiates, structures, closes, monitors and services our investments. Our future success depends to a significant extent on the continued service of the senior management team, particularly John F. Barry III and M. Grier Eliasek. The departure of any of the senior managers of our Investment Adviser could have a materially adverse effect on our ability to achieve our investment objective. In addition, we can offer no assurance that Prospect Capital Management will remain our Investment Adviser or that we will continue to have access to its investment professionals or its information and deal flow. Under our Investment Advisory Agreement, we pay Prospect Capital Management investment advisory fees, which consist of an annual base management fee based on our gross assets as well as a two-part incentive fee based on our performance. Mr. Barry currently controls Prospect Capital Management. See “Management — Management Services — Board of Directors approval of the Investment Advisory Agreement.”

As a business development company, we offer, and must provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. We may receive fees for these services. Such fees would not qualify as “good income” for purposes of the 90% income test that we must meet each year to qualify as a RIC. Prospect Administration provides such managerial assistance on our behalf to portfolio companies when we are required to provide this assistance.

Staffing

Mr. John F. Barry III, our chairman and chief executive officer, Mr. Grier Eliasek, our chief operating officer and president, and Mr. Brian H. Oswald, our chief financial officer, chief compliance officer, treasurer and secretary comprise our senior management. Over time, we expect to add additional officers and employees. Messrs. Barry and Eliasek each also serves as an officer of Prospect Administration and performs his respective functions under the terms of the Administration Agreement. Our day-to-day investment operations are managed by Prospect Capital Management. In addition, we reimburse Prospect Administration for our allocable portion of expenses incurred by it in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of our Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer, Chief Compliance Officer, Treasurer and Secretary and their respective staffs. See “Management — Management Services — Administration Agreement.”

Properties

We do not own any real estate or other physical properties materially important to our operation. Our corporate headquarters are located at 10 East 40th Street, 44th Floor, New York, NY 10016, where we occupy an office space pursuant to the Administration Agreement.

Legal Proceedings

On December 6, 2004, Dallas Gas Partners, L.P., or DGP, served the Company with a complaint filed November 30, 2004 in the U.S. District for the Southern District of Texas, Galveston Division. DGP alleges that DGP was defrauded and that the Company breached its fiduciary duty to DGP and tortiously interfered with DGP’s contract to purchase Gas Solutions, Ltd. (a subsidiary of our portfolio company, GSHI) in connection with the Company’s alleged agreement in September 2004 to loan DGP funds with which DGP intended to buy Gas Solutions, Ltd. for approximately $26 million. The complaint seeks relief not limited to $100 million. The Company believes that the DGP complaint is frivolous and without merit, and intend to defend the matter vigorously. On November 30, 2005, U.S. Magistrate Judge John R. Froeschner of the U.S. District Court for the Southern District of Texas, Galveston Division, issued a recommendation that the court grant the Company’s Motion for Summary Judgment dismissing all claims by DGP. On February 21, 2006, U.S. District Judge Samuel Kent of the U.S. District Court for the Southern District of Texas, Galveston Division issued an order granting the Company’s Motion for Summary Judgment dismissing all claims by DGP, against the Company. On May 16, 2007, the Court also granted us summary judgment on DGP’s liability to the Company on our counterclaim for DGP’s breach of a release and covenant not to sue. On January 4, 2008, the Court, Judge Melinda Harmon presiding, granted the Company’s motion to dismiss all DGP’s claims asserted against certain officers and affiliates of the Company. The Company’s damage claims against DGP remain pending.

In May 2006, based in part on unfavorable due diligence and the absence of investment committee approval, the Company declined to extend a loan for $10 million to a potential borrower, or plaintiff. Plaintiff was subsequently sued by its own attorney in a local Texas court for plaintiff’s failure to pay fees owed to its attorney. In December 2006, plaintiff filed a cross-action against the Company and certain affiliates, or collectively the defendants, in the same local Texas court, alleging, among other things, tortious interference with contract and fraud. The Company petitioned the U.S. District Court for the Southern District of New York, or the District Court to compel arbitration and to enjoin the Texas action. In February 2007, the Company’s motions were granted. Plaintiff appealed that decision. The arbitration commenced in July 2007 and concluded in late November 2007. Post-hearing briefings were completed in February 2008. On April 14,

2008, the arbitrator rendered an award in favor of the Company, rejecting all of plaintiff’s claims. On April 18, 2008, the Company filed a petition before the District Court to confirm the award, which is now pending.

We are involved in various investigations, claims and legal proceedings that arise in the ordinary course of our business. These matters may relate to intellectual property, employment, tax, regulation, contract or other matters. The resolution of such matters that may arise out of these investigations, claims and proceedings will be subject to various uncertainties and, even if such matters are without merit, could result in the expenditure of significant financial and managerial resources.

We are not aware of any other material pending legal proceeding, and no such material proceedings are contemplated to which we are a party or of which any of our property is subject.

MANAGEMENT

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors currently consists of five directors, three of whom are not “interested persons” of the Company as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Our Board of Directors elects our officers to serve for a one-year term and until their successors are duly elected and qualify, or until their earlier removal or resignation.

Board Of Directors And Executive Officers

Under our charter, our directors are divided into three classes. Directors are elected for a staggered term of three years each, with a term of office of one of the three classes of directors expiring each year. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting are elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

Directors and Executive Officers

Our directors and executive officers and their positions are set forth below. The address for each director and executive officer is c/o Prospect Capital Corporation, 10 East 40th Street, 44th Floor, New York, NY 10016.

Independent Directors

Number of
Portfolios
		Term of	Principal	in Fund	Other
	Position(s)	Office(1) and	Occupation(s)	Complex	Directorships
Name and	Held with	Length of	During	Overseen	Held by
Age	the Company	Time Served	Past 5 Years	by Director	Director(2)

Graham D.S. Anderson, 44	Director	Class I Director since September 2008; Term expires 2011	General Partner of Euclid SR Partners from 2000 to present. From 1996 to 2000, Mr. Anderson was a General Partner of Euclid Partners, the predecessor to Euclid SR Partners.	One	None
Eugene S. Stark, 51	Director	Class III Director since September 2008; Term expires 2010	Principal Financial Officer, Chief Compliance Officer and Vice President — Administration of General American Investors Company, Inc. from May 2005 to present. Prior to his role with General American Investors Company, Inc., Mr. Stark served as the Chief Financial Officer of Prospect Capital Corporation from January 2005 to April 2005. From May 1987 to December 2004 Mr. Stark served as Senior Vice President and Vice President with Prudential Financial, Inc.	One	None

Number of
Portfolios
		Term of	Principal	in Fund	Other
	Position(s)	Office(1) and	Occupation(s)	Complex	Directorships
Name and	Held with	Length of	During	Overseen	Held by
Age	the Company	Time Served	Past 5 Years	by Director	Director(2)

Andrew C. Cooper, 47	Director	Class II Director since February 2009; Term expires 2009	Mr. Cooper is an entrepreneur, who over the last 11 years has founded, built, run and sold three companies. He is Co-Chief Executive Officer of Unison Site Management, Inc., a specialty finance company focusing on cell site easements, and Executive Director of Brand Asset Digital, a digital media marketing and distribution company. Prior to that, Mr. Cooper focused on venture capital and investment banking for Morgan Stanley for 14 years.	One	Unison Site Management, LLC, Brand Asset Digital, LLC and Aquatic Energy, LLC

(1)	Our Board of Directors is divided into three classes of directors serving staggered three-year terms. Mr. Anderson is a Class I director with a term that will expire in 2011, Mr. Eliasek is a Class II director with a term that will expire in 2009 and Mr. Barry and Mr. Stark are Class III directors with terms that will expire in 2010.

(2)	No director otherwise serves as a director of an investment company subject to the 1940 Act.

Interested Directors

Number of
Portfolios
	Position(s)	Term of	Principal	in Fund	Other
	Held with	Office(1) and	Occupation(s)	Complex	Directorships
	the	Length of	During	Overseen	Held by
Name and Age	Company	Time Served	Past 5 Years	by Director	Director(2)

John F. Barry III,(3) 57	Director, Chairman of the Board of Directors, and Chief Executive Officer	Class III Director since June 2004; Term expires 2010	Chairman and Chief Executive Officer of the Company; Managing Director and Chairman of the Investment Committee of Prospect Capital Management and Prospect Administration since June 2004; Managing Director of Prospect Capital Management.	One	None
M. Grier Eliasek,(3) 36	Director, President and Chief Operating Officer	Class II Director since June 2004; Term expires 2009	President and Chief Operating Officer of the Company, Managing Director of Prospect Capital Management and Prospect Administration	One	None

(1)	Our Board of Directors is divided into three classes of directors serving staggered three-year terms. Mr. Anderson is a Class I director with a term that will expire in 2011, Mr. Eliasek is a Class II director with a term that will expire in 2009 and Mr. Barry and Mr. Stark are Class III directors with terms that will expire in 2010.

(2)	No director otherwise serves as a director of an investment company subject to the 1940 Act.

(3)	Messrs. Barry and Eliasek are each considered an “interested person” under the 1940 Act by virtue of serving as one of our officers and having a relationship with Prospect Capital Management.

Information about Executive Officers who are not Directors

	Position(s) Held with	Term of Office and	Principal Occupation(s)
Name and Age	the Company	Length of Time Served	During Past Five Years

Brian H. Oswald, 48	Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary(1)	November 2008 to present as Chief Financial Officer and October 2008 to present as Chief Compliance Officer	Joined Prospect Administration as Managing Director in June 2008. Previously Managing Director in Structured Finance Group at GSC Group (2006 to 2008) and Chief Financial Officer at Capital Trust, Inc. (2003 to 2005)

(1)	Mr. William E. Vastardis was the Chief Compliance Officer until September 30, 2008. On October 1, 2008, Brian H. Oswald assumed this role and effective November 11, 2008, Mr. Oswald also assumed the roles of Chief Financial Officer and Treasurer, replacing Mr. Vastardis.

Independent Directors

Graham D.S. Anderson.  Mr. Anderson has served as General Partner of Euclid SR Partners from 1996 to present. Mr. Anderson currently serves as a member of the Board of Directors of Acurian, Inc. (a clinical trial recruitment company), FatWire Software Corp. (a web content management company), iJet Risk Management (an operational risk management information company), Plateau Systems Limited (a human capital management software company) and SkinMedica Inc. (a dermatology and cosmeceuticals company).

Andrew C. Cooper.  Mr. Cooper has 24 years of experience in growth company management, venture investing and investment banking. He has a wide range of operational, marketing, technology, and debt and equity capital raising expertise. Mr. Cooper is an entrepreneur, who over the last 11 years has founded, built, run and sold three companies. Prior to that, Mr. Cooper focused on venture capital and investment banking for Morgan Stanley for 14 years. He is Co-Chief Executive Officer of Unison Site Management, Inc., a specialty finance company focusing on cell site easements, and Executive Director of Brand Asset Digital, a digital media marketing and distribution company. His current Board appointments include Unison Site Management, LLC, Brand Asset Digital, LLC and Aquatic Energy, LLC.

Eugene S. Stark.  Mr. Stark has served as Principal Financial Officer, Chief Compliance Officer and Vice President — Administration of General American Investors Company, Inc. from May 2005 to present. Prior to his role with General American Investors Company, Inc., Mr. Stark served as the Chief Financial Officer of Prospect Capital Corporation from January 2005 to April 2005. From May 1987 to December 2004 Mr. Stark served as Senior Vice President (division level) and Vice President (corporate level) with Prudential Financial, Inc. in various financial management positions. Mr. Stark serves as a member of the Board of Directors of Prospect Capital Funding LLC, a wholly-owned subsidiary of the Company, and sits on the Board of Trustees and is a Member of the Finance Committee of Mount Saint Mary Academy.

Interested Directors

John F. Barry III.  Mr. Barry is chairman and chief executive officer of the Company and is a control person of Prospect Capital Management and a managing director of Prospect Administration. Mr. Barry is chairman of Prospect’s investment committee and has been an officer of Prospect since 1990. In addition to overseeing Prospect, Mr. Barry has served on the boards of directors of twelve private and public Prospect portfolio companies. Mr. Barry has served on the board of advisors of USEC Inc., a publicly-traded energy company. Mr. Barry has served as chairman and chief executive officer of Bondnet Trading Systems. From 1988 to 1989, Mr. Barry managed the investment bank of L.F. Rothschild & Company, focusing on private equity and debt financings for energy and other companies. From 1983 to 1988, Mr. Barry was a senior investment and merchant banker at Merrill Lynch & Co., where he was a founding member of the project finance group, executing more than $4 billion in energy and other financings. From 1979 to 1983, Mr. Barry was a corporate securities attorney at Davis Polk & Wardwell, where he advised energy companies and their commercial and investment bankers. From 1978 to 1979, Mr. Barry served as law clerk to Circuit Judge, formerly Chief Judge, J. Edward Lumbard of the U.S. Court of Appeals for the Second Circuit in New York City. Mr. Barry is chairman of the board of directors of the Mathematics Foundation of America, a non-profit foundation which enhances opportunities in mathematics education for students from diverse backgrounds. Mr. Barry received his JD cum laude from Harvard Law School, where he was an editor of the Harvard Law Review, and his Bachelor of Arts magna cum laude from Princeton University, where he was a University Scholar.

M. Grier Eliasek.  Mr. Eliasek is president and chief operating officer of the Company and a managing director of Prospect Capital Management and Prospect Administration. At the Company, Mr. Eliasek is responsible for various administrative and investment management functions and leads and supervises other Prospect professionals in origination and assessment of investments. Mr. Eliasek has served as a senior investment professional at Prospect since 1999. Prior to joining Prospect, Mr. Eliasek assisted the chief financial officer of Amazon.com in 1999 in corporate strategy, customer acquisition, and new product launches. From 1995 to 1998, Mr. Eliasek served as a consultant with Bain & Company, a global strategy consulting firm, where he managed engagements for companies in several different industries. At Bain, Mr. Eliasek analyzed new lines of businesses, developed market strategies, revamped sales organizations and improved operational performance. Mr. Eliasek received his MBA from Harvard Business School. Mr. Eliasek received his Bachelor of Science in Chemical Engineering with Highest Distinction from the University of Virginia, where he was a Jefferson Scholar and a Rodman Scholar.

Executive Officer

Brian H. Oswald.  Mr. Oswald is chief financial officer, chief compliance officer, secretary and treasurer of the Company. He began his career at KPMG Peat Marwick, where he held various positions over his ten-year tenure, finishing as a Senior Manager in the financial institutions group. During his time at KPMG, he served as the reviewing senior manager for several initial public offerings of financial institutions. After KPMG, Mr. Oswald served as the Executive Vice President and President of Gloversville Federal Savings and Loan Association, served as the Director of Financial Reporting and Subsidiary Accounting for River Bank America and served as the Corporate Controller for Magic Solutions, Inc. In each of these positions, Mr. Oswald instituted significant operational changes and was instrumental in raising additional equity for River Bank America. From 2003 to 2005, Mr. Oswald led Capital Trust, Inc., a self-managed finance and investment management REIT which specializes in credit-sensitive structured financial products, as Chief Financial Officer. From 1997 to 2003, he served as Chief Accounting Officer for Capital Trust. Prior to joining the Company, Mr. Oswald spent two years with the Structured Finance Division of GSC Group, serving as Managing Director of Finance for this asset management company. At GSC, Mr. Oswald managed the finances for a REIT, two hedge funds and thirteen CDOs. Mr. Oswald joined the Administrator on June 16, 2008. Mr. Oswald holds a B.A. degree in Accounting from Moravian College. He is a licensed Certified Public Accountant in the States of New York and Pennsylvania, and is a Certified Management Accountant. Mr. Oswald also serves as a board member of RMJ Laboratories, Inc.

For information on the investment professionals of Prospect Capital Management, see “Business — The Investment Adviser — Staffing.”

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee and a Nominating and Corporate Governance Committee. For the fiscal year ended June 30, 2008, our Board of Directors held twenty-three Board of Director meetings, sixteen Audit Committee meetings, and one Nominating and Corporate Governance Committee meeting. All directors attended at least 75% of the aggregate number of meetings of the Board of Directors and of the respective committees on which they served. We require each director to make a diligent effort to attend all board and committee meetings, as well as each annual meeting of stockholders.

The Audit Committee.  The Audit Committee operates pursuant to a charter approved by the Board of Directors. The charter sets forth the responsibilities of the Audit Committee, which include selecting or retaining each year an independent registered public accounting firm, or the independent accountants, to audit the accounts and records of the Company; reviewing and discussing with management and the independent accountants the annual audited financial statements of the Company, including disclosures made in management’s discussion and analysis, and recommending to the Board of Directors whether the audited financial statements should be included in the Company’s annual report on Form 10-K; reviewing and discussing with management and the independent accountants the Company’s quarterly financial statements prior to the filings of its quarterly reports on Form 10-Q; pre-approving the independent accountants’ engagement to render audit and/or permissible non-audit services; and evaluating the qualifications, performance and independence of the independent accountants. The Audit Committee is presently composed of three persons: Messrs. Anderson, Cooper and Stark, each of whom is not an “interested person” as defined in the 1940 Act and is considered independent under the Marketplace Rules of the NASDAQ Stock Market LLC. The Company’s Board of Directors has determined that Mr. Stark is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K and Mr. Stark serves as the Chairman of the Audit Committee. The Audit Committee may delegate its pre-approval responsibilities to one or more of its members. The member(s) to whom such responsibility is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting. Messrs. Stark, Anderson and Cooper were added to the Audit Committee concurrent with their election to the Board of Directors on September 4, 2008, September 15, 2008 and February 12, 2009, respectively.

The function of the Audit Committee is oversight. Our management is primarily responsible for maintaining appropriate systems for accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent accountants are primarily responsible for planning and carrying out a proper audit of our annual financial statements in accordance with generally accepted accounting standards. The independent accountants are accountable to the Board of Directors and the Audit Committee, as representatives of our stockholders. The Board of Directors and the Audit Committee have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace our independent accountants (subject, if applicable, to stockholder ratification).

In fulfilling their responsibilities, it is recognized that members of the Audit Committee are not our full-time employees or management and are not, and do not represent themselves to be, accountants or auditors by profession. As such, it is not the duty or the responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures, to determine that the financial statements are complete and accurate and are in accordance with generally accepted accounting principles, or to set auditor independence standards. Each member of the Audit Committee is entitled to rely on (a) the integrity of those persons within and outside us and management from which it receives information; (b) the accuracy of the financial and other information provided to the Audit Committee absent actual knowledge to the contrary (which is required to be promptly reported to the Board of Directors); and (c) statements made by our officers and employees, our Investment Adviser or other third parties as to any information technology, internal audit and other non-audit services provided by the independent accountants to us.

The Nominating and Corporate Governance Committee.  The Nominating and Corporate Governance Committee, or the Nominating and Governance Committee, is responsible for selecting qualified nominees to be elected to the Board of Directors by stockholders; selecting qualified nominees to fill any vacancies on the Board of Directors or a committee thereof; developing and recommending to the Board of Directors a set of corporate governance principles applicable to the Company; overseeing the evaluation of the Board of Directors and management; and undertaking such other duties and responsibilities as may from time to time be delegated by the Board of Directors to the Nominating and Governance Committee. The Nominating and Governance Committee is presently composed of three persons: Messrs. Anderson, Cooper and Stark, each of whom is not an “interested person” as defined in Section 2(a)(19) of the 1940 Act and Mr. Anderson serves as the Chairman of the Nominating and Governance Committee. Messrs. Stark, Anderson and Cooper were added to the Nominating and Governance Committee concurrent with their election to the Board of Directors on September 4, 2008, September 15, 2008 and February 12, 2009, respectively.

The Nominating and Governance Committee will consider stockholder recommendations for possible nominees for election as directors when such recommendations are submitted in accordance with the Company’s bylaws and any applicable law, rule or regulation regarding director nominations. Nominations should be sent to the Corporate Secretary, c/o Prospect Capital Corporation, 10 East 40th Street, 44th Floor, New York, New York 10016. When submitting a nomination to the Company for consideration, a stockholder must provide all information that would be required under applicable SEC rules to be disclosed in connection with election of a director, including the following minimum information for each director nominee: full name, age and address; principal occupation during the past five years; current directorships on publicly held companies and investment companies; number of shares of our common stock owned, if any; and, a written consent of the individual to stand for election if nominated by the Board of Directors and to serve if elected by the stockholders. Criteria considered by the Nominating and Governance Committee in evaluating the qualifications of individuals for election as members of the Board of Directors include compliance with the independence and other applicable requirements of the Marketplace Rules of NASDAQ and the 1940 Act and all other applicable laws, rules, regulations and listing standards, the criteria, policies and principles set forth in the Nominating and Corporate Governance Committee Charter, and the ability to contribute to the effective management of the Company, taking into account our needs and such factors as the individual’s experience, perspective, skills, expertise and knowledge of the industries in which the Company operates, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication and conflicts of interest. The Nominating and Governance Committee also may consider such other factors as it may deem to be in our best interests and those of our stockholders. The Board of Directors also believes it is appropriate for certain key members of our management to participate as members of the Board of Directors.

Corporate Governance

Corporate Governance Guidelines.  Upon the recommendation of the Nominating and Governance Committee, the Board of Directors has adopted Corporate Governance Guidelines on behalf of the Company. These Corporate Governance Guidelines address, among other things, the following key corporate governance topics: director responsibilities; the size, composition, and membership criteria of the Board of Directors; composition and responsibilities of directors serving on committees of the Board of Directors; director access to officers, employees, and independent advisors; director orientation and continuing education; director compensation; and an annual performance evaluation of the Board of Directors.

Code of Conduct.  We have adopted a code of conduct which applies to, among others, our senior officers, including our Chief Executive Officer and Chief Financial Officer, as well as all of our employees. Our code of conduct is an exhibit to our Annual Report on Form 10-K filed with the SEC, and can be accessed via the Internet site of the SEC at http://www.sec.gov. We intend to disclose amendments to or waivers from a required provision of the code of conduct on Form 8-K.

Code of Ethics.  We, Prospect Capital Management and Prospect Administration have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements.

Internal Reporting and Whistle Blower Protection Policy.  The Company’s Audit Committee has established guidelines and procedures regarding the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, collectively, Accounting Matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. Persons with complaints or concerns regarding Accounting Matters may submit their complaints to our Chief Compliance Officer, or CCO. Persons who are uncomfortable submitting complaints to the CCO, including complaints involving the CCO, may submit complaints directly to our Audit Committee Chairman. Complaints may be submitted on an anonymous basis.

The CCO may be contacted at: Prospect Capital Corporation, Chief Compliance Officer, 10 East 40th Street, 44th Floor, New York, New York 10016.

The Audit Committee Chairman may be contacted at: Prospect Capital Corporation, Audit Committee Chairman, 10 East 40th Street, 44th Floor, New York, New York 10016.

Independent Directors

The Board of Directors, in connection with the 1940 Act and Marketplace Rules 4200(a)(15) and 4350(c) of NASDAQ, has considered the independence of members of the Board of Directors who are not employed by Prospect Capital Management and has concluded that Messrs. Anderson, Liebolt and Stark are not “interested persons” as defined by the 1940 Act and therefore qualify as independent directors under the standards promulgated by the Marketplace Rules of NASDAQ. In reaching this conclusion, the Board of Directors concluded that Messrs. Anderson, Liebolt and Stark had no relationships with Prospect Capital Management or any of its affiliates, other than their positions as directors of the Company and, if applicable, investments in us that are on the same terms as those of other stockholders.

Proxy Voting Policies And Procedures

We have delegated our proxy voting responsibility to Prospect Capital Management. The guidelines are reviewed periodically by Prospect Capital Management and our non-interested directors, and, accordingly, are subject to change. See “Regulation — Proxy Voting Policies and Procedures.”

Compensation of Directors and Officers

The following table sets forth information regarding the compensation received by the directors and executive officers from the Company for the fiscal year ended June 30, 2008. No compensation is paid to the interested directors by the Company.

Pension or
Retirement
	Aggregate	Benefits Accrued	Total
	Compensation	as Part of the	Compensation
	from the	Company’s	Paid to
Name and Position	Company	Expenses(1)	Director/Officer

Interested Directors
John F. Barry(2)	None	None	None
M. Grier Eliasek(2)	None	None	None
Independent Directors
Graham D.S. Anderson(3)	None	None	None
Andrew C. Cooper(4)	None	None	None
William J. Gremp(5)	$86,250	None	$86,250
F. Lee Liebolt, Jr.(6)	$80,000	None	$80,000
Walter V.E. Parker(7)	$86,250	None	$86,250
Eugene S. Stark(8)	None	None	None
Executive Officers
William E. Vastardis(9,10)	—	None	—
Brian H. Oswald(2)	None	None	None

(1)	We do not have a bonus, profit sharing or retirement plan, and directors do not receive any pension or retirement benefits.

(2)	We have not paid, and we do not intend to pay, any annual cash compensation to our executive officers for their services as executive officers. Messrs. Barry and Eliasek are compensated by Prospect Capital Management from the income Prospect Capital Management receives under the management agreement between Prospect Capital Management and us. Mr. Oswald is compensated by Prospect Administration from the income Prospect Administration receives under the Administration Agreement.

(3)	Mr. Anderson joined our Board of Directors on September 15, 2008.

(4)	Mr. Cooper joined our Board of Directors on February 12, 2009.

(5)	Mr. Gremp ceased being a member of the Board of Directors concurrent with his resignation on December 10, 2008.

(6)	Mr. Liebolt ceased being a member of the Board of Directors concurrent with the election of directors at the Company’s most recent annual meeting held on February 12, 2009.

(7)	Mr. Parker ceased being a member of the Board of Directors concurrent with his resignation on December 12, 2008.

(8)	Mr. Stark joined our Board of Directors on September 4, 2008.

(9)	Mr. Vastardis served as Chief Compliance Officer from January 4, 2005 through September 30, 2008, and served as Chief Financial Officer and Treasurer from April 30, 2005 through November 11, 2008. Mr. Vastardis served as Secretary from April 30, 2005 through June 6, 2008.

(10)	The compensation of William E. Vastardis for his service as Chief Financial Officer and Treasurer of the Company was paid by Vastardis Fund Services LLC, our sub-administrator. Vastardis Fund Services was in turn paid by the Company at a monthly minimum rate of $33,333.33 or annual fees on gross assets of 0.20% on the first $250 million, 0.15% on the next $250 million, 0.10% on the next $250 million, 0.075% on the next $250 million and 0.05% over one billion. The compensation of William E. Vastardis for his service as Chief Compliance Officer of the Company was paid by Vastardis Compliance Services LLC. Vastardis Compliance Services LLC is in turn paid by the Company at a monthly rate of $6,250. In addition, the Company pays Vastardis Compliance Services LLC for certain other services at the rate of $270 per hour. Both Vastardis Fund Services LLC and Vastardis Compliance Services LLC determine the compensation to be paid to Mr. Vastardis with respect to the Company based on a case-by-case evaluation of the time and resources that is required to fulfill his duties to the Company. For the fiscal year ending June 30, 2008, the Company paid Vastardis Compliance Services LLC $75,000 for services rendered by Mr. Vastardis as Chief Compliance Officer. For the fiscal year ending June 30, 2008, the Company paid Vastardis Fund Services LLC approximately $783,520 for services required to be provided by Prospect Administration, including, but not limited to, (a) clerical, bookkeeping and record keeping services, (b) conducting relations with custodians, depositories, transfer agents and other third-party service providers and (c) furnishing reports to Prospect Administration and the Board of Directors of the Company of its performance of obligations. In addition, the fees paid to Vastardis Fund Service LLC cover the services rendered by Mr. Vastardis as our Chief Financial Officer and Treasurer.

For the first nine months of the fiscal year ended June 30, 2008, the independent directors received an annual fee of $70,000, paid monthly in advance, plus reimbursement of any reasonable out-of-pocket expenses incurred. The chairman of each committee also received an additional annual fee of $5,000. For the last three months of the fiscal year ended June 30, 2008, the independent directors received an annual fee of $75,000, paid monthly in advance, plus $1,250 in connection with each board or committee meeting attended, and the chairman of each committee also received an additional annual fee of $5,000. The independent directors were also reimbursed for any reasonable out-of-pocket expenses incurred. No compensation was paid to directors who are interested persons of the Company as defined in 1940 Act. In addition, the Company purchases directors’ and officers’ liability insurance on behalf of the directors and officers.

Effective July 1, 2008, the independent directors received an annual fee of $90,000 plus reimbursement of any reasonable out-of-pocket expenses incurred. The chairman of the Audit Committee received an additional annual cash retainer of $7,500 and the chairman of the Nominating and Corporate Governance Committee received an additional annual cash retainer of $5,000. Effective September 15, 2008, the independent directors who do not serve on any committees of the board receive an annual fee of 11,250.

Effective October 1, 2008, the independent directors who serve on a committee of the Board receive an annual fee of $85,000 plus reimbursement of any reasonable out-of-pocket expenses incurred and committee chairmen no longer receive any additional compensation.

Effective January 12, 2009, the independent directors who serve on both committees of the Board receive an annual fee of $85,000 plus reimbursement of any reasonable out-of-pocket expenses incurred, the independent directors who serve on one committee of the Board receive an annual fee of $60,000 plus reimbursement of any reasonable out-of-pocket expenses incurred and the independent directors who do not serve on any committees of the board receive an annual fee of $11,250.

Management Services

Investment Advisory Agreement

We have entered into the Investment Advisory Agreement with Prospect Capital Management under which the Investment Adviser, subject to the overall supervision of our Board of Directors, manages the day-to-day operations of, and provides investment advisory services to, us. Under the terms of the Investment Advisory Agreement, our Investment Adviser: (i) determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes, (ii) identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and (iii) closes and monitors investments we make.

Prospect Capital Management’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. For providing these services the Investment Adviser receives a fee from us, consisting of two components: a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 2% on our gross assets (including amounts borrowed). For services rendered under the Investment Advisory Agreement, the base management fee is payable quarterly in arrears. The base management fee is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters and appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Base management fees for any partial month or quarter are appropriately prorated.

The incentive fee has two parts. The first part, the income incentive fee, is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding calendar quarter. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees and other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement described below, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment in kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to a “hurdle rate” of 1.75% per quarter (7% annualized).

The net investment income used to calculate this part of the incentive fee is also included in the amount of the gross assets used to calculate the 2% base management fee. We pay the Investment Adviser an income incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate;

•	100.00% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 125.00% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming a 7.00% annualized hurdle rate); and

•	20.00% of the amount of our pre-incentive fee net investment income, if any, that exceeds 125.00% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming a 7.00% annualized hurdle rate).

These calculations are appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

The second part of the incentive fee, the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year. In determining the capital gains incentive fee payable to the Investment Adviser, we calculate the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each investment that has been in our portfolio. For the purpose of this calculation, an “investment” is defined as the total of all rights and claims which may be asserted against a portfolio company arising out of our participation in the debt, equity, and other financial instruments issued by that company. Aggregate realized capital gains, if any, equals the sum of the differences between the aggregate net sales price of each investment and the aggregate cost basis of such investment when sold or otherwise disposed. Aggregate realized capital losses equal the sum of the amounts by which the aggregate net sales price of each investment is less than the aggregate cost basis of such investment when sold or otherwise disposed. Aggregate unrealized capital depreciation equals the sum of the differences, if negative, between the aggregate valuation of each investment and the aggregate cost basis of such investment as of the applicable calendar year-end. At the end of the applicable calendar year, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee involves netting aggregate realized capital gains against aggregate realized capital losses on a since-inception basis and then reducing this amount by the aggregate unrealized capital depreciation. If this number is positive, then the capital gains incentive fee payable is equal to 20% of such amount, less the aggregate amount of any capital gains incentive fees paid since inception.

The total base management fees earned by and paid to Prospect Capital Management during the three months ended September 30, 2008 and September 30, 2007 were $2.8 million and $1.9 million respectively, and $8.9 million, $5.4 million and $2.1 million for the twelve months ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.

The income incentive fees were $5.9 million and $1.9 million, for the three months ended September 30, 2008 and September 30, 2007 respectively, and $11.3 million, $5.8 million and $1.8 million for the twelve months ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively. No capital gains incentive fees were earned for the three months ended September 30, 2008 and September 30, 2007.

The total investment advisory fees were $8.7 million, and $3.8 million for the three months ended September 30, 2008 and September 30, 2007 respectively, and $20.2 million, $11.2 million and $3.9 million for the twelve months ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.

Because of the structure of the incentive fee, it is possible that we may have to pay an incentive fee in a quarter where we incur a loss. For example, if we receive pre-incentive fee net investment income in excess of the hurdle rate for a quarter, we will pay the applicable income incentive fee even if we have incurred negative total return in that quarter due to realized or unrealized losses on our investments.

Examples of Quarterly Incentive Fee Calculation

Example 1: Income Incentive Fee(*):

Alternative 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%

Hurdle rate(1) = 1.75%

Base management fee(2) = 0.50%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-incentive fee net investment income (investment income — (base management fee + other expenses)) = 0.55%

Pre-incentive net investment income does not exceed hurdle rate, therefore there is no income incentive fee.

Alternative 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.70%

Hurdle rate(1) = 1.75%

Base management fee(2) = 0.50%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-incentive fee net investment income (investment income — (base management fee + other expenses)) = 2%

Pre-incentive net investment income exceeds hurdle rate, therefore there is an income incentive fee payable by us to our Investment Adviser.

Income incentive Fee	= 100% × “Catch Up” + the greater of 0% AND (20% × (pre-incentive fee net investment income − 2.1875%)

= (100% × (2% − 1.75%)) + 0%

= 100% × 0.25% + 0%

= 0.25%

Alternative 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3%

Hurdle rate(1) = 1.75%

Base management fee(2) = 0.50%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-incentive fee net investment income (investment income — (base management fee + other expenses)) = 2.30%

 (*) The hypothetical amount of pre-incentive fee net investment income shown is based on a percentage of total net assets.
 (1) Represents 7% annualized hurdle rate.
 (2) Represents 2% annualized base management fee.
 (3) Excludes organizational and offering expenses.

Pre-incentive net investment income exceeds hurdle rate, therefore there is an income incentive fee payable by us to our Investment Adviser.

Income incentive Fee	= 100% × “Catch Up” + the greater of 0% AND (20% × (pre-incentive fee net investment income − 2.1875%)

= (100% × (2.1875% — 1.75%)) + the greater of 0% AND (20% × (2.30% — 2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%)

= 0.4375% + 0.0225%

= 0.46%

Example 2:  Capital Gains Incentive Fee:

Alternative 1

Assumptions

•	Year 1: $20 million investment made

•	Year 2: Fair market value, or FMV of investment determined to be $22 million

•	Year 3: FMV of investment determined to be $17 million

•	Year 4: Investment sold for $21 million

The impact, if any, on the capital gains portion of the incentive fee would be:

•	Year 1: No impact

•	Year 2: No impact

•	Year 3: Decrease base amount on which the second part of the incentive fee is calculated by $3 million (unrealized capital depreciation)

•	Year 4: Increase base amount on which the second part of the incentive fee is calculated by $4 million ($1 million of realized capital gain and $3 million reversal in unrealized capital depreciation)

Alternative 2

Assumptions

•	Year 1: $20 million investment made

•	Year 2: FMV of investment determined to be $17 million

•	Year 3: FMV of investment determined to be $17 million

•	Year 4: FMV of investment determined to be $21 million

•	Year 5: FMV of investment determined to be $18 million

•	Year 6: Investment sold for $15 million

The impact, if any, on the capital gains portion of the incentive fee would be:

•	Year 1: No impact

•	Year 2: Decrease base amount on which the second part of the incentive fee is calculated by $3 million (unrealized capital depreciation)

•	Year 3: No impact

•	Year 4: Increase base amount on which the second part of the incentive fee is calculated by $3 million (reversal in unrealized capital depreciation)

•	Year 5: Decrease base amount on which the second part of the incentive fee is calculated by $2 million (unrealized capital depreciation)

•	Year 6: Decrease base amount on which the second part of the incentive fee is calculated by $3 million ($5 million of realized capital loss offset by a $2 million reversal in unrealized capital depreciation)

Alternative 3

Assumptions

•	Year 1: $20 million investment made in company A, or Investment A, and $20 million investment made in company B, or Investment B

•	Year 2: FMV of Investment A is determined to be $21 million, and Investment B is sold for $18 million

•	Year 3: Investment A is sold for $23 million

The impact, if any, on the capital gains portion of the incentive fee would be:

•	Year 1: No impact

•	Year 2: Decrease base amount on which the second part of the incentive fee is calculated by $2 million (realized capital loss on Investment B)

•	Year 3: Increase base amount on which the second part of the incentive fee is calculated by $3 million (realized capital gain on Investment A)

Alternative 4

Assumptions

•	Year 1: $20 million investment made in company A, or Investment A, and $20 million investment made in company B, or Investment B

•	Year 2: FMV of Investment A is determined to be $21 million, and FMV of Investment B is determined to be $17 million

•	Year 3: FMV of Investment A is determined to be $18 million, and FMV of Investment B is determined to be $18 million

•	Year 4: FMV of Investment A is determined to be $19 million, and FMV of Investment B is determined to be $21 million

•	Year 5: Investment A is sold for $17 million, and Investment B is sold for $23 million

The impact, if any, on the capital gains portion of the incentive fee would be:

•	Year 1: No impact

•	Year 2: Decrease base amount on which the second part of the incentive fee is calculated by $3 million (unrealized capital depreciation on Investment B)

•	Year 3: Decrease base amount on which the second part of the incentive fee is calculated by $1 million ($2 million in unrealized capital depreciation on Investment A and $1 million recovery in unrealized capital depreciation on Investment B)

•	Year 4: Increase base amount on which the second part of the incentive fee is calculated by $3 million ($1 million recovery in unrealized capital depreciation on Investment A and $2 million recovery in unrealized capital depreciation on Investment B)

•	Year 5: Increase base amount on which the second part of the incentive fee is calculated by $1 million ($3 million realized capital gain on Investment B offset by $3 million realized capital loss on Investment A plus a $1 million reversal in unrealized capital depreciation on Investment A from Year 4)

Payment of our expenses

All investment professionals of the Investment Adviser and its staff, when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, will be provided and paid for by the Investment Adviser. We bear all other costs and expenses of our operations and transactions, including those relating to: organization and offering; calculation of our net asset value (including the cost and expenses of any independent valuation firm); expenses incurred by Prospect Capital Management payable to third parties, including agents, consultants or other advisers (such as independent valuation firms, accountants and legal counsel), in monitoring our financial and legal affairs and in monitoring our investments and performing due diligence on our prospective portfolio companies; interest payable on debt, if any, and dividends payable on preferred stock, if any, incurred to finance our investments; offerings of our debt, our preferred shares, our common stock and other securities; investment advisory fees; fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, evaluating and making investments; transfer agent and custodial fees; registration fees; listing fees; taxes; independent directors’ fees and expenses; costs of preparing and filing reports or other documents with the SEC; the costs of any reports, proxy statements or other notices to stockholders, including printing costs; our allocable portion of the fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums; direct costs and expenses of administration, including auditor and legal costs; and all other expenses incurred by us, by our Investment Adviser or by Prospect Administration in connection with administering our business, such as our allocable portion of overhead under the Administration Agreement, including rent and our allocable portion of the costs of our chief compliance officer and chief financial officer and their respective staffs under the sub-administration agreement, as further described below.

Duration and termination

The Investment Advisory Agreement was originally approved by our Board of Directors on June 23, 2004 and was re-approved by the Board of Directors on June 6, 2008 for an additional one-year term expiring June 22, 2009. Unless terminated earlier as described below, it will remain in effect from year to year thereafter if approved annually by our Board of Directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. The Investment Advisory Agreement will automatically terminate in the event of its assignment. The Investment Advisory Agreement may be terminated by either party without penalty upon not more than 60 days’ written notice to the other. See “Risk factors — Risks Relating to Our Business — We are dependent upon Prospect Capital Management’s key management personnel for our future success.”

Administration Agreement

We have also entered into an Administration Agreement with Prospect Administration under which Prospect Administration, among other things, provides (or arranges for the provision of) administrative services and facilities for us. For providing these services, we reimburse Prospect Administration for our allocable portion of overhead incurred by Prospect Administration in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of our chief compliance officer and chief financial officer and their respective staffs. Under this agreement, Prospect Administration furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Prospect Administration also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, Prospect Administration assists us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Under the Administration Agreement, Prospect Administration also provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance. The

Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. Prospect Administration is a wholly owned subsidiary of our Investment Adviser.

Prospect Administration, pursuant to the approval of our Board of Directors, has engaged Vastardis to serve as our sub-administrator to perform certain services required of Prospect Administration. Under the sub-administration agreement, Vastardis provides us with office facilities, equipment, clerical, bookkeeping and record keeping services at such facilities. Vastardis also conducts relations with custodians, depositories, transfer agents, dividend disbursing agents, other stockholder servicing agents, accountants, corporate fiduciaries, and such other persons in any such other capacity deemed to be necessary or desirable. Vastardis provides reports to the Administrator and the Board of Directors of its performance of obligations and furnishes advice and recommendations with respect to such other aspects of our business and affairs as it shall determine to be desirable. In May 2006, the engagement was revised and renewed as an asset-based fee on a sliding scale starting at 0.20% on the first $250 million in gross assets and ending at 0.05% on gross assets over $1 billion with a $400,000 annual minimum, payable monthly. Vastardis does not provide any advice or recommendation relating to the securities and other assets that we should purchase, retain or sell or any other investment advisory services to us. Vastardis is responsible for the financial and other records that either we (or the Administrator on our behalf) are required to maintain and prepares reports to stockholders, and reports and other materials filed with the SEC. In addition, Vastardis assists us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns, and the printing and dissemination of reports to our stockholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

We reimbursed Prospect Administration $0.589 million and $0.259 million, for the three months ended September 30, 2008 and September 30, 2007 respectively, and $2.139 million, $0.785 million and $0.310 million for the twelve months ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively, for services it provided to the Company at cost.

Indemnification

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Capital Management and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Capital Management’s services under the Investment Advisory Agreement or otherwise as our Investment Adviser.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration’s services under the Administration Agreement or otherwise as our administrator.

Under the sub-administration agreement, Vastardis and its officers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with Vastardis, are not liable to the Administrator or to us for any action taken or omitted to be taken by Vastardis in connection with the performance of any of its duties or obligations or otherwise as sub-administrator for the Administrator on our behalf. The agreement also provides that, absent willful misfeasance, bad faith or negligence in the performance of Vastardis’ duties or by reason of the reckless disregard of Vastardis’ duties and obligations, Vastardis and its officers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with Vastardis are entitled to indemnification from the Administrator and us. All damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding

(including an action or suit by or in the right of the Administrator or us or our security holders) arising out of or otherwise based upon the performance of any of Vastardis’ duties or obligations under the agreement or otherwise as sub-administrator for the Administrator on our behalf.

Board of Directors approval of the Investment Advisory Agreement

On June 6, 2008, our Board of Directors voted unanimously to renew the Investment Advisory Agreement for the 12-month period ending June 22, 2009. In its consideration of the Investment Advisory Agreement, the Board of Directors focused on information it had received relating to, among other things: (a) the nature, quality and extent of the advisory and other services to be provided to us by Prospect Capital Management; (b) comparative data with respect to advisory fees or expense ratios paid by other business development companies with similar investment objectives; (c) our projected operating expenses; (d) the projected profitability of Prospect Capital Management and any existing and potential sources of indirect income to Prospect Capital Management or Prospect Administration from their relationships with us and the profitability of those relationships; (e) information about the services to be performed and the personnel performing such services under the Investment Advisory Agreement; (f) the organizational capability and financial condition of Prospect Capital Management and its affiliates and (g) the possibility of obtaining similar services from other third party service providers or through an internally managed structure. In approving the renewal of the Investment Advisory Agreement, the Board of Directors, including all of the directors who are not “interested persons,” considered the following:

•	Nature, Quality and Extent of Services. The Board of Directors considered the nature, extent and quality of the investment selection process employed by Prospect Capital Management. The Board of Directors also considered Prospect Capital Management’s personnel and their prior experience in connection with the types of investments made by us. The Board of Directors concluded that the services to be provided under the Investment Advisory Agreement are generally the same as those of comparable business development companies described in the available market data.

•	Investment Performance. The Board of Directors reviewed our investment performance as well as comparative data with respect to the investment performance of other externally managed business development companies. The Board of Directors concluded that Prospect Capital Management was delivering results consistent with our investment objective and that our investment performance was satisfactory when compared to comparable business development companies.

•	The reasonableness of the fees paid to Prospect Capital Management. The Board of Directors considered comparative data based on publicly available information on other business development companies with respect to services rendered and the advisory fees (including the management fees and incentive fees) of other business development companies as well as our projected operating expenses and expense ratio compared to other business development companies. The Board of Directors, on behalf of the Company, also considered the profitability of Prospect Capital Management. Based upon its review, the Board of Directors concluded that the fees to be paid under the Investment Advisory Agreement are reasonable compared to other business development companies.

•	Economies of Scale. The Board of Directors considered information about the potential of Prospect Capital Management to realize economies of scale in managing our assets, and determined that at this time there were not economies of scale to be realized by Prospect Capital Management.

Based on the information reviewed and the discussions detailed above, the Board of Directors (including all of the directors who are not “interested persons”) concluded that the investment advisory fee rates and terms are fair and reasonable in relation to the services provided and approved the renewal of the Investment Advisory Agreement with Prospect Capital Management as being in the best interests of the Company and its stockholders.

Portfolio Managers

The following individuals function as portfolio managers primarily responsible for the day-to-day management of our portfolio. Our portfolio managers are not responsible for day-to-day management of any other accounts. For a description of their principal occupations for the past five years, see above.

		Length of Service
Name	Position	with Company (Years)

John F. Barry	Chairman and Chief Executive Officer	4
M. Grier Eliasek	President and Chief Operating Officer	4

Mr. Eliasek receive compensation from the Company. Mr. Eliasek receives a salary and bonus from Prospect Capital Management that takes into account his role as a senior officer of the Company and of Prospect Capital Management, his performance and the performance of each of Prospect Capital Management and the Company. Mr. Barry receives no compensation from the Company. Mr. Barry, as the sole member of Prospect Capital Management, receives a salary and/or bonus from Prospect Capital Management and is entitled to equity distributions after all other obligations of Prospect Capital Management are met.

The following table sets forth the dollar range of our common stock beneficially owned by each of the portfolio managers described above as of January 29, 2009.

	Aggregate Dollar Range of
	Common Stock Beneficially Owned
Name	by Prospect Capital Management

John F. Barry	Over $	100,000
M. Grier Eliasek	Over $	100,000

Managerial Assistance

As a business development company, we offer, and must provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. We may receive fees for these services. Such fees, if received by us, and not other entities, may not always qualify as “good income” for purposes of the 90% income test that we must meet each year to qualify as a RIC. Prospect Administration provides such managerial assistance on our behalf to portfolio companies and is compensated therefore when we are required to provide this assistance. We received $0.2 million and $0.2 million in managerial assistance for the three months ended September 30, 2008 and September 30, 2007 respectively, and $0.7 million, $0.5 million and $0.2 million in managerial assistance for the twelve months ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively. These fees are paid to the Administrator.

License Agreement

We entered into a license agreement with Prospect Capital Management, pursuant to which Prospect Capital Management agreed to grant us a nonexclusive, royalty free license to use the name “Prospect Capital.” Under this agreement, we have a right to use the Prospect Capital name, for so long as Prospect Capital Management or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we have no legal right to the Prospect Capital name. This license agreement will remain in effect for so long as the Investment Advisory Agreement with our Investment Adviser is in effect.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

We have entered into the Investment Advisory Agreement with Prospect Capital Management. Our Chairman of the Board of Directors is the sole member of and controls Prospect Capital Management. Our senior management may in the future also serve as principals of other investment managers affiliated with Prospect Capital Management that may in the future manage investment funds with investment objectives similar to ours. In addition, our executive officers and directors and the principals of Prospect Capital

Management may serve as officers, directors or principals of entities that operate in the same or related lines of business as we do or of investment funds managed by affiliates. Accordingly, we may not be given the opportunity to participate in certain investments made by investment funds managed by advisers affiliated with Prospect Capital Management. However, our Investment Adviser and other members of the affiliated present and predecessor companies of Prospect Capital Management intend to allocate investment opportunities in a fair and equitable manner consistent with our investment objectives and strategies so that we are not disadvantaged in relation to any other client. See “Risk Factors — Risks Relating To Our Business — Potential conflicts of interest could impact our investment returns.”

In addition, pursuant to the terms of the Administration Agreement, Prospect Administration provides, or arranges to provide, the Company with the office facilities and administrative services necessary to conduct our day-to-day operations. Prospect Capital Management is the sole member of and controls Prospect Administration. Prospect Administration, pursuant to the approval of our Board of Directors, has engaged Vastardis to serve as the sub-administrator of the Company.

We have no intention of investing in any portfolio company in which Prospect Capital Management or any affiliate currently has an investment.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

As of March 17, 2009, there were no persons that owned 25% or more of our outstanding voting securities, and we believe no person should be deemed to control us, as such term is defined in the 1940 Act.

The following table sets forth, as of March 17, 2009, certain ownership information with respect to our common stock for those persons who directly or indirectly own, control or hold with the power to vote, 5% or more of our outstanding common stock and all officers and directors, as a group. Unless otherwise indicated, we believe that the beneficial owners set forth in the tables below have sole voting and investment power.

			Percentage of
			Common Stock
Name and Address	Type of Ownership	Shares Owned	Outstanding(1)

Prospect Capital Management LLC(2)	Record and beneficial	826,635	2.56%
All officers and directors as a group (7 persons)(3)	Record and beneficial	1,416,100	4.21%

(1)	Does not reflect shares of common stock reserved for issuance upon any exercise of any underwriters’ overallotment option.

(2)	John F. Barry is a control person of Prospect Capital Management.

(3)	Represents shares of common stock held by Prospect Capital Management. Because John F. Barry controls Prospect Capital Management, he may be deemed to be the beneficial owner of shares of our common stock held by Prospect Capital Management. The address for all officers and directors is c/o Prospect Capital Corporation, 10 East 40th Street, 44th Floor, New York, NY 10016.

The following table sets forth the dollar range of our equity securities beneficially owned by each of our directors and officers as of January 16, 2009. We are not part of a “family of investment companies” as that term is defined in the 1940 Act.

Dollar Range of Equity
Name of Director or Officer	Securities in the Company(1)

Independent Directors
Graham D.S. Anderson	$10,001 — $50,000
Andrew C. Cooper	none
Eugene S. Stark	$10,001 — $50,000
Interested Directors
John F. Barry III(2)	Over $100,000
M. Grier Eliasek	Over $100,000
Officer
Brian H. Oswald(3)	$50,001 — $100,000

(1)	Dollar ranges are as follows: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000 or over $100,000.

(2)	Represents an indirect beneficial ownership in shares of our common stock, that are beneficially owned directly by Prospect Capital Management, by reason of Mr. Barry’s position as a control person of Prospect Capital Management.

(3)	Mr. William E. Vastardis was also the Chief Compliance Officer until September 30, 2008. On October 1, 2008, Brian H. Oswald assumed this role and effective November 11, 2008, Mr. Oswald also assumed the roles of Chief Financial Officer and Treasurer, replacing Mr. Vastardis. Mr. Oswald is also the Secretary of the Company.

PORTFOLIO COMPANIES

The following is a listing of our portfolio companies at September 30, 2008. Values are as of September 30, 2008.

The portfolio companies are presented in three categories: “companies more than 25% owned” are portfolio companies in which we directly or indirectly own more than 25% of the outstanding voting securities of such portfolio company and, therefore, are presumed to be controlled by us under the 1940 Act; “companies owned 5% to 25%” are portfolio companies where we directly or indirectly own 5% to 25% of the outstanding voting securities of such portfolio company and/or hold one or more seats on the portfolio company’s Board of Directors and, therefore, are deemed to be an affiliated person under the 1940 Act; “companies less than 5% owned” are portfolio companies where we directly or indirectly own less than 5% of the outstanding voting securities of such portfolio company and where we have no other affiliations with such portfolio company. As of September 30, 2008, we owned 100% of the fully diluted common equity of GSHI, 51% of the common equity of WEPI, 49% of the fully diluted common equity of Integrated, 79.83% of the fully diluted common equity of Iron Horse, 80% of the fully diluted common equity of NRG, 74.51% of the fully diluted equity of R-V, 76.55% of the fully diluted common equity of Ajax and 100% of the fully diluted common equity of Yatesville. We make available significant managerial assistance to our portfolio companies.

We generally request and may receive rights to observe the meetings of our portfolio companies’ Boards of Directors.

					Equity
	Nature of its				Securities
Name of Portfolio	Principal Business	Title and Class of			Held, at	Loans, at
Company	(Location)	Securities Held	Collateral Held	Investment Structure	Fair Value	Fair Value
					(In millions)	(In millions)

Companies more than 25% owned
Ajax Rolled Ring and Machine	Manufacturing (South Carolina)	Senior secured debt, subordinated secured debt, preferred stock and common equity	First priority lien on substantially all assets	Common shares; Preferred shares; Senior secured note Tranche A, 10.50% due 4/01/2013; Subordinated secured note Tranche B, 11.50% plus 6.00% PIK due 4/01/2013	6.1	33.2
C&J Cladding LLC	Metal services (Texas)	Senior secured debt and warrants	First priority lien on substantially all assets	Warrants, common shares, expiring 3/30/2014; Senior secured note, 14.00% due 3/30/2012	5.2	4.0
Gas Solutions Holdings, Inc.	Gas gathering and processing (Texas)	Senior secured debt and common equity	First priority lien on substantially all assets	Common shares; Senior secured note, 18.00% due 12/22/2018	52.2	25.0
Integrated Contract Services, Inc.	Contracting (North Carolina)	Senior and junior secured debt, preferred stock and common equity	First priority lien on substantially all assets	Common shares; Preferred shares; Senior and junior secured notes, 7.00% plus 7.00% PIK due 9/30/2010; Senior demand note, 15.00% due 6/30/2009	0.0	5.0
Iron Horse Coiled Tubing, Inc.	Production services (Alberta, Canada)	Senior secured debt, bridge loan and common equity	First priority lien on substantially all assets	Common shares; Senior secured note, 15.00% due 4/19/2009; Bridge loan, 15.00% plus 3.00% PIK due 4/30/2009	0.0	13.3
NRG Manufacturing, Inc.	Manufacturing (Texas)	Senior secured debt and common equity	First priority lien on substantially all assets	Common shares; Senior secured note, 16.50% due 8/31/2011	10.6	13.1
R-V Industries, Inc.	Manufacturing (Pennsylvania)	Warrants and common equity	N/A — loan repaid.	Common shares; Warrants, common shares, expiring 6/30/2017	12.0	0.0
Worcester Energy Partners, Inc.	Biomass power (Maine)	Senior secured debt, convertible preferred stock and common equity	First priority lien on substantially all assets	Common shares; Convertible Preferred shares; Senior secured note, 12.50% due 12/31/2012	0.0	10.9
Yatesville Coal Holdings, Inc.	Mining and coal production (Kentucky)	Senior and junior secured debt and common equity	First priority lien on substantially all assets	Common shares; Senior secured note, 15.66% due 12/31/2010; Junior secured note, 15.66% due 12/31/2010	0.0	25.8

					Equity
	Nature of its				Securities
Name of Portfolio	Principal Business	Title and Class of			Held, at	Loans, at
Company	(Location)	Securities Held	Collateral Held	Investment Structure	Fair Value	Fair Value
					(In millions)	(In millions)

Companies 5% to 25% owned
Appalachian Energy Holdings LLC	Construction services (West Virginia)	Senior secured debt, warrants and preferred units	First priority lien on substantially all assets	Preferred units; Warrants, common shares, expiring 2/13/2016, 6/17/2018, 11/30/2018; Senior secured note Tranche A, 14.00% plus 3.00% PIK plus 3.00% default interest due 1/31/2011; Senior secured note Tranche B, 14.00% plus 3.00% PIK due 5/01/2009	0.1	4.1
Biotronic NeuroNetwork	Healthcare (Michigan)	Senior secured debt and preferred stock	First priority lien on substantially all assets	Preferred shares; Senior secured note, 11.50%, 1.00% PIK due 2/21/2013	2.6	24.9
Companies less than 5% owned
American Gilsonite Company	Specialty minerals (Utah)	Subordinated secured debt and membership interests	Second priority lien on substantially all assets	Membership interests; Subordinated secured note, 12.00% plus 3.00% PIK due 3/14/2013	2.3	14.9
Castro Cheese Company, Inc.	Food products (Texas)	Junior secured debt	Second priority lien on substantially all assets	Junior secured note, 11.00% plus 2.00% PIK due 2/28/2013	0.0	7.1
Conquest Cherokee LLC	Oil and gas production (Tennessee)	Senior secured debt, net profits interest and overriding royalty interest	First priority lien on substantially all assets	Overriding royalty interest, 5.00%; net profits interest, 10.00% Senior secured note, 13.00% due 5/05/2009	0.0	9.4
Deb Shops, Inc.	Retail (Pennsylvania)	Second lien debt	Second priority lien on substantially all assets	Second lien note, 10.16% due 10/23/2014;	0.0	10.1
Diamondback Operating LP	Oil and gas production (Oklahoma)	Senior secured debt and net profit interest	First priority lien on substantially all assets	Net profit interest, 15.00%; Senior secured note, 12.00% plus 2.00% PIK due 8/27/2011	0.0	8.9
Freedom Marine Services LLC	Shipping vessels (Louisiana)	Subordinated secured debt and net profit interest	Second priority lien on substantially all assets	Net profit interest, 22.50%; Subordinated secured note, 12.00% plus 4.00% PIK due 12/31/2011	0.0	7.0
H&M Oil & Gas LLC	Oil and gas production (Texas)	Senior secured debt and net profit interest	First priority lien on substantially all assets	Net profit interest, 8.00%; Senior secured note, 13.00% due 6/30/2010	0.0	48.8
IEC Systems LP/ Advanced Rig Services LLC (“ARS”)	Oilfield fabrication (Texas)	Senior secured debt	First priority lien on substantially all assets	Senior secured notes 12.00% plus 3.00% PIK due 11/20/2012	0.0	36.2
Maverick Healthcare LLC	Healthcare (Arizona)	Second lien debt, preferred units and common units	Second priority lien on substantially all assets	Common units; Preferred units; Second lien debt, 12.00% plus 1.50% PIK due 4/30/2014	1.4	12.1

					Equity
	Nature of its				Securities
Name of Portfolio	Principal Business	Title and Class of			Held, at	Loans, at
Company	(Location)	Securities Held	Collateral Held	Investment Structure	Fair Value	Fair Value
					(In millions)	(In millions)

Miller Petroleum, Inc.	Oil and gas production (Tennessee)	Warrants	N/A — loan repaid	Warrants, expiring 5/04/2010 through 12/31/2013	0.1	0.0
Peerless Manufacturing Co.	Manufacturing (Texas)	Subordinated secured debt	Second priority lien on substantially all assets	Subordinated secured debt, 11.50% plus 3.50% PIK due 4/29/2013	0.0	20.0
Qualitest Pharmaceuticals, Inc.	Pharmaceuticals (Alabama)	Second lien debt	Second priority lien on substantially all assets	Second lien debt, 8.96% due 4/30/2015	0.0	9.7
Regional Management Corp.	Financial services (South Carolina)	Subordinated secured debt	Second priority lien on substantially all assets	Subordinated secured note, 12.00% plus 2.00% PIK due 6/29/2012	0.0	21.5
Resco Products, Inc.	Manufacturing (Pennsylvania)	Second lien debt	Second priority lien on substantially all assets	Second lien debt, 10.20% due 6/22/2014	0.0	8.2
Shearer’s Foods, Inc.	Food products (Ohio)	Second lien debt and membership interests	Common equity; Second priority lien on substantially all assets	Membership interests; Second lien debt, 14.00% due 10/31/2013	3.5	17.7
Stryker Energy LLC	Oil and gas production (Ohio)	Subordinated secured revolving credit facility and overriding royalty interest	Second priority lien on substantially all assets	Overriding royalty interest, 3.50%; Subordinated secured revolving credit facility, 12.00% due 12/01/2011	0.0	28.6
TriZetto Group	Healthcare (California)	Subordinated unsecured debt	Unsecured	Subordinated unsecured note, 12.00% plus 1.50% PIK due 10/01/2016	0.0	13.9
Unitek	Technical services (Pennsylvania)	Second lien debt	Second priority lien on substantially all assets	Second lien debt, 14.50% due 12/31/2013	0.0	11.3
Wind River Resources Corp. and Wind River II Corp.	Oil and gas production (Utah)	Senior secured debt and net profit interest	First priority lien on substantially all assets	Senior secured note, 13.00% due 7/31/2010; net profit interest, 5.00%	0.0	13.6

DETERMINATION OF NET ASSET VALUE

The net asset value per share of our outstanding shares of common stock will be determined quarterly by dividing the value of total assets minus liabilities by the total number of shares outstanding.

In calculating the value of our total assets, we will value investments for which market quotations are readily available at such market quotations. Short-term investments which mature in 60 days or less, such as U.S. Treasury bills, are valued at amortized cost, which approximates market value. The amortized cost method involves recording a security at its cost (which we define as principal amount plus any premium and less any discount) on the date of purchase and thereafter amortizing/accreting that difference between the principal amount due at maturity and cost assuming a constant yield to maturity as determined at the time of purchase. Short-term securities which mature in more than 60 days are valued at current market quotations by an independent pricing service or at the mean between the bid and ask prices obtained from at least two brokers or dealers (if available, or otherwise by a principal market maker or a primary market dealer). Investments in money market mutual funds are valued at their net asset value as of the close of business on the day of valuation.

Most of the investments in our portfolio do not have market quotations which are readily available, meaning the investments do not have actively traded markets. Debt and equity securities for which market quotations are not readily available are valued with the assistance of an independent valuation service using a documented valuation policy and a valuation process that is consistently applied under the direction of our Board of Directors. For a discussion of the risks inherent in determining the value of securities for which readily available market values do not exist, see “Risk Factors — Risks Relating to Our Business — Most of our portfolio investments are recorded at fair value as determined in good faith by our Board of Directors and, as a result, there is uncertainty as to the value of our portfolio investments.”

The factors that may be taken into account in valuing such investments include, as relevant, the portfolio company’s ability to make payments, its estimated earnings and projected discounted cash flows, the nature and realizable value of any collateral, the financial environment in which the portfolio company operates, comparisons to securities of similar publicly-traded companies, changes in interest rates for similar debt instruments and other relevant factors. Due to the inherent uncertainty of determining the fair value of investments that do not have readily available market quotations, the fair value of these investments may differ significantly from the values that would have been used had such market quotations existed for such investments, and any such differences could be material.

As part of the fair valuation process, the independent valuation firm engaged by the Board of Directors performs a review of each debt and equity investment with management and provides a range of values for each investment, which, along with management’s valuation recommendations, is reviewed by management and the Audit Committee. The independent valuation firm may adjust their preliminary evaluations to reflect comments provided by management and the Audit Committee. The Audit Committee reviews the final valuation report and management’s valuation recommendations and makes a recommendation to the Board of Directors based on its analysis of the methodologies employed and the various weights that should be accorded to each portion of the valuation as well as factors that the independent valuation firm and management may not have included in their evaluation processes. The Board of Directors then evaluates the Audit Committee recommendations and undertakes a similar analysis to determine the fair value of each investment in the portfolio in good faith.

Determination of fair values involves subjective judgments and estimates not susceptible to substantiation by auditing procedures. Accordingly, under current accounting standards, the notes to our financial statements will refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements.

SALES OF COMMON STOCK BELOW NET ASSET VALUE

At our annual meeting of stockholders held on February 12, 2009, our stockholders approved our ability to sell an unlimited number of shares of our common stock at any level of discount from net asset value (NAV) per share during the twelve-month period following such approval. In order to sell shares pursuant to this authorization a majority of our directors who have no financial interest in the sale and a majority of our independent directors must (a) find that the sale is in our best interests and in the best interests of our stockholders, and (b) in consultation with any underwriter or underwriters of the offering, make a good faith determination as of a time either immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares, or immediately prior to the issuance of such shares, that the price at which such shares are to be sold is not less than a price which closely approximates the market value of such shares, less any distributing commission or discount. We are permitted to sell shares of common stock below NAV per share in rights offerings although we will not do so under this prospectus. Any offering of common stock below NAV per share will be designed to raise capital for investment in accordance with our investment objective.

In making a determination that an offering below NAV per share is in our and our stockholders’ best interests, our Board of Directors would consider a variety of factors including:

•	The effect that an offering below NAV per share would have on our stockholders, including the potential dilution they would experience as a result of the offering;

•	The amount per share by which the offering price per share and the net proceeds per share are less than the most recently determined NAV per share;

•	The relationship of recent market prices of par common stock to NAV per share and the potential impact of the offering on the market price per share of our common stock;

•	Whether the estimated offering price would closely approximate the market value of our shares;

•	The potential market impact of being able to raise capital during the current financial market difficulties;

•	The nature of any new investors anticipated to acquire shares in the offering;

•	The anticipated rate of return on and quality, type and availability of investments; and

•	The leverage available to us.

Our Board of Directors would also consider the fact that sales of common stock at a discount will benefit our Advisor as the Advisor will earn additional investment management fees on the proceeds of such offerings, as it would from the offering of any other securities of the Company or from the offering of common stock at premium to NAV per share.

We will not sell shares under a prospectus supplement to the post-effective amendment to the registration statement of which this prospectus forms a part (the “current amendment”) if the cumulative dilution to the Company’s NAV per share from offerings under the current amendment exceeds 15%. This would be measured separately for each offering pursuant to the current amendment by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the percentage from each offering. For example, if our most recently determined NAV at the time of the first offering is $12.42 and we have 43 million shares outstanding, sale of 12 million shares at net proceeds to us of $6.21 per share (a 50% discount) would produce dilution of 10.91%. If we subsequently determined that our NAV per share increased to $13.00 on the then 55 million shares outstanding and then made an additional offering, we could, for example, sell approximately an additional 4.9 million shares at net proceeds to us of $6.50 per share, which would produce dilution of 4.09%, before we would reach the aggregate 15% limit. If we file a new post-effective amendment, the threshold would reset.

Sales by us of our common stock at a discount from NAV pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering.

The following three headings and accompanying tables will explain and provide hypothetical examples on the impact of an offering at a price less than NAV per share on three different set of investors:

•	existing shareholders who do not purchase any shares in the offering

•	existing shareholders who purchase a relatively small amount of shares in the offering or a relatively large amount of shares in the offering

•	new investors who become shareholders by purchasing shares in the offering.

Impact On Existing Stockholders Who Do Not Participate in the Offering

Our existing stockholders who do not participate in an offering below NAV per share or who do not buy additional shares in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential risks. These stockholders will experience an immediate decrease (often called dilution) in the NAV of the shares they hold and their NAV per share. These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we will experience in our assets, potential earning power and voting interests due to the offering. These shareholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of NAV dilution that would be experienced by a nonparticipating stockholder in three different hypothetical offerings of different sizes and levels of discount from NAV per share. It is not possible to predict the level of market price decline that may occur.

The examples assume that the issuer has 43,000,000 common shares outstanding, $690,000,000 in total assets and $155,940,000 in total liabilities. The current NAV and NAV per share are thus $534,060,000 and $12.42. The chart illustrates the dilutive effect on Stockholder A of (1) an offering of 2,150,000 shares (5% of the outstanding shares) at $11.80 per share after offering expenses and commission (a 5% discount from NAV), (2) an offering of 4,300,000 shares (10% of the outstanding shares) at $11.18 per share after offering expenses and commissions (a 10% discount from NAV) and (3) an offering of 8,600,000 shares (20% of the outstanding shares) at $9.94 per share after offering expenses and commissions (a 20% discount from NAV). The prospectus supplement pursuant to which any discounted offering is made will include a chart based on the actual number of shares in such offering and the actual discount to the most recently determined NAV.

		Example 1		Example 2		Example 3
		5% Offering		10% Offering		20% Offering
	Prior to	at 5% Discount		at 10% Discount		at 20% Discount
	Sale Below	Following	%	Following	%	Following	%
	NAV	Sale	Change	Sale	Change	Sale	Change

Offering Price
Price per Share to Public		$12.42	—	$11.77	—	$10.46	—
Net Proceeds per Share to Issuer		$11.80	—	$11.18	—	$9.94	—
Decrease to NAV
Total Shares Outstanding	43,000,000	45,150,000	5.00%	47,300,000	10.00%	51,600,000	20.00%
NAV per Share	$12.42	$12.39	(0.24)%	$12.31	(0.91)%	$12.01	(3.33)%
Dilution to Nonparticipating Stockholder
Shares Held by Stockholder A	43,000	43,000	0.00%	43,000	0.00%	43,000	0.00%
Percentage Held by Stockholder A	0.10%	0.10%	(4.76)%	0.09%	(9.09)%	0.08%	(16.67)%
Total NAV Held by Stockholder A	$534,060	$532,788	(0.24)%	$529,205	(0.91)%	$516,258	(3.33)%
Total Investment by Stockholder A (Assumed to be $12.42 per Share)	$534,060	$534,060		$534,060		$534,060
Total Dilution to Stockholder A (Total NAV Less Total Investment)		$(1,272)		$(4,855)		$(17,802)
NAV per Share Held by Stockholder A		$12.39		$12.31		$12.01
Investment per Share Held by Stockholder A (Assumed to be $12.42 per Share on Shares Held Prior to Sale)	$12.42	$12.42		$12.42		$12.42
Dilution per Share Held by Stockholder A (NAV per Share Less Investment per Share)		$(0.03)		$(0.11)		$(0.41)
Percentage Dilution to Stockholder A (Dilution per Share Divided by Investment per Share)			(0.24)%		(0.92)%		(3.45)%

Impact On Existing Stockholders Who Do Participate in the Offering

Our existing stockholders who participate in an offering below NAV per share or who buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of NAV dilution as the nonparticipating stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our shares immediately prior to the offering. The level of NAV dilution will decrease as the number of shares such stockholders purchase increases. Existing stockholders who buy more than such percentage will experience NAV dilution but will, in contrast to existing stockholders who purchase less than their proportionate share of the offering, experience an increase (often called accretion) in NAV per share over their investment per share and will also experience a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering. The level of accretion will increase as the excess number of shares such stockholder purchases increases. Even a stockholder who overparticipates will, however, be subject to the risk that we may make additional discounted offerings in which such stockholder does not participate, in which case such a stockholder will experience NAV dilution as described above in such subsequent offerings. These shareholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increases

The following chart illustrates the level of dilution and accretion in the hypothetical 20% discount offering from the prior chart (Example 3) for a stockholder that acquires shares equal to (1) 50% of its proportionate share of the offering (i.e., 4,300 shares, which is 0.05% of an offering of 8,600,000 shares) rather than its 0.10% proportionate share and (2) 150% of such percentage (i.e. 12,900 shares, which is 0.15% of an offering of 8,600,000 shares rather than its 0.10% proportionate share). The prospectus supplement pursuant to which any discounted offering is made will include a chart for these examples based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share. It is not possible to predict the level of market price decline that may occur.

		50%		150%
	Prior to	Participation		Participation
	Sale Below	Following	%	Following	%
	NAV	Sale	Change	Sale	Change

Offering Price
Price per Share to Public		$10.46		$10.46
Net Proceeds per Share to Issuer		$9.94		$9.94
Decrease/Increase to NAV
Total Shares Outstanding	43,000,000	51,600,000	20%	51,600,000	20%
NAV per Share	$12.42	$12.01	(3.33)%	$12.01	(3.33)%
Dilution/Accretion to Participating Stockholder
Shares Held by Stockholder A	43,000	47,300	10.00%	55,900	30.00%
Percentage Held by Stockholder A	0.10%	0.09%	(8.33)%	0.11%	8.33%
Total NAV Held by Stockholder A	$534,060	$567,884	6.33%	$671,135	25.67%
Total Investment by Stockholder A (Assumed to be $12.42 per Share on Shares held Prior to Sale)		$576,785		$662,234
Total Dilution/Accretion to Stockholder A (Total NAV Less Total Investment)		$(8,901)		$8,901
NAV per Share Held by Stockholder A		$12.01		$12.01
Investment per Share Held by Stockholder A (Assumed to Be $12.42 on Shares Held Prior to Sale)	$12.42	$12.19	(1.82)%	$11.85	(4.62)%
Dilution/Accretion per Share Held by Stockholder A (NAV per Share Less Investment per Share)		$(0.18)		$0.16
Percentage Dilution/Accretion to Stockholder A (Dilution/Accretion per Share Divided by Investment per Share)			(1.57)%		1.33%

Impact On New Investors

Investors who are not currently stockholders and who participate in an offering below NAV but whose investment per share is greater than the resulting NAV per share due to selling compensation and expenses paid by the issuer will experience an immediate decrease, albeit small, in the NAV of their shares and their NAV per share compared to the price they pay for their shares. Investors who are not currently stockholders and who participate in an offering below NAV per share and whose investment per share is also less than the resulting NAV per share due to selling compensation and expenses paid by the issuer being significantly less than the discount per share will experience an immediate increase in the NAV of their shares and their NAV per share compared to the price they pay for their shares. These investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests. These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new stockholder does not participate, in which case such new stockholder will experience dilution as described above in such subsequent offerings. These investors may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of dilution or accretion for new investors that would be experienced by a new investor in the same hypothetical 5%, 10% and 20% discounted offerings as described in the first chart above. The illustration is for a new investor who purchases the same percentage (0.10%) of the shares in the offering as Stockholder A in the prior examples held immediately prior to the offering. The prospectus supplement pursuant to which any discounted offering is made will include a chart for these examples based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share. It is not possible to predict the level of market price decline that may occur.

		Example 1		Example 2		Example 3
		5% Offering		10% Offering		20% Offering
	Prior to	at 5% Discount		at 10% Discount		at 20% Discount
	Sale Below	Following	%	Following	%	Following	%
	NAV	Sale	Change	Sale	Change	Sale	Change

Offering Price
Price per Share to Public		$12.42		$11.77		$10.46
Net Proceeds per Share to Issuer		$11.80		$11.18		$9.94
Decrease/Increase to NAV
Total Shares Outstanding	43,000,000	45,150,000	5%	47,300,000	10%	51,600,000	20%
NAV per Share	$12.42	$12.39	(0.24)%	$12.31	(0.91)%	$12.01	(3.33)%
Dilution/Accretion to New Investor A
Shares Held by Investor A	0	2,150		4,300		8,600
Percentage Held by Investor A	0.00%	0.00%		0.01%		0.02%
Total NAV Held by Investor A	$0	$26,639		$52,920		$103,252
Total Investment by Investor A (At Price to Public)		$26,703		$50,595		$89,947
Total Dilution/Accretion to Investor A (Total NAV Less Total Investment)		$(64)		$2,325		$13,305
NAV per Share Held by Investor A		$12.39		$12.31		$12.01
Investment per Share Held by Investor A	$0	$12.42		$11.77		$10.46
Dilution/Accretion per Share Held by Investor A (NAV per Share Less Investment per Share)		$(0.03)		$0.54		$1.55
Percentage Dilution/Accretion to Investor A (Dilution/Accretion per Share Divided by Investment per Share)			(0.24)%		4.60%		14.79%

DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan that provides for reinvestment of our distributions on behalf of our stockholders, unless a stockholder elects to receive cash as provided below. As a result, when our Board of Directors authorizes, and we declare, a cash dividend, then our stockholders who have not “opted out” of our dividend reinvestment plan will have their cash dividends automatically reinvested in additional shares of our common stock, rather than receiving the cash dividends.

No action is required on the part of a registered stockholder to have their cash dividend reinvested in shares of our common stock. A registered stockholder may elect to receive an entire dividend in cash by notifying the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than the record date for dividends to stockholders. The plan administrator sets up an account for shares acquired through the plan for each stockholder who has not elected to receive dividends in cash and hold such shares in non-certificated form. Upon request by a stockholder participating in the plan, the plan administrator will, instead of crediting shares to the participant’s account, issue a certificate registered in the participant’s name for the number of whole shares of our common stock and a check for any fractional share. Such request by a stockholder must be received three days prior to the dividend payable date in order for that dividend to be paid in cash. If such request is received less than three days prior to the dividend payable date, then the dividends are reinvested and shares are repurchased for the stockholder’s account; however, future dividends are paid out in cash on all balances. Those stockholders whose shares are held by a broker or other financial intermediary may receive dividends in cash by notifying their broker or other financial intermediary of their election.

We primarily use newly issued shares to implement the plan, whether our shares are trading at a premium or at a discount to net asset value. However, we reserve the right to purchase shares in the open market in connection with our implementation of the plan. The number of shares to be issued to a stockholder is determined by dividing the total dollar amount of the dividend payable to such stockholder by the market price per share of our common stock at the close of regular trading on The NASDAQ Global Select Market on the valuation date for such dividend. If we use newly-issued shares to implement the plan, the valuation date will not be earlier than the last day that stockholders have the right to elect to receive cash in lieu of shares. Market price per share on that date will be the closing price for such shares on The NASDAQ Global Select Market or, if no sale is reported for such day, at the average of their reported bid and asked prices. The number of shares of our common stock to be outstanding after giving effect to payment of the dividend cannot be established until the value per share at which additional shares will be issued has been determined and elections of our stockholders have been tabulated. Stockholders who do not elect to receive dividends in shares of common stock may experience accretion to the net asset value of their shares if our shares are trading at a premium at the time we issue new shares under the plan and dilution if our shares are trading at a discount. The level of accretion or discount would depend on various factors, including the proportion of our stockholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the dividend payable to a stockholder.

There are no brokerage charges or other charges to stockholders who participate in the plan. The plan administrator’s fees under the plan are paid by us. If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15 transaction fee plus a $0.10 per share brokerage commissions from the proceeds.

Stockholders who receive dividends in the form of stock are subject to the same U.S. Federal, state and local tax consequences as are stockholders who elect to receive their dividends in cash. A stockholder’s basis for determining gain or loss upon the sale of stock received in a dividend from us will be equal to the total dollar amount of the dividend payable to the stockholder. Any stock received in a dividend will have a new holding period for tax purposes commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

Participants may terminate their accounts under the plan by notifying the plan administrator via its website at www.amstock.com or by filling out the transaction request form located at the bottom of their statement and sending it to the plan administrator at American Stock Transfer & Trust Company, P.O. Box 922, Wall Street Station, New York, NY 10269-0560 or by calling the plan administrator’s Interactive Voice Response System at (888) 888-0313.

The plan may be terminated by us upon notice in writing mailed to each participant at least 30 days prior to any payable date for the payment of any dividend by us. All correspondence concerning the plan should be directed to the plan administrator by mail at American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10007 or by telephone at (718) 921-8200.

Stockholders who purchased their shares through or hold their shares in the name of a broker or financial institution should consult with a representative of their broker or financial institution with respect to their participation in our dividend reinvestment plan. Such holders of our stock may not be identified as our registered stockholders with the plan administrator and may not automatically have their cash dividend reinvested in shares of our common stock by the administrator.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. Federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to us or our investors on such an investment. For example, we have not described tax consequences that we assume to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. Federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, financial institutions, U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar, persons who mark-to-market our shares and persons who hold our shares as part of a “straddle,” “hedge” or “conversion” transaction. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. Federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

A “U.S. stockholder” is a beneficial owner of shares of our common stock that is for U.S. Federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. Federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. Federal income taxation regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

A “Non-U.S. stockholder” is a beneficial owner of shares of our common stock that is not a partnership and is not a U.S. stockholder.

If a partnership (including an entity treated as a partnership for U.S. Federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner of a partnership holding shares of our common stock should consult its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. Federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election To Be Taxed As A RIC

As a business development company, we have qualified and elected to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally are not subject to corporate-level U.S. Federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, to obtain RIC tax treatment, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses, or the Annual Distribution Requirement.

Taxation As A RIC

Provided that we qualify as a RIC and satisfy the Annual Distribution Requirement, we will not be subject to U.S. Federal income tax on the portion of our investment company taxable income and net capital gain (which we define as net long-term capital gains in excess of net short-term capital losses) we timely distribute to stockholders. We will be subject to U.S. Federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% non-deductible U.S. Federal excise tax on certain undistributed income of RICs unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our ordinary income for each calendar year, (2) 98% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income realized, but not distributed, in preceding years.

In December 2008, our Board of Directors elected to retain excess profits generated in the quarter ended September 30, 2008 and pay a 4% excise tax on such retained earnings. We anticipate that the tax at December 31, 2008 to be paid in the quarter ending March 31, 2009 will be approximately $532,000.

In order to qualify as a RIC for U.S. Federal income tax purposes, we must, among other things:

•	qualify to be treated as a business development company or be registered as a management investment company under the 1940 Act at all times during each taxable year;

•	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock or other securities or currencies or other income derived with respect to our business of investing in such stock, securities or currencies and net income derived from an interest in a “qualified publicly traded partnership” (as defined in the Code) or the 90% Income Test; and

•	diversify our holdings so that at the end of each quarter of the taxable year:

•	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer (which for these purposes includes the equity securities of a “qualified publicly traded partnership”); and

•	no more than 25% of the value of our assets is invested in the securities, other than U.S. Government securities or securities of other RICs, (i) of one issuer (ii) of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) of one or more “qualified publicly traded partnerships,” or the Diversification Tests.

To the extent that we invest in entities treated as partnerships for U.S. Federal income tax purposes (other than a “qualified publicly traded partnership”), we generally must include the items of gross income derived by the partnerships for purposes of the 90% Income Test, and the income that is derived from a partnership (other than a “qualified publicly traded partnership”) will be treated as qualifying income for purposes of the 90% Income Test only to the extent that such income is attributable to items of income of the partnership which would be qualifying income if realized by us directly. In addition, we generally must take into account our proportionate share of the assets held by partnerships (other than a “qualified publicly traded partnership”) in which we are a partner for purposes of the Diversification Tests.

In order to meet the 90% Income Test, we may establish one or more special purpose corporations to hold assets from which we do not anticipate earning dividend, interest or other qualifying income under the 90% Income Test. Any such special purpose corporation would generally be subject to U.S. Federal income tax, and could result in a reduced after-tax yield on the portion of our assets held there.

We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with payment-in-kind interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount.

Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation — Senior Securities.” Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or to avoid the excise tax, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

If we fail to satisfy the Annual Distribution Requirement or otherwise fail to qualify as a RIC in any taxable year, we will be subject to tax in that year on all of our taxable income, regardless of whether we make any distributions to our stockholders. In that case, all of such income will be subject to corporate-level U.S. Federal income tax, reducing the amount available to be distributed to our stockholders. See “Failure To Obtain RIC Tax Treatment.”

Certain of our investment practices may be subject to special and complex U.S. Federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain and qualified dividend income into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause us to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions, and (vii) produce income that will not be qualifying income for purposes of the 90% Income Test. We will monitor our transactions and may make certain tax elections in order to mitigate the effect of these provisions.

As described above, to the extent that we invest in equity securities of entities that are treated as partnerships for U.S. Federal income tax purposes, the effect of such investments for purposes of the 90% Income Test and the Diversification Tests will depend on whether or not the partnership is a “qualified publicly traded partnership” (as defined in the Code). If the partnership is a “qualified publicly traded partnership,” the net income derived from such investments will be qualifying income for purposes of the 90% Income Test and will be “securities” for purposes of the Diversification Tests. If the partnership, however, is not treated as a “qualified publicly traded partnership,” then the consequences of an investment in the partnership will depend upon the amount and type of income and assets of the partnership allocable to us. The income derived from such investments may not be qualifying income for purposes of the 90% Income Test and, therefore, could adversely affect our qualification as a RIC. We intend to monitor our investments in equity securities of entities that are treated as partnerships for U.S. Federal income tax purposes to prevent our disqualification as a RIC.

We may invest in preferred securities or other securities the U.S. Federal income tax treatment of which may not be clear or may be subject to recharacterization by the IRS. To the extent the tax treatment of such securities or the income from such securities differs from the expected tax treatment, it could affect the timing or character of income recognized, requiring us to purchase or sell securities, or otherwise change our portfolio, in order to comply with the tax rules applicable to RICs under the Code.

Taxation Of U.S. Stockholders

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. For taxable years beginning on or before December 31, 2010, to the extent such distributions paid by us to noncorporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions generally will be eligible for taxation at rates applicable to long term capital gains (currently a maximum tax rate of 15%) provided that we properly designate such distribution as derived from “qualified dividend income” and certain holding period and other requirements are satisfied. In this regard, it is not anticipated that a significant portion of distributions paid by us will be attributable to qualified dividends and, therefore, generally will not qualify for the long term capital gains. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains (currently at a maximum rate of 15% in the case of individuals, trusts or estates), regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our current and accumulated earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

Although we currently intend to distribute any long-term capital gains at least annually, we may in the future decide to retain some or all of our long-term capital gains, but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its proportionate share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for his, her or its common stock. Since we expect to pay tax on any retained capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder’s other U.S. Federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for U.S. Federal income tax. A stockholder that is not subject to U.S. Federal income tax or otherwise required to file a U.S. Federal income tax return would be required to file a U.S. Federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in any such month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of his, her or its investment.

A U.S. stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it would be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other substantially identical shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. The ability to otherwise deduct capital losses may be subject to other limitations under the code.

In general, individual U.S. stockholders currently are subject to a maximum U.S. Federal income tax rate of 15% on their net capital gain, or the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year, including a long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. stockholders currently are subject to U.S. Federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Noncorporate stockholders with net capital losses for a year (which we define as capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a noncorporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. Federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 15% maximum rate). Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation. Dividends distributed by us generally will not be eligible for the dividends-received deduction or the preferential rate applicable to qualifying dividends.

We may be required to withhold U.S. Federal income tax, or backup withholding, currently at a rate of 28% from all taxable distributions to any noncorporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding, or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Backup withholding is not an additional tax, and any amount withheld may be refunded or credited against the U.S. stockholder’s U.S. Federal income tax liability, provided that proper information is timely provided to the IRS.

Taxation Of Non-U.S. Stockholders

Whether an investment in the shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisers before investing in our common stock.

Distributions of our “investment company taxable income” to Non-U.S. stockholders that are not “effectively connected” with a U.S. trade or business carried on by the Non-U.S. stockholder, will generally be subject to withholding of U.S. Federal income tax at a rate of 30% (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits. However, effective for taxable years beginning before January 1, 2010, we generally will not be required to withhold any amounts with respect to distributions of (i) U.S.-source interest income that would not have been subject to withholding of U.S. Federal income tax if they had been earned directly by a Non-U.S. stockholder, and (ii) net short-term capital gains in excess of net long-term capital losses that would not have been subject to withholding of U.S. Federal income tax if they had been earned directly by a Non-U.S. stockholder, in each case only to the extent that such distributions are properly designated by us as “interest-related dividends” or “short-term capital gain dividends,” as the case may be, and certain other requirements are met.

Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, that are not effectively connected with a U.S. trade or business carried on by the Non-U.S. stockholder, will generally not be subject to U.S. Federal withholding tax and generally will not be subject to U.S. Federal income tax unless the Non-U.S. stockholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. However, withholding of U.S. Federal income tax at a rate of 30% on capital gains of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% U.S. Federal withholding tax. In addition, dividends paid or deemed paid to Non-U.S. stockholders that are attributable to gain from “U.S. real property interests,” or USRPIs, which the Code defines to include direct holdings of U.S. real property and interests (other than solely as a creditor) in “U.S. real property holding corporations” such as “real estate investment trusts,” or REITs, and also may include certain REIT capital gain dividends, will generally be subject to U.S. Federal income tax and may give rise to an obligation for those Non-U.S. stockholders to file a U.S. Federal income tax return, and will generally be subject to withholding tax.

If we distribute our net capital gains in the form of deemed rather than actual distributions (which we may do in the future), a Non-U.S. stockholder will be entitled to a U.S. Federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. Federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. Federal income tax return. Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

Distributions of our “investment company taxable income” and net capital gains (including deemed distributions) to Non-U.S. stockholders, and gains realized by Non-U.S. stockholders upon the sale of our common stock that is “effectively connected” with a U.S. trade or business carried on by the Non-U.S. stockholder (or if an income tax treaty applies, attributable to a “permanent establishment” in the United States), will be subject to U.S. Federal income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Corporate Non-U.S. stockholders may also be subject to an additional branch profits tax at a rate of 30% imposed by the Code (or lower rate provided by an applicable treaty). In the case of a non-corporate Non-U.S. stockholder, we may be required to withhold U.S. Federal income tax from distributions that are otherwise exempt from withholding tax (or taxable at a reduced rate) unless the Non-U.S. stockholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.

The tax consequences to a Non-U.S. stockholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. stockholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in our shares.

A Non-U.S. stockholder who is a nonresident alien individual may be subject to information reporting and backup withholding of U.S. Federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Non-U.S. persons should consult their own tax advisors with respect to the U.S. Federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure To Obtain RIC Tax Treatment

If we were unable to obtain tax treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would they be required to be made. Distributions would generally be taxable to our stockholders as ordinary dividend income (currently eligible for the 15% maximum rate) to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction.

Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain.

The discussion set forth herein does not constitute tax advice, and potential investors should consult their own tax advisors concerning the tax considerations relevant to their particular situation.

DESCRIPTION OF OUR CAPITAL STOCK

The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws for a more detailed description of the provisions summarized below.

Capital Stock

Our authorized capital stock consists of 100,000,000 shares of stock, par value $.001 per share, all of which is initially classified as common stock. Our common stock is traded on The NASDAQ Global Select Market under the symbol “PSEC.” There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations.

Under our charter, our Board of Directors is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock, and to authorize the issuance of such shares, without obtaining stockholder approval. As permitted by the Maryland General Corporation Law, our charter provides that the Board of Directors, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

The below table sets forth each class of our outstanding securities as of May 29, 2009:

		(3)	(4)
		Amount Held	Amount Outstanding
(1)	(2)	by the Company	Exclusive of Amount
Title of Class	Amount Authorized	or for its Account	Shown Under(3)

Common Stock	100,000,000	0	42,943,084

Common stock

All shares of our common stock have equal rights as to earnings, assets, dividends and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of funds legally available therefor. Shares of our common stock have no preemptive, conversion or redemption rights and are freely transferable, except where their transfer is restricted by U.S. Federal and state securities laws or by contract. In the event of a liquidation, dissolution or winding up of us, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that prior to the issuance of preferred stock holders of a majority of the outstanding shares of common stock will elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

Preferred stock

Our charter authorizes our Board of Directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. Prior to issuance of shares of each class or series, the Board of Directors is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution (other than in shares of stock) is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock become in arrears by two years or more until all arrears are cured. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to operate other than as an investment company. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation On Liability Of Directors And Officers; Indemnification And Advance Of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate ourselves to indemnify any present or former director or officer or any individual who, while serving as a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under

Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that a present or former director or officer of us has performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request our present or former directors or officers to serve another entity as a director, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Provisions Of The Maryland General Corporation Law And Our Charter And Bylaws

Anti-takeover Effect

The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquiror to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. These provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of us. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Control share acquisitions

The Maryland General Corporation Law under the Control Share Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquiror crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the Board of Directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Act only if the Board of Directors determines that it would be in our best interests and if the SEC does not object to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act.

Business combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the Board of Directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board of Directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the Board of Directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the Board of Directors before the time that the interested stockholder becomes an interested stockholder. Our Board of Directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the Board of Directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the Board of Directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act, or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Classified Board of Directors

Our Board of Directors is divided into three classes of directors serving staggered three-year terms. The current terms of the first, second and third classes will expire in 2009, 2010 and 2011 respectively, and in each case, until their successors are duly elected and qualify. Each year one class of directors will be elected to the Board of Directors by the stockholders. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure the continuity and stability of our management and policies.

Election of directors

Our charter and bylaws provide that the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote in the election of directors will be required to elect a director. Under the charter, our Board of Directors may amend the bylaws to alter the vote required to elect directors.

Number of directors; vacancies; removal

Our charter provides that the number of directors will be set only by the Board of Directors in accordance with our bylaws. Our bylaws provide that a majority of our entire Board of Directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than three nor more than eight. Our charter provides that, at such time as we have three independent directors and our common stock is registered under the Exchange Act of 1934, as amended, or the Exchange Act, we elect to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law regarding the filling of vacancies on the Board of Directors. Accordingly, at such time, except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Our charter provides that a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Action by stockholders

The Maryland General Corporation Law provides that stockholder action can be taken only at an annual or special meeting of stockholders or (unless the charter provides for stockholder action by less than unanimous written consent, which our charter does not) by unanimous written consent in lieu of a meeting.

These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance notice provisions for stockholder nominations and stockholder proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Directors or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board of Directors at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Directors or (3) provided that the Board of Directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of special meetings of stockholders

Our bylaws provide that special meetings of stockholders may be called by our Board of Directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Approval of extraordinary corporate action; amendment of charter and bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter.

Our charter also provides that certain charter amendments and any proposal for our conversion, whether by merger or otherwise, from a closed-end company to an open-end company or any proposal for our liquidation or dissolution requires the approval of the stockholders entitled to cast at least 80 percent of the votes entitled to be cast on such matter. However, if such amendment or proposal is approved by at least two-thirds of our continuing directors (in addition to approval by our Board of Directors), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. The “continuing directors” are defined in our charter as our current directors as well as those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the continuing directors then on the Board of Directors.

Our charter and bylaws provide that the Board of Directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

No appraisal rights

Except with respect to appraisal rights arising in connection with the Control Share Act discussed above, as permitted by the Maryland General Corporation Law, our charter provides that stockholders will not be entitled to exercise appraisal rights.

DESCRIPTION OF OUR PREFERRED STOCK

In addition to shares of common stock, our charter authorizes the issuance of preferred stock. If we offer preferred stock under this prospectus, we will issue an appropriate prospectus supplement. We may issue preferred stock from time to time in one or more series, without stockholder approval. Our Board of Directors is authorized to fix for any series of preferred stock the number of shares of such series and the designation, relative powers, preferences and rights, and the qualifications, limitations or restrictions of such series; except that, such an issuance must adhere to the requirements of the 1940 Act, Maryland law and any other limitations imposed by law.

The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to common stock, the liquidation preference of the preferred stock, together with all other senior securities, must not exceed an amount equal to 50% of our total assets (taking into account such distribution) and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on the preferred stock are in arrears by two years or more.

For any series of preferred stock that we may issue, our Board of Directors will determine and the prospectus supplement relating to such series will describe:

•	the designation and number of shares of such series;

•	the rate and time at which, and the preferences and conditions under which, any dividends will be paid on shares of such series, the cumulative nature of such dividends and whether such dividends have any participating feature;

•	any provisions relating to convertibility or exchangeability of the shares of such series;

•	the rights and preferences, if any, of holders of shares of such series upon our liquidation, dissolution or winding up of our affairs;

•	the voting powers of the holders of shares of such series;

•	any provisions relating to the redemption of the shares of such series;

•	any limitations on our ability to pay dividends or make distributions on, or acquire or redeem, other securities while shares of such series are outstanding;

•	any conditions or restrictions on our ability to issue additional shares of such series or other securities;

•	if applicable, a discussion of certain U.S. Federal income tax considerations; and

•	any other relative power, preferences and participating, optional or special rights of shares of such series, and the qualifications, limitations or restrictions thereof.

All shares of preferred stock that we may issue will be identical and of equal rank except as to the particular terms thereof that may be fixed by our Board of Directors, and all shares of each series of preferred stock will be identical and of equal rank except as to the dates from which cumulative dividends thereon will be cumulative.

DESCRIPTION OF OUR DEBT SECURITIES

We may issue debt securities in one or more series which, if publicly offered, will be under an indenture to be entered into between us and a trustee. The specific terms of each series of debt securities we publicly offer will be described in the particular prospectus supplement relating to that series. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

The prospectus supplement, which will accompany this prospectus, will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;

•	the total principal amount of the series of debt securities;

•	the percentage of the principal amount at which the series of debt securities will be offered;

•	the date or dates on which principal will be payable;

•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

•	the terms for redemption, extension or early repayment, if any;

•	the currencies in which the series of debt securities are issued and payable;

•	the provision for any sinking fund;

•	any restrictive covenants;

•	any events of default;

•	whether the series of debt securities are issuable in certificated form;

•	any provisions for defeasance or covenant defeasance;

•	any special U.S. Federal income tax implications, including, if applicable, U.S. Federal income tax considerations relating to original issue discount;

•	any provisions for convertibility or exchangeability of the debt securities into or for any other securities;

•	whether the debt securities are subject to subordination and the terms of such subordination;

•	the listing, if any, on a securities exchange;

•	the name and address of the trustee; and

•	any other terms.

The debt securities may be secured or unsecured obligations. Under the provisions of the 1940 Act, we are permitted, as a business development company, to issue debt only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each issuance of debt. Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

DESCRIPTION OF OUR WARRANTS

We may issue warrants to purchase shares of our common stock, preferred stock or debt securities from time to time. Such warrants may be issued independently or together with one of our Securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	the number of shares of common stock, preferred stock or debt securities issuable upon exercise of such warrants;

•	the price at which and the currency or currencies, including composite currencies, in which the shares of common stock, preferred stock or debt securities purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants will commence and the date on which such right will expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the number of such warrants issued with each share of common stock, preferred stock or debt securities;

•	if applicable, the date on and after which such warrants and the related shares of common stock, preferred stock or debt securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of certain U.S. Federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Under the 1940 Act, we may generally only offer warrants provided that (1) the warrants expire by their terms within ten years; (2) the exercise or conversion price is not less than the current market value at the date of issuance; (3) our stockholders authorize the proposal to issue such warrants, and our Board of Directors approves such issuance on the basis that the issuance is in our best interests and the best interest of our stockholders; and (4) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants at the time of issuance may not exceed 25% of our outstanding voting securities.

REGULATION

We are a closed-end, non-diversified investment company that has filed an election to be treated as a business development company under the 1940 Act and has elected to be treated as a RIC under Subchapter M of the Code. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates (including any investment advisers or sub-advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act. Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly-traded securities of our portfolio companies, except that we may enter into hedging transactions to manage the risks associated with interest rate and other market fluctuations. However, in connection with an investment or acquisition financing of a portfolio company, we may purchase or otherwise receive warrants to purchase the common stock of the portfolio company. Similarly, in connection with an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances. We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, except with respect to money market funds we generally cannot acquire more than 3% of the voting stock of any registered investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of more than one investment company. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments subject our stockholders indirectly to additional expenses. None of these policies are fundamental and may be changed without stockholder approval.

Qualifying Assets

Under the 1940 Act, a business development company may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are the following:

(1) Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An “eligible portfolio company” is defined in the 1940 Act and rules adopted pursuant thereto as any issuer which:

(a) is organized under the laws of, and has its principal place of business in, the United States;

(b) is not an investment company (other than a small business investment company wholly owned by the business development company) or a company that would be an investment company but for exclusions under the 1940 Act for certain financial companies such as banks, brokers, commercial finance companies, mortgage companies and insurance companies; and

(c) satisfies any of the following:

1. does not have any class of securities with respect to which a broker or dealer may extend margin credit;

2. is controlled by a business development company or a group of companies including a business development company and the business development company has an affiliated person who is a director of the eligible portfolio company;

3. is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million;

4. does not have any class of securities listed on a national securities exchange; or

5. has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million.

(2) Securities in companies that were eligible portfolio companies when we made our initial investment if certain other requirements are satisfied.

(3) Securities of any eligible portfolio company which we control.

(4) Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing agreements.

(5) Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

(6) Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(7) Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a business development company must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2), (3) or (4) above.

Managerial Assistance to Portfolio Companies

In order to count portfolio securities as qualifying assets for the purpose of the 70% test, the business development company must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the business development company purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the business development company, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, including money market funds, U.S. government securities or high quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in money market funds, U.S. treasury bills or in repurchase agreements that are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the Diversification Tests in order to qualify as a

RIC for U.S. Federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Investment Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any preferred stock or public debt securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios after giving effect to such distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors.”

Code of Ethics

We and Prospect Capital Management have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. For information on how to obtain a copy of each code of ethics, see “Available Information.”

Investment Concentration

Our investment objective is to generate both current income and long-term capital appreciation through debt and equity investments. While we are diversifying the portfolio, many of our existing investments are in the energy and energy related industries.

Compliance Policies and Procedures

We and our Investment Adviser have adopted and implemented written policies and procedures reasonably designed to prevent violation of the U.S. Federal securities laws, and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation, and to designate a Chief Compliance Officer to be responsible for administering the policies and procedures. Brian H. Oswald serves as our Chief Compliance Officer.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to Prospect Capital Management. The Proxy Voting Policies and Procedures of Prospect Capital Management are set forth below. The guidelines are reviewed periodically by Prospect Capital Management and our independent directors, and, accordingly, are subject to change.

Introduction.  As an investment adviser registered under the Advisers Act, Prospect Capital Management has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, Prospect Capital Management recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies for Prospect Capital Management’s Investment Advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy policies.  These policies are designed to be responsive to the wide range of subjects that may be the subject of a proxy vote. These policies are not exhaustive due to the variety of proxy voting issues that Prospect Capital Management may be required to consider. In general, Prospect Capital Management will vote proxies in accordance with these guidelines unless: (1) Prospect Capital Management has determined to consider the matter on a case-by-case basis (as is stated in these guidelines), (2) the subject matter of the vote is not covered by these guidelines, (3) a material conflict of interest is present, or (4) Prospect Capital Management might find it necessary to vote contrary to its general guidelines to maximize stockholder value and vote in its clients’ best interests. In such cases, a decision on how to vote will be made by the Proxy Voting Committee (as described below). In reviewing proxy issues, Prospect Capital Management will apply the following general policies:

Elections of directors.  In general, Prospect Capital Management will vote in favor of the management-proposed slate of directors. If there is a proxy fight for seats on the Board of Directors or Prospect Capital Management determines that there are other compelling reasons for withholding votes for directors, the Proxy Voting Committee will determine the appropriate vote on the matter. Prospect Capital Management believes that directors have a duty to respond to stockholder actions that have received significant stockholder support. Prospect Capital Management may withhold votes for directors that fail to act on key issues such as failure to implement proposals to declassify boards, failure to implement a majority vote requirement, failure to submit a rights plan to a stockholder vote and failure to act on tender offers where a majority of stockholders have tendered their shares. Finally, Prospect Capital Management may withhold votes for directors of non-U.S. issuers where there is insufficient information about the nominees disclosed in the proxy statement.

Appointment of auditors.  Prospect Capital Management believes that the Company remains in the best position to choose the auditors and will generally support management’s recommendation.

Changes in capital structure.  Changes in a company’s charter, articles of incorporation or by-laws may be required by state or U.S. Federal regulation. In general, Prospect Capital Management will cast its votes in accordance with the Company’s management on such proposal. However, the Proxy Voting Committee will review and analyze on a case-by-case basis any proposals regarding changes in corporate structure that are not required by state or U.S. Federal regulation.

Corporate restructurings, mergers and acquisitions.  Prospect Capital Management believes proxy votes dealing with corporate reorganizations are an extension of the investment decision. Accordingly, the Proxy Voting Committee will analyze such proposals on a case-by-case basis.

Proposals affecting the rights of stockholders.  Prospect Capital Management will generally vote in favor of proposals that give stockholders a greater voice in the affairs of the Company and oppose any measure that seeks to limit those rights. However, when analyzing such proposals, Prospect Capital Management will weigh the financial impact of the proposal against the impairment of the rights of stockholders.

Corporate governance.  Prospect Capital Management recognizes the importance of good corporate governance in ensuring that management and the Board of Directors fulfill their obligations to the stockholders. Prospect Capital Management favors proposals promoting transparency and accountability within a company.

Anti-takeover measures.  The Proxy Voting Committee will evaluate, on a case-by-case basis, proposals regarding anti-takeover measures to determine the measure’s likely effect on stockholder value dilution.

Stock splits.  Prospect Capital Management will generally vote with the management of the Company on stock split matters.

Limited liability of directors.  Prospect Capital Management will generally vote with management on matters that would affect the limited liability of directors.

Social and corporate responsibility.  The Proxy Voting Committee may review and analyze on a case-by-case basis proposals relating to social, political and environmental issues to determine whether they will have a financial impact on stockholder value. Prospect Capital Management may abstain from voting on social proposals that do not have a readily determinable financial impact on stockholder value.

Proxy voting procedures.  Prospect Capital Management will generally vote proxies in accordance with these guidelines. In circumstances in which (1) Prospect Capital Management has determined to consider the matter on a case-by-case basis (as is stated in these guidelines), (2) the subject matter of the vote is not covered by these guidelines, (3) a material conflict of interest is present, or (4) Prospect Capital Management might find it necessary to vote contrary to its general guidelines to maximize stockholder value and vote in its clients’ best interests, the Proxy Voting Committee will vote the proxy.

Proxy voting committee.  Prospect Capital Management has formed a proxy voting committee to establish general proxy policies and consider specific proxy voting matters as necessary. In addition, members of the committee may contact the management of the Company and interested stockholder groups as necessary to discuss proxy issues. Members of the committee will include relevant senior personnel. The committee may also evaluate proxies where we face a potential conflict of interest (as discussed below). Finally, the committee monitors adherence to guidelines, and reviews the policies contained in this statement from time to time.

Conflicts of interest.  Prospect Capital Management recognizes that there may be a potential conflict of interest when it votes a proxy solicited by an issuer that is its advisory client or a client or customer of one of our affiliates or with whom it has another business or personal relationship that may affect how it votes on the issuer’s proxy. Prospect Capital Management believes that adherence to these policies and procedures ensures that proxies are voted with only its clients’ best interests in mind. To ensure that its votes are not the product of a conflict of interests, Prospect Capital Management requires that: (i) anyone involved in the decision making process (including members of the Proxy Voting Committee) disclose to the chairman of the Proxy Voting Committee any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (ii) employees involved in the decision making process or vote administration are prohibited from revealing how Prospect Capital Management intends to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy voting.  Each account’s custodian will forward all relevant proxy materials to Prospect Capital Management, either electronically or in physical form to the address of record that Prospect Capital Management has provided to the custodian.

Proxy recordkeeping.  Prospect Capital Management must retain the following documents pertaining to proxy voting:

•	copies of its proxy voting polices and procedures;

•	copies of all proxy statements;

•	records of all votes cast by Prospect Capital Management;

•	copies of all documents created by Prospect Capital Management that were material to making a decision how to vote proxies or that memorializes the basis for that decision; and

•	copies of all written client requests for information with regard to how Prospect Capital Management voted proxies on behalf of the client as well as any written responses provided.

All of the above-referenced records will be maintained and preserved for a period of not less than five years from the end of the fiscal year during which the last entry was made. The first two years of records must be maintained at our office.

Proxy voting records.  Clients may obtain information about how Prospect Capital Management voted proxies on their behalf by making a written request for proxy voting information to: Compliance Officer, Prospect Capital Management LLC, 10 East 40th Street, 44th Floor, New York, NY 10016.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 imposes a variety of regulatory requirements on publicly-held companies. In addition to our Chief Executive and Chief Financial Officers’ required certifications as to the accuracy of our financial reporting, we are also required to disclose the effectiveness of our disclosure controls and procedures as well as report on our assessment of our internal controls over financial reporting, the latter of which must be audited by our independent registered public accounting firm.

The Sarbanes-Oxley Act also requires us to continually review our policies and procedures to ensure that we remain in compliance with all rules promulgated under the Act.

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our Securities are held under a custody agreement by U.S. Bank National Association. The address of the custodian is: 1555 North Rivercenter Drive, MK-WI-5302, Milwaukee, WI 53212, Attention: Mutual Fund Custody Account Administrator, facsimile: (866) 350-1430. American Stock Transfer & Trust Company acts as our transfer agent, dividend paying agent and registrar. The principal business address of American Stock Transfer & Trust Company is 59 Maiden Lane, New York, NY 10007, telephone number: (718) 921-8200.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of our business. The aggregate amount of brokerage commissions paid by us during the three most recent fiscal years is $105,613. Subject to policies established by our Board of Directors, Prospect Capital Management is primarily responsible for the execution of the publicly-traded securities portion of our portfolio transactions and the allocation of brokerage commissions.

Prospect Capital Management does not expect to execute transactions through any particular broker or dealer, but seeks to obtain the best net results for the Company, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While Prospect Capital Management generally seeks reasonably competitive trade execution costs, the Company will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, Prospect Capital Management may select a broker based partly upon brokerage or research services provided to it and the Company and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if Prospect Capital Management determines in good faith that such commission is reasonable in relation to the services provided.

PLAN OF DISTRIBUTION

We may sell the Securities pursuant to this prospectus and a prospectus supplement in any of four ways (or in any combination): (a) through underwriters or dealers; (b) directly to a limited number of purchasers or to a single purchaser, including existing stockholders in a rights offering; (c) through agents; or (d) directly to our stockholders and others through the issuance of transferable or non-transferable rights to our stockholders. In the case of a rights offering, the applicable prospectus supplement will set forth the number of shares of our common stock issuable upon the exercise of each right and the other terms of such rights offering. We will not sell shares of common stock in a rights offering at a price below NAV per share under this prospectus. Any underwriter or agent involved in the offer and sale of the Securities will also be named in the applicable prospectus supplement. The Securities may be sold “at-the-market” to or through a market maker or into an existing trading market for the securities, on an exchange or otherwise. The prospectus supplement will set forth the terms of the offering of such securities, including:

•	the name or names of any underwriters or agents and the amounts of Securities underwritten or placed by each of them;

•	the offering price of the Securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to underwriters or agents; and

•	any securities exchanges on which the Securities may be listed.

We may use Stock to acquire investments in companies, the terms of which will be further disclosed in a prospectus supplement if such stock is issued in an offering hereunder.

Any offering price and any discounts or concessions allowed or reallowed or paid to underwriters or agents may be changed from time to time.

We may sell shares of our common stock at a price below net asset value per share if a majority of the number of beneficial holders of our stock have approved such a sale or if the following conditions are met: (1) holders of a majority of our stock and a majority of our stock not held by affiliated persons have approved issuance at less than net asset value per share during the one-year period prior to such sale; (2) a majority of our directors who have no financial interest in the sale and a majority of such directors who are not interested persons of us have determined that any such sale would be in our best interests and in the best interests of our stockholders; and (3) a majority of our directors who have no financial interest in the sale and a majority of such directors who are not interested persons of us, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, have determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of us of firm commitments to purchase such securities or immediately prior to the issuance of such securities, that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities, less any distributing commission or discount.

If underwriters are used in the sale of any Securities, Securities acquired by the underwriters for their own account may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, any obligations by the underwriters to purchase the Securities will be subject to certain conditions precedent.

The maximum commission or discount to be received by any FINRA member or independent broker-dealer will not exceed 8%. In connection with any rights offering to our stockholders, we may also enter into a standby underwriting arrangement with one or more underwriters pursuant to which the underwriter(s) will purchase our common stock remaining unsubscribed for after the rights offering.

We may sell the Securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the Securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

Agents, dealers and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell Securities outside of this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell Securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use Securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). We or one of our affiliates may loan or pledge Securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our Securities or in connection with a simultaneous offering of other Securities offered by this prospectus or otherwise.

Any of our common stock sold pursuant to a prospectus supplement will be listed on The NASDAQ Global Select Market, or another exchange on which our common stock is traded.

In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and is complied with.

LEGAL MATTERS

Certain legal matters regarding the securities offered by this prospectus will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, New York, NY, and Venable LLP as special Maryland counsel.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BDO Seidman, LLP is the independent registered public accounting firm of the Company.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our Securities offered by this prospectus. The registration statement contains additional information about us and the Securities being registered by this prospectus. We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. This information and the information specifically regarding how we voted proxies relating to portfolio securities for the period ended June 30, 2008, are available free of charge by contacting us at 10 East 40th Street, 44th floor, New York, NY 10016 or by telephone at toll-free (888) 748-0702. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC which are available on the SEC’s Internet site at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

F-1

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Prospect Capital Corporation
New York, New York

We have audited the accompanying consolidated statement of assets and liabilities of Prospect Capital Corporation, including the schedule of investments as of June 30, 2008 and 2007, and the related consolidated statements of income, changes in net assets, and cash flows for each of the three years in the period ended June 30, 2008, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Prospect Capital Corporation at June 30, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2008, and the financial highlights for each of the periods presented in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Prospect Capital Corporation’s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated September 4, 2008 expressed an unqualified opinion thereon.

/s/ BDO Seidman LLP

New York, New York
September 4, 2008

F-2

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES
(In thousands, except share and per share data)

	June 30,	June 30,
	2008	2007
	(In thousands, except share and per share data)

ASSETS
Investments at fair value (cost of $496,805 and $326,197, respectively, Note 3)
Control investments (cost of $203,661 and $130,493, respectively)	$205,827	$145,121
Affiliate investments (cost of $5,609 and $14,821, respectively)	6,043	14,625
Non-control/Non-affiliate investments (cost of $287,535 and $180,883, respectively)	285,660	168,476

Total investments at fair value	497,530	328,222
Investments in money market funds	33,000	41,760
Cash	555	—
Receivables for:
Interest	4,094	2,139
Dividends	4,248	263
Loan principal	71	—
Structuring Fees	—	1,625
Other	567	271
Prepaid expenses	273	471
Deferred financing costs	1,440	1,751

Total Assets	541,778	376,502

LIABILITIES
Credit facility payable	91,167	—
Payable for securities purchased	—	70,000
Dividends payable	11,845	—
Due to Prospect Administration (Note 7)	695	330
Due to Prospect Capital Management (Note 7)	5,946	4,508
Accrued expenses	1,104	1,312
Other liabilities	1,398	304

Total Liabilities	112,155	76,454

Net Assets	$429,623	$300,048

Components of Net Assets
Common stock, par value $0.001 per share (100,000,000 and 100,000,000 common shares authorized, respectively; 29,520,379 and 19,949,065 issued and outstanding, respectively)	$30	$20
Paid-in capital in excess of par	441,332	299,845
Undistributed (distributions in excess of) net investment income	1,508	(4,092)
Accumulated realized gains (losses) on investments	(13,972)	2,250
Unrealized appreciation on investments	725	2,025

Net Assets	$429,623	$300,048

Net Asset Value Per Share	$14.55	$15.04

See notes to consolidated financial statements.

F-3

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year Ended
	June 30,	June 30,	June 30,
	2008	2007	2006
	(In thousands, except share and per share data)

Investment Income
Interest income:
Control investments (Net of foreign withholding tax of $230, $178, and $0, respectively)	$21,709	$13,500	$4,838
Affiliate investments (Net of foreign withholding tax of $70, $237, and $0, respectively)	1,858	3,489	612
Non-control/Non-affiliate investments	35,466	13,095	7,818

Total interest income	59,033	30,084	13,268

Dividend income:
Control investments	11,327	3,400	3,099
Non-control/Non-affiliate investments	—	—	289
Money market funds	706	2,753	213

Total dividend income	12,033	6,153	3,601

Other Income: (See Note 4)
Control/Affiliate investments	1,123	230	—
Non-control/Non-affiliate investments	7,213	4,214	—

Total Other income	8,336	4,444	—

Total Investment Income	79,402	40,681	16,869

Operating Expenses
Investment advisory fees:
Base management fee (Note 7)	8,921	5,445	2,082
Income incentive fee (Note 7)	11,278	5,781	1,786

Total investment advisory fees	20,199	11,226	3,868

Interest and credit facility expenses	6,318	1,903	642
Chief Financial, Chief Compliance Officer and Sub-administration fees	859	567	385
Legal fees	2,503	1,365	1,835
Valuation services	577	395	193
Sarbanes-Oxley compliance expenses	66	101	120
Audit and tax related fees	404	498	365
Allocation of overhead from Prospect Administration (Note 6)	2,139	532	310
Insurance expense	256	291	365
Directors’ fees	253	230	220
Other general and administrative expenses	715	442	8

Total Operating Expenses	34,289	17,550	8,311

Net Investment Income	45,113	23,131	8,558

Net realized gain (loss) on investments	(16,222)	1,949	303
Net change in unrealized appreciation/depreciation on investments	(1,300)	(8,352)	4,035

Net Increase in Net Assets Resulting from Operations	$27,591	$16,728	$12,896

Net increase in net assets resulting from operations per share:	$1.17	$1.06	$1.83

Weighted average shares of common stock outstanding:	23,626,642	15,724,095	7,056,846

See notes to consolidated financial statements.

F-4

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
(In thousands, except share and per share data)

	Year Ended
	June 30,	June 30,	June 30,
	2008	2007	2006
	(In thousands, except share data)

Increase in Net Assets from Operations:
Net investment income	$45,113	$23,131	$8,558
Net realized gain (loss) on investments	(16,222)	1,949	303
Net change in unrealized appreciation/depreciation on investments	(1,300)	(8,352)	4,035

Net Increase in Net Assets Resulting from Operations	27,591	16,728	12,896

Dividends to Shareholders:	(39,513)	(27,542)	(7,904)

Capital Share Transactions:
Proceeds from shares sold, net of underwriting fees	140,249	197,558	—
Less: Other offering costs of public share offerings	(1,505)	(874)	70
Reinvestment of dividends	2,753	5,908	241

Net Increase in Net Assets Resulting from Capital Share Transactions	141,497	202,592	311

Total Increase in Net Assets:	129,575	191,778	5,303
Net assets at beginning of year	300,048	108,270	102,967

Net Assets at End of Year	$429,623	$300,048	$108,270

Capital Share Activity:
Shares sold	9,400,000	12,526,650	—
Shares issued through reinvestment of dividends	171,314	352,542	14,773

Net increase in capital share activity	9,571,314	12,879,192	14,773
Shares outstanding at beginning of year	19,949,065	7,069,873	7,055,100

Shares Outstanding at End of Year	29,520,379	19,949,065	7,069,873

See notes to consolidated financial statements.

F-5

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and per share data)

	Year Ended
	June 30,	June 30,	June 30,
	2008	2007	2006
	(In thousands, except share data)

Net Increase in Net Assets Resulting from Operations	$27,591	$16,728	$12,896
Net realized gain (loss) on investments	16,239	(1,947)	(303)
Net change in unrealized appreciation (depreciation) on investments	1,300	8,352	(4,035)
Accretion of original issue discount on investments	(2,095)	(1,808)	(910)
Amortization of deferred financing costs	727	1,264	220
Change in operating assets and liabilities:
Payments for purchases of investments	(311,947)	(167,255)	(83,625)
Proceeds from sale of investments	127,212	38,407	9,954
Purchases of cash equivalents	(274,949)	(259,887)	(1,574,805)
Sales of cash equivalents	274,932	259,885	1,612,033
Net investments in money market funds	8,760	(40,152)	(20)
Decrease (Increase) in interest receivable	(1,955)	(500)	(1,446)
Decrease (Increase) in dividends receivable	(3,985)	(250)	—
Decrease (Increase) in loan principal receivable	(71)	385	(385)
Decrease (Increase) in receivable for securities sold	—	369	(369)
Decrease (Increase) in receivable for structuring fees	1,625	—	—
Decrease (Increase) in other receivables	(296)	(1,896)	201
Decrease (Increase) in due from Prospect Administration	—	28	(28)
Decrease (Increase) in due from Prospect Capital Management	—	5	(5)
Decrease (Increase) in due from prepaid expenses	198	(394)	(28)
Increase (Decrease) in payables for securities purchased	(70,000)	32	(32)
Increase (Decrease) in due to Prospect Administration	365	330	—
Increase (Decrease) in due to Prospect Capital Management	1,438	3,763	668
Increase (Decrease) in accrued expenses	(208)	469	25
Increase (Decrease) in other liabilities	1,094	182	75

Net Cash Used In Operating Activities:	(204,025)	(143,890)	(29,919)

Cash Flows from Financing Activities:
Borrowings under credit facility	238,492	—	—
Payments under credit facility	(147,325)	(28,500)	28,500
Financing costs paid and deferred	(416)	(2,660)	(575)
Net proceeds from shares sold	140,249	197,558	—
Less offering costs of public share offerings	(1,505)	(874)	70
Dividends paid	(24,915)	(21,634)	(7,663)

Net Cash Provided By Financing Activities:	204,580	143,890	20,332

Total Increase in Cash	555	—	(9,587)
Cash balance at beginning of year	—	—	9,587

Cash Balance at End of Year	$555	$—	$—

Cash Paid For Interest	$4,942	$639	$—

Non-Cash Financing Activity:
Amount of shares issued in connection with dividend reinvestment plan	$2,753	$5,908	$241

See notes to consolidated financial statements.

F-6

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS
June 30, 2008
(In thousands, except share and per share data)

		Par Value/			% of
		Shares		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Control Investments (25.00% or greater of voting control)
Ajax Rolled Ring & Machine	South Carolina/ Manufacturing
Common Shares (7 total unrestricted common shares outstanding and 803.18 restricted common shares outstanding)		6	$—	$—	0.0%
Preferred shares (7,222.6 total preferred shares outstanding)		6,142.6	6,293	6,293	1.5%
Senior secured note, 10.50%, 4/01/2013(4)		$21,890	21,890	21,890	5.1%
Subordinated secured note, 11.50% plus 6.00% PIK, 4/01/2013(4)		$11,500	11,500	11,500	2.6%

Total			39,683	39,683	9.2%

C&J Cladding LLC(4)	Texas/ Metal Services
Warrants, company units, expiring 3/30/2014 (600 total company units outstanding)		400	580	2,222	0.5%
Senior secured note, 14.00%, 3/30/2012(12)		$4,800	4,085	4,607	1.1%

Total			4,665	6,829	1.6%

Gas Solutions Holdings, Inc.(3)	Texas/ Gas Gathering and Processing
Common shares (100 total common shares outstanding)		100	5,221	41,542	9.7%
Subordinated secured note, 18.00%, 12/22/2009(4)		$20,000	20,000	20,000	4.7%

Total			25,221	61,542	14.4%

Integrated Contract Services, Inc.(5)	North Carolina/ Contracting
Common stock (100 total common shares outstanding)		49	491	—	0.0%
Series A preferred shares (10 total Series A preferred shares outstanding)		10	—	—	0.0%
Junior secured note, 14.00%, 9/30/2010		$14,003	14,003	3,030	0.7%
Senior secured note, 14.00%, 9/30/2010		$800	800	800	0.2%
Senior demand note, 15.00%(6), 6/30/2009		$1,170	1,170	1,170	0.3%

Total			16,464	5,000	1.2%

See notes to consolidated financial statements.

F-7

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
June 30, 2008
(In thousands, except share and per share data)

		Par Value/			% of
		Shares		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Iron Horse Coiled Tubing, Inc.	Alberta, Canada Production Services
Common shares (1,093 total common shares outstanding)		643	$268	$49	0.0%
Warrants for common shares(7)		1,138	—	—	0.0%
Senior secured note, 15.00%, 4/19/2009		$9,250	9,094	9,073	2.1%
Bridge Loan, 15.00% plus 3.00% PIK, 12/11/2008			2,103	2,060	0.5%

Total			11,465	11,182	2.6%

NRG Manufacturing, Inc.	Texas/ Manufacturing
Common shares (1,000 total common shares outstanding)		800	2,317	8,656	2.0%
Senior secured note, 16.50%(8), 8/31/2011(4)		$13,080	13,080	13,080	3.0%

Total			15,397	21,736	5.0%

R-V Industries, Inc.	Pennsylvania/ Manufacturing
Common shares (800,000 total common shares outstanding)		545,107	5,031	8,064	1.9%
Warrants, common shares, expiring 6/30/2017		200,000	1,682	2,959	0.7%
Senior secured note, 15.00%, 6/30/2017(4)		$7,526	5,912	7,526	1.8%

Total			12,625	18,549	4.4%

Worcester Energy Partners, Inc.(9)	Maine/ Biomass Power
Equity ownership		—	457	1	0.0%
Senior secured note, 12.50%, 12/31/2012		$37,388	37,264	15,579	3.6%

Total			37,721	15,580	3.6%

See notes to consolidated financial statements.

F-8

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
June 30, 2008
(In thousands, except share and per share data)

		Par Value/			% of
		Shares		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Yatesville Coal Holdings, Inc.(23)	Kentucky/ Mining and Coal Production
Common stock (1,000 total common shares outstanding)		1,000	$284	$—	0.0%
Junior secured note, 12.50%, 12/31/2010		$30,136	30,136	15,726	3.7%
Senior secured note, 12.50%, 12/31/2010		$10,000	10,000	10,000	2.3%

Total			40,420	25,726	6.0%

Total Control Investments			203,661	205,827	48.0%

Affiliate Investments (5.00% to 24.99% of voting control)
Appalachian Energy Holdings (10),(4)	West Virginia/ Construction Services
Warrants — Class A common units, expiring 2/13/2016 (49,753 total class A common units outstanding)		12,090	348	794	0.2%
Series A preferred equity (16,125 total series A preferred equity units outstanding)		3,000	72	162	0.0%
Series B preferred equity (794 total series B preferred equity units outstanding)		241	241	—	0.0%
Senior Secured Debt Tranche A, 14.00% plus 3.00% PIK, 1/31/2011		$3,003	3,003	3,003	0.7%
Senior Secured Debt Tranche B, 14.00% plus 3.00% PIK, 5/01/2009		$1,945	1,945	2,084	0.5%

Total			5,609	6,043	1.4%

Total Affiliate Investments			5,609	6,043	1.4%

Non-Control/Non-Affiliate Investments (less than 5.00% of voting control)
American Gilsonite Company	Utah/ Specialty Minerals
Membership Interest in AGC/PEP, LLC(11)		99.9999%	1,000	1,000	0.2%
Subordinated secured note, 12.00% plus 3.00%, 3/14/2013(4)		$14,632	14,632	14,632	3.4%

Total			15,632	15,632	3.6%

See notes to consolidated financial statements.

F-9

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
June 30, 2008
(In thousands, except share and per share data)

		Par Value/			% of
		Shares		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Conquest Cherokee, LLC(13),(4)	Tennessee/ Oil and Gas Production
Senior secured note, 13.00%, 5/05/2009(14)		$10,200	$10,125	$9,923	2.3%

Deb Shops, Inc.(4)	Pennsylvania/ Retail
Senior secured note, 10.69%, 10/23/2014(25)		$15,000	14,577	13,428	3.1%

Deep Down, Inc.(4)	Texas/ Production Services
Warrant, common shares, expiring 8/6/2012 (174,732,501 total common shares outstanding)		4,960,585	—	2,856	0.7%

Diamondback Operating, LP (15),(4)	Oklahoma/ Oil and Gas Production
Senior secured note, 12.00% plus 2.00% PIK, 8/28/2011		$9,200	9,200	9,108	2.1%

Freedom Marine Services LLC (15),(4)	Louisiana/ Shipping Vessels
Subordinated secured note, 12.00% plus 4.00% PIK (17), 12/31/2011		$6,948	6,850	6,805	1.6%

H&M Oil & Gas, LLC (15),(4)	Texas/ Oil and Gas Production
Senior secured note, 13.00%, 6/30/2010(16)		$50,500	50,500	50,500	11.8%

IEC Systems LP (“IEC”)/ Advance Rig Services LLC (“ARS”)(4)	Texas/ Oilfield Fabrication
IEC senior secured note, 12.00% plus 3.00% PIK, 11/20/2012		$19,028	19,028	19,028	4.4%
ARS senior secured note, 12.00% plus 3.00% PIK, 11/20/2012		$5,825	5,825	5,825	1.4%

Total			24,853	24,853	5.8%

See notes to consolidated financial statements.

F-10

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
June 30, 2008
(In thousands, except share and per share data)

		Par Value/			% of
		Shares		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Maverick Healthcare Group, L.L.C.(4)	Arizona/ Healthcare
Common units (78,100,000 total common shares outstanding)		1,250,000	$1,252	$1,252	0.3%
Preferred units (78,100,000 total preferred shares outstanding)		1,250,000	—	—	0.0%
Senior secured note, 12.00% plus 1.50% PIK, 10/31/2014		$12,500	12,500	12,500	2.9%

Total			13,752	13,752	3.2%

Miller Petroleum, Inc.	Tennessee/ Oil and Gas Production
Warrants, common shares, expiring 5/4/2010 to 3/31/2013 (14,566,856 total common shares outstanding)		1,571,191	150	111	0.0%
Peerless Manufacturing Co.(4)	Texas/ Manufacturing
Subordinated secured note, 11.50% plus 3.50% PIK, 4/30/2013		$20,000	20,000	20,000	4.7%

Qualitest Pharmaceuticals, Inc.(4)	Alabama/ Pharmaceuticals
Second lien debt, 12.45% (18), 4/30/2015		$12,000	11,944	11,523	2.7%

Regional Management Corp.(4)	South Carolina/ Financial Services
Subordinated secured note, 12.00% plus 2.00% PIK, 6/29/2012		$25,000	25,000	23,699	5.5%

Resco Products, Inc.(4)	Pennsylvania/ Manufacturing
Second lien debt, 11.06% (19), 6/24/2014		$9,750	9,574	9,574	2.2%

Shearer’s Foods, Inc.	Ohio/Food Products
Mistral Chip Holdings, LLC membership unit (45,300 total membership units outstanding)(24)		2,000	2,000	2,000	0.5%

Second lien debt, 14.00%, 10/31/2013(4)		$18,000	18,000	17,351	4.0%

Total			20,000	19,351	4.5%

See notes to consolidated financial statements.

F-11

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
June 30, 2008
(In thousands, except share and per share data)

		Par Value/			% of
		Shares		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Stryker Energy, LLC (20),(4)	Ohio/ Oil and Gas Production
Subordinated revolving credit facility, 12.00%(21), 11/30/2011		$29,500	$29,041	$28,518	6.6%

Unitek(4)	Pennsylvania/ Technical Services
Second lien debt, 12.75% (22), 12/27/2012		$11,500	11,337	11,337	2.6%

Wind River Resources Corp. and Wind River II Corp.(4)	Utah/ Oil and Gas Production
Senior secured note, 13.00%, 7/31/2009		$15,000	15,000	14,690	3.4%

Total Non-Control/Non-Affiliate Investments			287,535	285,660	66.4%

Total Portfolio Investments			496,805	497,530	115.8%

Money Market Funds
Fidelity Institutional Money market Funds — Government Portfolio (Class I)		25,954,531	25,954	25,954	6.0%

First American Funds, Inc. — Prime Obligations Fund (Class A)(4)		7,045,610	7,046	7,046	1.6%

Total Money Market Funds			33,000	33,000	7.6%

Total Investments			$529,805	$530,530	123.4%

See notes to consolidated financial statements.

F-12

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
June 30, 2008
(In thousands, except share and per share data)

Endnote Explanations for the Schedule of Investments as of June 30, 2008

(1)	The securities in which we have invested were acquired in transactions that were exempt from registration under the Securities Act of 1933, as amended, or the “Securities Act.” These securities may be resold only in transactions that are exempt from registration under the Securities Act.

(2)	Fair value is determined by or under the direction of our Board of Directors (Note 2).

(3)	Gas Solutions Holdings, Inc. is a wholly-owned investment of us.

(4)	Security, or portion thereof, is held as collateral for the credit facility with Rabobank Nederland (See Note 10). At June 30, 2008, the value of these investments was $369,418 which represents 86.0% of net assets.

(5)	Entity was formed as a result of the debt restructuring of ESA Environmental Specialist, Inc.

(6)	Loan is with Lisamarie Fallon, Inc., (d/b/a The Healing Staff) an affiliate of the Integrated Contract Services, Inc.

(7)	The number of these warrants which are exercisable is contingent upon the length of time that passes before the bridge loan is repaid, 224 shares on August 11, 2008, 340 additional shares on October 11, 2008 and 574 additional shares on December 11, 2008.

(8)	Interest rate is the greater of 16.5% or 12-Month LIBOR plus 11.0%; rate reflected is as of June 30, 2008.

(9)	There are several entities involved in the Worcester Energy Partners, Inc. investment. We own 100 shares of common stock in Worcester Energy Holdings, Inc., or WEHI, representing 100%. WEHI, in turn, owns 51 membership certificates in Biochips LLC, which represents 51% ownership. We own 282 shares of common stock in Worcester Energy Co., Inc., or WECO, which represents 51% ownership. We own 1,665 shares of common stock in Worcester Energy Partners, Inc., or WEPI, which represents 51% ownership. We also own 1,000 of series A convertible preferred shares in WEPI. WECO, WEPI and Biochips LLC are joint borrowers on the term note issued to Prospect Capital. WEPI owns the equipment and operates the biomass generation facility. Biochips LLC currently has no material operations. WEPI owns 100 shares of common stock in Precision Logging and Landclearing, Inc., or Precision, which represents 100% ownership. Precision conducts all logging, processing and delivery operations to supply fuel to the biomass generation facility. As of March 31, 2008, our Board of Directors assessed a fair value of $1 for all of these equity positions.

(10)	There are several entities involved in the Appalachian Energy investment. We own warrants the exercise of which will permit us to purchase 12,090 units of Class A common units of Appalachian Energy Holdings LLC, or AEH, at a nominal cost and in a near-immediate timeframe. We own 3,000 units of Series A preferred equity and 241 units of Series B preferred equity of AEH. The senior secured notes are with C & S Operating LLC and East Cumberland L.L.C., both operating companies owned by Appalachian Energy Holdings LLC.

(11)	We own 99.9999% of AGC/PEP, LLC. AGC/PEP, LLC owns 2,000 out of a total of 64,027.25 shares of American Gilsonite Holding Company which owns 100% of American Gilsonite Company.

(12)	Interest rate is the greater of 14.0% or 12-Month LIBOR plus 7.5%; rate reflected is as of June 30, 2008.

(13)	We have an overriding royalty interest and net profits interest in the Portfolio Investment.

(14)	Interest rate is the greater of 13.0% or 12-Month LIBOR plus 7.5%; rate reflected is as of June 30, 2008.

(15)	We have a net profits interest in the Portfolio Investment.

(16)	Interest rate is the greater of 13.0% or 12-Month LIBOR plus 7.5%; rate reflected is as of June 30, 2008.

F-13

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
June 30, 2008
(In thousands, except share and per share data)

(17)	Interest rate is the greater of 13.0% or 3-Month LIBOR plus 6.11%; rate reflected is as of June 30, 2008.

(18)	Interest rate is the greater of 12.5% or 3-Month LIBOR plus 7.5%; rate reflected is as of June 30, 2008.

(19)	Interest rate is 3-Month LIBOR plus 8.0%; rate reflected is as of June 30, 2008.

(20)	We have an overriding royalty interest in the Portfolio Investment.

(21)	Interest rate is the greater of 12.0% or 12-Month LIBOR plus 7.0%; rate reflected is as of June 30, 2008.

(22)	Interest rate is the greater of 12.75% or 3-Month LIBOR plus 7.25%; rate reflected is as of June 30, 2008.

(23)	On June 30, 2008, we consolidated our holdings in four coal companies into Yatesville Coal Holdings, Inc., or Yatesville, and consolidated the operations under one management team. In the transaction, the debt that we held of C&A Construction, Inc. (which is part of the Whymore Coal Entities described below), Genesis Coal Corp., North Fork Collieries LLC and Unity Virginia Holdings LLC were exchanged for newly issued debt from Yatesville, and our ownership interests in C&A Construction Inc., E&L Construction, Inc., Whymore Coal Company Inc., Genesis Coal Corp. and North Fork Collieries LLC were exchanged for 100% of the equity of Yatesville. This reorganization allows for a better utilization of the assets in the consolidated group.

At June 30, 2008, Yatesville owns 100% of the membership interest of North Fork Collieries LLC. In addition, Yatesville holds a $5,721 note receivable from North Fork Collieries LLC. Our third party valuation consultant has estimated the value of the North Fork Collieries LLC investment in a range from $10,940 to $12,607.

Yatesville owns 75% of the common stock of Genesis Coal Corp. and holds a note receivable of $17,692 at June 30, 2008. Our third party valuation consultant has estimated the value of the Genesis Coal Corp investment in a range from $7,156 to $7,962.

Yatesville holds a note receivable of $3,902 from Unity Virginia Holdings LLC at June 30, 2008. Our third party valuation consultant has estimated the value of the Unity Virginia Holdings, LLC investment at zero.

There are several entities involved in Yatesville’s investment in the Whymore Coal Entities at June 30, 2008. Yatesville owns 10,000 shares of common stock or 100% of the equity and holds a $12,822 senior secured debt receivable from C&A Construction, Inc., or C&A, which owns the equipment. Yatesville owns 10,000 shares of common stock or 100% of the equity of E&L Construction, Inc., or E&L, which leases the equipment from C&A, employs the workers, is listed as the operator with the Commonwealth of Kentucky, mines the coal, receives revenues and pays all operating expenses. Yatesville owns 4,900 shares of common stock or 49% of the equity of Whymore Coal Company, Inc., or Whymore, which applies for and holds permits on behalf of E&L. Yatesville also own 4,285 Series A convertible preferred shares in each of C&A, E&L and Whymore. Additionally, Yatesville retains an option to purchase the remaining 51% of Whymore. Whymore and E&L are guarantors under the C&A credit agreement with Yatesville. Our third party valuation consultant has estimated the value of the Whymore Coal investment in a range from $4,463 to $5,105.

(24)	Mistral Chip Holdings, LLC owns 45,300 shares out of 50,500 total shares outstanding of Chip Holdings, Inc., the parent company of Shearer’s Foods, Inc.

(25)	Interest rate is 1-Month LIBOR plus 8.0%; rate reflected is as of June 30, 2008.

F-14

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS
June 30, 2007
(In thousands, except share and per share data)

					% of
		Par Value/		Fair	Net
Portfolio Investments(1)	Locale/Industry	Shares	Cost	Value(2)	Assets
	(In thousands, except share data)

Control Investments (25.00% or greater of voting control)
Advantage Oilfield Group Ltd.(23)	Alberta, Canada/ Construction Services
Common shares, Class A(3)		33	$220	$—	0.0%
Senior secured note, 15.00% due 5/30/2009		$17,321	16,930	9,880	3.3%

Total			17,150	9,880	3.3%

C&J Cladding LLC(23)	Texas/Metal Services
Warrants, common shares, expiring 3/30/2014		510	580	580	0.2%
Senior secured note, 14.00%(12) due 3/31/2012		$6,000	5,249	5,249	1.7%

Total			5,829	5,829	1.9%

Gas Solutions Holdings, Inc.(4)	Texas/Gas Gathering and Processing
Common shares		100	4,878	26,100	8.7%
Subordinated secured note, 18.00% due 12/22/2011(23)		$18,400	18,400	18,400	6.1%

Total			23,278	44,500	14.8%

Genesis Coal Corp.	Kentucky/ Mining and Coal Production
Common shares		63	23	1	0.0%
Warrants, preferred shares, expiring 2/9/2016		1,000	33	1	0.0%
Senior secured note, 16.40%(5) due 12/31/2010		$14,533	14,408	11,423	3.8%

Total			14,464	11,425	3.8%

See notes to consolidated financial statements.

F-15

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
June 30, 2007
(In thousands, except share and per share data)

					% of
		Par Value/		Fair	Net
Portfolio Investments(1)	Locale/Industry	Shares	Cost	Value(2)	Assets
	(In thousands, except share data)

NRG Manufacturing, Inc.	Texas/ Manufacturing
Common shares		800	$2,315	$11,785	3.9%
Senior secured note, 16.50%(6) due 8/31/2013(23)		$10,080	10,080	10,080	3.4%

Total			12,395	21,865	7.3%

R-V Industries, Inc.	Pennsylvania/ Manufacturing
Common shares		545,107	4,985	4,985	1.6%
Warrants, common shares, expiring 6/30/2017		200,000	1,682	1,682	0.6%
Senior secured note, 15.00% due 6/30/2017(23)		$14,526	12,844	12,844	4.3%

Total			19,511	19,511	6.5%

Whymore Coal Company, Inc.(7)	Kentucky/ Mining and Coal Production
Equity ownership		Various	111	1	0.0%
Senior secured note, 16.42%(8) due 12/31/2010		$11,022	11,022	7,063	2.4%

Total			11,133	7,064	2.4%

Worcester Energy Partners, Inc.(9)	Maine/Biomass Power
Equity ownership		Various	137	1	0.0%
Senior secured note, 12.50% due 12/31/2012		$26,774	26,596	25,046	8.3%

Total			26,733	25,047	8.3%

Total Control Investments			130,493	145,121	48.3%

See notes to consolidated financial statements.

F-16

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
June 30, 2007
(In thousands, except share and per share data)

					% of
		Par Value/		Fair	Net
Portfolio Investments(1)	Locale/Industry	Shares	Cost	Value(2)	Assets
	(In thousands, except share data)

Affiliate Investments (5.00% to 24.99% of voting control)
Appalachian Energy Holdings LLC(10)(23)	West Virginia/ Construction Services
Series A preferred shares		200	$104	$104	0.0%
Warrants, expiring 2/14/2016		6,065	348	152	0.1%
Senior secured note, 14.00%, plus 3.00% PIK due 1/31/2011		$5,358	5,169	5,169	1.7%

Total			5,621	5,425	1.8%

Iron Horse Coiled Tubing, Inc.(23)	Alberta, Canada/ Production services
Common shares		93	268	268	0.1%
Senior secured note, 15.00% due 4/19/2009		$9,250	8,932	8,932	3.0%

Total			9,200	9,200	3.1%

Total Affiliate Investments			14,821	14,625	4.9%

Non-Control/Non-Affiliate Investments (less than 5.00% of voting control)
Arctic Acquisition Corp.(11)(23)	Texas/ Production services
Warrants, common shares, expiring 7/19/2012		596,251	507	507	0.2%
Warrants, Series A redeemable preferred shares, expiring 7/19/2012		1,054	507	507	0.2%
Senior secured note, 13.00% due 7/19/2009		$13,301	12,656	12,656	4.2%

Total			13,670	13,670	4.6%

See notes to consolidated financial statements.

F-17

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
June 30, 2007
(In thousands, except share and per share data)

					% of
		Par Value/		Fair	Net
Portfolio Investments(1)	Locale/Industry	Shares	Cost	Value(2)	Assets
	(In thousands, except share data)

Central Illinois Energy, LLC(23)	Illinois/ Biofuels/ Ethanol
Senior secured note, 15.35%(13) due 3/31/2014		$8,000	$8,000	$8,000	2.7%

Conquest Cherokee, LLC(14)(23)	Tennessee/ Oil and Gas Production
Senior secured note, 13.00%(15) due 5/5/2009		$10,200	10,046	10,046	3.3%

ESA Environmental Specialist, Inc.(23)	North Carolina/ Contracting
Warrants, common shares, expiring 4/11/2017		1,059	1	—	0.0%
Senior secured note, 14.00%(16) due 4/11/2011		$12,200	12,200	4,428	1.5%
Senior secured note, 14.00%(16) due 6/7/2008		$1,575	1,575	572	0.2%

Total			13,776	5,000	1.7%

Evolution Petroleum Corp.(17)	Texas/Oil and Gas Production
Common shares, unregistered		139,926	20	378	0.1%

H&M Oil & Gas, LLC(18)(23)	Texas/Oil and Gas Production
Senior secured note, 13.00%(19) due 6/30/2010		$45,000	45,000	45,000	15.0%

Jettco Marine Services LLC(18)(23)	Louisiana/ Shipping
Subordinated secured note, 12.00% (20), plus 4.0% PIK due 12/31/2011		$6,671	6,553	6,553	2.2%

Ken-Tex Energy Corp.(14)(23)	Texas/Oil and Gas Production
Senior secured note, 13.00% due 6/4/2010		$10,750	10,750	10,750	3.6%

See notes to consolidated financial statements.

F-18

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
June 30, 2007
(In thousands, except share and per share data)

					% of
		Par Value/		Fair	Net
Portfolio Investments(1)	Locale/Industry	Shares	Cost	Value(2)	Assets
	(In thousands, except share data)

Miller Petroleum, Inc.	Tennessee/ Oil and Gas Production
Warrants, common shares, expiring 5/4/2010 to 6/30/2012		1,206,859	$150	$22	0.0%

Regional Management Corp.(23)	South Carolina/ Financial Services
Subordinated secured note, 12.00%, plus 2.0% PIK due 6/29/2012		$25,000	25,000	25,000	8.3%

Stryker Energy, LLC(21)	Ohio/Oil and Gas Production
Subordinated revolving credit facility, 12.43%(22) due 11/30/2011		$29,500	28,942	28,942	9.7%

TLOGH, L.P.(21)	Texas/Oil and Gas Production
Senior secured note, 13.00%, Due 10/23/2009		$15,291	15,105	15,105	5.0%

Unity Virginia Holdings, LLC	Virginia/ Mining and Coal Production
Subordinated secured note, 15.00%, plus 15.00% PIK due 1/31/2009		$3,580	3,871	10	0.0%

Total Non-Control/Non-Affiliate Investments			180,883	168,476	56.2%

Total Portfolio Investments			326,197	328,222	109.4%

Money Market Funds
Fidelity Institutional Money Market Funds — Government Portfolio (Class I)		38,227,118	38,227	38,227	12.7%
First American Funds, Inc. — Prime Obligations Fund (Class A)		289,000	289	289	0.1%
First American Funds, Inc. — Prime Obligations Fund (Class Y)		3,243,731	3,244	3,244	1.1%

Total Money Market Funds			41,760	41,760	13.9%

Total Investments			$367,957	$369,982	123.3%

See notes to consolidated financial statements.

F-19

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
June 30, 2007
(In thousands, except share and per share data)

Endnote Explanations for the Schedule of Investments as of June 30, 2007

(1)	The securities in which we have invested were acquired in transactions that were exempt from registration under the Securities Act of 1933, as amended, or the “Securities Act.” These securities may be resold only in transactions that are exempt from registration under the Securities Act.

(2)	Fair value is determined by or under the direction of our Board of Directors (Note 2).

(3)	We have the right to purchase 184 shares of Class A common shares at a purchase price of $1.00 per share in the event of a default under the credit agreement.

(4)	Gas Solutions Holdings, Inc. is a wholly-owned investment of us.

(5)	Interest rate is the greater of 15.0% or 6-Month LIBOR plus 11.0%; rate reflected is as of June 30, 2007.

(6)	Interest rate is the greater of 16.5% or 12-Month LIBOR plus 11.0%; rate reflected is as of June 30, 2007.

(7)	There are several entities involved in the Whymore investment. The senior secured debt is with C&A Construction, Inc. (“C&A”), which owns the equipment. E&L Construction, Inc. (“E&L”) leases the equipment from C&A, employs the workers, is listed as the operator with the Commonwealth of Kentucky, mines the coal, receives revenues and pays all operating expenses. Whymore Coal Company, Inc. (“Whymore”) applies for and holds permits on behalf of E&L. Whymore and E&L are guarantors under the C&A credit agreement with us. We own 10,000 shares of common stock of C&A (100% ownership), 10,000 shares of common stock of E&L (100% ownership), and 4,900 shares of common stock of Whymore (49% ownership). We own 4,285 Series A convertible preferred shares in each of C&A, E&L and Whymore. Additionally, we retain an option to purchase the remaining 51% of Whymore. As of June 30, 2007, our Board of Directors assessed a fair value of $1 for all of these equity positions.

(8)	Interest rate is the greater of 15.0% or 5-Year US Treasury Note plus 11.5%; rate reflected is as of June 30, 2007.

(9)	There are several entities involved in the Worcester Energy Company, Inc. investment. We own 100 shares of common stock in Worcester Energy Holdings, Inc. (“WEHI”) representing 100%. WEHI, in turn, owns 51 membership certificates in Biochips LLC, which represents 51% ownership. We own 282 shares of common stock in Worcester Energy Co., Inc. (“WECO”), which represents 51% ownership. We own 1,665 shares of common stock in Worcester Energy Partners, Inc. (“WEPI”), which represents 51% ownership. We also own 1,000 of series A convertible preferred shares in WEPI. WECO, WEPI and Biochips LLC are joint borrowers on the term note issued by us. WEPI owns the equipment and operates the biomass generation facility. Biochips LLC currently has no material operations. As of June 30, 2007, our Board of Directors assessed a fair value of $1 for all of these equity positions.

(10)	There are several entities involved in the Appalachian Energy Holdings (“Appalachian Energy”) investment. We own 100 shares of Class A common stock of AEH Investment Corp. (“AEH”), 200 shares of Series A preferred stock of AEH and 6,065 warrants, expiring 2/14/2016 to purchase Class A common stock. The senior secured note is with C & S Operating LLC and East Cumberland L.L.C., both operating companies owned by Appalachian Energy Holdings LLC. AEH owns Appalachian Energy.

(11)	The Portfolio Investment does business as Cougar Pressure Control.

(12)	Interest rate is the greater of 14.0% or 12-Month LIBOR plus 7.5%; rate reflected is as of June 30, 2007.

(13)	Interest rate is LIBOR plus 10.0%; rate reflected is as of June 30, 2007.

(14)	We have an overriding royalty interest and net profits interest in the Portfolio Investment.

(15)	Interest rate is the greater of 13.0% or 12-Month LIBOR plus 7.5%; rate reflected is as of June 30, 2007.

(16)	Interest rate is the greater of 14.0% or 1-Month LIBOR plus 8.5%; rate reflected is as of June 30, 2007.

F-20

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
June 30, 2007
(In thousands, except share and per share data)

(17)	Formerly known as Natural Gas Systems, Inc.

(18)	We have a net profits interest in the Portfolio Investment.

(19)	Interest rate is the greater of 13.0% or 12-Month LIBOR plus 7.5%; rate reflected is as of June 30, 2007.

(20)	Interest rate is the greater of 13.0% or 3-Month LIBOR plus 6.11%; rate reflected is as of June 30, 2007.

(21)	We have an overriding royalty interest in Portfolio Investment.

(22)	Interest rate is the greater of 12.0% or 12-Month LIBOR plus 7.0%; rate reflected is as of June 30, 2007.

(23)	Security, or portion thereof, is held as collateral for the credit facility with Rabobank Nederland (See Note 10). At June 30, 2007, the value of these investments was $195,966, which represents 65.3% of net assets.

F-21

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(In thousands, except share and per share data)

Note 1.	Organization

References herein to “we”, “us” or “our” refer to Prospect Capital Corporation and its subsidiary unless the context specifically requires otherwise.

We were formerly known as Prospect Energy Corporation, a Maryland corporation. We were organized on April 13, 2004 and were funded in an initial public offering, or IPO, completed on July 27, 2004. We are a closed-end investment company that has filed an election to be treated as a Business Development Company, or BDC, under the Investment Company Act of 1940 (the “1940 Act”). As a BDC, we have qualified and have elected to be treated as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code. We invest primarily in senior and subordinated debt and equity of companies in need of capital for acquisitions, divestitures, growth, development, project financings, recapitalizations, and other purposes.

On May 15, 2007, we formed a wholly-owned subsidiary, Prospect Capital Funding, LLC, a Delaware limited liability company, for the purpose of holding certain of our loan investments in the portfolio which are used as collateral for our credit facility.

Note 2.	Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period. Changes in the economic environment, financial markets, creditworthiness of our portfolio companies and any other parameters used in determining these estimates could cause actual results to differ.

The statements include portfolio investments at fair value of $497,530 and $328,222 at June 30, 2008 and June 30, 2007, respectively. At June 30, 2008 and June 30, 2007, 115.8% and 109.4%, respectively, of our net assets represented portfolio investments whose fair values have been determined by the Board of Directors in good faith in the absence of readily available market values. Because of the inherent uncertainty of valuation, the Board of Directors’ determined values may differ significantly from the values that would have been used had a ready market existed for the investments, and the differences could be material.

The following are significant accounting policies consistently applied by us:

Consolidation

Under the 1940 Act rules, the regulations pursuant to Article 6 of Regulation S-X, and the American Institute of Certified Public Accountants’ Audit and Accounting Guide for Investment Companies, we are precluded from consolidating any entity other than another investment company or an operating company which provides substantially all of its services and benefits to us. Our June 30, 2008 financial statements include our accounts and the accounts of Prospect Capital Funding, LLC, our only wholly-owned, closely- managed subsidiary that is also an investment company. All intercompany balances and transactions have been eliminated in consolidation.

Investments

a) Security transactions are recorded on a trade-date basis.

F-22

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2008
(In thousands, except share and per share data)

b) Valuation:

1) Investments for which market quotations are readily available are valued at such market quotations.

2) Short-term investments that mature in 60 days or less, such as United States Treasury Bills, are valued at amortized cost, which approximates fair value. The amortized cost method involves recording a security at its cost (i.e., principal amount plus any premium and less any discount) on the date of purchase and thereafter amortizing/accreting that difference between the principal amount due at maturity and cost assuming a constant yield to maturity as determined at the time of purchase. Short-term securities that mature in more than 60 days are valued at current market quotations by an independent pricing service or at the mean between the bid and ask prices obtained from at least two brokers or dealers (if available, or otherwise by a principal market maker or a primary market dealer). Investments in money market mutual funds are valued at their net asset value as of the close of business on the day of valuation.

3) It is expected that most of the investments in our portfolio will not have actively traded markets. Debt and equity securities which do not have actively traded markets are valued with the assistance of an independent valuation service using a documented valuation policy and a valuation process that is consistently applied under the direction of our Board of Directors. The factors that may be taken into account in fairly valuing investments include, as relevant, the portfolio company’s ability to make payments, its estimated earnings and projected discounted cash flows, the nature and realizable value of any collateral, the sensitivity of the investments to fluctuations in interest rates, changes in the market interest rates, the financial environment in which the portfolio company operates, comparisons to securities of similar publicly traded companies, changes in interest rates for similar debt instruments, and other relevant factors. Due to the inherent uncertainty of determining the fair value of investments that are not actively traded, the fair value of these investments may differ significantly from the values that would have been used had an actively traded market existed for such investments, and any such differences could be material.

4) In September 2006, the Financial Accounting Standards Board (“FASB”) issued a new pronouncement addressing fair value measurements, Statement of Financial Accounting Standards Number 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 becomes effective for fiscal years beginning after November 15, 2007; therefore, its first applicability to us will be for our upcoming fiscal year beginning July 1, 2008. We do not believe that the adoption of SFAS 157 will materially impact the amounts reported in our financial statements, however, additional disclosures will be required about the inputs used to develop the measurements and the effect of certain of the measurements reported to changes in net assets for a fiscal period.

5) In February 2007, FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”. SFAS 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. SFAS 159 becomes effective for fiscal years beginning after November 15, 2007 and, therefore, is applicable for our upcoming fiscal year beginning July 1, 2008. Our management does not believe that the adoption of SFAS No. 159 will have a material impact on our financial statements.

F-23

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2008
(In thousands, except share and per share data)

6) In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. SFAS 161 is intended to improve financial reporting for derivative instruments by requiring enhanced disclosure that enables investors to understand how and why the entity uses derivatives, how derivatives are accounted for, and how derivative affect an entity’s results of operations, financial position, and cash flows. SFAS 161 becomes effective for fiscal years beginning after November 15, 2008 and, therefore, is applicable for our fiscal year beginning July 1, 2009. Our management does not believe that the adoption of SFAS No. 161 will have a material impact on our financial statements.

7) In March 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. Our management does not believe that the adoption of SFAS No. 162 will have a material impact on our financial statements.

c) Realized gains or losses on the sale of investments are calculated using the specific identification method.

d) Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Origination, closing and/or commitment fees associated with investments in portfolio companies are accreted into interest income over the respective terms of the applicable loans. Upon the prepayment of a loan or debt security, any prepayment penalties and unamortized loan origination, closing and commitment fees are recorded as interest income.

e) Dividend income is recorded on the ex-dividend date.

f) Structuring fees and similar fees are recognized as income as earned, usually when paid. Structuring fees, excess deal deposits, net profits interests and overriding royalty interest are included in other income.

g) Loans are placed on non-accrual status when principal or interest payments are past due 90 days or more or when there is reasonable doubt that principal or interest will be collected. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are restored to accrual status when past due principal and interest is paid and in management’s judgment, are likely to remain current. As of June 30, 2008, approximately 0.9% of our net assets are in non-accrual status.

Federal and State Income Taxes

We have elected to be treated as a regulated investment company and intend to continue to comply with the requirements of the Internal Revenue Code of 1986 (the “Code”), applicable to regulated investment companies. We are required to distribute at least 90% of our investment company taxable income and intend to distribute (or retain through a deemed distribution) all of our investment company taxable income and net capital gain to stockholders; therefore, we have made no provision for income taxes. The character of income and gains that we will distribute is determined in accordance with income tax regulations that may differ from GAAP. Book and tax basis differences relating to stockholder dividends and distributions and other permanent book and tax differences are reclassified to paid-in capital.

F-24

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2008
(In thousands, except share and per share data)

If we do not distribute (or are not deemed to have distributed) at least 98% of our annual taxable income in the year earned, we will generally be required to pay an excise tax equal to 4% of the amount by which 98% of our annual taxable income exceeds the distributions from such taxable income for the year. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such taxable income, we accrue excise taxes, if any, on estimated excess taxable income as taxable income is earned using an annual effective excise tax rate. The annual effective excise tax rate is determined by dividing the estimated annual excise tax by the estimated annual taxable income.

We adopted Financial Accounting Standards Board Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. Adoption of FIN 48 was applied to all open tax years as of July 1, 2007. The adoption of FIN 48 did not have an effect on our net asset value, financial condition or results of operations as there was no liability for unrecognized tax benefits and no change to our beginning net asset value. As of June 30, 2008 and for the year then ended, we did not have a liability for any unrecognized tax benefits. Management’s determinations regarding FIN 48 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof.

Dividends and Distributions

Dividends and distributions to common stockholders are recorded on the ex-dividend date. The amount, if any, to be paid as a dividend is approved by our Board of Directors each quarter and is generally based upon our management’s estimate of our earnings for the quarter. Net realized capital gains, if any, are distributed at least annually.

Financing Costs

We record origination expenses related to our credit facility as deferred financing costs. These expenses are deferred and amortized as part of interest expense using the straight-line method over the stated life of the facility.

We record registration expenses related to shelf filings as prepaid assets. These expenses consist principally of SEC registration, legal and accounting fees incurred through June 30, 2008 that are related to the shelf filings that will be charged to capital upon the receipt of the capital or charged to expense if not completed.

Guarantees and Indemnification Agreements

We follow FASB Interpretation Number 45, “Guarantor’s” Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” (“FIN 45”). FIN 45 elaborates on the disclosure requirements of a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, for those guarantees that are covered by FIN 45, the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 did not have a material effect on the financial statements. Refer to Note 3 and Note 7 for further discussion of guarantees and indemnification agreements.

F-25

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2008
(In thousands, except share and per share data)

Per Share Information

Net increase in net assets resulting from operations per common share, or Basic Earnings Per Share, are calculated using the weighted average number of common shares outstanding for the period presented. Diluted earnings per share are not presented as there are no potentially dilutive securities outstanding.

Reclassifications

Certain reclassifications have been made in the presentation of the 2007 and 2006 consolidated financial statements to conform to the current year presentation.

Note 3.	Portfolio Investments

At June 30, 2008, 115.8% of our net assets or about $497,530 was invested in 29 long-term portfolio investments (including a net profits interest in Charlevoix Energy Trading LLC) and 7.6% of our net assets was invested in money market funds. The remainder (23.4%) of our net assets represented liabilities in excess of other assets. At June 30, 2007, 109.4% of our net assets or about $328,222 was invested in 24 long-term portfolio investments (including a net profits interest in Charlevoix Energy Trading LLC) and 13.9% of our net assets was invested in money market funds. The remainder (23.3%) of our net assets represented liabilities in excess of other assets. We are a non-diversified company within the meaning of the 1940 Act. We classify our investments by level of control. As defined in the 1940 Act, control investments are those where there is the ability or power to exercise a controlling influence over the management or policies of a company. Control is generally deemed to exist when a company or individual owns more than 25% or more of the voting securities of an investee company. Affiliated investments and affiliated companies are defined by a lesser degree of influence and are deemed to exist through ownership of 5% or more but less than 25% of the outstanding voting securities of another person. As of June 30, 2008, we own controlling interests in Ajax Rolled Ring & Machine, or Ajax, C&J Cladding, LLC, or C&J, Gas Solutions Holdings, Inc., or GSHI, Integrated Contract Services, Inc., or Integrated, Iron Horse Coiled Tubing, Inc., or Iron Horse, NRG Manufacturing, Inc., or NRG, R-V Industries, Inc., or R-V, Worcester Energy Partners, Inc., or WEPI, and Yatesville Coal Holdings, Inc., or Yatesville. We also own an affiliated interest in Appalachian Energy Holdings, LLC, or AEH. We have no other controlled or affiliated investments.

GSHI has indemnified us against any legal action arising from its investment in Gas Solutions, LP. We have incurred approximately $1,914 from the inception of the investment in GSHI through June 30, 2008 for fees associated with a legal action, and GSHI has reimbursed us for the entire amount. Of the $1,914 reimbursement $118, $178, and $941 are reflected as Dividend income: Control investments on the accompanying Consolidated Statements of Operations for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively. Additionally, certain other expenses incurred by us which are attributable to GSHI have been reimbursed by GSHI and are reflected as Dividend income: Control investments on the accompanying Consolidated Statements of Operations as $4,589, $2,578, and $2,226 for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.

Debt placements and interests in equity securities with an original cost basis of approximately $311,947, $167,255, and $83,625 were acquired during the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively. Debt repayments and sales of equity securities with a cost basis of approximately $143,434, $36,458, and $9,651 were made during the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.

From time to time, we provide guarantees for portfolio companies for payments to counterparties, usually as an alternative to investing additional capital. Currently, agreements for two guarantees and one

F-26

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2008
(In thousands, except share and per share data)

indemnification are outstanding which are related to two portfolio companies categorized as Control Investments — Whymore Coal Company, Inc., now consolidated as part of Yatesville, and North Fork Collieries LLC, or North Fork. The two guarantees are related to Whymore with one in the amount of $3,478 for equipment leases and another of $416 for a “payment-over-time” contract for coal purchases. The contingent indemnification obligation arose from our acquisition of the assets of Traveler Coal, LLC, or Traveler, through our subsidiary, North Fork. Specifically, as part of that acquisition, we have agreed to indemnify the seller of those assets for personal guarantees that that seller had extended on behalf of Traveler. The amount of this contingency may reach $5,000. We also guarantee the obligation of WEPI as it relates to the Cousineau Forest Products, Inc. acting as the fuel provider to WEPI. The guaranty is limited to a maximum of $300.

Note 4.	Other Investment Income

Other investment income consists of structuring fees, overriding royalty interests, prepayment penalty on net profits interest, deal deposits, administrative agent fee, and other miscellaneous and sundry cash receipts. Income from such sources was $8,336 and $4,444 for the years ended June 30, 2008 and June 30, 2007, respectively. There was no such income for the year ended June 30, 2006.

	For the Year Ended
	June 30,	June 30,	June 30,
Income Source	2008	2007	2006

Structuring fees	$4,751	$2,574	$—
Overriding royalty interests	1,819	196	—
Prepayment penalty on net profits interests	1,659	986	—
Deal deposit	49	688	—
Administrative agent fee	48	—	—
Miscellaneous	10	—	—

Other Investment Income	$8,336	$4,444	$—

Note 5.	Equity Offerings and Related Expenses

During the year ended June 30, 2008, we issued 9,400,000 shares of our common stock through public offerings, a registered direct offering, and through the exercises of an over-allotment options on the part of the underwriters. Offering expenses were charged against paid-in capital in excess of par. All underwriting fees and offering expenses were borne by us. The proceeds raised, the related underwriting fees, the offering

F-27

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2008
(In thousands, except share and per share data)

expenses, and the prices at which common stocks were issued since inception are detailed in the table which follows:

	Number of	Gross
	Shares	Proceeds	Underwriting	Offering	Offering
Issuances of Common Stock	Issued	Raised	Fees	Expenses	Price

June 2, 2008	3,250,000	$48,425	$2,406	$254	$14.900
March 31, 2008	1,150,000	$17,768	$759	$350	$15.450
March 28, 2008	1,300,000	19,786	—	350	15.220
November 13, 2007 over-allotment	200,000	$3,268	$163	$—	$16.340
October 17, 2007	3,500,000	57,190	2,860	551	16.340
January 11, 2007 over-allotment	810,000	$14,026	$688	$—	$17.315	(1)
December 13, 2006	6,000,000	106,200	5,100	279	17.700
August 28, 2006 over-allotment	745,650	$11,408	$566	$—	$15.300
August 10, 2006	4,971,000	76,056	3,778	595	15.300
August 27, 2004 over-allotment	55,000	$825	$58	$2	$15.000
July 27, 2004	7,000,000	105,000	7,350	1,385	15.000

(1)	We declared a dividend of $0.385 per share between offering and over-allotment dates.

Note 6.	Net Increase in Net Assets per Common Share

The following information sets forth the computation of net increase in net assets resulting from operations per common share for the years ended June 30, 2008, 2007 and 2006, respectively.

	For the Year Ended
	June 30,	June 30,	June 30,
	2008	2007	2006

Net increase in net assets resulting from operations	$27,591	$16,728	$12,896
Weighted average common shares outstanding	23,626,642	15,724,095	7,056,846

Net increase in net assets resulting from operations per common share	$1.17	$1.06	$1.83

Note 7.	Related Party Agreements and Transactions

Investment Advisory Agreement

We have entered into an investment advisory and management agreement with Prospect Capital Management (the “Investment Advisory Agreement”) under which the Investment Adviser, subject to the overall supervision of our Board of Directors, manages the day-to-day operations of, and provides investment advisory services to, us. Under the terms of the Investment Advisory Agreement, our Investment Adviser: (i) determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes, (ii) identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and (iii) closes and monitors investments we make.

Prospect Capital Management’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. For providing these services the Investment Adviser receives a fee from us, consisting of two components: a base

F-28

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2008
(In thousands, except share and per share data)

management fee and an incentive fee. The base management fee is calculated at an annual rate of 2.00% on our gross assets (including amounts borrowed). For services currently rendered under the Investment Advisory Agreement, the base management fee is payable quarterly in arrears. The base management fee is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters and appropriately adjusted for any share issuances or repurchases during the current calendar quarter.

The Investment Adviser had previously voluntarily agreed to waive 0.5% of the base management fee if in the future the average amount of our gross assets for each of the two most recently completed calendar quarters at that time, appropriately adjusted for any share issuances, repurchases or other transactions during such quarters, exceeds $750,000,000, for that portion of the average amount of our gross assets that exceeds $750,000,000. The voluntary agreement by the Investment Adviser for such waiver for each fiscal quarter after December 31, 2007 has been terminated by the Investment Adviser.

The total base management fees earned by and paid to Prospect Capital Management for the years ended June 30, 2008, June 30, 2007 and June 30, 2006 were $8,921, $5,445, and $2,082, respectively.

The incentive fee has two parts. The first part, the income incentive fee, is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding calendar quarter. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees and other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement described below, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment in kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to a “hurdle rate” of 1.75% per quarter (7.00% annualized).

Previously, our Investment Adviser had voluntarily agreed that for each fiscal quarter from January 1, 2005 to March 31, 2007, the quarterly hurdle rate was to be equal to the greater of (a) 1.75% and (b) a percentage equal to the sum of 25.0% of the daily average of the “quoted treasury rate” for each month in the immediately preceding two quarters plus 0.50%. “Quoted treasury rate” means the yield to maturity (calculated on a semi-annual bond equivalent basis) at the time of computation for Five Year U.S. Treasury notes with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H). These calculations were to be appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter. The voluntary agreement by the Investment Adviser that the hurdle rate be fluctuating for each fiscal quarter after January 1, 2005 (as discussed above) was terminated by the Investment Adviser as of the June 30, 2007, quarter. The investment adviser had also voluntarily agreed that, in the event it is paid an incentive fee at a time when our common stock is trading at a price below $15 per share for the immediately preceding 30 days (as adjusted for stock splits, recapitalizations and other transactions), it will cause the amount of such incentive fee payment to be held in an escrow account by an independent third party, subject to applicable regulations. The Investment Adviser had further agreed that this amount may not be drawn upon by the Investment Adviser or any affiliate or any other third party until such time as the price of our common stock achieves an average 30 day closing price of at least $15 per share. The Investment Adviser also had voluntarily agreed to cause 30% of any incentive fee that it is

F-29

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2008
(In thousands, except share and per share data)

paid and that is not otherwise held in escrow to be invested in shares of our common stock through an independent trustee. Any sales of such stock were to comply with any applicable six month holding period under Section 16(b) of the Securities Act and all other restrictions contained in any law or regulation, to the fullest extent applicable to any such sale. These two voluntary agreements by the Investment Adviser have been terminated by the Investment Adviser for all incentive fees after December 31, 2007.

The net investment income used to calculate this part of the incentive fee is also included in the amount of the gross assets used to calculate the 2.00% base management fee. We pay the Investment Adviser an income incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate;

•	100.00% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 125.00% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming a 7.00% annualized hurdle rate); and

•	20.00% of the amount of our pre-incentive fee net investment income, if any, that exceeds 125.00% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming a 7.00% annualized hurdle rate).

These calculations are appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

The second part of the incentive fee, the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20.00% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year. In determining the capital gains incentive fee payable to the Investment Adviser, we calculate the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each investment that has been in its portfolio. For the purpose of this calculation, an “investment” is defined as the total of all rights and claims which maybe asserted against a portfolio company arising from our participation in the debt, equity, and other financial instruments issued by that company. Aggregate realized capital gains, if any, equals the sum of the differences between the aggregate net sales price of each investment and the aggregate cost basis of such investment when sold or otherwise disposed. Aggregate realized capital losses equal the sum of the amounts by which the aggregate net sales price of each investment is less than the aggregate cost basis of such investment when sold or otherwise disposed. Aggregate unrealized capital depreciation equals the sum of the differences, if negative, between the aggregate valuation of each investment and the aggregate cost basis of such investment as of the applicable calendar year-end . At the end of the applicable calendar year, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee involves netting aggregate realized capital gains against aggregate realized capital losses on a since-inception basis and then reducing this amount by the aggregate unrealized capital depreciation. If this number is positive, then the capital gains incentive fee payable is equal to 20.00% of such amount, less the aggregate amount of any capital gains incentive fees paid since inception.

$11,278, $5,781, and $1,786 income incentive fees were earned for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively. No capital gains incentive fees were earned for years ended June 30, 2008, June 30, 2007 and June 30, 2006.

F-30

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2008
(In thousands, except share and per share data)

Administration Agreement

We have also entered into an Administration Agreement with Prospect Administration, LLC (“Prospect Administration”) under which Prospect Administration, among other things, provides (or arranges for the provision of) administrative services and facilities for us. For providing these services, we reimburse Prospect Administration for our allocable portion of overhead incurred by Prospect Administration in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of our chief compliance officer and chief financial officer and their respective staffs. Under this agreement, Prospect Administration furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Prospect Administration also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, Prospect Administration assists us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Under the Administration Agreement, Prospect Administration also provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. Prospect Administration is a wholly owned subsidiary of our Investment Adviser.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration’s services under the Administration Agreement or otherwise as administrator for us.

Prospect Administration, pursuant to the approval of our Board of Directors, has engaged Vastardis Fund Services LLC (“Vastardis”) to serve as our sub-administrator to perform certain services required of Prospect Administration. This engagement began in May 2005 and ran on a month-to-month basis at the rate of $25 annually, payable monthly. Under the sub-administration agreement, Vastardis provides us with office facilities, equipment, clerical, bookkeeping and record keeping services at such facilities. Vastardis also conducts relations with custodians, depositories, transfer agents, dividend disbursing agents, other stockholder servicing agents, accountants, attorneys, underwriters, brokers and dealers, corporate fiduciaries, insurers, banks and such other persons in any such other capacity deemed to be necessary or desirable. Vastardis provides reports to the Administrator and the Directors of its performance of obligations and furnishes advice and recommendations with respect to such other aspects of our business and affairs as it shall determine to be desirable. Under the revised and renewed sub-administration agreement, Vastardis also provides the service of William E. Vastardis as our Chief Financial Officer, or CFO. This service was formerly provided at the rate of $225 annually, payable monthly. In May 2006, the engagement was revised and renewed as an asset-based fee with a $400 annual minimum, payable monthly. Vastardis does not provide any advice or recommendation relating to the securities and other assets that we should purchase, retain or sell or any other investment advisory services to us. Vastardis is responsible for the financial and other records that either the Administrator on our behalf or we are required to maintain and prepares reports to stockholders, and reports and other materials filed with the SEC. In addition, Vastardis assists us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns, and the printing and dissemination of reports to

F-31

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2008
(In thousands, except share and per share data)

our stockholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

Under the sub-administration agreement, Vastardis and its officers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with Vastardis, are not liable to the Administrator or us for any action taken or omitted to be taken by Vastardis in connection with the performance of any of its duties or obligations or otherwise as sub-administrator for the Administrator on our behalf. The agreement also provides that, absent willful misfeasance, bad faith or negligence in the performance of Vastardis’ duties or by reason of the reckless disregard of Vastardis’ duties and obligations, Vastardis and its officers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with Vastardis are entitled to indemnification from the Administrator and us. All damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Administrator or us or our security holders) arising out of or otherwise based upon the performance of any of Vastardis’ duties or obligations under the agreement or otherwise as sub-administrator for the Administrator on our behalf are subject to such indemnification.

Managerial Assistance

As a business development company, we offer, and must provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. We have received $692, $452, $193 in managerial assistance fees for the years ended June 30, 2008, June 30, 2007, and June 30, 2006, respectively. These fees are paid to the Administrator.

Note 8.	Financial Highlights

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2008	2007	2006	2005	2004(3)

Per Share Data(1):
Net asset value at beginning of period	$15.04	$15.31	$14.59	$(0.01)	$—
Costs related to the initial public offering	—	—	0.01	(0.21)	—
Costs related to the secondary public offering	(0.07)	(0.06)	—	—	—
Net investment income	1.91	1.47	1.21	0.34	—
Realized gain (loss)	(0.69)	0.12	0.04	—	—
Net unrealized appreciation (depreciation)	(0.05)	(0.52)	0.58	0.90	—
Net increase in net assets as a result of public offering	—	0.26	—	13.95	—
Dividends declared and paid	(1.59)	(1.54)	(1.12)	(0.38)	—

Net asset value at end of period	$14.55	$15.04	$15.31	$14.59	$—

F-32

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2008
(In thousands, except share and per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2008	2007	2006	2005	2004(3)

Per share market value at end of period	$13.18	$17.47	$16.99	$12.60	$—
Total return based on market value(2)	(15.90)%	12.65%	44.90%	(13.46)%	—
Total return based on net asset value(2)	7.84%	7.62%	12.76%	7.40%	—
Shares outstanding at end of period	29,520,379	19,949,065	7,069,873	7,055,100	—
Average weighted shares outstanding for period	23,626,642	15,724,095	7,056,846	7,055,100	—
Ratio / Supplemental Data:
Net assets at end of period (in thousands)	$429,623	$300,048	$108,270	$102,967	$—
Annualized ratio of operating expenses to average net assets	9.62%	7.36%	8.19%	5.52%	—
Annualized ratio of net operating income to average net assets	12.66%	9.71%	7.90%	8.50%	—

(1)	Financial highlights are based on weighted average shares.

(2)	Total return based on market value is based on the change in market price per share between the opening and ending market prices per share in each period and assumes that dividends are reinvested in accordance with our dividend reinvestment plan. Total return based on net asset value is based upon the change in net asset value per share between the opening and ending net asset values per share in each period and assumes that dividends are reinvested in accordance with our dividend reinvestment plan. The total returns are not annualized.

(3)	Financial Highlights as of June 30, 2004 are considered not applicable as the initial offering of common stock did not occur as of this date.

Note 9.	Litigation

From time to time, we may become involved in various investigations, claims and legal proceedings that arise in the ordinary course of our business. These matters may relate to intellectual property, employment, tax, regulation, contract or other matters. The resolution of these matters as they arise will be subject to various uncertainties and, even if such claims are without merit, could result in the expenditure of significant financial and managerial resources.

On December 6, 2004, Dallas Gas Partners, L.P. (“DGP”) served us with a complaint filed November 30, 2004 in the U.S. District for the Southern District of Texas, Galveston Division. DGP alleges that DGP was defrauded and that we breached our fiduciary duty to DGP and tortiously interfered with DGP’s contract to purchase Gas Solutions, Ltd. (a subsidiary of our portfolio company, GSHI) in connection with our alleged agreement in September 2004 to loan DGP funds with which DGP intended to buy Gas Solutions, Ltd. for approximately $26,000. The complaint sought relief not limited to $100,000. On November 30, 2005, U.S. Magistrate Judge John R. Froeschner of the U.S. District Court for the Southern District of Texas, Galveston Division, issued a recommendation that the court grant our Motion for Summary Judgment dismissing all claims by DGP. On February 21, 2006, U.S. District Judge Samuel Kent of the U.S. District Court for the Southern District of Texas, Galveston Division issued an order granting our Motion for Summary

F-33

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2008
(In thousands, except share and per share data)

Judgment dismissing all claims by DGP, against us. On May 16, 2007, the Court also granted us summary judgment on DGP’s liability to us on our counterclaim for DGP’s breach of a release and covenant not to sue. On January 4, 2008, the Court, Judge Melinda Harmon presiding, granted our motion to dismiss all DGP’s claims asserted against certain of our officers and affiliates. On August 20, 2008, Judge Harmon entered a Final Judgment dismissing all of DGP’s claims. Our damage claims against DGP remain pending.

In May 2006, based in part on unfavorable due diligence and the absence of investment committee approval, we declined to extend a loan for $10 million to a potential borrower (“plaintiff”). Plaintiff was subsequently sued by its own attorney in a local Texas court for plaintiff’s failure to pay fees owed to its attorney. In December 2006, plaintiff filed a cross-action against us and certain affiliates (the “defendants”) in the same local Texas court, alleging, among other things, tortious interference with contract and fraud. We petitioned the United States District Court for the Southern District of New York (the “District Court”) to compel arbitration and to enjoin the Texas action. In February 2007, our motions were granted. Plaintiff appealed that decision. On July 24, 2008, the Second Circuit Court of Appeals affirmed the judgement of the District Court. The arbitration commenced in July 2007 and concluded in late November 2007. Post-hearing briefings were completed in February 2008. On April 14, 2008, the arbitrator rendered an award in our favor, rejecting all of plaintiff’s claims. On April 18, 2008, we filed a petition before the District Court to confirm the award, which is now pending.

Note 10.	Revolving Credit Agreements

On February 21, 2006, we entered into a $20,000 senior secured revolving credit facility (the “Previous Credit Facility”) with Bank of Montreal as administrative agent and Harris Nesbitt Corp. as sole lead arranger and sole book runner. The Previous Credit Facility supplemented our equity capital and provided funding for additional portfolio investments. All amounts borrowed under the Previous Credit Facility would have matured, and all accrued and unpaid interest thereunder would have been due and payable within six months of the date of the borrowing. The Previous Credit Facility had a termination date of August 21, 2006. On May 11, 2006, the Previous Credit Facility was increased to $30,000.

On July 26, 2006, we closed a $50,000 revolving credit facility (the “Facility”) with HSH Nordbank AG as administrative agent and sole lead arranger, replacing the $30,000 Previous Credit Facility. This Facility was used, together with our equity capital, to make additional long-term investments. Interest on borrowings under the Facility is charged, at our option, at either (i) LIBOR plus the applicable spread, ranging from 200 to 250 basis points (the refinanced facility being at 250 basis points over LIBOR), or (ii) the greater of the lender prime rate or the federal funds effective rate plus 50 to 100 basis points. The applicable spread decreases as our equity base increases.

On June 6, 2007, we closed on a $200,000 three-year revolving credit facility (as amended on December 31, 2007) with Rabobank Nederland as administrative agent and sole lead arranger (the “Rabobank Facility”). The Rabobank Facility refinanced the $50,000 Facility with HSH Nordbank AG. Interest on the Rabobank Facility is charged at LIBOR plus 175 basis points. Additionally, Rabobank charges a fee on the unused portion of the facility. Through November 30, 2007, this fee is assessed at the rate of 37.5 basis points per annum of the amount of that unused portion; after that date, this rate increases to 50.0 basis points per annum if that unused portion is greater than 50% of the total amount of the facility. At June 30, 2008, the investments used as collateral for the Rabobank Facility had an aggregate market value of $369,418, which represents 86.0% of net assets.

As of June 30, 2008, we had drawn down $91,167 on the Rabobank Facility.

F-34

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2008
(In thousands, except share and per share data)

Note 11.	Selected Quarterly Financial Data (Unaudited)

							Net Increase
					Net Realized and		(Decrease)
					Unrealized Gains		in Net Assets
	Investment Income		Net Investment Income		(Losses)		from Operations
		Per		Per		Per		Per
Quarter Ended	Total	Share(1)	Total	Share(1)	Total	Share(1)	Total	Share(1)

September 30, 2005	3,109	0.44	1,415	0.20	58	0.01	1,473	0.21
December 31, 2005	3,935	0.56	2,040	0.29	488	0.07	2,528	0.36
March 31, 2006	4,026	0.57	2,126	0.30	829	0.12	2,955	0.42
June 30, 2006	5,799	0.82	2,977	0.42	2,963	0.42	5,940	0.84

September 30, 2006	6,432	0.65	3,274	0.33	690	0.07	3,964	0.40
December 31, 2006	8,171	0.60	4,493	0.33	(1,553)	(0.11)	2,940	0.22
March 31, 2007	12,069	0.61	7,015	0.36	(2,039)	(0.10)	4,976	0.26
June 30, 2007	14,009	0.70	8,349	0.42	(3,501)	(0.18)	4,848	0.24

September 30, 2007	15,391	0.77	7,865	0.39	685	0.04	8,550	0.43
December 31, 2007	18,563	0.80	10,660	0.46	(14,346)	(0.62)	(3,686)	(0.16)
March 31, 2008	22,000	0.92	12,919	0.54	(14,178)	(0.59)	(1,259)	(0.05)
June 30, 2008	23,448	0.85	13,669	0.50	10,317	0.38	23,986	0.88

(1)	Per share amounts are calculated using weighted average shares during period.

Note 12.	Subsequent Events

On July 3, 2008, we exercised our warrant for 4,960,585 shares of common stock in Deep Down, Inc. As permitted by the terms of the warrant, we elected to make this exercise on a cashless basis entitling us to 2,618,129 common shares. On August 1, 2008, we sold all the shares acquired receiving $1,649 of net proceeds.

On August 1, 2008, we provided $7,400 in debt financing to Castro Cheese Company, Inc., or Castro, based in Houston, Texas. Castro is a leading manufacturer, marketer, and distributor of Hispanic cheeses and creams.

On August 4, 2008, we provided $15,000 in debt financing to support the take-private acquisition of the TriZetto Group, or TriZetto. TriZetto is a leading healthcare information technology company.

On August 26, 2008, we provided a $26,000 senior secured debt financing and co-invested $2,300 in equity alongside Great Point Partners, LLC in its growth recapitalization of BNN Holdings Corp. d/b/a Biotronic NeuroNetwork (“Biotronic”), based in Ann Arbor, Michigan. Biotronic is the largest independent national provider of intra-operative neurophysiological monitoring services.

On August 27, 2008, R-V Industries repaid the $7,526 debt that it owed us.

F-35

$500,000,000
Prospect Capital Corporation
Common Stock
Preferred Stock
Warrants
Debt Securities

PROSPECTUS
_______, 2009

1. PART C — OTHER INFORMATION
     2. ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS
     (1) Financial Statements
     The following statements of Prospect Capital Corporation (the “Company” or the “Registrant”) are included in Part A of this Registration Statement:
INDEX TO FINANCIAL STATEMENTS
Financial Statements

UNAUDITED FINANCIAL STATEMENTS
Consolidated Statements of Assets and Liabilities as of March 31, 2009 (Unaudited) and June 30, 2008
Consolidated Statements of Operations (Unaudited) — For the Three Months Ended March 31, 2009 and March 31, 2008
Consolidated Statements of Changes in Net Assets (Unaudited) — For the Three Months Ended March 31, 2009 and March 31, 2008
Consolidated Statements of Cash Flows (Unaudited) — For the Three Months Ended March 31, 2009 and March 31, 2008
Consolidated Schedule of Investments as of March 31, 2009 (Unaudited) and June 30, 2008 (Audited)
Notes to Consolidated Financial Statements (Unaudited)

AUDITED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Consolidated Statements of Assets and Liabilities as of June 30, 2008 and June 30, 2007
Consolidated Statements of Operations — For the Years Ended June 30, 2008, June 30, 2007 and June 30, 2006
Consolidated Statements of Changes in Net Assets — For the Years Ended June 30, 2008, June 30, 2007 and June 30, 2006
Consolidated Statements of Cash Flows — For the Years Ended June 30, 2008, June 30, 2007 and June 30, 2006
Consolidated Schedule of Investments as of June 30, 2008
Consolidated Schedule of Investments as of June 30, 2007
Notes to Financial Statements
     (2) Exhibits

Exhibit No.	Description
(a)(1)	Articles of Incorporation[1]
(a)(2)	Articles of Amendment and Restatement[2]
(a)(3)	Articles of Amendment[5]
(b)(1)	Bylaws[2]
(b)(2)	Amended and Restated Bylaws[2]
(c)	Not Applicable
(d)(1)	Form of Share Certificate[2]
(d)(2)	Form of Indenture†
(e)	Form of Dividend Reinvestment Plan[2]
(f)	Not Applicable
(g)	Form of Investment Advisory Agreement between Registrant and Prospect Capital Management LLC[2]

Exhibit No.	Description
(h)	Underwriting Agreement†
(i)	Not Applicable
(j)	Form of Custodian Agreement[3]
(k)(1)	Form of Administration Agreement between Registrant and Prospect Administration LLC[2]
(k)(2)	Form of Transfer Agency and Registrar Services Agreement[3]
(k)(3)	Form of Trademark License Agreement between the Registrant and Prospect Capital Management[2]
(k)(4)	Loan and Servicing Agreement dated June 6, 2007 among Prospect Capital Funding, LLC, Prospect Capital Corporation, and Coöperative Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch[5]
(k)(5)	First Amendment to Loan and Servicing Agreement dated December 31, 2007 among Prospect Capital Funding LLC, Prospect Capital Corporation and Coöperative Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch[7]
(l)(1)	Opinion and Consent of Clifford Chance US LLP, counsel for Registrant[5]
(l)(2)	Opinion and Consent of Venable LLP, as special Maryland counsel for Registrant[5]
(m)	Not Applicable
(n)	Consent of independent registered public accounting firm for Registrant[8]
(o)	Not Applicable
(p)	Not Applicable
(q)	Not Applicable
(r)	Code of Ethics[6]

1	Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on April 16, 2004.

2	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on July 6, 2004.

3	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on July 23, 2004.

4	Incorporated by reference to the corresponding exhibit number to the Registrant’s Form 8-K under the Securities Act of 1933.

5	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-143819), filed on September 5, 2007.

6	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on July 6, 2004.

7	Incorporated by reference to Exhibit 10.8 of the Registrant’s Form 10-Q filed on February 11, 2008.

8	Incorporated by reference to the corresponding exhibit number to the Registrant’s Post-effective Amendment No. 10 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-143819), filed on March 16, 2009.

†	To be filed by amendment.
     3. ITEM 26. MARKETING ARRANGEMENTS
     The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.
     4. ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION**

Commission registration fee	$15,350
NASDAQ Global Select Additional Listing Fees	22,500
FINRA filing fee	50,500
Accounting fees and expenses	50,000
Legal fees and expenses	750,000

Printing and engraving	700,000
Financial advisory fee	10,000
Miscellaneous fees and expenses	15,000
Total	$1,613,350

**	These amounts are estimates.
     All of the expenses set forth above shall be borne by the Company.
     5. ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL
     As of March 31, 2009, the Registrant owns a controlling interest in the following companies: a 78.01% interest in Ajax Acquisitions Corp., a Delaware corporation; a 40% interest in C&J Cladding, LLC, a Delaware limited liability company; a 100% interest in Change Clean Energy Holdings, Inc., a Delaware corporation (as well as an indirect controlling interest in DownEast Power Company, LLC, a Delaware limited liability company); a 51% interest in Worcester Energy Corporation, a Maine limited liability company; a 100% interest in Worcester Energy Holdings, Inc., a Maine corporation (as well as an indirect controlling interest in Biochips LLC, a Maine corporation 51% owned by Worcester Energy Holdings, Inc.); a 51% interest in Worcester Energy Partners, Inc., a Delaware corporation (as well as an indirect controlling interest in Precision Logging & Landclearing, Inc., a Delaware corporation 100% owned by Worcester Energy Partners, Inc.); a 49% interest in Integrated Contract Services, Inc., a Delaware corporation; a 100% interest in The Healing Staff, f/k/a Lisamarie Fallon, Inc., a Texas corporation; a 100% interest in Vets Securing America, Inc., a Delaware corporation; a 79.83% interest in Iron Horse Coiled Tubing, Inc., an Alberta corporation; a 100% interest in Gas Solutions Holdings, Inc., a Delaware corporation; a 80% interest in NRG Manufacturing, Inc., a Texas corporation; a 74.51% interest in R-V Industries, Inc., a Pennsylvania corporation; and a 100% interest in Yatesville Coal Holdings, Inc., a Delaware corporation (as well as indirect controlling interests in Eastern Kentucky Coal Holdings, Inc., a Delaware corporation, North Fork Collieries LLC, a Delaware limited liability company, E&L Construction Inc., a Kentucky corporation and C&A Construction Inc., a Kentucky corporation, each of which is 100% owned by Yatesville, and Genesis Coal Corp., a Kentucky corporation 78% owned by Yatesville).
     Prospect Capital Management LLC, a Delaware limited liability company, owns shares of the Registrant, representing 2.65% of the common stock outstanding. Without conceding that Prospect Capital Management controls the Registrant, an affiliate of Prospect Capital Management is the general partner of, and may be deemed to control, the following entities:

Jurisdiction of
Name	Organization
Prospect Street Ventures I, LLC	Delaware
Prospect Management Group LLC	Delaware
Prospect Street Broadband LLC	Delaware
Prospect Street Energy LLC	Delaware
Prospect Administration LLC	Delaware
     6. ITEM 29. NUMBER OF HOLDERS OF SECURITIES
     The following table sets forth the approximate number of record holders of our common stock at March 31, 2008.

Title of Class	Number of Record Holders
Common Stock, par value $.001 per share	46

     7. ITEM 30. INDEMNIFICATION
     Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.
     Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate ourselves to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
     Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
     The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Capital Management LLC (the “Adviser”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as an Investment Adviser of the Company.
     The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration LLC and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration LLC’s services under the Administration Agreement or otherwise as administrator for the Company.
     The Administrator is authorized to enter into one or more sub-administration agreements with other service providers (each a “Sub-Administrator”) pursuant to which the Administrator may obtain the services of the service providers in fulfilling its responsibilities hereunder. Any such sub-administration agreements shall be in accordance with the requirements of the 1940 Act and other applicable U.S. Federal and state law and shall contain a provision requiring the Sub-Administrator to comply with the same restrictions applicable to the Administrator.
     8. ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER
     A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing member, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No.801-62969), and is incorporated herein by reference.
     9. ITEM 32. LOCATION OF ACCOUNTS AND RECORDS
     All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:
     (1) the Registrant, Prospect Capital Corporation, 10 East 40th Street, 44th Floor, New York, NY 10016;
     (2) the Transfer Agent, American Stock Transfer & Trust Company;
     (3) the Custodian, U.S. Bank National Association; and
     (4) the Adviser, Prospect Capital Management LLC, 10 East 40th Street, 44th Floor, New York, NY 10016.
     10. ITEM 33. MANAGEMENT SERVICES
     Not Applicable.
     11. ITEM 34. UNDERTAKINGS
     1. The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.
     2. Any securities not taken in a rights offering by stockholders are to be reoffered to the public, an undertaking to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, we will file a post-effective amendment to set forth the terms of such offering.
     3. The Registrant undertakes:
(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(1)	to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(b)	that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the 1933 Act to any purchaser, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)	that, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(f)	to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on the 3rd day of June, 2009.

PROSPECT CAPITAL CORPORATION
By:	/s/ John F. Barry
John F. Barry III
Chief Executive Officer and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 3, 2009. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature	Title
/s/ John F. Barry John F. Barry III	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)
/s/ M. Grier Eliasek M. Grier Eliasek	Chief Operating Officer and Director
/s/ Brian H. Oswald Brian H. Oswald	Chief Financial Officer, Treasurer and Secretary (principal financial and accounting officer)
/s/ Graham D.S. Anderson Graham D.S. Anderson	Director
/s/ Andrew C. Cooper Andrew C. Cooper	Director
/s/ Eugene S. Stark Eugene S. Stark	Director